Form 10-K, Exhibit 13
period 1993-12-31
FOSTER WHEELER CORP
filed 1994-03-25
CIK 38321

                  FOSTER WHEELER CORPORATION AND SUBSIDIARIES

FINANCIAL SECTION                                               EXHIBIT NO. 13

Comparative Financial Statistics                          17
Management's Discussion and Analysis                      18-22
Consolidated Balance Sheet                                23
Consolidated Statement of Earnings                        24
Report of Independent Accountants                         24
Consolidated Statement of Changes in Stockholders' Equity 25
Consolidated Statement of Cash Flows                      26
Notes to Financial Statements                             27-35




                                                 COMPARATIVE FINANCIAL STATISTICS
                                             (In Thousands, Except per Share Amounts)


                                                1993             1992            1991          1990             1989
                                                ----             ----            ----          ----             ----
Unfilled orders, end of period              $3,884,114        $3,806,757       $3,465,339    $2,763,517       $1,603,716
Revenues                                     2,654,505         2,529,464        2,031,620     1,691,023        1,292,747
Earnings before income taxes and
 accounting change                              96,818            67,825           61,285        48,393           42,381
Provision for income taxes                      39,114            22,321           18,017        10,116           10,744
Earnings before accounting change               57,704            45,504           43,268        38,277           31,637
Effect of accounting change                       -              (91,259)(1)          -             -                -
Net earnings/(loss)                             57,704           (45,755)          43,268        38,277           31,637
Earnings per share *
 Earnings before accounting change               $1.62        $     1.28        $    1.22    $     1.08       $     0.90
 Effect of change in accounting principle         -                (2.57)(1)          -            -                -
                                               -------           -------           ------       -------          -------
 Net earnings/(loss)                             $1.62        $    (1.29)      $     1.22    $     1.08       $     0.90
                                                 -----            ------            -----         -----          -------
                                                 -----            ------            -----         -----          -------
Weighted average number of shares of common
 stock outstanding                              35,656            35,596           35,522        35,418           35,321
Current assets                              $  983,454        $  924,886       $  842,747    $  755,127       $  676,046
Current liabilities                            778,989           721,018          588,567       581,454          419,991
Working capital                                204,465           203,868          254,180       173,673          256,055
Land, buildings and equipment (net)            567,216           595,946          613,778       533,172          401,187
Total assets                                 1,806,201         1,763,264        1,638,874     1,445,494        1,185,246
Bank loans                                      59,725            54,929           45,605        38,176           11,186
Long-term borrowings (including current
 installments)                                 429,264           439,578          454,826       321,608          255,798
Net assets owned                               400,176           387,297          500,124       475,845          429,197
Net assets owned per common share of stock  $    11.21        $    10.87       $    14.06    $    13.42       $    12.14
Rate of return on net assets                      14.9%             (9.1%)            9.1%          8.9%             7.6%
Cash dividends per share of common stock    $     .645        $     .585       $      .53    $     .485       $      .44

 * Computed on the weighted average number of shares of common stock outstanding.
(1) Relates to effect of change in accounting principle for postretirement benefits other than pensions (see Note 5).

MANAGEMENT'S DISCUSSION
AND ANALYSIS



RESULTS OF OPERATIONS (1)

             BUSINESS GROUPS (SEE NOTE 16 TO FINANCIAL STATEMENTS.)
- --------------------------------------------------------------------------------------------------------------------
                           (In Millions of Dollars)

                                                  Engineering                                         Corporate and
                                                  and                Energy           Power           Financial
                                  Total           Construction       Equipment        Systems         Services (2)
                                  -----           ------------       ---------        -------         ------------
1993
- ----

Unfilled orders                    3,884.1        2,724.3              890.5           210.5              58.8
New orders booked                  2,982.8        1,921.2              670.4           273.8             117.4
Revenues                           2,654.5        1,833.5              569.8           159.5              91.7
Interest expense (3)                  33.6            0.7                2.1            23.7               7.1
Earnings before income taxes          96.8           64.9               47.9            25.1             (41.1)

Identifiable assets                1,806.2          649.6              411.3           514.1             231.2
Capital expenditures                  27.8           12.1               11.1             1.8               2.8
Depreciation                          43.7           14.2                8.0            17.3               4.2

1992
- ----

Unfilled orders                    3,806.8        2,827.2              831.4            68.6              79.6
New orders booked                  3,640.4        2,605.9              716.9           186.2             131.4
Revenues                           2,529.5        1,726.2              558.5           128.0             116.8
Interest expense (3)                  34.2            1.4                1.8            21.0              10.0
Earnings before income taxes
  and accounting change (4)           67.8           54.9               41.1            14.2             (42.4)

Identifiable assets                1,763.3          652.7              377.8           487.4             245.4
Capital expenditures                  56.0           17.3               13.5            18.3               6.9
Depreciation                          43.3           14.2                7.6            17.2               4.3

1991
- ----

Unfilled orders                    3,465.3        2,683.6              688.4            24.7              68.6
New orders booked                  2,868.9        2,189.3              470.4           110.1              99.1
Revenues                           2,031.6        1,303.9              511.7            94.0             122.0
Interest expense (3)                  24.5            1.7                3.9            11.7               7.2
Earnings before income taxes          61.3           40.1               37.5             8.8             (25.1)

Identifiable assets                1,638.9          589.7              349.8           495.2             204.2
Capital expenditures                 119.5           27.1               10.7            75.9               5.8
Depreciation                          34.7           12.3                7.4            10.7               4.3



            GEOGRAPHIC AREAS (SEE NOTE 16 TO FINANCIAL STATEMENTS.)
- -----------------------------------------------------------------------------------------------------------------------
                           (In Millions of Dollars)
                                                                                                          Corporate and
                                                  United                                                  Financial
                                 Total            States           Europe              Canada             Services (2)
                                 -----            ------           ------              ------             ---------
1993
- ----

Unfilled orders                    3,884.1        2,262.2            1,514.4            48.7                 58.8
New orders booked                  2,982.8        1,407.0            1,373.2            85.2                117.4
Revenues                           2,654.5          948.1            1,539.0            75.7                 91.7
Interest expense (3)                  33.6           24.1                1.7             0.7                  7.1
Earnings before income taxes          96.8           66.7               65.4             5.8                (41.1)

Identifiable assets                1,806.2          857.4              658.8            58.8                231.2

1992
- ----

Unfilled orders                    3,806.8        1,850.7            1,820.8            55.7                 79.6
New orders booked                  3,640.4        1,688.7            1,757.5            62.8                131.4
Revenues                           2,529.5          691.9            1,617.0           103.8                116.8
Interest expense (3)                  34.2           21.3                1.5             1.4                 10.0
Earnings before income taxes
  and accounting change (4)           67.8           37.3               69.7             3.2                (42.4)

Identifiable assets                1,763.3          775.0              686.5            56.4                245.4

1991
- ----

Unfilled orders                    3,465.3        1,061.0            2,248.8            86.9                 68.6
New orders booked                  2,868.9          920.7            1,785.8            63.3                 99.1
Revenues                           2,031.6          657.8            1,153.2            98.6                122.0
Interest expense (3)                  24.5           13.3                3.3             0.7                  7.2
Earnings before income taxes          61.3           31.9               50.2             4.3                (25.1)

Identifiable assets                1,638.9          725.8              654.5            54.4                204.2


(1) Commencing in 1993, the business of the Corporation has been redefined to focus on three core business groups. The 1992 and 1991 data have been reclassified to this current presentation (see also Note 1).
(2) Includes general corporate income and expense, the Corporation's insurance operation, trading and real estate activities, asbestos abatement and miscellaneous manufacturing.
(3) Includes intercompany interest charged by Corporate to the business groups on outstanding borrowings.
(4)  Effective as of the beginning of 1992, the Corporation adopted SFAS
     No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recorded the full amount of its transition obligation.

     Unaudited as to unfilled orders and new orders booked.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

YEARS 1991 - 1993

        This following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

        In 1993, the Corporation consolidated its activities into three basic business groups, Engineering and Construction, Energy Equipment and Power Systems, thereby eliminating the Industrial and Environmental Group. Glitsch International was transferred to the Energy Equipment Group, while Foster Wheeler Enviresponse became the Environmental Services division of Foster Wheeler USA within the Engineering and Construction Group. At the same time, Thermacote Welco, Barsotti's and Ullrich Copper were transferred to Corporate and Financial Services. Subsequently, Thermacote Welco was divested in the third quarter of 1993 and in the fourth quarter of 1993 a decision was made to withdraw from the asbestos-abatement business. The above realignment did not affect the previously reported consolidated financial results; however, the historical business groups have been restated to conform with the current presentation.

        As of the beginning of 1992, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of the accounting change at the beginning of 1992 was a charge of $91.3 million after tax and valuation allowance, or $2.57 per share. All subsequent earnings discussions for 1992 are prior to the impact of this one-time charge.

        Foster Wheeler's operating subsidiaries located outside the United States constituted 52% in 1993, 66% in 1992 and 63% in 1991, of consolidated earnings before taxes excluding Corporate and Financial Services. Earnings before income taxes of the United States geographic area increased $29.4 million in 1993 compared to 1992 and $5.4 million in 1992 compared to 1991. In the United States, the increase in earnings during this period can be attributed to all segments of the business. Consolidated net earnings for 1993 amount to $57.7 million, an increase of $12.2 million or 27% over 1992, before the effect of an accounting change.

        At the end of 1993, Foster Wheeler's backlog of unfilled orders was $3.9 billion, slightly higher than at the end of 1992. Since the end of 1990, this represents an increase of $1.1 billion or 40%.

        The strategy of the Engineering and Construction Group in the coming years will be to continue to maintain leadership in the oil refining and pharmaceutical industries worldwide, exploit its strong position in emerging technologies, particularly with regard to gasification, and obtain a significant market position in the environmental, LNG, and upstream production areas.

        The Energy Equipment Group serves the power-generation and chemical-separations industries with high-quality and highly engineered and manufactured products. This combination of technology and cost competitiveness, with strong marketing initiatives in a growth market, positions the Group for continued success in the nineties. The largest market for this Group continues to be China, central and southeast Asia, the Indian subcontinent, and South and Central America. Foster Wheeler Power Systems has an established position in building, owning, and operating plants. Continued growth will come from capitalizing on the leadership positions held in both process and combustion technologies, combined with the project development and operational expertise of Foster Wheeler Power Systems to pursue "inside-the-fence" projects and independent power facilities in both the domestic and international markets.


1993 COMPARED TO 1992

        As stated previously, the backlog of the Corporation was slightly higher than at the end of 1992. The Engineering and Construction Group accounted for approximately 70% of the total December 1993 backlog of the Corporation. The 1993 backlog of the Engineering and Construction Group was slightly lower than reported as of the end of 1992. The reduction reported by the United Kingdom subsidiary was partially offset by the increases in the United States and Italy. The Energy Equipment Group accounted for approximately 23% of the December 1993 backlog. The 7% increase reported by this Group was primarily due to orders taken by the United States subsidiary in China. Foster Wheeler was selected for negotiations for two 350 megawatt boilers for the Ezhou project in China at the end of 1993.

        New orders booked for 1993 decreased by 18% in comparison to 1992.
This was primarily due to the significant amount of orders taken by the Engineering and Construction Group in 1992. New orders booked in the Engineering and Construction Group decreased in the United States by approximately $300 million and by approximately $400 million in the United Kingdom. However, the backlog as of December 1993 has remained consistent with the 1992 level.

        Operating revenues increased by $88 million (3.5%) over 1992. The three operating groups all reported slight increases over the 1992 levels. The Engineering and Construction Group reported an increase of approximately $100 million primarily due to the operations of Foster Wheeler USA Corporation. This increase was partially offset by the lower revenues reported by Corporate and Financial Services.

        Gross earnings from operations were at approximately the same level as reported for 1992. The 5% increase reported by the Energy Equipment Group was offset by the reduction in gross profit reported by Corporate and Financial Services, related to the asbestos-abatement business.

        Selling, general and administrative expenses decreased slightly. All operating groups reported amounts consistent with prior year levels.

        In comparing 1993 to 1992, other income increased by $36.8 million. This increase was primarily due to the sale of Thermacote Welco in the third quarter of 1993 and the sale of a 49.5% limited partnership interest in the Camden waste-to-energy plant in the fourth quarter of 1993. In addition, interest income increased by $5.6 million.

        Other deductions increased by $12.5 million. This increase was due to the accelerated amortization of the cost in excess of net assets of a subsidiary acquired related to the asbestos- abatement business, and the establishment of a provision to cover potential exposure for nonrecovery of development costs related to waste-to-energy projects in the Power Systems Group.

        The effective tax rate increased from 32.9% in 1992 to 40.4% in 1993. The 1993 effective rate differed from the U. S. statutory rate primarily as a result of the accelerated amortization of cost in excess of net assets of a subsidiary acquired, and the recapture of investment tax credits related to the sale of the limited partnership interest.

        Earnings before accounting change increased by $12.2 million (27%).
All operating groups reported increased earnings. The Engineering and Construction Group increased by over $7 million or 20%. This was primarily due to the return to profitability of Foster Wheeler Iberia, S.A. in Spain and the improved earnings recorded by Foster Wheeler USA Corporation. Both Foster Wheeler USA Corporation and Foster Wheeler Italiana, S.p.A. reported record earnings. The Energy Equipment Group also reported a 19% increase or $4.8 million from earnings reported in the United States. The Power Systems Group increased by approximately 5% from 1992 to 1993.

1992 COMPARED TO 1991

        Operating revenues increased $503 million. The Engineering and Construction Group increased $419 million, of which the preponderance was in England and Italy. The Energy Equipment Group increased $51 million due primarily to activities of Foster Wheeler Energy Corporation and Foster Wheeler Energia, S.A. The Power Systems Group increased $31 million due to the first full year's operation of the Camden County, New Jersey, waste-to-energy plant, and the commencement of operations of the Hudson Falls, New York, waste-to-energy plant early in 1992.

        Gross earnings from operations increased $33.4 million or 13%. The Engineering and Construction Group increased $18 million of which 45% was attributed to Foster Wheeler USA Corporation. The Energy Equipment Group increased $8 million or 9% due to improved contract performance and increased activities of Foster Wheeler Energy Corporation and Foster Wheeler Energia, S.A. The Power Systems Group increased $14 million or 49% due to the full year's operation of the Camden County plant and the start-up of the Hudson Falls and Twin Cities plants.

        Selling, general and administrative expenses increased 3%, of which the major portion of the increase was proposal activities of the Engineering and Construction Group. Other income decreased by $5 million as a result of higher gains on foreign currency transactions and equity earnings in 1991 offset somewhat by the $2 million gain on sale of the Foster Wheeler Kauai plant in 1992. Other deductions increased $15 million due to higher interest expense with $9 million attributed to the Power Systems' plants mentioned above.

        The increase in the provision for income taxes of $4.3 million was attributed to increased profits and reduction of investment tax credits recognized during construction of Power Systems' projects.

        Earnings before accounting change increased $2.2 million or 5%.


FINANCIAL CONDITION

        The Corporation's consolidated financial condition improved during the three-year period 1991 to 1993. Since the beginning of 1991, net assets increased by $87 million excluding the accumulated translation adjustment of $72

MANAGEMENT'S DISCUSSION
AND ANALYSIS

million and the accounting charge of $91.3 million related to the adoption of SFAS No. 106 in 1992. Working capital at December 31, 1993, was $204.5 million.

    During 1991, 1992 and 1993, substantial long-term investments of $119 million, $56 million and $28 million, respectively, were made in land, buildings and equipment. In 1991, waste-to-energy facilities in Camden County, New Jersey, and Hudson Falls, New York, were completed. In 1993, a 49.5% limited partnership interest in the Camden facility was sold to an institutional investor.

    Long-term debt, including current installments, and bank loans increased by $129 million, net of repayments of $73 million, during the three-year period. This included proceeds from build, own and operate project debt of approximately $67 million (see Note 7). Bank loans increased $9 million in 1992 and $5 million in 1993. In 1991, the Corporation issued by private placement unsecured notes for $110 million.

    During the next few years, capital expenditures will continue to be directed primarily toward strengthening and supporting the Corporation's core businesses.

    In the ordinary course of business the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment design or plant construction. The Corporation and its subsidiaries also routinely become involved in litigation relating to patents and other intellectual property. There are several actions of that nature presently pending. If the presently pending suits described above were sustained in substantially the amounts asserted, they would have a material adverse effect on the Corporation's financial condition and results of operations. However, based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, management believes that the disposition of such suits will not result in charges against assets or earnings materially in excess of amounts provided in the accounts.


LIQUIDITY AND CAPITAL RESOURCES

    Cash and short-term investments at the end of 1993 amounted to $377.4 million, reflecting an increase of $106.7 million compared with December 25, 1992. Cash generated from earnings of $84.9 million along with reduced funding of working capital resulted in a source of cash from operating activities of approximately $146.7 million. The sale of a subsidiary and of a partnership interest in a waste-to-energy project resulted in additional proceeds of approximately $50.3 million. Cash was used to pay dividends of $23.0 million and long-term debt of $12.4 million. The detailed Statement of Cash Flows is presented on page 26.

    The Corporation's own-and-operate projects are financed primarily with a combination of project debt and equity investments by the Corporation. These equity investments amounted to approximately $6 million in 1992 and $20 million in 1991. Such investments are expected to continue at increased levels over the next several years. The Corporation will continue to enter into financing transactions where the transfer of tax benefits and refinancing of its equity investment in those projects produces a lower effective financing cost and a potential increased return on investment.

    Existing cash balances, short-term investments and unused credit facilities with banks remain adequate to support expected operating levels and anticipated future investing and financing activities.


OTHER ACCOUNTING MATTERS

    In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." Adoption by the Corporation is required by the beginning of the 1994 fiscal year. The implementation of this Statement will not have a material impact on the results of operations.

    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Statement requires classification of investments into several categories which determines the accounting for unrealized gains and losses. Adoption of this Statement by the Corporation is required no later than its 1994 fiscal year. The adoption of Statement No. 115 will not have a material impact on the Corporation's results of operations or financial condition.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In Thousands of Dollars)

                                                                                     December 31,    December 25,
                                                                                         1993            1992
                                                                                     ------------    ------------
                                               ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                        $    249,514   $    146,485
   Short-term investments, at cost (which approximates market value)                     127,876        124,184
   Accounts and notes receivable:
     Trade                                                                               396,828        421,627
     Other                                                                                45,671         75,844
   Contracts in process                                                                   87,076         78,195
   Inventories                                                                            24,500         34,275
   Prepaid and refundable income taxes                                                    39,000         28,808
   Prepaid expenses                                                                       12,989         15,468
                                                                                    ------------   ------------
         Total current assets                                                            983,454        924,886
                                                                                    ------------   ------------
Land, buildings and equipment                                                            784,548        784,036
Less accumulated depreciation                                                            217,332        188,090
                                                                                    ------------   ------------
         Net book value                                                                  567,216        595,946
                                                                                    ------------   ------------

Notes and accounts receivable - long-term                                                 40,560         29,749
Investments and advances                                                                  34,758         31,960
Cost in excess of net assets of subsidiaries acquired                                      4,098         12,371
Deferred charges and prepaid pension cost                                                160,967        141,226
Deferred income taxes                                                                     15,148         27,126
                                                                                    ------------   ------------

         TOTAL ASSETS                                                               $  1,806,201   $  1,763,264
                                                                                    ------------   ------------
                                                                                    ------------   ------------

                                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current installments on long-term debt                                           $     32,523   $     12,178
   Bank loans                                                                             59,725         54,929
   Accounts payable                                                                      161,484        216,789
   Accrued expenses                                                                      131,254        116,956
   Estimated cost to complete long-term contracts                                        287,508        210,028
   Advance payments by customers                                                          76,462         76,255
   Income taxes                                                                           30,033         33,883
                                                                                  --------------   ------------

        Total current liabilities                                                        778,989        721,018

Long-term debt, less current installments                                                396,741        427,400
Minority interest in subsidiary companies                                                  8,235          6,556
Deferred income taxes                                                                     18,691         19,853
Other long-term liabilities, deferred credits and
    postretirement benefits other than pensions                                          203,369        201,140
                                                                                  --------------   ------------

        TOTAL LIABILITIES                                                              1,406,025      1,375,967
                                                                                  --------------   ------------

STOCKHOLDERS' EQUITY:
   Preferred stock
     Authorized 1,500,000 shares; no par value - none outstanding
   Common stock
     $1.00 par value; authorized 80,000,000 shares; issued: 1993-35,706,982;
     1992-35,656,196                                                                      35,707         35,656
   Paid-in capital                                                                        35,076         34,085
   Retained earnings                                                                     381,205        346,487
   Accumulated translation adjustment                                                    (51,261)       (28,380)
                                                                                    ------------   ------------
                                                                                         400,727        387,848
   Less cost of treasury stock (20,129 shares)                                               551            551
                                                                                    ------------   ------------

        TOTAL STOCKHOLDERS' EQUITY                                                       400,176        387,297
                                                                                    ------------   ------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $  1,806,201   $  1,763,264
                                                                                    ------------   ------------
                                                                                    ------------   ------------

See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
(In Thousands of Dollars, Except per Share Amounts)

                                                                   1993          1992               1991
                                                                   ----          ----               ----
Revenues:

  Operating revenues                                           $2,583,000     $2,494,789         $1,991,979
  Other income (including interest:
    1993-$26,627; 1992-$21,017; 1991-$21,039)                      71,505         34,675             39,641
                                                               ----------     ----------         ----------
    Total Revenues                                              2,654,505      2,529,464          2,031,620
                                                               ----------     ----------         ----------
Costs and Expenses:
  Cost of operating revenues                                    2,290,395      2,202,196          1,732,819
  Selling, general and administrative expenses                    204,049        208,676            201,920
  Other deductions (including interest:
    1993-$33,558; 1992-$34,159; 1991-$24,540)                      60,722         48,255             33,096
  Minority interest                                                 2,521          2,512              2,500
                                                               ----------     ----------         ----------

         Total Costs and Expenses                               2,557,687      2,461,639          1,970,335
                                                               ----------     ----------         ----------

Earnings before income taxes and accounting change                 96,818         67,825             61,285

Provision for income taxes                                         39,114         22,321             18,017
                                                               ----------     ----------         ----------

Earnings before accounting change                                  57,704         45,504             43,268

Effect of change in accounting principle for
  postretirement benefits other than pensions
  (net of income tax benefit of $47,947 and
  a valuation allowance of $5,500)                                     --        (91,259)                --
                                                               ----------     ----------         ----------
Net earnings/(loss)                                            $   57,704     $  (45,755)        $   43,268
                                                               ----------     ----------         ----------
                                                               ----------     ----------         ----------
Earnings per share:
  Earnings before the effect of accounting change              $     1.62       $   1.28         $     1.22
  Effect of change in accounting principle                             --          (2.57)                --
                                                               ----------     ----------         ----------
  Net earnings/(loss)                                          $     1.62       $  (1.29)        $     1.22
                                                               ----------     ----------         ----------
                                                               ----------     ----------         ----------





See notes to financial statements.





24 (continued)

Report of Independent Accountants


To the Stockholders of
Foster Wheeler Corporation:

We have audited the accompanying consolidated balance sheet of Foster Wheeler Corporation and Subsidiaries as of December 31, 1993 and December 25, 1992, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foster Wheeler Corporation and Subsidiaries as of December 31, 1993 and December 25, 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Corporation changed its method of accounting for postretirement benefit costs other than pensions in 1992.



                               Coopers & Lybrand


New York, New York
February 14, 1994

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands of Dollars, Except per Share Amounts)

                                                                                          1993         1992         1991
                                                                                          ----         ----         ----
COMMON STOCK

     Balance at beginning of year                                                        $ 35,656     $ 35,588     $ 35,495
     Sold under stock options: (shares: 1993-50,786; 1992-68,092; 1991-92,734)                 51           68           93
                                                                                         --------     --------     --------

        Balance at end of year                                                             35,707       35,656       35,588
                                                                                         --------     --------     --------

PAID-IN CAPITAL

    Balance at beginning of year                                                           34,085       33,139       31,928
    Excess of market value over value of stock issued under stock option plans                791          773          790
    Excess of market value over cost of treasury stock issued under
      incentive plans                                                                         -            -             26
    Tax benefits related to incentive plans and stock options                                 200          173          395
                                                                                         --------     --------     --------


       Balance at end of year                                                              35,076       34,085       33,139
                                                                                         --------     --------     --------

RETAINED EARNINGS

    Balance at beginning of year                                                          346,487      413,056      388,603
    Net earnings/(loss) for the year                                                       57,704      (45,755)      43,268
    Cash dividends paid:
      Common (per share outstanding: 1993-$.645; 1992-$.585; 1991-$.53)                   (22,986)     (20,814)     (18,815)
                                                                                         --------     --------     --------

       Balance at end of year                                                             381,205      346,487      413,056
                                                                                         --------     --------     --------

ACCUMULATED TRANSLATION ADJUSTMENT

    Balance at beginning of year                                                          (28,380)      18,732       20,771
    Change in cumulative translation adjustment during the year                           (22,881)     (47,112)      (2,039)
                                                                                         --------     --------     --------

       Balance at end of year                                                             (51,261)     (28,380)      18,732
                                                                                         --------     --------     --------


TREASURY STOCK

    Balance at beginning of year                                                              551          391          952
    Sold under stock options: (shares: 1992-14,500; 1991-42,859)                              -           (341)        (902)
    Common stock acquired for treasury: (shares:
       1992-16,407; 1991-12,831)                                                              -            501          388
    Issued under incentive plans: (shares:  1991-2,382)                                       -            -            (47)
                                                                                         --------     --------     --------
       Balance at end of year                                                                 551          551          391
                                                                                         --------     --------     --------

    TOTAL STOCKHOLDERS' EQUITY                                                           $400,176     $387,297     $500,124
                                                                                         --------     --------     --------
                                                                                         --------     --------     --------



See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands of Dollars)

                                                                  1993               1992                1991
                                                                  ----               ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES

   Net earnings/(loss)                                          $ 57,704          $ (45,755)           $ 43,268
   Adjustments to reconcile net earnings/(loss) to
     cash flows from operating activities:
     Depreciation and amortization                                51,456             44,200              35,368
     Noncurrent deferred tax                                      11,632             (2,093)               (688)
     Gain on sale of investments                                     -                 (999)               (615)
     Gain on sale of subsidiary and partnership interest         (36,175)               -                   -
     (Gain)/loss on sale of land, buildings and equipment           (165)            (2,587)              1,280
     Equity (earnings)/losses, net of dividends                     (883)               771              (1,301)
     Effect of change in accounting principle                        -               91,259                 -
     Other noncash items                                           1,356             (4,810)             (6,570)
   Changes in assets and liabilities:
     Receivables                                                  27,987           (109,188)            (87,710)
     Contracts in process and inventories                        (11,376)            (7,668)             26,167
     Accounts payable and accrued expenses                       (22,632)            79,314             (13,775)
     Estimated cost to complete long-term contracts               90,196             67,898              41,784
     Advance payments by customers                                10,847             48,781              (5,504)
     Income taxes                                                (14,623)            (1,269)             20,237
     Other assets and liabilities                                (18,599)           (16,190)            (13,391)
                                                               ---------          ---------           ---------

            Net cash provided by operating activities            146,725            141,664              38,550
                                                               ---------          ---------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Capital expenditures                                          (27,849)           (55,995)           (119,451)
   Proceeds from sale of properties                                1,476              4,043               4,658
   Proceeds from sale of subsidiary and partnership interest      50,288                -                   -
   Proceeds from sale of Power Systems assets                        -               15,000                 -
   Proceeds from sale of long-term investments                       -                7,224                 726
   (Increase)/decrease in investments and advances                (2,421)                65              (2,716)
   Increase in short-term investments                            (17,541)           (52,621)            (11,222)
   Partnership distribution                                       (3,235)            (3,199)             (3,014)
                                                               ---------          ---------           ---------

         Net cash provided/(used) by investing activities            718            (85,483)           (131,019)
                                                               ---------          ---------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Dividends to stockholders                                     (22,986)           (20,814)            (18,815)
   Repurchase of common stock                                        -                 (501)               (388)
   Proceeds from the exercise of stock options                       842              1,182               1,785
   Increase in short-term debt                                     9,246              3,305               5,696
   Proceeds from long-term debt                                      265              8,464             172,330
   Repayment of long-term debt                                   (12,439)           (21,722)            (39,090)
                                                               ---------          ---------           ---------

         Net cash (used)/provided by financing activities        (25,072)           (30,086)            121,518
                                                               ---------          ---------           ---------

   Effect of exchange rate changes on cash and cash              (19,342)           (19,995)              1,239
   equivalents                                                    ---------          ---------           ---------

INCREASE IN CASH AND CASH EQUIVALENTS                            103,029              6,100              30,288
Cash and cash equivalents at beginning of year                   146,485            140,385             110,097
                                                               ---------          ---------           ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $249,514           $146,485            $140,385
                                                               ---------          ---------           ---------
                                                               ---------          ---------           ---------


Cash paid during the year for:
   Interest (net of amount capitalized)                          $32,167            $33,629             $21,233
   Income taxes                                                  $27,949            $14,474             $11,753


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Foster Wheeler Corporation and all significant domestic and foreign subsidiary companies.

    Commencing in 1993, the business of the Corporation falls within three business groups: an Engineering and Construction Group, an Energy Equipment Group and a Power Systems Group. Prior to 1993, the Industrial and Environmental Group was reported as a separate segment. Those companies previously reported within the Industrial and Environmental Group have been reclassified as follows: Glitsch International, Inc. is now considered part of the Energy Equipment Group; Thermacote Welco Company (which was sold in September 1993), Barsotti's Inc. and Ullrich Copper, Inc. are aggregated as part of Corporate and Financial Services. Certain reclassifications have been made to conform prior years' data to the current presentation. These reclassifications had no impact on the previously reported earnings of the Corporation.

    The Corporation's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, the year 1993 included 53 weeks while the years 1992 and 1991 included 52 weeks.

    REVENUE RECOGNITION ON LONG-TERM CONTRACTS - The Corporation reports profits on long-term contracts on a percentage-of-completion basis determined on the ratio of earned billings to total contract price, after considering accumulated costs and estimated costs to complete each contract. Contracts in process are valued at cost plus accrued profits less earned billings and progress payments on uncompleted contracts. If estimates of cost to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated. The elapsed time from award of a contract to completion of performance may be up to four years. Contracts of the Engineering and Construction Group are generally considered substantially complete when engineering is completed and/or field construction is completed, while for the Energy Equipment Group it is when manufacturing and/or field construction is completed.

    Certain special-purpose subsidiaries in the Power Systems Group are reimbursed for their costs, including repayment of project debt, for building and owning certain facilities over the life of the service contracts. The Corporation records revenues relating to debt repayment on these contracts on a straight-line basis over the life of the service contracts and records depreciation of the facilities on a straight-line basis over the estimated useful life of the facility, after consideration of the estimated residual value.

    CASH AND CASH EQUIVALENTS - Cash and cash equivalents include highly liquid short-term investments purchased with original maturities of three months or less.

    TRADE ACCOUNTS RECEIVABLE - In accordance with terms of long-term contracts, certain percentages of billings are withheld by customers until completion and acceptance of the contracts. Final payments of all such amounts withheld which might not be received within a one-year period are indicated in Note 2. In conformity with trade practice, however, the full amount of accounts receivable, including such amounts withheld, has been included in current assets.

    LAND, BUILDINGS AND EQUIPMENT - Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in earnings.

    Depreciation is computed on a straight-line basis for financial reporting purposes using composite estimated lives ranging from 10 to 50 years for buildings and from 3 to 30 years for equipment.

    Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized.

    INCOME TAXES - Deferred income taxes are provided for temporary differences between financial and taxable income. For Federal income tax purposes, accelerated methods of depreciation are used. Investment tax credits are accounted for under the "flow-through" method, which recognizes the benefit in the year qualified progress expenditures are incurred. Qualified property for tax purposes is reduced by the investment tax credit claimed resulting in recognition of deferred taxes.

    Provision is made for Federal income taxes which may be payable on foreign subsidiary earnings to the extent that the Corporation anticipates they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested (and for which no Federal income tax has been provided) aggregated $207,000 at December 31, 1993. It is not practical to estimate the additional tax, if any, if these amounts were repatriated.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

    FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and income and expenses at monthly weighted average rates. Foreign currency transaction gains for 1993, 1992 and 1991 were approximately $4,200, $3,200 and $6,635, respectively ($2,700, $2,000 and $4,000 net of taxes). The Corporation enters into foreign exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Those that do not qualify as hedges for accounting purposes are marked to market and recognized currently.

    INVENTORIES - Inventories, principally materials and supplies, are stated at lower of cost or market primarily on the average cost method.

    EARNINGS PER SHARE - Per share data has been computed on the weighted average number of shares of common stock outstanding of 35,655,886; 35,595,728 and 35,522,074 for 1993, 1992 and 1991, respectively.
    Outstanding stock options have been disregarded because their effect on earnings per share would not be significant and would have been antidilutive in 1992.

2.   ACCOUNTS AND NOTES RECEIVABLE

     The following tabulation shows the components of trade accounts and notes receivable:

                                                                      1993              1992
                                                                      ----              ----
  From long-term contracts:
     Amounts billed due in one year                                 $229,145         $239,585
                                                                    --------         --------
  Retentions:
     Billed:
        Estimated to be due in:
          1993                                                            --           16,051
          1994                                                        15,772            1,009
                                                                    --------         --------
          Total billed                                                15,772           17,060
                                                                    --------         --------
     Unbilled:
        Estimated to be due in:
          1993                                                            --           56,689
          1994                                                        67,741           10,902
          1995                                                         5,108            5,974
          1996                                                           106              110
          1997                                                           555               --
          1998                                                            84               --
                                                                    --------         --------
          Total unbilled                                              73,594           73,675
                                                                    --------         --------
          Total retentions                                            89,366           90,735
                                                                    --------         --------
          Total receivables from long-term contracts                 318,511          330,320


  Other trade and notes receivable                                    83,628           95,084
                                                                   ---------         --------
                                                                     402,139          425,404
  Less, Allowance for doubtful accounts                                5,311            3,777
                                                                   ---------         --------
                                                                    $396,828         $421,627
                                                                   ---------         --------
                                                                   ---------         --------

3.   CONTRACTS IN PROCESS AND INVENTORIES

  Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:

                                                                       1993             1992            1991
                                                                       ----             ----            ----
         Contracts in process                                       $ 87,076         $ 78,195         $ 86,753
                                                                    --------         --------         --------
                                                                    --------         --------         --------
         Inventories:
              Materials and supplies                                $ 18,700         $ 22,250         $ 24,664
              Work in process                                          1,810            1,397              671
              Finished goods                                           3,990           10,628           10,751
                                                                    --------         --------         --------
                                                                    $ 24,500         $ 34,275         $ 36,086
                                                                    ---------        --------         --------
                                                                    ---------        --------         --------




28 (continued)

   The following tabulation shows the elements included in contracts in process as related to long-term contracts:

                                                                        1993            1992             1991
                                                                        ----            ----             ----
   Costs plus accrued profits less earned billings on contracts
     currently in process                                           $229,604         $209,800         $183,870

   Less, Progress payments                                           142,528          131,605           97,117
                                                                    --------         --------         --------
                                                                    $ 87,076         $ 78,195         $ 86,753
                                                                    --------         --------         --------
                                                                    --------         --------         --------


4. LAND, BUILDINGS AND EQUIPMENT

    Land, buildings and equipment are stated at cost and are set forth below:

                                                                      1993             1992
                                                                      ----             ----
   Land and land improvements                                        $ 14,910         $ 15,576
   Buildings                                                           91,957           90,781
   Equipment                                                          653,002          650,838
   Construction in progress                                            24,679           26,841
                                                                     --------        ---------
                                                                     $784,548         $784,036
                                                                     --------         --------
                                                                     --------         --------

   Depreciation expense for the years 1993, 1992 and 1991 was $43,732, $43,286 and $34,718, respectively.

5. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

   RETIREMENT BENEFITS - The Corporation and its domestic and foreign subsidiaries have several pension plans covering substantially all full-time employees. Pension credits for the years 1993, 1992 and 1991 were $1,158, $5,712 and $6,470, respectively.

   Under the plans, retirement benefits are primarily a function of both years of service and level of compensation; the plans are noncontributory with no provision for employee contributions. Effective with retirements after April 1, 1993, the Corporation changed the benefit for domestic employees to 1.2% of the average of the highest five consecutive years of salary in the last ten years of employment. Previous benefits were 1.1% of the average of the highest seven consecutive years of salary in the last ten years of employment.

It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing Federal tax regulations. Such contributions, when made, are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plans' funded status as of the end of December 1993 and 1992:

                                                                                       1993             1992
                                                                                       ----             ----
     Actuarial present value of accumulated benefit obligations:
        Vested                                                                      $ 289,415        $ 231,039
        Nonvested                                                                      12,740            5,814
                                                                                    ---------       ----------
     Total                                                                          $ 302,155        $ 236,853
                                                                                    ---------       ----------
                                                                                    ---------       ----------

  Plan assets at fair value, primarily listed stocks and bonds                      $ 388,090        $ 340,455
  Projected benefit obligations                                                      (329,188)        (266,018)
                                                                                   -----------      -----------
  Excess of plan assets over projected benefit obligations                             58,902           74,437
  Unrecognized net loss due to past experience different from
     assumptions made                                                                  33,800           27,022
  Unrecognized prior service cost                                                      20,670           15,323
  Unrecognized net assets being amortized over 12 years                               (27,811)         (33,789)
                                                                                    ----------         --------
  Prepaid pension cost                                                              $  85,561         $ 82,993
                                                                                     ---------         --------
                                                                                     ---------         --------

  Net pension credits included the following components:

                                                                                       1993             1992               1991
                                                                                       ----             ----               ----
     Service cost                                                                    $  11,024         $  9,275        $   7,235
     Interest cost on projected benefit obligation                                      24,117           23,126           20,160
     Actual return on plan assets                                                      (33,370)         (33,768)         (29,234)
     Net amortization and deferrals                                                     (2,929)          (4,345)          (4,631)
                                                                                     ---------         --------        ---------
     Net pension credits                                                             $   1,158         $  5,712        $   6,470
                                                                                     ---------         --------        ---------
                                                                                     ---------         --------        ---------


In determining the actuarial present value of the projected benefit obligations, discount rates ranging from 6.875% to 7.5% (1992 - 7.5% to 10%), and rates of increase for future compensation levels ranging from 4.5% to 6.5% (1992 - 5% to 6.5%) were utilized. The expected long-term rate of return on assets was 10%.

The Corporation has a 401(k) plan for salaried employees. The Corporation for the years 1993, 1992 and 1991 contributed a 50% match of the employee's contribution which amounted to a cost of $3,300, $2,700 and $2,200, respectively.

In addition to providing pension benefits, the Corporation and some of its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for these benefits if they reach normal retirement age while working for the Corporation. Benefits are provided through insurance companies.

Effective the beginning of 1992, the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" were adopted. The Statement requires the Corporation to use accrual accounting rather than pay-as-you-go (cash basis) for postretirement benefits other than pensions for current and retired employees and their families. In the first quarter of 1992, the Corporation recorded the full amount of its transition obligation which represented the accumulated postretirement benefit obligation as of the beginning of 1992. The after tax and valuation allowance charge to 1992 earnings was $91,259, or $2.57 per share. This amount was reflected as the effect of a change in accounting principle in the consolidated statement of earnings.

In 1991, the Corporation recognized the cost of providing postretirement benefits by expensing the benefits as incurred (cash basis). The amounts included in expense for 1993, 1992 and 1991 were $7,464, $12,242 and $3,900, respectively.

The following sets forth the plans' funded status reconciled with amounts reported in the Corporation's consolidated balance sheet at the end of December 1993 and 1992:




                                                                  29 (continued)

  Accumulated postretirement benefit obligation:                        1993             1992
                                                                        ----             ----
     Retirees                                                      $  77,347         $ 74,373
     Fully-eligible active plan participants                          10,750           27,257
     Other active plan participants                                   35,677           49,564
                                                                   ---------        ---------
     Accumulated postretirement benefit                              123,774          151,194
     Unrecognized net loss                                            (7,129)            -
     Unrecognized prior service cost                                  35,309             -
                                                                   ---------        ---------

     Accrued postretirement benefit liability                      $ 151,954        $ 151,194
                                                                   ---------        ---------
                                                                   ---------        ---------


  Net periodic postretirement benefit cost for 1993 and 1992 included the following components:

                                                                     1993              1992
                                                                     ----              ----
     Service cost                                                   $  1,809         $  3,257
     Interest cost                                                     7,233            8,985
     Amortization of prior service cost                               (1,578)            -
                                                                     --------        --------
     Net periodic postretirement benefit cost                       $  7,464         $ 12,242
                                                                     --------        --------
                                                                     --------        --------


  In 1993, the Corporation announced certain changes to its health care plan that establish a premium based on length of service and a cap for future medical costs of active employees.

  A 10% annual rate of increase in the per capita costs of covered health care benefits was assumed for 1994,

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

  gradually decreasing to 6% by the year 2020. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $8,000 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 by $1,000. Primarily, a discount rate of 7.5% (1992 - 8.5%) was used to determine the accumulated postretirement benefit obligation.

6.   BANK BORROWINGS

  The maximum amounts of aggregate month-end short-term bank borrowings during 1993, 1992 and 1991 were $93,644, $104,748 and $136,998, respectively. The approximate average aggregate month-end balances for such borrowings during 1993, 1992 and 1991 were $65,682, $59,716 and $84,228, respectively. The approximate weighted average interest rates for such aggregate borrowings during 1993, 1992 and 1991 were 5%, 6% and 7%, respectively.

  Unused lines of credit for short-term bank borrowings aggregated $207,391 and $168,746 at year-end 1993 and 1992, respectively, of which approximately 91% for 1993 and 95% for 1992 were available in the United States and Canada at interest rates not exceeding the prime commercial lending rate and the remainder was available overseas at rates up to 2% over the base rate.

  Pursuant to agreements with its lending banks, the Corporation pays fees for maintaining its existing lines of credit.

  Interest cost incurred in 1993, 1992 and 1991 was $33,771, $35,898 and $32,364 of which $213, $1,739 and $7,824, respectively, was capitalized.

7.   LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                          1993                      1992
                                                          ----                      ----
  Corporate Debt
  --------------

  8.58% unsecured promissory notes due in
     installments of $22,000 on October 1
     in each of the years 1994 to 1998                    $110,000                  $110,000


  Special Purpose Project Debt
  ----------------------------

  The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects.

  Collateralized note payable, interest
     varies based on one of several money
     market rates (1993 year-end rate
     4%), due semiannually through
     July 30, 2006                                          62,113                    64,400

  Floating/Fixed Rate Resource Recovery
     Revenue Bonds, interest varies based
     on tax-exempt money market rates (1993
     year-end rate 3.25%), due semiannually
     August 1, 1997 through February 1, 2010                45,448                    45,448

  Collateralized note payable, interest varies
     based on one of several money market
     rates (1993 year-end rate 4.75%), due
     semiannually through February 1, 1996                  11,110                    14,465

  Solid Waste Disposal and Resource Recovery
     System Revenue Bonds, interest 7.125% to
     7.5%, due annually December 1, 1999
     through December 1, 2010                              120,150                   120,150


30 (continued)

                                                                           1993                    1992
                                                                           ----                    ----
  Resource Recovery Revenue Bonds, interest
    7.9% to 10%, due annually December 15,
    1994 through 2012                                                      71,482                 71,974


  Other
  -----
    Unsecured bank loans, interest 9.2%                                     4,952                  5,430
    Other                                                                   4,009                  7,711
                                                                         --------               --------
                                                                          429,264                439,578
    Less, Current portion                                                  32,523                 12,178
                                                                         --------               --------
                                                                         $396,741               $427,400
                                                                         --------               --------
                                                                         --------               --------

  Principal payments are payable in annual installments of:

        1995..........                                                   $ 33,761
        1996..........                                                     37,176
        1997..........                                                     34,156
        1998..........                                                     35,086
        1999..........                                                     21,843
  Balance due in installments
     through 2012............                                             234,719
                                                                         --------
                                                                         $396,741
                                                                         --------
                                                                         --------


CORPORATE DEBT

  The Corporation entered into interest rate swap agreements under which it pays to the counterparties interest at a variable rate based on the London Interbank Offered Rate (LIBOR) on the current notional principal of $110,000 and the counterparties pay the Corporation interest at 7.165% (average) on the notional principal. The notional principal of the swap amortizes through September 30, 1998. In addition, the Corporation has entered into forward rate agreements for amounts up to $110,000 for six-month periods corresponding to the interest periods on the $110,000 notes.
  Pursuant to the forward rate agreements during 1993, the Corporation paid to the counterparties fixed rates of interest ranging from 3.3% to 4.4% and the counterparties paid to the Corporation interest at variable rates based on LIBOR for such periods. The Corporation is exposed to credit loss in the event of nonperformance by the counterparties to either agreement. However, the Corporation does not anticipate nonperformance by the counterparties.
  All of these contracts are with significant financial institutions that are rated AA-(S&P) or better.

  The Corporation has entered into a four-year revolving credit agreement (the "Revolving Credit Agreement") with a group of banks whereby the banks agree to advance loans from time to time in amounts up to $180,000. The loans are for general corporate purposes. The Revolving Credit Agreement is renewed each year subject to the approval of the Corporation and the banks. The Corporation pays to the banks a facility fee on the total facility and a commitment fee on the unused portion of the facility. At December 31, 1993, no loans were outstanding under the Revolving Credit Agreement.

  The Note Agreement pursuant to which 8.58% notes were issued and the Revolving Credit Agreement require the maintenance of certain levels of consolidated Tangible Net Worth, as defined, the most restrictive of which is $400,000 plus 25% of earnings from 1991 through 1993. At December 31, 1993, the consolidated Tangible Net Worth was $543,000. The Note Agreement and the Revolving Credit Agreement also require the maintenance of certain capitalization ratios. Both agreements require that the ratio of Indebtedness to Tangible Net Worth, as those terms are defined in the agreements, not exceed .65 to 1. At December 31, 1993, this ratio was .28 to 1.

SPECIAL PURPOSE SUBSIDIARY PROJECT DEBT

  Special Purpose Subsidiary Project Debt represents debt incurred to finance the construction of cogeneration facilities or waste-to-energy projects. The notes and/or bonds are collateralized pro rata by the assets of each project.

COGENERATION PROJECTS

  The note payable for $62,113 represents a loan under a bank credit facility to a limited partnership whose general partner is a Special Purpose Project Subsidiary. The limited partnership entered into an interest rate swap agreement which fixed the interest rate on $62,000 of the original principal amount of the debt. Under this agreement, the limited partnership pays to the counterparties interest at 8.85% on the current notional principal and the counterparties pay to the limited partnership interest at a variable rate based on LIBOR on the notional principal. The notional principal of the swap amortizes through July 30, 1999. The limited partnership is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreement. However, the Corporation does not anticipate nonperformance by the counterparties.

  The Floating/Fixed Rate Resource Recovery Revenue Bonds in the amount of $45,448 were issued in a total amount of $45,450 and the collateralized note in the amount of $11,110 represents a loan under a bank credit facility. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.

WASTE-TO-ENERGY PROJECTS

  The Solid Waste Disposal and Resource Recovery System Revenue Bonds totalling $120,150 were issued in a total amount of $133,500. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.

  The Resource Recovery Revenue Bonds of $71,482 were issued in a total amount of $86,780. Proceeds of the bond issue were drawn as construction of the project progressed.

8. RESEARCH AND DEVELOPMENT

  Research and development expenses for the years 1993, 1992 and 1991 for corporate and customer sponsored activities were $49,200, $39,200 and $34,700, respectively.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

9.   INCOME TAXES

  The components of earnings before income taxes and accounting change for the years 1993, 1992 and 1991 were taxed under the following jurisdictions:

                                                                       1993               1992           1991
                                                                       ----               ----           ----
     Domestic                                                       $ 25,602         $ (5,082)        $  6,755
     Foreign                                                          71,216           72,907           54,530
                                                                    --------         --------         --------
     Total                                                          $ 96,818         $ 67,825         $ 61,285
                                                                    --------         --------         --------
                                                                    --------         --------         --------

  The provision for income taxes on those earnings was as follows:
  Current tax expense:
     Domestic                                                       $ 10,735        $   1,493         $   1,312
     Foreign                                                          27,047           29,737            14,409
                                                                    --------         --------         ---------
     Total current                                                    37,782           31,230            15,721
                                                                    --------         --------         ---------

  Deferred tax (benefit)/expense:
     Domestic                                                         (9,886)           7,074            11,041
     Foreign                                                          (4,966)          (2,537)            2,525
                                                                    ---------        ---------        ---------
     Total deferred                                                  (14,852)           4,537            13,566
                                                                    ----------        --------         ---------

     Investment tax credit recapture/(benefit)                         2,009           (2,146)           (3,565)
     Utilization/(benefit) of operating loss
            carryforwards                                             14,175          (11,300)           (7,705)
                                                                    ----------        --------         ---------
                                                                      16,184          (13,446)          (11,270)
                                                                     ---------        --------         ---------
  Total provision for income taxes                                  $ 39,114        $  22,321         $  18,017
                                                                    ----------       ---------         ---------
                                                                    ----------       ---------         ---------


  Deferred tax liabilities (assets) are comprised of the following:
                                                                        1993             1992
                                                                        ----             ----
  Difference between book and
     tax depreciation                                               $ 63,925         $ 59,081
  Pension asset                                                       28,845           28,917
  Capital lease transactions                                          12,975           12,841
  Revenue recognition                                                 15,452            8,039
  Other                                                                6,226            6,984
                                                                    --------         --------
  Gross deferred tax liabilities                                     127,423          115,862
                                                                    --------         --------

  Current taxability of estimated
     cost to complete long-term
     contracts                                                       (17,988)         (13,053)
  Income currently taxable deferred
     for financial reporting                                         (14,795)          (7,713)
  Expenses not currently deductible
     for tax purposes                                                (23,175)         (10,097)
  Loss carryforwards                                                  (2,964)         (18,114)
  Investment tax credit carryforwards                                (29,484)         (32,336)
  Postretirement benefits other
     than pensions                                                   (54,783)         (57,031)
  Other                                                              (18,070)         (12,710)
  Valuation allowance                                                  5,500            5,500
                                                                   ----------        ---------
  Net deferred tax assets                                           (155,759)        (145,554)
                                                                   ----------        ---------



                                                                   $ (28,336)        $(29,692)
                                                                   ----------        ---------
                                                                   ----------        ---------

32 (continued)

The domestic net operating losses and the investment tax credit carryforwards will expire in the years 2000 to 2007.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to pretax income, as a result of the following differences:

                                                                        1993              1992             1991
                                                                        ----              ----             ----
  Tax at U.S. statutory rate                                             35.0%            34.0%            34.0%
  State income taxes, net of
     Federal income tax benefit                                           1.3             -                 1.2
  Nondeductible goodwill write-off                                        2.5             -                -
  Investment tax credit recapture/(benefit)                               2.1             (2.1)            (3.8)
  Other                                                                  ( .5)             1.0             (2.0)
                                                                        -----             -----            -----
                                                                        40 .4%            32.9%            29.4%
                                                                        ------            ------           ------
                                                                        ------            ------           ------

10.  LEASES

  The Corporation entered into a sale/leaseback of the 600 ton-per-day waste-to-energy plant in Charleston, South Carolina, in 1989. The terms of the agreement are to leaseback the plant under a long-term operating lease for 25 years. The lease payments for the years 1991 through 1993 totalled $9,300 annually.

  The minimum lease payments under the noncancelable operating long-term lease are as follows:

     1994                                                          $  9,300
     1995                                                             9,300
     1996                                                             9,300
     1997                                                             9,300
     1998                                                             9,300
     Thereafter                                                     146,900
                                                                    -------
     Total                                                         $193,400
                                                                   --------
                                                                   --------


  The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $19,500 in 1993, $22,100 in 1992 and $18,500 in 1991. Future
  minimum rental commitments on noncancelable leases were as follows: 1994 - $17,500; 1995 - $15,700; 1996 - $14,500; 1997 - $10,300; 1998-$9,100 and an
  aggregate of $38,000 thereafter.

11.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                                            Three Months Ended
                                                        --------------------------------------------------------------
        1993                                            March 26         June 25        Sept. 24         Dec. 31
        ----                                            --------         -------        --------         -------
         Operating revenues                             $586,531         $646,503        $616,426        $733,540
         Gross earnings from operations                   68,673           74,658          71,264          78,010
         Net earnings                                     12,730           14,555          12,154          18,265

         Earnings per share                                 .36               .41             .34             .51

         Cash dividends per share                           .15               .165            .165            .165

         Stock prices:
            High                                          31.875            31.125          35.875          35.625
            Low                                           27.25             25.875          29.00           30.50


        1992                                            March 27         June 26        Sept. 25         Dec. 25
        ----                                            --------         -------        --------         -------
         Operating revenues                             $487,204         $581,286        $658,257        $768,042
         Gross earnings from operations                   66,942           70,657          71,004          83,990
         Earnings before accounting change                10,290           12,264           9,558          13,392
         Effect of change in accounting
            principle (a)                                (91,259)            -               -               -
         Net (loss)/earnings                             (80,969)          12,264           9,558          13,392
         Earnings per share:
            Earnings before the effect of
              accounting change                             .29               .34             .27            .38
            Effect of change in
              accounting principle (a)                    (2.57)             -              -               -

            Net (loss)/earnings                           (2.28)              .34             .27            .38

         Cash dividends per share                           .135              .15             .15            .15

         Stock prices:
            High                                          30.875            27.75           31.375         32.75
            Low                                           26.125            24.125          23.00          26.50

         (a) Effective as of the beginning of 1992, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recorded the full amount of its transition obligation.

12.      LITIGATION

         In the ordinary course of business the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment design or plant construction. The Corporation and its subsidiaries also routinely become involved in litigation relating to patents and other intellectual property. There are several actions of that nature presently pending. If the presently pending suits described above were sustained in substantially the amounts asserted, they would have a material adverse effect on the Corporation's financial condition and results of operations. However, based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, management believes that the disposition of such suits will not result in charges against assets or earnings materially in excess of amounts provided in the accounts.





                                                                  33 (continued)

         The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States and Canada, in which plaintiffs claim damages for personal injury or property damage alleged to arise from exposure to or use of asbestos. At December 25, 1992 and December 31, 1993, the suits pending numbered approximately 33,500 and 43,300, respectively. It is anticipated that a substantial number of similar suits will be filed in the future. Since the inception of asbestos-related litigation against the Corporation and its subsidiaries, approximately 28,000 lawsuits have been terminated without any payment or with only nominal payments by the insurers for the Corporation and its subsidiaries. Based on its knowledge of relevant facts and circumstances, on its determination of the availability and extent of insurance coverage, and on the advice of the Corporation's special counsel, the management of the Corporation is of the opinion that the ultimate disposition of pending and future asbestos-related lawsuits will not result in material charges against assets or earnings. The asbestos litigation herein described does not relate to any activities currently being carried on by the Corporation and its subsidiaries.

13.      STOCK OPTION PLANS

         The Corporation has two stock option plans which reserve shares of common stock for issuance to executives, key employees and directors.

         Under the plan approved by the stockholders in April 1984, as amended in 1991, the total number of shares of common stock that may be granted is 1,700,000.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

    In April 1990, the stockholders approved a Stock Option Plan for Directors of the Corporation. This plan authorizes the granting of options on 150,000 shares of common stock to directors who are not employees of the Corporation, who shall automatically receive an option to acquire 2,000 shares each year.

    These plans provide that shares granted should come from the Corporation's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans shall not be less than 100 percent of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option shall be exercisable after ten years from the date granted. Under the Executive Compensation Plan, the long-term incentive segment provides for stock options to be issued. Participants may exercise approximately one-third of the stock option shares after the end of each year of the cycle. At December 31, 1993, 213,666 shares were not exercisable.

    Information regarding these option plans for 1993, 1992 and 1991 is as follows:

                                                          1993             1992           1991
                                                          ----             ----           ----
    Options outstanding,
       beginning of year                                  417,596        394,705          445,164
    Options exercised                                     (50,786)       (82,592)        (135,593)
    Options granted                                       127,000        119,500          108,500
    Options expired                                         -            (14,017)         (23,366)
                                                       ----------       ---------       ---------
    Options outstanding, end of year                      493,810        417,596          394,705
                                                       ----------       --------        ---------
                                                       ----------       --------        ---------
    Option price range at end of year                     $12.25 to      $12.25 to        $12.25 to
                                                          $28.75         $28.6875         $28.6875

    Option price range for
       exercised shares                                   $12.25 to      $12.25 to        $12.25 to
                                                          $22.0625       $21.3125         $22.125

    Options available for grant
       at end of year                                     717,912        844,912          950,395
                                                         --------       --------         --------
                                                         --------       --------         --------

14. PREFERRED SHARE PURCHASE RIGHTS

    On September 22, 1987, the Corporation's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right on each share of the Corporation's common stock outstanding as of October 2, 1987. Each Right allows the shareholder to purchase a one one-hundredth of a share of a new series of preferred stock of the Corporation at an exercise price of $75. Rights are exercisable only if a person or group acquires 20% or more of the Corporation's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Corporation's common stock. The Rights, which do not have the right to vote or receive dividends, expire on October 2, 1997, and may be redeemed, prior to becoming exercisable, by the Board of Directors at $.02 per Right or by shareholder action with an acquisition proposal.

    If any person or group acquires 20% or more of the Corporation's outstanding common stock, the "flip-in" provision of the Rights will be triggered and the Rights will entitle a holder (other than such person or any member of such group) to acquire a number of additional shares of the Corporation's common stock having a market value of twice the exercise price of each Right.

    In the event the Corporation is involved in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common stock having a market value at that time of twice the Right's exercise price.

15. FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE CONTRACTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    CASH AND SHORT-TERM INVESTMENTS

    The carrying amount approximates fair value because of the short maturity of those instruments.

34 (continued)

    LONG-TERM INVESTMENTS

    The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair market value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided below.

    LONG-TERM DEBT

    The fair value of the Corporation's long-term debt (including current installments) is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

    FOREIGN CURRENCY CONTRACTS

    The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining quotes from brokers.

    CARRYING AMOUNTS AND FAIR VALUES

    The estimated fair values of the Corporation's financial instruments are as follows:

                                                     1993                           1992
                                                --------------                 --------------
                                         Carrying          Fair           Carrying       Fair
                                          Amount           Value           Amount        Value
                                         --------        --------        ---------      --------
    Cash and short-term
        investments                     $377,390        $377,390         $270,669       $270,669
    Long-term investments
        for which it is:
        Practicable to
            estimate fair value              700           1,800              800            950
        Not practicable                    4,500             -              4,500            -
    Long-term debt                      (429,264)       (445,000)        (439,578)      (448,500)
    Foreign currency contracts           (10,300)        (10,300)          (8,800)        (8,800)


    It is not practicable to estimate the fair value of an investment representing the preferred stock of a public company because this stock is not traded; that investment is carried at its original cost of $4,500 in the consolidated balance sheet. At the end of September 1993 (latest available financial statement of this public company), the total assets reported were $63,656 and the stockholders' equity was $20,345. Revenues were $87,346, and net income was $8,502 for nine months.

    As of December 31, 1993, the Corporation had $102,000 of forward exchange contracts outstanding, approximately 60% of which were in European currencies and 40% were in Canadian currency. These forward exchange contracts mature between 1994 and 1996. Primarily, these contracts require the Corporation's foreign subsidiaries to sell United States dollars and to purchase local currencies.

    Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash equivalents and trade receivables.

    The Corporation places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base, and their dispersion across different businesses and geographic areas. As of December 31, 1993 and December 25, 1992, the Corporation had no significant concentration of credit risk.

16. BUSINESS SEGMENTS - DATA

    As of December 31, 1993, the business of the Corporation and its subsidiaries falls within three business groups: an Engineering and Construction Group that consists primarily of the design, engineering and construction of process plants and fired heaters for oil refineries, synthetic fuels, and chemical producers; an Energy Equipment Group that consists mainly of the design and fabrication of steam generators and condensers, suppliers of mass-transfer equipment, tower packings and industrial wire mesh; and a Power Systems Group engaged in the owning/leasing to or operation for third parties of solid waste-to-energy and cogeneration plants.

    Earnings of segments represent revenues less expenses attributable to that group or geographic area where the operating unit is located. Revenues between business segments are considered immaterial and are netted against the revenues of the respective segment.

    Export revenues and intercompany revenues are not significant. No single customer represents 10% or more of total revenues.

    Identifiable assets by group are those assets that are directly related to and support the operations of each group. Corporate assets are principally cash, investments and real estate.

    Financial information with respect to business segments and geographic data for the years 1993, 1992 and 1991 is on pages 18 and 19 (unaudited as to unfilled orders and new orders booked).