Form 10-K, Exhibit 13
FOSTER WHEELER CORP
filed 1995-03-27
CIK 38321

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

FINANCIAL SECTION                                                     EXHIBIT 13
                                                                      ----------
Comparative Financial Statistics.................................21
Management's Discussion and Analysis.............................22-26
Consolidated Balance Sheet.......................................27
Consolidated Statement of Earnings...............................28
Report of Independent Accountants................................28
Consolidated Statement of Changes in Stockholders' Equity........29
Consolidated Statement of Cash Flows.............................30
Notes to Financial Statements....................................31-39





                        COMPARATIVE FINANCIAL STATISTICS
________________________________________________________________________________
                    (In Thousands, Except per Share Amounts)

                                                             1994         1993         1992         1991         1990
                                                             ----         ----         ----         ----         ----
Unfilled orders, end of period........................    $5,135,452   $3,884,114   $3,806,757   $3,465,339   $2,763,517
Revenues..............................................     2,271,123    2,654,505    2,529,464    2,031,620    1,691,023
Earnings before income taxes and
 accounting change....................................       106,867       96,818       67,825       61,285       48,393
Provision for income taxes............................        41,457       39,114       22,321       18,017       10,116
Earnings before accounting change.....................        65,410       57,704       45,504       43,268       38,277
Effect of accounting change...........................           -            -        (91,259)(1)      -            -
Net earnings/(loss)...................................        65,410       57,704      (45,755)      43,268       38,277
Earnings per share *
 Earnings before accounting change....................         $1.83        $1.62        $1.28        $1.22        $1.08
 Effect of change in accounting principle.............           -            -          (2.57)(1)       -            -
                                                               -----        -----        ------       -----        -----
 Net earnings/(loss)..................................         $1.83        $1.62       $(1.29)       $1.22        $1.08
                                                               =====        =====       =======       =====        =====
Weighted average number of shares of common
 stock outstanding....................................        35,788       35,656        35,596      35,522       35,418
Current assets........................................    $1,112,709     $983,454      $924,886    $842,747     $755,127
Current liabilities...................................       890,579      778,989       721,018     588,567      581,454
Working capital.......................................       222,130      204,465       203,868     254,180      173,673
Land, buildings and equipment (net)...................       566,156      567,216       595,946     613,778      533,172
Total assets..........................................     2,063,334    1,806,201     1,763,264   1,638,874    1,445,494
Bank loans............................................        77,350       59,725        54,929      45,605       38,176
Long-term borrowings (including current
 installments)........................................       499,202      429,264       439,578     454,826      321,608
Net assets owned......................................       456,494      400,176       387,297     500,124      475,845
Net assets owned per common share of stock............        $12.75       $11.21        $10.87      $14.06       $13.42
Rate of return on net assets..........................         16.3%        14.9%        (9.1)%        9.1%         8.9%
Cash dividends per share of common stock..............          $.72        $.645         $.585        $.53        $.485


 * Computed on the weighted average number of shares of common stock outstanding.
(1) Relates to effect of change in accounting principle for postretirement benefits other than pensions (see Note 5).

MANAGEMENT'S DISCUSSION
AND ANALYSIS


RESULTS OF OPERATIONS

            BUSINESS GROUPS (See Note 16 to Financial Statements.)
________________________________________________________________________________
                            (In Millions of Dollars)

                                                                                             Corporate
                                                  Engineering                                and
                                                  and              Energy        Power       Financial
                                        Total     Construction     Equipment     Systems     Services(1)
                                        -----     ------------     ---------     -------     ----------
1994
----

Unfilled orders....................    5,135.5       3,798.2        1,037.9       257.9         41.5
New orders booked..................    3,091.0       2,138.6          759.6       188.7          4.1
Revenues...........................    2,271.1       1,569.4          537.5       149.1         15.1
Interest expense (2)...............       35.0           0.8            2.8        24.0          7.4
Earnings before income taxes.......      106.9          73.7           55.2        18.1        (40.1)
Identifiable assets................    2,063.3         878.4          454.1       537.7        193.1
Capital expenditures...............       38.5          14.5           10.1         9.1          4.8
Depreciation.......................       43.7          14.1            8.6        17.4          3.6

1993
----

Unfilled orders....................    3,884.1       2,724.3          890.5       210.5         58.8
New orders booked..................    2,982.8       1,921.2          670.4       273.8        117.4
Revenues...........................    2,654.5       1,833.5          569.8       159.5         91.7
Interest expense (2)...............       33.6           0.7            2.1        23.7          7.1
Earnings before income taxes.......       96.8          64.9           47.9        25.1        (41.1)
Identifiable assets................    1,806.2         649.6          411.3       514.1        231.2
Capital expenditures...............       27.8          12.1           11.1         1.8          2.8
Depreciation.......................       43.7          14.2            8.0        17.3          4.2

1992
----

Unfilled orders....................    3,806.8       2,827.2          831.4        68.6         79.6
New orders booked..................    3,640.4       2,605.9          716.9       186.2        131.4
Revenues...........................    2,529.5       1,726.2          558.5       128.0        116.8
Interest expense (2)...............       34.2           1.4            1.8        21.0         10.0
Earnings before income taxes
   and accounting change (3).......       67.8          54.9           41.1        14.2        (42.4)
Identifiable assets................    1,763.3         652.7          377.8       487.4        245.4
Capital expenditures...............       56.0          17.3           13.5        18.3          6.9
Depreciation.......................       43.3          14.2            7.6        17.2          4.3

            GEOGRAPHIC AREAS (See Note 16 to Financial Statements.)
________________________________________________________________________________
                            (In Millions of Dollars)

                                                                                            Corporate
                                                                                            and
                                                  United                                    Financial
                                        Total     States           Europe        Canada     Services(1)
                                        -----     ------           ------        ------     ----------
1994
----

Unfilled orders....................    5,135.5       2,790.7        2,229.5        73.8         41.5
New orders booked..................    3,091.0       1,101.0        1,870.3       115.6          4.1
Revenues...........................    2,271.1       1,114.1        1,053.4        88.5         15.1
Interest expense (2)...............       35.0          25.4            1.3         0.9          7.4
Earnings before income taxes.......      106.9          60.1           83.0         3.9        (40.1)
Identifiable assets................    2,063.3       1,082.3          718.8        69.1        193.1

1993
----

Unfilled orders....................    3,884.1       2,262.2        1,514.4        48.7         58.8
New orders booked..................    2,982.8       1,407.0        1,373.2        85.2        117.4
Revenues...........................    2,654.5         948.1        1,539.0        75.7         91.7
Interest expense (2)...............       33.6          24.1            1.7         0.7          7.1
Earnings before income taxes.......       96.8          66.7           65.4         5.8        (41.1)
Identifiable assets................    1,806.2         857.4          658.8        58.8        231.2

1992
----

Unfilled orders....................    3,806.8       1,850.7        1,820.8        55.7         79.6
New orders booked..................    3,640.4       1,688.7        1,757.5        62.8        131.4
Revenues...........................    2,529.5         691.9        1,617.0       103.8        116.8
Interest expense (2)...............       34.2          21.3            1.5         1.4         10.0
Earnings before income taxes
   and accounting change (3).......       67.8          37.3           69.7         3.2        (42.4)
Identifiable assets................    1,763.3         775.0          686.5        56.4        245.4


(1) Includes general corporate income and expense, the Corporation's insurance operation, trading and real estate activities, asbestos abatement and miscellaneous manufacturing.

(2) Includes intercompany interest charged by Corporate to the business groups on outstanding borrowings.

(3) Effective as of the beginning of 1992, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recorded the full amount of its transition obligation.

      Unaudited as to unfilled orders and new orders booked.

MANAGEMENT'S DISCUSSION AND ANALYSIS


YEARS 1992 - 1994

    The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.
    In order to achieve its objectives, the Corporation has adopted a long-term goal of making strategic acquisitions within our three core business groups. The Corporation has made two investments in 1994 - the acquisition of a leading environmental services company and a small natural gas processing engineering and construction contractor.
    In the fourth quarter of 1994, the Corporation completed the acquisition of Enserch Environmental Corporation (EEC), formerly a division of Ebasco Services Incorporated, a major participant in the environmental industry providing full-service capabilities for hazardous and mixed-waste investigations and remediation control services, employing about 1,200 people located in a number of operating and marketing offices throughout the United States. EEC has a long and successful record in government contracting and strong relationships with numerous private sector enterprises. The existing Foster Wheeler environmental unit was merged with the acquired company to form Foster Wheeler Environmental Corporation. The company is headquartered in Lyndhurst, New Jersey, will employ over 1,500 people dedicated to the environmental services industry and will be supported by Foster Wheeler's diverse worldwide engineering and construction resources.
    At the start of the third quarter, the Corporation completed the purchase of Optimized Process Designs, Inc. (OPD), a privately- owned company. OPD, which was founded in 1980, provides consulting, engineering, design, fabrication, and construction services to the hydrocarbon processing industries. Its principal process design expertise is in the area of natural gas and gas liquids conditioning, treating, and processing. OPD fabricates and assembles process skids in its own shop as well as constructs new gas plants in the field. In addition to new facilities, OPD relocates and revamps gas processing plants. OPD was acquired by Glitsch International, Inc., a member of the Energy Equipment business group.
    In November 1994, the Power Systems business group completed the financing arrangement for the construction of the $400-million Robbins recycling and waste-to-energy project. Power Systems will build and operate this plant, which will be owned by the Village of Robbins, Illinois. This will be the most modern waste-to-energy installation in the world and the first to utilize CFB technology in the United States when it begins operations in early 1997.
    Following the Corporation's long-term strategy in 1993, the business activities were consolidated into three major groups. Subsequently, Thermacote Welco, a welding accessories company, was divested and the asbestos-abatement business was discontinued.
    As of the beginning of 1992, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of the accounting change at the beginning of 1992 was a charge of $91.3 million after tax and valuation allowance, or $2.57 per share.


(24 continued)

    Foster Wheeler's operating subsidiaries located outside the United States constituted 59% in 1994, 52% in 1993 and 66% in 1992, of consolidated earnings before income taxes excluding Corporate and Financial Services. Earnings before income taxes of the United States geographic area decreased $6.6 million in 1994 compared to 1993 and increased $29.4 million in 1993 compared to 1992. In the United States, the aggregate increase in earnings can be attributed to improvements in all segments of the business. Consolidated net earnings for 1994 amounted to $65.4 million, an increase of $7.7 million or 13% over 1993.
    At the end of 1994, Foster Wheeler's backlog of unfilled orders was $5.1 billion, an increase of $1.3 billion over 1993. Since the end of 1991, there has been an increase of $1.7 billion or 48%.
    As stated in 1993, the strategy of the Engineering and Construction Group in the coming years will be to continue to maintain leadership in the oil refining and pharmaceutical industries worldwide, exploit its strong position in emerging technologies, particularly with regard to gasification, and obtain a significant market position in the environmental, LNG, and upstream production areas. Part of this strategy has been achieved with the acquisition of EEC. The Energy Equipment Group serves the power-generation and chemical-separations industries with high-quality and highly engineered and manufactured products. This combination of technology and cost competitiveness, with strong marketing initiatives in a growth market, positions the Group for continued success. The largest markets for this Group continue to be China, central and southeast Asia, the Indian subcontinent, and South and Central America. Foster Wheeler Power Systems has an established position in building, owning, and operating waste- to-energy and cogeneration plants. Continued growth will come from capitalizing on the leadership positions held in both process and combustion technologies, combined with the project development and operational expertise of Foster Wheeler Power Systems to pursue "inside-the-fence" projects and independent power facilities in both the domestic and international markets.

1994 COMPARED TO 1993

    As stated previously, the backlog of the Corporation at the end of 1994 was at a record high of $5.1 billion, an increase of $1.3 billion from the end of 1993. The Engineering and Construction Group's backlog was at $3.8 billion, an increase of $1.1 billion over 1993. Part of this increase was due to the acquisition of EEC and increased activities in Spain. The Energy Equipment Group's back-log was at $1 billion. The increase over 1993 can be attributed to major power generation contracts taken in India and Japan. Both these Groups are at an all-time high for unfilled orders.
    New orders booked for 1994 were slightly higher then 1993. The Engineering and Construction and Energy Equipment Groups were higher by $217 million and $89 million, respectively.
    Operating revenues decreased by $349 million compared to 1993. The Engineering and Construction Group reported a decrease of approximately $260 million, primarily due to reduced pass-through costs on long-term contracts. Also, Corporate and Financial Services reported lower operating revenues of $70 million due to the sale of Thermacote Welco and closing of the asbestos-abatement business.
    Gross earnings from operations increased $32 million or 11%. The Engineering and Construction Group increased $17 million or 13% which can be attributed to the operations in the United States, the United Kingdom and Italy, offset by a decrease in France. The Energy Equipment Group increased $21 million or 21% due to improved contract performance of Foster Wheeler Energy Corporation and Foster Wheeler Energia, S.A. Corporate and Financial Services decreased by $7 million due to the sale of Thermacote Welco in 1993.
    Selling, general and administrative expenses decreased approximately $.6 million. General and administrative expenses were up slightly offset by a reduction in selling expenses.
    Other income decreased $35 million. This decrease was due mainly to transactions which occurred in 1993, particularly the sale of Thermacote Welco and sale of a limited partnership interest in the Camden waste-to-energy plant.
    Other deductions decreased $15 million primarily due to activities in 1993 increasing the accelerated amortization of the cost in excess of net assets of a subsidiary acquired, and the establishment of a provision to cover potential exposure for nonrecovery of development costs related to waste-to-energy projects in the Power Systems Group.
    The effective tax rate for 1994 was 38.8% compared to 40.4% in 1993. The 1993 effective rate differed from the U.S. statutory rate primarily as a result of the accelerated amortization of cost in excess of net assets of a subsidiary acquired, and the recapture of investment tax credits related to the sale of the limited partnership interest.
    Net earnings increased $7.7 million or 13%.

1993 COMPARED TO 1992

    The Engineering and Construction Group accounted for approximately 70% of the total December 1993 backlog of the Corporation. The 1993 backlog of the Engineering and Construction Group was slightly lower than reported as of the end of 1992. The reduction reported by the United Kingdom subsidiary was partially offset by the increases in the United States and Italy. The Energy Equipment Group accounted for approximately 23% of the December 1993 backlog. The 7% increase reported by this Group was primarily due to orders taken by the United States subsidiary in China. Foster Wheeler was selected for negotiations for two 350-megawatt boilers for the Ezhou project in China at the end of 1993.


(25 continued)

    New orders booked for 1993 decreased by 18% in comparison to 1992. This was primarily due to the significant amount of orders taken by the Engineering and Construction Group in 1992. New orders booked by the Engineering and Construction Group decreased in the United States by approximately $300 million and by approximately $400 million in the United Kingdom. However, the backlog as of December 1993 has remained consistent with the 1992 level.

    Operating revenues increased by $88 million (3.5%) over 1992. The three operating groups all reported small increases over the 1992 levels. The Engineering and Construction Group reported an increase of approximately $100 million primarily due to the operations of Foster Wheeler USA Corporation.
This increase was partially offset by the lower revenues reported by Corporate and Financial Services.
    Gross earnings from operations were at approximately the same level as reported for 1992. The 5% increase reported by the Energy Equipment Group was offset by the reduction in gross profit reported by Corporate and Financial Services, related to the asbestos-abatement business.
    Selling, general and administrative expenses decreased slightly. All operating groups reported amounts consistent with prior year levels.
    In comparing 1993 to 1992, other income increased by $36.8 million. This increase was primarily due to the sale of Thermacote Welco in the third quarter of 1993 and the sale of a 49.5% limited partnership interest in the Camden waste-to-energy plant in the fourth quarter of 1993. In addition, interest income increased by $5.6 million.
    Other deductions increased by $12.5 million. This increase was due to the accelerated amortization of the cost in excess of net assets of a subsidiary acquired related to the asbestos- abatement business, which operations were discontinued, and a provision to cover potential exposure for nonrecovery of development costs related to waste-to-energy projects in the Power Systems Group.
    The effective tax rate increased from 32.9% in 1992 to 40.4% in 1993. The 1993 effective rate differed from the U.S. statutory rate primarily as a result of the accelerated amortization of cost in excess of net assets of a subsidiary acquired, and the recapture of investment tax credits related to the sale of the limited partnership interest.
    Earnings before accounting change increased by $12.2 million (27%). All operating groups reported increased earnings. The Engineering and Construction Group increased by over $7 million or 20%. This was primarily due to the return to profitability of Foster

MANAGEMENT'S DISCUSSION AND ANALYSIS



Wheeler Iberia, S.A. in Spain and the improved earnings recorded by Foster Wheeler USA Corporation. Both Foster Wheeler USA Corporation and Foster Wheeler Italiana, S.p.A. reported record earnings. The Energy Equipment Group also reported a 19% increase or $4.8 million from earnings reported in the United States. The Power Systems Group increased by approximately 5% from 1992 to 1993.

FINANCIAL CONDITION

    The Corporation's consolidated financial condition improved during the three-year period 1992 to 1994. Since the beginning of 1992, net assets increased by $104 million excluding the accumulated translation adjustment of $56 million and the accounting charge of $91.3 million related to the adoption of SFAS No. 106 in 1992. Working capital at December 30, 1994, was $222.1 million.
    During 1992, 1993 and 1994, long-term investments in land, buildings and equipment were $56 million, $28 million and $39 million, respectively. In 1994, the Corporation acquired EEC and OPD with net cash payments after cash acquired of $51 million. In 1993, a 49.5% limited partnership interest in the Camden waste-to-energy facility was sold to an institutional investor and a subsidiary was sold; aggregate proceeds amounted to $50 million. During the next few years, capital expenditures will continue to be directed primarily toward strengthening and supporting the Corporation's core businesses.
    Long-term debt, including current installments, and bank loans increased by $76 million, net of repayments of $65 million, during the three-year period. Payments in 1994 include $22 million for the first installment on private placement unsecured notes. At the end of 1994, $95 million under the Corporate Revolving Credit debt was classified as long-term. The Revolving Credit note expires in April 1998 and it is the Corporation's intent to maintain the principal amount outstanding during this period. The Corporation is reviewing the possibility of refinancing this debt through the issuance of publicly or privately placed debt securities.

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

(26 continued)

LIQUIDITY AND CAPITAL RESOURCES

    Cash and short-term investments at the end of 1994 amounted to $354.4 million, reflecting an increase of $121.6 million compared with the beginning of 1992. Cash generated from earnings for 1994 of $116.2 million along with increased funding of working capital resulted in a use of cash by operating
activities of approximately $14 million.    Cash was used to pay dividends of
$25.8 million and to repay long-term debt of $30.5 million. The detailed Statement of Cash Flows is presented on page 30.
    The Corporation's own-and-operate projects are financed primarily with a combination of project debt and equity investments by the Corporation. Investments are expected to increase over the next several years. The Corporation will continue to enter into financing transactions where the transfer of tax benefits and refinancing of its equity investment in those projects produces a lower effective financing cost and a potential increased return on investment.
    Existing cash balances, short-term investments and unused credit facilities with banks remain adequate to support expected operating levels and anticipated future investing and financing activities.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET  (In Thousands of Dollars)

                                                                                                   December 30,    December 31,
                                                                                                      1994            1993
                                                                                                   ------------    ------------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................................................   $  235,801      $  249,514
  Short-term investments........................................................................      118,561         127,876
  Accounts and notes receivable:
    Trade.......................................................................................      442,127         396,828
    Other.......................................................................................       54,854          45,671
  Contracts in process..........................................................................      171,144          87,076
  Inventories...................................................................................       27,634          24,500
  Prepaid and refundable income taxes...........................................................       47,543          39,000
  Prepaid expenses..............................................................................       15,045          12,989
                                                                                                   ----------      ----------
      Total current assets......................................................................    1,112,709         983,454
                                                                                                   ----------      ----------

Land, buildings and equipment...................................................................      815,746         784,548
Less accumulated depreciation...................................................................      249,590         217,332
                                                                                                   ----------      ----------
      Net book value............................................................................      566,156         567,216
                                                                                                   ----------      ----------
Notes and accounts receivable - long-term.......................................................       51,658          40,560
Investments and advances........................................................................       42,665          34,758
Cost in excess of net assets of subsidiaries acquired...........................................       68,629           4,098
Deferred charges and prepaid pension cost.......................................................      215,616         160,967
Deferred income taxes...........................................................................        5,901          15,148
                                                                                                   ----------      ----------
       TOTAL ASSETS.............................................................................   $2,063,334      $1,806,201
                                                                                                   ==========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current installments on long-term debt........................................................   $   32,565      $   32,523
  Bank loans....................................................................................       77,350          59,725
  Accounts payable..............................................................................      211,627         161,484
  Accrued expenses..............................................................................      139,582         131,254
  Estimated costs to complete long-term contracts...............................................      294,881         287,508
  Advance payments by customers.................................................................      104,239          76,462
  Income taxes..................................................................................       30,335          30,033
                                                                                                   ----------      ----------
      Total current liabilities.................................................................      890,579         778,989
Long-term debt, less current installments.......................................................      466,637         396,741
Minority interest in subsidiary companies.......................................................       10,344           8,235
Deferred income taxes...........................................................................       19,651          18,691
Other long-term liabilities, deferred credits and postretirement benefits other than pensions...      219,629         203,369
                                                                                                   ----------      ----------

      TOTAL LIABILITIES.........................................................................    1,606,840       1,406,025
                                                                                                   ----------      ----------
STOCKHOLDERS' EQUITY:
  Preferred stock
    Authorized 1,500,000 shares; no par value - none outstanding
  Common stock
    $1.00 par value; authorized 80,000,000 shares; issued: 1994-35,832,664; 1993-35,706,982.....       35,833          35,707
  Paid-in capital...............................................................................       38,266          35,076
  Retained earnings.............................................................................      420,861         381,205
  Accumulated translation adjustment............................................................      (37,915)        (51,261)
                                                                                                   ----------      ----------
                                                                                                      457,045         400,727
  Less cost of treasury stock (20,129 shares)...................................................          551             551
                                                                                                   ----------      ----------
      TOTAL STOCKHOLDERS' EQUITY................................................................      456,494         400,176
                                                                                                   ----------      ----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................................   $2,063,334      $1,806,201
                                                                                                   ==========      ==========


See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
(In Thousands of Dollars, Except per Share Amounts)

                                                                                  1994               1993               1992
                                                                                  ----               ----               ----
REVENUES:
  Operating revenues......................................................     $2,234,441         $2,583,000          $2,494,789
  Other income (including interest:
    1994-$25,014; 1993-$26,627; 1992-$21,017).............................         36,682             71,505              34,675
                                                                               ----------         -----------         ----------

    Total Revenues........................................................      2,271,123          2,654,505           2,529,464
                                                                               ----------         -----------         ----------

COSTS AND EXPENSES:
  Cost of operating revenues..............................................      1,909,893          2,290,395           2,202,196
  Selling, general and administrative expenses............................        203,445            204,049             208,676
  Other deductions (including interest:
    1994-$34,978; 1993-$33,558; 1992-$34,159).............................         45,906             60,722              48,255
  Minority interest.......................................................          5,012              2,521               2,512
                                                                               ----------         -----------         ----------

    Total Costs and Expenses..............................................      2,164,256          2,557,687           2,461,639
                                                                               ----------         -----------         ----------

Earnings before income taxes and accounting change........................        106,867             96,818              67,825

Provision for income taxes................................................         41,457              39,114             22,321
                                                                               ----------         -----------         ----------

Earnings before accounting change.........................................         65,410             57,704              45,504

Effect of change in accounting principle for postretirement benefits other than pensions (net of income tax benefit of
  $47,947 and a valuation allowance of $5,500)............................            -                 -                (91,259)
                                                                               ----------         -----------         ----------

Net earnings/(loss).......................................................     $   65,410         $    57,704         $  (45,755)
                                                                               ==========         ===========         ==========

Earnings per share:
  Earnings before the effect of accounting change.........................          $1.83               $1.62              $1.28
  Effect of change in accounting principle................................            -                   -                (2.57)
                                                                                    -----               -----              -----

  Net earnings/(loss).....................................................          $1.83               $1.62             $(1.29)
                                                                                    =====               =====             ======




See notes to financial statements.





(28 continued)

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of Foster Wheeler Corporation:

We have audited the accompanying consolidated balance sheet of Foster Wheeler Corporation and Subsidiaries as of December 30, 1994 and December 31, 1993, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 30, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foster Wheeler Corporation and Subsidiaries as of December 30, 1994 and December 31, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Corporation changed its method of accounting for postretirement benefit costs other than pensions in 1992.



                                       Coopers & Lybrand L.L.P.


New York, New York
February 13, 1995

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands of Dollars, Except per Share Amounts)

                                                                                      1994         1993         1992
                                                                                      ----         ----         ----
COMMON STOCK
  Balance at beginning of year............................................          $ 35,707     $ 35,656     $ 35,588
  Sold under stock options: (shares: 1994-125,682; 1993-50,786;
    1992-68,092)..........................................................               126           51           68
                                                                                    --------     --------     --------

    Balance at end of year................................................            35,833       35,707       35,656
                                                                                    --------     --------     --------

PAID-IN CAPITAL
  Balance at beginning of year............................................            35,076       34,085       33,139
  Stock option exercise price less par value..............................             2,214          791          773
  Tax benefits related to stock options...................................               976          200          173
                                                                                    --------     --------     --------

    Balance at end of year................................................            38,266       35,076       34,085
                                                                                    --------     --------     --------

RETAINED EARNINGS
  Balance at beginning of year............................................           381,205      346,487      413,056
  Net earnings/(loss) for the year........................................            65,410       57,704      (45,755)
  Cash dividends paid:
    Common (per share outstanding: 1994-$.72; 1993-$.645; 1992-$.585).....           (25,754)     (22,986)     (20,814)
                                                                                    --------     --------     --------

    Balance at end of year................................................           420,861      381,205      346,487
                                                                                    --------     --------     --------

ACCUMULATED TRANSLATION ADJUSTMENT
  Balance at beginning of year............................................           (51,261)     (28,380)      18,732
  Change in accumulated translation adjustment during the year............            13,346      (22,881)     (47,112)
                                                                                    --------     --------     --------

    Balance at end of year................................................           (37,915)     (51,261)     (28,380)
                                                                                    --------     --------     --------

TREASURY STOCK
  Balance at beginning of year............................................               551          551          391
  Sold under stock options: (shares: 1992-14,500).........................               -           -            (341)
  Common stock acquired for treasury: (shares:
    1992-16,407)..........................................................               -           -             501
                                                                                    --------     --------     --------

    Balance at end of year................................................               551          551          551
                                                                                    --------     --------     --------

  TOTAL STOCKHOLDERS' EQUITY..............................................          $456,494     $400,176     $387,297
                                                                                    ========     ========     ========


See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands of Dollars)

                                                                                   1994          1993          1992
                                                                                   ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings/(loss).....................................................      $ 65,410      $ 57,704      $(45,755)
   Adjustments to reconcile net earnings/(loss) to
         cash flows from operating activities:
         Depreciation and amortization.....................................        44,288        51,456        44,200
         Noncurrent deferred tax...........................................         9,609        11,632        (2,093)
         Gain on sale of investments.......................................          -             -             (999)
         Gain on sale of subsidiary and partnership interest...............          -          (36,175)         -
         Gain on sale of land, buildings and equipment.....................          (915)         (165)       (2,587)
         Equity (earnings)/losses, net of dividends........................          (623)         (883)          771
         Effect of change in accounting principle..........................          -             -           91,259
         Other noncash items...............................................        (1,517)        1,356        (4,810)
   Changes in assets and liabilities:
         Receivables.......................................................       (24,942)       27,987      (109,188)
         Contracts in process and inventories..............................       (51,863)      (11,376)       (7,668)
         Accounts payable and accrued expenses.............................        (8,286)      (22,632)       79,314
         Estimated costs to complete long-term contracts...................       (23,089)       90,196        67,898
         Advance payments by customers.....................................        22,316        10,847        48,781
         Income taxes......................................................        (8,198)      (14,623)       (1,269)
         Other assets and liabilities......................................       (36,487)      (18,599)      (16,190)
                                                                                 --------      --------      --------

         Net cash (used)/provided by operating activities..................       (14,297)      146,725       141,664
                                                                                 --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures....................................................       (38,501)      (27,849)      (55,995)
   Proceeds from sale of properties........................................         4,671         1,476         4,043
   Proceeds from sale of subsidiary and partnership interest...............          -           50,288          -
   Proceeds from sale of Power Systems assets..............................          -             -           15,000
   Proceeds from sale of long-term investments.............................          -             -            7,224
   Payments for acquisition of businesses, net of cash acquired............       (50,946)         -             -
   Decrease/(increase) in investments and advances.........................        (5,002)       (2,421)           65
   Decrease/(increase) in short-term investments...........................        14,621       (17,541)      (52,621)
   Partnership distribution................................................        (3,000)       (3,235)       (3,199)
                                                                                 --------      --------      --------

         Net cash (used)/provided by investing activities..................       (78,157)          718       (85,483)
                                                                                 --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends to stockholders...............................................       (25,754)      (22,986)      (20,814)
   Repurchase of common stock..............................................          -            -              (501)
   Proceeds from the exercise of stock options.............................         2,340           842         1,182
   Increase in short-term debt.............................................        14,583         9,246         3,305
   Proceeds from long-term debt............................................       100,848           265         8,464
   Repayment of long-term debt.............................................       (30,540)      (12,439)      (21,722)
                                                                                 --------      --------      --------

         Net cash provided/(used) by financing activities..................        61,477       (25,072)      (30,086)
                                                                                 --------      --------      --------

   Effect of exchange rate changes on cash and cash equivalents............        17,264       (19,342)      (19,995)
                                                                                 --------      --------      --------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS...........................       (13,713)      103,029         6,100
Cash and cash equivalents at beginning of year.............................       249,514       146,485       140,385
                                                                                 --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................................      $235,801      $249,514      $146,485
                                                                                 ========      ========      ========

Cash paid during the year for:
   Interest (net of amount capitalized)....................................       $36,191       $32,167       $33,629
   Income taxes............................................................       $26,115       $27,949       $14,474


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Foster Wheeler Corporation and all significant domestic and foreign subsidiary companies.
    The Corporation's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, the year 1993 included 53 weeks while the years 1994 and 1992 included 52 weeks.
    The Corporation acquired Optimized Process Designs, Inc. (OPD) for $6.1 million effective July 1994. OPD's principal process design expertise is in the area of natural gas and gas liquids conditioning, treating and processing. In October 1994, Enserch Environmental Corporation (EEC), a subsidiary of ENSERCH Corporation, was acquired for $50 million, after the sale of $60 million of receivables under a Receivable Purchase Agreement guaranteed by ENSERCH Corporation. The environmental company provides full- service capabilities for hazardous and mixed-waste investigations and remediation, pollution control systems, wastewater treatment, waste management, risk analysis and impacts and environmental permitting. These acquisitions have been accounted for as purchases, accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the dates of acquisitions. The results of operations of OPD and EEC are included in the Corporation's financial statements since the dates of acquisitions.
    On the basis of a pro forma combination of the results of operations as if the acquisitions had occurred at the beginning of 1993, combined pro forma revenues, net earnings and earnings per share would not have been materially different.

    REVENUE RECOGNITION ON LONG-TERM CONTRACTS - The Corporation reports profits on long-term contracts on a percentage-of-completion basis determined on the ratio of earned billings to total contract price, after considering accumulated costs and estimated costs to complete each contract. Contracts in process are valued at cost plus accrued profits less earned billings and progress payments on uncompleted contracts. If estimates of costs to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated. The elapsed time from award of a contract to completion of performance may be up to four years. Contracts of the Engineering and Construction Group are generally considered substantially complete when engineering is completed and/or field construction is completed, while for the Energy Equipment Group it is when manufacturing and/or field construction is completed.
    Certain special-purpose subsidiaries in the Power Systems Group are reimbursed for their costs, including repayment of project debt, for building and owning certain facilities over the lives of the service contracts. The Corporation records revenues relating to debt repayment on

(31 continued)
these contracts on a straight-line basis over the lives of the service contracts and records depreciation of the facilities on a straight-line basis over the estimated useful lives of the facilities, after consideration of the estimated residual value.

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

    INCOME TAXES - Deferred income taxes are provided for temporary differences between financial and taxable income. For Federal income tax purposes, accelerated methods of depreciation are used. Investment tax credits are accounted for under the "flow-through" method, which recognizes the benefit in the year qualified progress expenditures are incurred. Qualified property for tax purposes is reduced by the investment tax credit claimed resulting in recognition of deferred taxes.
    Provision is made for Federal income taxes which may be payable on foreign subsidiary earnings to the extent that the Corporation anticipates they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested (and for which no Federal income tax has been provided) aggregated $233,000 at December 30, 1994. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

    FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and income and expenses at monthly weighted average rates. Foreign currency transaction (losses)/gains for 1994, 1993 and 1992 were

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

approximately $(120), $4,200 and $3,200, respectively ($(80), $2,700 and $2,000 net of taxes). The Corporation enters into foreign exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Amounts receivable or payable under foreign exchange hedges are recognized as deferred gains or losses, which are included in either contracts in process or estimated costs to complete long-term contracts. Those that do not qualify as hedges for accounting purposes are marked to market and recognized currently.

    INVENTORIES - Inventories, principally materials and supplies, are stated at lower of cost or market determined primarily on the average cost method.

    COST IN EXCESS - The cost in excess of net assets of subsidiaries acquired is being amortized against income over periods ranging between ten and forty years. The Corporation periodically evaluates goodwill to assess recoverability and impairments would be recognized in earnings if a permanent diminution in value were to occur.

    EARNINGS PER SHARE - Per-share data has been computed on the weighted average number of shares of common stock outstanding of 35,787,658; 35,655,886 and 35,595,728 for 1994, 1993 and 1992, respectively. Outstanding stock options have been disregarded because their effect on earnings per share would not be significant and would have been antidilutive in 1992.

2.  ACCOUNTS AND NOTES RECEIVABLE

  The following tabulation shows the components of trade accounts and notes receivable:

                                                                      1994             1993
                                                                      ----             ----
  From long-term contracts:
     Amounts billed due within one year.......................      $277,530         $229,145
                                                                    --------         --------
  Retentions:
     Billed:
        Estimated to be due in:
             1994.............................................           -             15,772
             1995.............................................        30,929             -
             1996.............................................         7,288             -
             1999.............................................         6,905             -
                                                                    --------         --------
             Total billed.....................................        45,122           15,772
                                                                    --------         --------
     Unbilled:
        Estimated to be due in:
             1994.............................................         -               67,741
             1995.............................................        38,074            5,108
             1996.............................................         3,171              745
                                                                    --------         --------
             Total unbilled...................................        41,245           73,594
                                                                    --------         --------
             Total retentions.................................        86,367           89,366
                                                                    --------         --------
             Total receivables from long-term contracts.......       363,897          318,511

(32 continued)

  Other trade and notes receivable............................        82,898           83,628
                                                                    --------         --------
                                                                     446,795          402,139
 Less, Allowance for doubtful accounts.......................          4,668            5,311
                                                                    --------         --------
                                                                    $442,127         $396,828
                                                                    ========         ========

3.  CONTRACTS IN PROCESS AND INVENTORIES

  Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
         Contracts in process....................................   $171,144         $ 87,076         $ 78,195
                                                                    ========         ========         ========

         Inventories:
              Materials and supplies.............................   $ 21,447         $ 18,700         $ 22,250
              Work in process....................................      1,894            1,810            1,397
              Finished goods.....................................      4,293            3,990           10,628
                                                                    --------         --------         --------
                                                                    $ 27,634         $ 24,500         $ 34,275
                                                                    ========         ========         ========

    The following tabulation shows the elements included in contracts in process as related to long-term contracts:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
  Costs plus accrued profits less earned billings on contracts
     currently in process........................................   $350,897         $229,604         $209,800
  Less, Progress payments........................................    179,753          142,528          131,605
                                                                    --------         --------         --------
                                                                   $171,144          $ 87,076         $ 78,195
                                                                   ========          ========         ========

4.   LAND, BUILDINGS AND EQUIPMENT

     Land, buildings and equipment are stated at cost and are set forth below:

                                                                      1994             1993
                                                                      ----             ----
  Land and land improvements.....................................   $ 16,412         $ 14,910
  Buildings......................................................     98,263           91,957
  Equipment......................................................    679,686          653,002
  Construction in progress.......................................     21,385           24,679
                                                                    --------         --------
                                                                    $815,746         $784,548
                                                                    ========         ========

    Depreciation expense for the years 1994, 1993 and 1992 was $43,729, $43,732 and $43,286, respectively.


5.  PENSIONS AND OTHER POSTRETIREMENT BENEFITS

    RETIREMENT BENEFITS - The Corporation and its domestic and foreign subsidiaries have several pension plans covering substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both years of service and level of compensation; the plans are noncontributory. Effective with retirements after April 1, 1993, the Corporation changed the benefit for domestic employees to 1.2% of the average of the highest five consecutive years of salary in the last ten years of employment. Previous benefits were 1.1% of the average of the highest seven consecutive years of salary in the last ten years of employment.

    It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing Federal tax regulations. Such contributions, when made, are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

    The following table sets forth the plans' funded status as of the end of December 1994 and 1993:

                                                                                       1994             1993
                                                                                       ----             ----
        Actuarial present value of accumulated benefit obligations:
           Vested.............................................................      $ 271,579        $ 289,415
           Nonvested..........................................................          7,005           12,740
                                                                                    ---------        ---------
        Total.................................................................      $ 278,584        $ 302,155
                                                                                    =========        =========

     Plan assets at fair value, primarily listed stocks and bonds.............      $ 379,820        $ 388,090
     Projected benefit obligations............................................       (308,382)        (329,188)
                                                                                    ---------        ---------

     Excess of plan assets over projected benefit obligations.................         71,438           58,902
     Unrecognized net loss due to past experience different from
        assumptions made......................................................         32,693           33,800
     Unrecognized prior service cost..........................................         14,888           20,670
     Unrecognized net assets being amortized over 12 years....................        (23,011)         (27,811)
                                                                                    ---------        ---------
     Prepaid pension cost.....................................................      $  96,008        $  85,561
                                                                                    =========        =========

     Net periodic pension credits included the following components:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
     Service cost...........................................      $  15,289        $  11,024         $   9,275
     Interest cost on projected benefit obligation..........         25,070           24,117            23,126

     Actual return on plan assets...........................        (38,081)         (33,370)          (33,768)
     Net amortization and deferrals.........................         (2,799)          (2,929 )          (4,345)
                                                                  ---------        ---------         ---------
     Net periodic pension credits...........................      $     521        $   1,158         $   5,712
                                                                  =========        =========         =========


     In determining the actuarial present value of the projected benefit obligations, discount rates ranging from 7.5% to 8.5% (1993 - 6.875% to 7.5%), and rates of increase for future compensation levels ranging from 4.5% to 6.5% were utilized. The expected long-term rate of return on assets was 10%.
     The Corporation has a 401(k) plan for salaried employees. The Corporation for the years 1994, 1993 and 1992 contributed a 50% match of the employees' contributions which amounted to a cost of $3,400, $3,300 and $2,700, respectively.
     In addition to providing pension benefits, the Corporation and some of its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for these benefits if they reach normal retirement age while working for the Corporation. Benefits are provided through insurance companies.
     Effective the beginning of 1992, the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" were adopted. The Statement requires the Corporation to use accrual accounting rather than pay-as-you-go (cash basis) for postretirement benefits other than pensions for current and retired employees and their families. In the first quarter of 1992, the Corporation recorded the full amount of its transition obligation which represented the accumulated postretirement benefit obligation as of the beginning of 1992. The after tax and valuation allowance charge to 1992 earnings was $91,259, or $2.57 per share. This amount was reflected as the cumulative effect of a change in accounting principle in the consolidated statement of earnings.

(33 continued)

     The following sets forth the plans' funded status reconciled with amounts reported in the Corporation's consolidated balance sheet at the end of December 1994 and 1993:



  Accumulated postretirement benefit obligation:                    1994             1993
                                                                    ----             ----
     Retirees................................................    $  71,792        $  77,347
     Fully-eligible active plan participants.................       10,458           10,750
     Other active plan participants..........................       35,380           35,677
                                                                 ---------        ---------
     Accumulated postretirement benefit......................      117,630          123,774

     Unrecognized net gain/(loss)............................        1,570           (7,129)
     Unrecognized prior service cost.........................
                                                                    33,205           35,309
                                                                 ---------        ---------

     Accrued postretirement benefit liability................    $ 152,405        $ 151,954
                                                                 =========        =========


  Net periodic postretirement benefit costs for 1994, 1993 and 1992 included the following components:

                                                                    1994            1993               1992
                                                                    ----            ----               ----
     Service cost...........................................     $  1,244         $  1,809          $  3,257
     Interest cost..........................................        6,478            7,233             8,985
     Net amortization and deferrals.........................       (2,094)          (1,578)             -
                                                                 --------         --------          --------
     Net periodic postretirement benefit cost...............     $  5,628         $  7,464          $ 12,242
                                                                 ========         ========          ========

     In 1993, the Corporation announced certain changes to its health care plan that establish a premium based on length of service and a cap for future medical costs of active employees.
     A 9.5% annual rate of increase in the per capita costs of covered health care benefits was assumed for 1995, gradually decreasing to 6% by the year 2022. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 30, 1994, by $6,000 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 by $600. A discount rate of 8.5% (1993 - 7.5%) was used to determine the accumulated postretirement benefit obligation.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


6.  BANK BORROWINGS

     The approximate weighted average interest rates on borrowings outstanding at the end of 1994 and 1993 were 6% and 5%, respectively.

     Unused lines of credit for short-term bank borrowings aggregated
$24,659 at year-end 1994, of which approximately 14% was available in the United States and Canada at interest rates not exceeding the prime commercial lending rate and the remainder was available overseas at rates up to 2% over the base rate. Pursuant to agreements with its lending banks, the Corporation pays fees for maintaining its existing lines of credit.

     Interest costs incurred in 1994, 1993 and 1992 were $35,445, $33,771 and $35,898 of which $467, $213 and $1,739, respectively, were capitalized.


7.  LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                                        1994           1993
                                                                                                        ----           ----
Corporate Debt
--------------

8.58% unsecured promissory notes due in
  installments of $22,000 on October 1
  in each of the years 1995 to 1998............................................................       $  88,000     $110,000

  Revolving Credit Agreement, interest 5.9%...................................................           95,000         -

Special-Purpose Project Debt
----------------------------

The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects.

Collateralized note payable, interest
  varies based on one of several money
  market rates (1994 year-end rate
  6.4%), due semiannually through
  July 30, 2006...............................................................................           59,640       62,113
Floating/Fixed Rate Resource Recovery
  Revenue Bonds, interest varies based
  on tax-exempt money market rates (1994
  year-end rate 5.65%), due semiannually
  August 1, 1997 through February 1, 2010.....................................................           45,448       45,448

(34 continued)

  Collateralized note payable, interest varies
  based on one of several money market
  rates (1994 year-end rate 7.25%), due
  semiannually through February 1, 1996.......................................................            7,340       11,110
Solid Waste Disposal and Resource Recovery
  System Revenue Bonds, interest 7.125% to
  7.5%, due annually December 1, 1999
  through December 1, 2010....................................................................          120,150      120,150
Resource Recovery Revenue Bonds, interest
  7.9% to 10%, due annually December 15,
  1995 through 2012...........................................................................           75,805       71,482

Other
-----
  Unsecured bank loans, interest 9.2%.........................................................            4,446        4,952
  Other.......................................................................................            3,373        4,009
                                                                                                       --------     --------
                                                                                                        499,202      429,264
  Less, Current portion.......................................................................           32,565       32,523
                                                                                                       --------     --------
                                                                                                       $466,637     $396,741
                                                                                                       ========     ========


Principal payments are payable in annual installments of:


     1996.....................................................................................         $ 37,935
     1997.....................................................................................           34,162
     1998.....................................................................................          130,094
     1999.....................................................................................           21,873
     2000.....................................................................................           25,251
  Balance due in installments
     through 2012.............................................................................          217,322
                                                                                                       --------
                                                                                                       $466,637
                                                                                                       ========

     CORPORATE DEBT - The Corporation entered into interest rate swap agreements under which it pays to the counterparties interest at a variable rate based on the London Interbank Offered Rate (LIBOR) on the current notional principal of $88,000 and the counterparties pay the Corporation interest at 7.165% (average) on the notional principal. The notional principal of the swap amortizes through September 30, 1998. Amounts receivable under the swap agreements are accrued as a reduction of interest expense.

     The Corporation has entered into a four-year revolving credit agreement (the "Revolving Credit Agreement") with a group of banks whereby the banks agree to advance loans from time to time in amounts up to $180,000. The loans are for general corporate purposes. The Revolving Credit Agreement is renewed each year subject to the approval of the Corporation and the banks. The Corporation pays to the banks a facility fee on the total facility and a commitment fee on the unused portion of the facility. At December 30, 1994, loans outstanding under the Revolving Credit Agreement amounted to $95,000. This amount has been classified as long-term. It is the Corporation's intention to maintain the Revolving Credit Agreement as long-term or obtain long-term financing to replace outstanding borrowings under the Agreement.

     The Note Agreement pursuant to which the 8.58% unsecured promissory notes were issued and the Revolving Credit Agreement require the maintenance of certain levels of consolidated Tangible Net Worth, as defined, the most restrictive of which is $400,000 plus 25% of earnings as defined from 1991 through 1994. At December 30, 1994, the consolidated Tangible Net Worth was $522,000. The Note Agreement and the Revolving Credit Agreement also require the maintenance of certain capitalization ratios. Both agreements require that the ratio of Indebtedness to Tangible Net Worth, as those terms are defined in the agreements, not exceed .65 to 1. At December 30, 1994, this ratio was .46 to 1.

     SPECIAL-PURPOSE SUBSIDIARY PROJECT DEBT - Special-Purpose Subsidiary Project Debt represents debt incurred to finance the construction of cogeneration facilities or waste-to-energy projects. The notes and/or bonds are collateralized by the assets of each project.

     COGENERATION PROJECTS - The note payable for $59,640 represents a loan under a bank credit facility to a limited partnership whose general partner is a Special-Purpose Project Subsidiary. The limited partnership entered into an interest rate swap agreement which fixed the interest rate on $62,000 of the original principal amount of the debt. Under this agreement, the limited partnership pays to the counterparties interest at 8.85% on the current notional principal and the counterparties pay to the limited partnership interest at a variable rate based on LIBOR on the notional principal. The notional principal of the swap amortizes through July 30, 1999.

     The Floating/Fixed Rate Resource Recovery Revenue Bonds in the amount of $45,448 were issued in a total amount of $45,450 and the collateralized note in the amount of $7,340 represents a loan under a bank credit facility. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.





(35 continued)

     WASTE-TO-ENERGY PROJECTS - The Solid Waste Disposal and Resource Recovery System Revenue Bonds totalling $120,150 were issued in a total amount of $133,500. The bonds are collateralized by a pledge of certain revenues and assets of the project.

     The Resource Recovery Revenue Bonds of $75,805 were issued in a total amount of $86,780. The bonds are collateralized by a pledge of certain revenues and assets of the project.

8.   RESEARCH AND DEVELOPMENT

     Research and development expenses for the years 1994, 1993 and 1992 for corporate- and customer-sponsored activities were $48,000, $49,200 and $39,200, respectively.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


9.   INCOME TAXES

     The components of earnings before income taxes and accounting change for the years 1994, 1993 and 1992 were taxed under the following jurisdictions:

                                                      1994             1993             1992
                                                      ----             ----             ----
     Domestic...................................    $ 19,955        $ 25,602         $ (5,082)
     Foreign....................................      86,912          71,216           72,907
                                                    --------        --------         --------
     Total......................................    $106,867        $ 96,818         $ 67,825
                                                    ========        ========         ========

  The provision for income taxes on those earnings was as follows:

  Current tax expense:
     Domestic...................................    $   2,931       $ 10,735         $  1,493
     Foreign....................................       36,739         27,047           29,737
                                                    ---------       --------         --------
     Total current..............................       39,670         37,782           31,230
                                                    ---------       --------         --------

  Deferred tax (benefit)/expense:
     Domestic...................................        5,423         (9,886)           7,074
     Foreign....................................       (6,600)        (4,966)          (2,537)
                                                    ---------       --------         --------
     Total deferred.............................       (1,177)       (14,852)           4,537
                                                    ---------       --------         --------

     Investment tax credit recapture/(benefit)..         -             2,009           (2,146)
     Utilization/(benefit) of operating loss
         carryforwards..........................        2,964         14,175          (11,300)
                                                    ---------       ---------        --------
                                                        2,964          16,184         (13,446)
                                                    ---------       ---------        --------

  Total provision for income taxes..............    $  41,457       $  39,114        $  22,321
                                                    =========       =========        =========

  Deferred tax liabilities (assets) consist of the following:

                                                      1994             1993
                                                      ----             ----
  Difference between book and
     tax depreciation...........................    $ 71,907        $ 63,925
  Pension assets................................      30,685          28,845
  Capital lease transactions....................      12,652          12,975
  Revenue recognition...........................      15,814          15,452
  Other.........................................       4,933           6,226
                                                    --------        --------
  Gross deferred tax liabilities................     135,991         127,423
                                                    --------        --------

  Current taxability of estimated
     costs to complete long-term
     contracts..................................     (23,768)        (17,988)

(36 continued)

  Income currently taxable deferred
     for financial reporting....................      (7,380)        (14,795)
  Expenses not currently deductible
     for tax purposes...........................     (22,104)        (23,175)
  Loss carryforwards............................        -            (2,964 )
  Investment tax credit carryforwards...........     (28,600)        (29,484)
  Postretirement benefits other
     than pensions..............................     (55,112)        (54,783)
  Minimum tax credits...........................      (6,710)          -
  Other.........................................     (24,366)        (18,070)
  Valuation allowance...........................       5,500           5,500
                                                    --------       ---------
  Net deferred tax assets.......................    (162,540)       (155,759)
                                                    --------       ---------

                                                    $(26,549)      $ (28,336)
                                                    =========      =========

     The domestic investment tax credit carryforwards, if not used, will expire in the years 2002 to 2007.

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

                                                          1994             1993             1992
                                                          ----             ----             ----
  Tax at U.S. statutory rate...........................   35.0%            35.0%            34.0%
  State income taxes, net of
     Federal income tax benefit........................    1.2              1.3              -
  Nondeductible goodwill write-off.....................    -                2.5              -
  Investment tax credit recapture/(benefit)............    -                2.1             (2.1)
  Other................................................    2.6              (.5)             1.0
                                                          -----            ----             ----
                                                          38.8%            40.4%            32.9%
                                                          =====            =====            ====

10.  LEASES

     The Corporation entered into a sale/leaseback of the 600-ton-per-day waste-to-energy plant in Charleston, South Carolina, in 1989. The terms of the agreement are to lease back the plant under a long-term operating lease for 25 years. In 1994, the Corporation entered into a lease agreement for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which is scheduled to go into operation in 1997. The terms of the agreement are to lease the facility under a long-term operating lease for 32 years. Recourse under these lease agreements is primarily limited to the assets of the special-purpose entities. The lease expense for the years 1992 through 1994 totalled $9,300 annually.





(36 continued)

     The minimum lease payments under these long-term noncancelable operating leases are as follows:

           1995...............................      $  9,186
           1996...............................         9,144
           1997...............................        87,596
           1998...............................        37,654
           1999...............................        38,128
           Thereafter........................        742,660
                                                    --------
           Total..............................      $924,368
                                                    ========

     The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $20,600 in 1994, $19,500 in 1993 and $22,100 in 1992.
Future minimum rental commitments on noncancelable leases are as follows:  1995
- $21,640; 1996 - $19,725; 1997 - $14,540; 1998 - $12,210; 1999-$9,945; and an
aggregate of $29,770 thereafter.

11.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                                             Three Months Ended
                                                        ---------------------------------------------------------

        1994                                             April 1          July 1         Sept. 30         Dec. 30
        ----                                             -------          ------         --------         -------
         Operating revenues.........................   $ 469,645        $ 571,247       $ 533,599       $ 659,950
         Gross earnings from operations.............      77,119           77,247          75,033          95,149
         Net earnings...............................      15,403           16,659          14,684          18,664

         Earnings per share.........................        .43              .47             .41             .52
         Cash dividends per share...................        .165             .185            .185            .185

         Stock prices:
            High....................................      45.00            45.125          42.00           37.125
            Low.....................................      32.50            35.00           33.875          26.625


        1993                                            March 26         June 25        Sept. 24         Dec. 31
        ----                                            --------         -------        --------         -------
         Operating revenues.........................   $586,531         $646,503        $616,426        $733,540
         Gross earnings from operations.............     68,673           74,658          71,264          78,010
         Net earnings...............................     12,730           14,555          12,154          18,265

         Earnings per share.........................        .36             .41             .34             .51

         Cash dividends per share...................        .15             .165            .165            .165

         Stock prices:
            High....................................      31.875          31.125          35.875          35.625
            Low.....................................      27.25           25.875          29.00           30.50

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

(37 continued)

     The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States and Canada, in which plaintiffs claim damages for personal injury or property damage alleged to arise from exposure to or use of asbestos. At December 31, 1993 and December 30, 1994, the suits pending numbered approximately 43,300 and 51,700, respectively. It is anticipated that a substantial number of similar suits will be filed in the future. Since the inception of asbestos-related litigation against the Corporation and its subsidiaries, approximately 46,000 lawsuits have been terminated without any payment or with only nominal payments by the insurers for the Corporation and its subsidiaries. Based on its knowledge of relevant facts and circumstances, on its determination of the availability and extent of insurance coverage, and on the advice of the Corporation's special counsel, the management of the Corporation is of the opinion that the ultimate disposition of pending and future asbestos-related lawsuits will not result in material charges against assets or earnings. The asbestos litigation herein described does not relate to any activities currently being carried on by the Corporation or its subsidiaries.

13.  STOCK OPTION PLANS

     The Corporation has two stock option plans which reserve shares of common stock for issuance to executives, key employees and directors.
     Under the plan approved by the stockholders in April 1984, as amended in 1991, the total number of shares of common stock that may be granted is 1,700,000.
     In April 1990, the stockholders approved a Stock Option Plan for Directors of the Corporation. This plan authorizes the granting of options on 150,000 shares of common stock to directors who are not employees of the Corporation, who shall automatically receive an option to acquire 2,000 shares each year.
     These plans provide that shares granted should come from the Corporation's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans shall not be less than 100 percent of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option shall be exercisable after ten years from the date granted. Under the Executive Compensation Plan, the long-term incentive segment provides for stock options to be issued. Participants may exercise approximately one-third of the stock option shares after the end of each year of the cycle. At December 30, 1994, 272,776 shares were not exercisable.


     Information regarding these option plans for 1994, 1993 and 1992 is as follows:

                                                                    1994            1993            1992
                                                                   ------         -------          ------
    Options outstanding,
       beginning of year......................................     493,810        417,596          394,705
    Options exercised.........................................    (125,682)       (50,786)         (82,592)
    Options granted...........................................     178,334        127,000          119,500
    Options expired...........................................        -              -             (14,017)
                                                                 ---------      ---------         --------
    Options outstanding, end of year..........................     546,462        493,810          417,596
                                                                 =========      =========         ========
    Option price range at end of year.........................   $12.25 to      $12.25 to         $12.25 to
                                                                 $40.0625       $28.75            $28.6875
    Option price range for
       exercised shares.......................................   $12.25 to      $12.25 to         $12.25 to
                                                                 $28.75         $22.0625          $21.3125
    Options available for grant
       at end of year.........................................   539,578        717,912           844,912
                                                                 =======        =======          ========

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

15.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values:

(38 continued)

     CASH AND SHORT-TERM INVESTMENTS - The carrying amount approximates fair value because of the short maturity of these instruments.

     LONG-TERM INVESTMENTS - The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair market value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided below.

     LONG-TERM DEBT - The fair value of the Corporation's long-term debt (including current installments) is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

     FOREIGN CURRENCY CONTRACTS AND INTEREST RATE SWAPS - The fair values of these financial instruments (used for hedging purposes) are estimated by obtaining quotes from brokers. The Corporation is exposed to market risks from changes in interest rates and fluctuations in foreign exchange rates.
Financial instruments are utilized by the Corporation to reduce these risks. The Corporation does not hold or issue financial instruments for trading purposes. The Corporation is exposed to credit loss in the event of nonperformance by the counterparties. All of these financial instruments are with significant financial institutions that are primarily rated A (S&P) or better (see Notes 1 and 7).

     CARRYING AMOUNTS AND FAIR VALUES - The estimated fair values of the Corporation's financial instruments are as follows:

                                                            1994                          1993
                                                 ------------------------       ------------------------
                                                 Carrying        Fair           Carrying        Fair
                                                 Amount          Value          Amount          Value
                                                 -------         -----          -------         -----
    Nonderivatives:
    Cash and short-term
      investments...............................   $354,362      $354,362       $377,390        $377,390
    Long-term investments
      for which it is:
      Practicable to
        estimate fair value.....................        700         1,500            700           1,800
      Not practicable...........................      4,500                        4,500
    Long-term debt..............................   (499,202)     (495,000)      (429,264)       (445,000)

    Derivatives:
    Foreign currency contracts..................     (3,400)       (3,400)       (10,300)        (10,300)
    Interest rate swaps.........................       -           (2,000)          -               -


     It is not practicable to estimate the fair value of an investment representing the preferred stock of a public company because this stock is not traded; that investment is carried at its original cost of $4,500 in the consolidated balance sheet. At the end of September 1994 (latest available financial statements of this public company), the total assets reported were $83,469 and the stockholders' equity was $41,835. Revenues were $103,319 and net income was $22,313 for nine months.
     As of December 30, 1994, the Corporation had $183,000 of forward exchange contracts outstanding. These forward exchange contracts mature between 1995 and 1997. Primarily, these contracts require the Corporation to sell Japanese yen and receive United States dollars.
     Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Corporation places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base, and their dispersion across different businesses and geographic areas. As of December 30, 1994 and December 31, 1993, the Corporation had no significant concentration of credit risk.





(39 continued)

16.  BUSINESS SEGMENTS - DATA

     The business of the Corporation and its subsidiaries falls within three business groups: an Engineering and Construction Group that consists primarily of the design, engineering and construction of process plants and fired heaters for oil refineries, synthetic fuels, chemical producers, and environmental services for hazardous and mixed-waste investigation and remediation, pollution control systems, wastewater treatment and all other environmental services; an Energy Equipment Group that consists mainly of the design and fabrication of steam generators and condensers, suppliers of mass-transfer equipment, tower packings, industrial wire mesh, and natural gas processing engineering and construction; and a Power Systems Group engaged in the owning/leasing to or operation for third parties of solid waste-to-energy and cogeneration plants.
     Earnings of segments represent revenues less expenses attributable to that group or geographic area where the operating units are located. Revenues between business segments are considered immaterial and are netted against the revenues of the respective segments.
     Export revenues and intercompany revenues are not significant. No single customer represents 10% or more of total revenues.
     Identifiable assets by group are those assets that are directly related to and support the operations of each group. Corporate assets are principally cash, investments and real estate.
     Financial information with respect to business segments and geographic data for the years 1994, 1993 and 1992 is on pages 22 and 23 (unaudited as to unfilled orders and new orders booked).