Form 10-K, Exhibit 13
period 1995-12-29
FOSTER WHEELER CORP
filed 1996-03-19
CIK 38321

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13
FINANCIAL SECTION

Comparative Financial Statistics.....................................       21
Management's Discussion and Analysis.................................    22-28
Consolidated Balance Sheet...........................................       29
Consolidated Statement of Earnings...................................       30
Report of Independent Accountants....................................       30
Consolidated Statement of Changes in Stockholders' Equity............       31
Consolidated Statement of Cash Flows.................................       32
Notes to Financial Statements........................................    33-43




                        COMPARATIVE FINANCIAL STATISTICS
--------------------------------------------------------------------------------
                    (In Thousands, Except per Share Amounts)

                                                   1995           1994             1993          1992             1991
                                                   ----           ----             ----          ----             ----
Unfilled orders, end of period...............   $6,473,990      $5,135,452     $3,884,114      $3,806,757      $3,465,339
Revenues.....................................    3,081,930       2,271,123      2,654,505       2,529,464       2,031,620
Provision for reorganization costs...........       50,120             -              -               -               -
Earnings before income taxes and
  accounting change..........................       69,663(2)      106,867         96,818          67,825          61,285
Provision for income taxes...................       41,129          41,457         39,114          22,321          18,017
Earnings before accounting change............       28,534          65,410         57,704          45,504          43,268
Effect of accounting change..................          -               -              -           (91,259)(1)         -
Net earnings/(loss)..........................       28,534          65,410         57,704         (45,755)         43,268
Earnings per share *
  Earnings before accounting change..........   $      .79           $1.83     $     1.62      $     1.28      $     1.22
  Effect of change in accounting principle...          -               -              -             (2.57)(1)         -
                                                ----------      ----------     ----------      ----------      ----------
  Net earnings/(loss)........................   $      .79      $     1.83     $     1.62      $    (1.29)     $     1.22
                                                ==========      ==========     ==========      ==========      ==========
Weighted average number of shares of common
  stock outstanding..........................       36,322          35,788         35,656          35,596          35,522
Current assets...............................   $1,438,973      $1,112,709     $  983,454      $  924,886      $  842,747
Current liabilities..........................    1,240,276         890,579        778,989         721,018         588,567
Working capital..............................      198,697         222,130        204,465         203,868         254,180
Land, buildings and equipment (net)..........      644,812         566,156        567,216         595,946         613,778
Total assets.................................    2,775,809       2,140,334      1,806,201       1,763,264       1,638,874
Bank loans...................................       86,869          77,350         59,725          54,929          45,605
Long-term borrowings (including current
  installments)..............................      589,052         499,202        429,264         439,578         454,826
Net assets owned.............................      625,867         456,494        400,176         387,297         500,124
Net assets owned per common share of stock...   $    15.46      $    12.75     $    11.21      $    10.87      $    14.06
Rate of return on net assets.................          6.3%           16.3%          14.9%           (9.1)%           9.1%
Cash dividends per share of common stock.....   $      .77      $      .72     $     .645      $     .585      $      .53


 * Computed on the weighted average number of shares of common stock outstanding.
(1) Relates to effect of change in accounting principle for postretirement benefits other than pensions.
(2)  Includes in 1995 a provision of $50,120 for reorganization costs.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

RESULTS OF OPERATIONS

             BUSINESS GROUPS (See Note 19 to Financial Statements.)
                            (In Millions of Dollars)

                                                                                                                       Corporate
                                                                        Engineering                                    and
                                                                        and              Energy          Power         Financial
                                                   Total                Construction     Equipment       Systems       Services (1)
                                                   -----                ------------     ---------       -------       ------------
1995
----
Unfilled orders.................................        6,474.0          4,566.6           1,651.6            227.0            28.8
New orders booked...............................        4,071.4          2,927.7           1,000.5            138.4             4.8
Revenues........................................        3,081.9          2,146.2             774.5            157.2             4.0
Interest expense (2)............................           49.0              2.8               8.1             24.5            13.6
Earnings before provision for reorganization
    costs and income taxes......................          119.8             84.4              51.2             29.3           (45.1)
Earnings before income taxes....................           69.7             84.4               1.1 (3)         29.3           (45.1)
Identifiable assets.............................        2,775.8          1,022.3             923.6            583.1           246.8
Capital expenditures............................           59.4             23.0              18.9             14.0             3.5
Depreciation....................................           51.7             16.6              13.6             17.6             3.9


1994
----

Unfilled orders.................................        5,135.5          3,798.2           1,037.9            257.9            41.5
New orders booked...............................        3,091.0          2,138.6             759.6            188.7             4.1
Revenues........................................        2,271.1          1,569.4             537.5            149.1            15.1
Interest expense (2)............................           35.0              0.8               2.8             24.0             7.4
Earnings before income taxes....................          106.9             73.7              55.2             18.1           (40.1)
Identifiable assets.............................        2,140.3            878.4             454.1            537.7           270.1
Capital expenditures............................           38.5             14.5              10.1              9.1             4.8
Depreciation....................................           43.7             14.1               8.6             17.4             3.6


1993
----

Unfilled orders.................................        3,884.1          2,724.3             890.5            210.5            58.8
New orders booked...............................        2,982.8          1,921.2             670.4            273.8           117.4
Revenues........................................        2,654.5          1,833.5             569.8            159.5            91.7
Interest expense (2)............................           33.6              0.7               2.1             23.7             7.1
Earnings before income taxes....................           96.8             64.9              47.9             25.1           (41.1)
Identifiable assets.............................        1,806.2            649.6             411.3            514.1           231.2
Capital expenditures............................           27.8             12.1              11.1              1.8             2.8
Depreciation....................................           43.7             14.2               8.0             17.3             4.2

             GEOGRAPHIC AREAS (See Note 19 to Financial Statements.)
                            (In Millions of Dollars)

                                                                                                                           Corporate
                                                                                                                                 and
                                                                          United                                           Financial
                                                        Total             States         Europe             Canada      Services (1)
                                                        -----             ------         ------             ------      ------------
1995
----

Unfilled orders.................................        6,474.0           3,098.3        3,318.3              28.6            28.8
New orders booked...............................        4,071.4           1,832.9        2,167.6              66.1             4.8
Revenues........................................        3,081.9           1,520.9        1,491.2              65.8             4.0
Interest expense (2)............................           49.0              31.3            2.5               1.6            13.6
Earnings before provision for reorganization
    costs and income taxes......................          119.8              72.6           92.9              (0.6)          (45.1)
Earnings before income taxes....................           69.7              47.9 (3)       92.9             (26.0) (3)      (45.1)
Identifiable assets.............................        2,775.8           1,444.5        1,032.6              51.9           246.8

1994
----
Unfilled orders.................................        5,135.5           2,790.7        2,229.5              73.8            41.5
New orders booked...............................        3,091.0           1,101.0        1,870.3             115.6             4.1
Revenues........................................        2,271.1           1,114.1        1,053.4              88.5            15.1
Interest expense (2)............................           35.0              25.4            1.3               0.9             7.4
Earnings before income taxes....................          106.9              60.1           83.0               3.9           (40.1)
Identifiable assets.............................        2,140.3           1,082.3          718.8              69.1           270.1

1993
----
Unfilled orders.................................        3,884.1           2,262.2        1,514.4              48.7            58.8
New orders booked...............................        2,982.8           1,407.0        1,373.2              85.2           117.4
Revenues........................................        2,654.5             948.1        1,539.0              75.7            91.7
Interest expense (2)............................           33.6              24.1            1.7               0.7             7.1
Earnings before income taxes....................           96.8              66.7           65.4               5.8`          (41.1)
Identifiable assets.............................        1,806.2             857.4          658.8              58.8           231.2


(1) Includes general corporate income and expense, and the Corporation's insurance operation. In 1993, the business of the Corporation was redefined to focus on the three business groups. Thermacote Welco Company (sold in September 1993), Barsotti's Inc. (discontinued operation at the end of 1993) and Ullrich Copper, Inc. were aggregated as part of the Corporate and Financial Services Group.

(2) Includes intercompany interest charged by Corporate to the business groups on outstanding borrowings.

(3) Includes in 1995 a provision of $50.1 for reorganization costs. Geographic allocation - United States - $24.7; Canada - $25.4.



Unaudited as to unfilled orders and new orders booked.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

THREE YEARS ENDED DECEMBER 29, 1995

GENERAL

     The Corporation's consolidated backlog at the end of fiscal 1995 was $6,474.0 million, an increase of $1,338.5 million or 26% over the amount reported for the end of fiscal 1994 of $5,135.5 million, which in turn represented an increase of 32% from a backlog at the end of fiscal 1993 of $3,884.1 million. The dollar amount of backlog is not necessarily indicative of the future earnings of the Corporation related to the performance of such work. Although backlog represents only business which is considered firm, there can be no assurance that cancellations or scope adjustments will not occur. Due to additional factors outside of the Corporation's control, such as changes in project schedules, the Corporation cannot predict with certainty the portion of backlog not to be performed. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scopes and costs. The net reduction in backlog from project adjustments and cancellations for fiscal 1995 was $249.3 million, compared with $385.2 million in fiscal 1994 and $184.9 million in fiscal 1993. Furthermore, the Corporation's future award prospects include several large-scale international projects and, because the large size and uncertain timing of these projects can create variability in the Corporation's contract awards, future award trends are difficult to predict with certainty.

     New orders awarded for fiscal 1995 ($4,071.4 million) were 32% higher than new orders awarded in fiscal 1994 ($3,091.0 million), which were slightly higher than new orders awarded in fiscal 1993 ($2,982.8 million). A total of 55% of new orders in fiscal 1995 was for projects awarded to the Corporation's subsidiaries located outside of the United States as compared to 64% in fiscal 1994 and 49% in fiscal 1993. Key geographic regions outside of the United States contributing to new orders awarded in fiscal 1995 were Europe, China, Southeast Asia and the Indian subcontinent.

     Operating revenues increased in fiscal 1995 by 36% or $807.8 million compared to fiscal 1994, to $3,042.2 million from $2,234.4 million, which in turn represented a 14% or $348.6 million decrease as compared to fiscal 1993 of $2,583.0 million.

     Gross earnings from operations, which is equal to operating revenues minus the cost of operating revenues ("gross earnings"), increased $75.4 million or 23% in fiscal 1995 as compared to fiscal 1994, to $399.9 million from $324.5 million, which was an increase of approximately 11% over gross earnings for fiscal 1993.

     Selling, general and administrative expenses increased $47.0 million in fiscal 1995 as compared to fiscal 1994, to $250.4 million from $203.4 million, which in turn represented a slight decrease from expenses reported in fiscal 1993 of $204.0 million. General and administrative expenses increased by $21.7 million in fiscal 1995 and selling expenses increased by $23.7 million, principally as a result of increased costs related to the acquisitions of Enserch Environmental Corporation ("Enserch") in September 1994 and the power-generation business of A. Ahlstrom Corporation ("Pyropower") effective September 30, 1995.

     Other income in fiscal 1995 as compared to fiscal 1994 increased $3.1 million or 8% to $39.8 million from $36.7 million. Other income in fiscal 1994 as compared to fiscal 1993 decreased $34.8 million, to $36.7 million from $71.5 million. This decrease was primarily a result of the gains in 1993 of $10.9 million from the sale of Thermacote Welco and $25.3 million from the sale of 49.5% limited partnership interest in a waste-to-energy plant.

     Other deductions in fiscal 1995 increased $19.1 million primarily due to increases in interest expense of $14.0 million and amortization of intangibles of $2.4 million. Other deductions in fiscal 1994 decreased $14.8 million primarily due to nonrecurring events in fiscal 1993, including the acceleration of the amortization of goodwill as a result of the valuation of such subsidiary's future cash flows, and the establishment of a provision to cover potential exposure for non-recovery of development costs related to waste-to-energy projects in the Power Systems Group.

                                                                  24 (continued)

     In connection with the acquisition of Pyropower, the Corporation recorded a one-time pretax provision for reorganization costs in the fourth quarter of 1995 of $50.1 million. This provision relates to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. The reorganization plan, when fully completed, will result in substantial cost savings and is expected to improve the competitive position of the Energy Equipment Group. This reorganization plan includes a rationalization of manufacturing capacity and the reduction of approximately 630 salaried and hourly personnel. The provision for reorganization costs includes $10.2 million for the write-off of excess buildings and equipment due to the rationalization of production capacity, $16.9 million for employee severance cost and related benefits, $19.3 million for asset write-downs (including stranded inventory) and provisions related to discontinuance of certain product lines (including incremental costs on certain completed contracts) and $3.7 million for other costs (including write-off of accumulated translation adjustment for curtailed operations). A tax benefit (after valuation allowance increase) of $3.6 million has been recognized, resulting in a net provision of $46.5 million. Approximately 50% of the above provision is expected to have a cash impact. As of year end, the majority of the cash-related liability remains to be paid. The spending is expected to be substantially completed by the end of 1996.

     The effective tax rate for fiscal 1995 was 59.0% compared to 38.8% in fiscal 1994 and 40.4% in fiscal 1993. The fiscal 1995 effective tax rate differed from the U.S. statutory rate primarily as a result of increasing the deferred tax asset valuation allowance by $14.5 million and an increase in state income taxes. The increase in the valuation allowance resulted from the 1995 provision for reorganization costs. This provision will result in additional deferred tax assets for financial reporting purposes, thereby making it less likely that a portion of the tax credit carryforwards will be utilized. Without the increase in the valuation allowance, the effective tax rate would have been 38.2%. The fiscal 1993 effective tax rate differed from the U.S. statutory rate primarily as a result of the accelerated amortization of cost in excess of net assets of a subsidiary acquired, and the recapture of investment tax credits related to the sale of the limited partnership interest.

     Net earnings were $28.5 million or $.79 per share. Net earnings excluding the provision for reorganization costs of $46.5 million ($1.28 per share) were $75.0 million or $2.07 per share, a 13% increase compared to 1994. Net earnings increased $7.7 million or 13% in fiscal 1994 as compared to fiscal 1993, from $57.7 million to $65.4 million.

ENGINEERING AND CONSTRUCTION GROUP

     The E&C Group's backlog at the end of fiscal 1995 was $4,566.6 million, a 20% increase over backlog of $3,798.2 million at the end of fiscal 1994, which in turn represented a 39% increase from backlog of $2,724.3 million at the end of fiscal 1993. The increase in fiscal 1995 as compared with fiscal 1994 was attributable to two primary factors. First, approximately $500 million of this increase was attributable to the acquisition of Enserch in 1994. Second, contracts awarded to the French subsidiary in the E&C Group amounted to $300 million in 1995. These contracts included the engineering, procurement and construction supervision contract for a waste-to-energy plant in Portugal, and two chemical projects in France.

     New orders awarded to the E&C Group increased 37% in fiscal 1995 as compared with fiscal 1994, from $2,138.6 million in fiscal 1994 to $2,927.7 million in fiscal 1995. New orders increased 11% in fiscal 1994 as compared to fiscal 1993 levels of $1,921.2 million. The increase in new orders in fiscal 1995 and 1994 can be attributed to (1) the environmental company and (2) increased awards in France in 1995 and the U.K. in 1994.

     The E&C Group reported a 37% increase in operating revenues in fiscal 1995 as compared to fiscal 1994 from $1,543.3 million to $2,120.2 million, which in turn represented a 14% decrease from fiscal 1993 operating revenues of $1,803.1 million. The increase in fiscal 1995 operating revenues as compared to fiscal 1994 was primarily the result of increased activities in the environmental subsidiary in the United States, acquired in late 1994, and the Italian and Spanish subsidiaries in Europe.

     The decrease in fiscal 1994 operating revenues as compared to fiscal 1993 was the result of reduced pass-through costs and lower operating levels on long-term contracts of the European subsidiaries.

     The Corporation includes pass-through costs on cost-plus contracts which are general-customer reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer. The percentage relationship between pass-through costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including the mix of business in the years compared. Historically, engineering services revenues have higher margins than either construction or maintenance services. The British, French and Italian subsidiaries had a mix of engineering and construction contracts in fiscal 1994 that required a lower value of material cost to be reimbursed by customers as compared to the mix of contracts in fiscal 1993 and fiscal 1995.

     In addition, while backlog increased for the E&C Group in fiscal 1994, the lower operating revenues were partially a result of lower levels of operating activity.

                                                                  25 (continued)

     The E&C Group's gross earnings increased $45.9 million in fiscal 1995 as compared with fiscal 1994 or 31%, to $194.8 million from $148.9 million, which in turn represented an increase of 13% from gross earnings of $132.1 million in fiscal 1993. An increase in fiscal 1995 of $29.1 million as compared to fiscal 1994 and a $10.9 million increase in fiscal 1994 as compared to fiscal 1993 was attributable to the Corporation's environmental service activities. The remaining increases in fiscal 1995 and fiscal 1994 were attributable to the successful completion of several major contracts by the United Kingdom subsidiary in fiscal 1995 and 1994, the Spanish subsidiary in fiscal 1995 and the Italian subsidiary in fiscal 1994.

ENERGY EQUIPMENT GROUP

     The Energy Equipment Group's backlog was $1,651.6 million at the end of fiscal 1995, representing a 59% increase over backlog of $1,037.9 million at the end of fiscal 1994, which in turn represented a 17% increase over backlog of $890.5 million at the end of fiscal 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The increase in backlog in fiscal 1995 as compared to fiscal 1994 was attributable to two primary factors. First, approximately $475 million of this increase was attributable to the acquisition of Pyropower. Second, contracts awarded to the Spanish subsidiary for two 350-MW boiler islands in China and a 130-MW boiler for Chile accounted for $200 million of the increase. The increase in backlog in fiscal 1994 as compared to fiscal 1993 was attributable to the award to the United States subsidiary of major power-generation contracts located in India ($100 million) and Japan ($158 million).

     New orders awarded to the Energy Equipment Group were $1,000.5 million, $759.6 million and $670.4 million in fiscal 1995, fiscal 1994 and fiscal 1993, respectively. Of such new orders, $331.8 million, $202.0 million and $176.9 million related to chemical separation activities and $668.7 million, $557.6 million and $493.5 million related to power-generation for fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

     Operating revenues for the Energy Equipment Group increased 44% in fiscal 1995 as compared to fiscal 1994, to $761.9 million from $529.5 million, which in turn represented a decrease of 5% from fiscal 1993 of $558.6 million. These changes in operating revenues for the periods stated resulted primarily from power-generation activities including the acquisition of Pyropower.

     The Energy Equipment Group's gross earnings increased by $21.2 million or 17%, to $145.7 million in fiscal 1995 from $124.5 million in fiscal 1994, which in turn represented a 21% increase from gross earnings in fiscal 1993 of $102.8 million. The increase in fiscal 1995 can be attributed to a higher level of operating revenues partially offset by lower gross earnings of the Spanish subsidiary due to completion of a major contract for the supply of two coal-fired steam generators in Mexico. For fiscal 1994, approximately $13 million of the increase was due to improved execution of the contract in Mexico. Also, for fiscal 1995 and fiscal 1994 the increases were attributed to increased margins on the sale of chemical separations equipment.

POWER SYSTEMS GROUP

     The Power Systems Group's backlog at the end of fiscal 1995 was $227.0 million, a 12% decrease from backlog of $257.9 million at the end of fiscal 1994, which in turn represented a 23% increase from backlog of $210.5 million at the end of fiscal 1993. The decrease of backlog for fiscal 1995 is the result of reduced awards during the period. The increase in backlog for fiscal 1994 as compared to fiscal 1993 was the result of the financing and start of construction of a recycling and waste-to-energy project to be operated under contract with the Village of Robbins, Illinois.

     The Power Systems Group's operating revenues increased by 5% in fiscal 1995 as compared to fiscal 1994, to $150.8 million from $143.5 million, which in turn represented a 9% increase from fiscal 1993 operating revenues of $131.8 million.

     The Power Systems Group's gross earnings increased $9.7 million in fiscal 1995 as compared with fiscal 1994 to $57.6 million from $47.9 million, which in turn represented an increase of $1.4 million from gross earnings of $46.5 million in fiscal 1993.

RESEARCH AND DEVELOPMENT

     The Corporation is continually engaged in research and development efforts both in performance and analytical services on current projects and in development of new products and processes. During fiscal 1995, fiscal 1994 and fiscal 1993, approximately $11.1 million, $9.8 million and $8.3 million, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $25.9 million, $38.2 million and $40.9 million, respectively, were spent on customer-sponsored research activities that were paid for by customers of the Corporation.

                                                                  26 (continued)

FINANCIAL CONDITION

     The Corporation's consolidated financial condition improved during the three-year period ended December 29, 1995. Stockholders' equity at the end of fiscal 1995 was $625.9 million as compared to $456.5 million at the end of fiscal 1994 and $400.2 million at the end of fiscal 1993. In November 1995, the Corporation issued 4,620,000 shares of common stock in a public offering which increased stockholders' equity by $158.3 million. For fiscal 1995, increases from net earnings of $28.5 million, the change in the accumulated translation adjustment of $9.1 million and the proceeds of the equity issuance of $158.3 million were partially offset by dividends to stockholders of $27.6 million. From the beginning of fiscal 1993 to the end of fiscal 1995, net assets have increased by $238.6 million.

     For the fiscal years 1993, 1994 and 1995, long-term investments in land, buildings and equipment were $27.8 million, $38.5 million and $59.4 million, respectively. In fiscal 1994, the Corporation acquired Enserch and Optimized Process Designs, Inc. with net cash payments after cash acquired of $50.9 million. In 1993, a 49.5% limited partnership interest in the Camden waste-to-energy facility was sold to an institutional investor and Thermacote Welco was sold; aggregate proceeds amounted to $50.3 million.

     Effective September 30, 1995, the Corporation acquired Pyropower for approximately $207.5 million, including acquisition costs. Also, in September 1995, the Corporation purchased, for approximately $2.5 million, the assets of Zack Power & Industrial Co., a construction company in Gary, Indiana and for approximately $16.0 million the assets of TPA, Inc., a supplier of sulfur-recovery equipment based in Dallas, Texas. During the next few years, capital expenditures will continue to be directed primarily toward strengthening and supporting the Corporation's core businesses.

     Long-term debt, including current installments, and bank loans increased by $181.4 million, net of repayments of $173.3 million, during the three-year period. Payments in fiscal 1995 included $22 million for the second installment on the Corporation's 8.58% unsecured promissory private placement notes (the "Private Notes") and a net reduction of $95.0 million of borrowings under the Corporation's revolving credit facilities. In November 1995, the Corporation sold $200 million of 6 3/4% Notes, due 2005, in the public market, the net proceeds of which were used to repay the revolving credit debt and fund operating requirements.

     In the ordinary course of business, the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment design or plant construction. Based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, management of the Corporation believes that the disposition of such suits will not result in charges against assets or earnings materially in excess of amounts provided in the accounts.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents amounted to $167.1 million at December 29, 1995, a decrease of $68.7 million from the prior fiscal year-end, principally as a result of using corporate cash to fund a portion of the Pyropower purchase. During fiscal 1995, the Corporation paid $27.6 million in stockholder dividends, repaid debt of $130.3 million including $95.0 million of borrowings under the Corporation's revolving credit agreements and a scheduled $22.0 million repayment on the Private Notes and paid approximately $207.5 million for the purchase of Pyropower. The Corporation incurred new borrowings of $227.2 million primarily through the issuance of $200.0 million aggregate principal amount of 6 3/4% Notes due November 15, 2005 and raised $158.3 million through the sale of 4,620,000 shares of the Corporation's Common Stock. The net proceeds of the debt and equity offerings were used to repay borrowings under the Corporation's revolving credit agreement which were incurred to (i) fund a portion of the Pyropower acquisition, (ii) fund working capital needs, (iii) refinance bank debt previously incurred in the acquisition of Enserch and (iv) pay a scheduled principal installment on the Private Notes.

     During fiscal 1994, the Corporation paid $25.8 million in stockholder dividends and repaid debt totaling $30.5 million, including a $22.0 million principal repayment on the Private Notes. New borrowings amounted to $115.4 million resulting primarily from increased working capital needs and the Enserch acquisition.

     During fiscal 1995, cash flow used by operating activities totaled $105.3 million. This represented an increase of $91.0 million from 1994. The reduction in cash flow from operating activities during a period of improving operating profitability resulted from an increase in the Corporation's working capital needs which vary from period to period depending on the mix, stage of completion and commercial terms and conditions of the Corporation's contracts. Working capital needs have increased as a result of the Corporation satisfying requests from its customers, primarily in the Energy Equipment Group, for more favorable payment terms under contracts. Such requests generally include reduced advance payments and more favorable payment schedules. Such terms required the Corporation to defer receipt of payment from its customers which, combined with the acquisitions of Pyropower, Zack and TPA, had a negative impact on the Corporation's working capital in 1995.

     The Corporation's contracts in process and inventories increased by $184.4 million during 1995 from $198.8 million at December 30, 1994 to $383.2 million at December 29, 1995. Approximately $83.7 million of the increase in contracts in process and inventories in fiscal 1995 was attributable to the E&C Group, primarily due to United States subsidiaries ($50.2 million) and the Italian subsidiary ($32.0 million). The balance of the increase can be attributed primarily to Pyropower for $32.8 million and $64.1 million to the Power Systems Group. In addition, accounts and notes receivable increased by $218.7 million in fiscal 1995 to $715.7 million at fiscal year-end 1995 from $497.0 million. The E&C Group increased by approximately $113.9 million, primarily due to the significant contracts of the Spanish subsidiary in South America. The balance of the increase can be attributed principally to the Energy Equipment Group as the result of the acquisition of Pyropower ($65.0 million) and increased activities of Glitsch International ($25.4 million).

                                                                  27 (continued)

     Management of the Corporation expects its customers' requests for more favorable payment terms under Energy Equipment Group contracts to continue as a result of the competitive market in which the Corporation operates. The Corporation's pricing of contracts recognizes additional costs associated with the use of working capital. The Corporation intends to satisfy the increased working capital needs through internal cash generation, borrowings under its Revolving Credit Facilities and third-party financing in the capital markets. Under the Corporation's existing shelf registration statement, there is approximately $135 million available.

     On September 20, 1995, the Corporation established two revolving credit facilities with a syndicate of banks led by National Westminster Bank PLC and Mellon Bank, N.A. One facility is a short-term revolving credit facility of $200 million with a maturity of 364-days and the second is a $300 million revolving credit facility with a maturity of four years (collectively, the "Revolving Credit Facilities"). On November 15, 1995, the short-term revolving credit facility was permanently reduced to $100 million. Borrowings under these facilities were incurred to (i) fund a portion of the Pyropower acquisition,
(ii) refinance bank debt previously incurred to fund working capital and the acquisition of Enserch and (iii) make a $22 million scheduled principal payment on the Private Notes. The Corporation will be required to pay scheduled

MANAGEMENT'S DISCUSSION AND ANALYSIS

principal installments of $22.0 million on the Private Notes on September 30, 1996, 1997 and 1998. The Corporation expects to make such payments from internally generated cash, borrowings under its Revolving Credit Facilities and/or third-party financing in the capital markets.

     The Corporation has lease payments due under two long-term operating leases of $9.1 million in fiscal 1996, $87.6 million in fiscal 1997 and $37.7 million in fiscal 1998 and other rental payments under leases for office space. The primary reason for the increase in 1997 is the payment of a required advance lease payment for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which is scheduled to go into operation in 1997. The Corporation expects to make these lease payments from cash available from operations and borrowings under the Revolving Credit Facilities. Leasing arrangements for equipment, which are short-term in nature, are not expected to impact the Corporation's liquidity or capital resources.

     The Corporation is in the process of constructing a recycling and waste-to-energy project for the Village of Robbins, Illinois. The Corporation will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the present Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it will receive electricity revenues projected to be substantially higher than the utility's "avoided cost." The utility is entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State will be reimbursed by the facility for the tax credit beginning after the 20th year following initial sale of electricity to the utility. The State is currently considering repealing the Retail Rate Law. If the Law is repealed and the project is not granted "grandfathered" status, there may be a significant adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions applied over the operating life of the facility, Management of the Corporation believes that should such a repeal occur, the financial impact on the operating results of the project will not result in a material, adverse effect on the financial position of the Corporation.

     Management's strategy for managing risks associated with interest rate fluctuations is to enter into financial instrument transactions, such as interest rate swaps and forward rate agreements, to reduce such risks. Management's strategy for managing transaction risks associated with currency fluctuations is for each operating unit to enter into forward foreign exchange agreements to hedge its exposure on contracts into the operating unit's functional currency. The Corporation utilizes all such financial instruments solely for hedging. Corporate policy prohibits the speculative use of such instruments. The Corporation is exposed to credit loss in the event of nonperformance by the counterparties to such financial instruments. To minimize this risk, the Corporation enters into these financial instruments with financial institutions that are primarily rated A or better by Standard & Poor's or A2 or better by Moody's. Management believes that the geographical diversity of the Corporation's operations mitigates the effects of the currency translation exposure. No significant unhedged assets or liabilities are maintained outside the functional currency of the operating subsidiaries. Accordingly, translation exposure is not hedged.

     The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States and Canada, in which plaintiffs claim damages for personal injury or property damage alleged to have arisen from the exposure to or use of asbestos. At December 29, 1995, there were approximately 77,700 (1994-57,000) suits pending. Approximately 39,000 new claims were filed in fiscal 1995 and settlement costs not covered by the Corporation's insurance carriers were immaterial. The Corporation has agreements with insurance carriers covering a substantial portion of potential costs relating to pending claims. During the three-year period ended December 29, 1995, the Corporation tried, settled or summarily disposed of approximately 40,000 (1995-18,300) asbestos-related claims. Approximately $66 million, substantially all of which was reimbursed or will be reimbursed, was spent on asbestos litigation defense and case resolution during the three-year period (1993-$21 million; 1994-$24 million; 1995-$21 million). The Corporation has recorded, with respect to asbestos litigation for the years 1994 and 1995, an asset relating to probable insurance recoveries of approximately $77 million and $83 million, respectively, and a liability relating to probable losses of approximately $78 million and $87 million, respectively. These assets and liabilities were estimated based on historical data, developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation.

                                                                  28 (continued)

     Management of the Corporation believes that cash and cash equivalents on hand of $167.1 million and short-term investments of $112.9 million at December 29, 1995, combined with cash flow from operating activities, available credit under its Revolving Credit Facilities and access to third-party financings in the capital markets will be adequate to meet its working capital and liquidity needs for the foreseeable future.

OTHER ACCOUNTING MATTERS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires companies to review their long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. Impairment is measured using the lower of a long-lived asset's book value or its fair market value. Management has not yet completed its review of the potential impact this Standard may have on the consolidated financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (In Thousands of Dollars, Except per Share Amounts)

                                                                          December 29,    December 30,
                                                                             1995            1994*
                                                                         -----------     -----------
                                     ASSETS

CURRENT ASSETS:
     Cash and cash equivalents ......................................    $   167,131     $   235,801
     Short-term investments .........................................        112,853         118,561
     Accounts and notes receivable:
         Trade ......................................................        630,751         442,127
         Other ......................................................         84,988          54,854
     Contracts in process ...........................................        340,526         171,144
     Inventories ....................................................         42,716          27,634
     Prepaid and refundable income taxes ............................         39,346          47,543
     Prepaid expenses ...............................................         20,662          15,045
                                                                         -----------     -----------
         Total current assets .......................................      1,438,973       1,112,709
                                                                         -----------     -----------
Land, buildings and equipment .......................................        944,596         815,746
Less accumulated depreciation .......................................        299,784         249,590
                                                                         -----------     -----------
         Net book value .............................................        644,812         566,156
                                                                         -----------     -----------

Notes and accounts receivable - long-term ...........................         63,632          51,658
Investments and advances ............................................         56,767          42,665
Intangible assets, net ..............................................        260,070          72,128
Deferred charges and prepaid pension cost ...........................        308,369         289,117
Deferred income taxes ...............................................          3,186           5,901
                                                                         -----------     -----------

         TOTAL ASSETS ...............................................    $ 2,775,809     $ 2,140,334
                                                                         ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current installments on long-term debt .........................    $    34,648     $    32,565
     Bank loans .....................................................         86,869          77,350
     Accounts payable ...............................................        372,949         211,627
     Accrued expenses ...............................................        166,633         139,582
     Estimated costs to complete long-term contracts ................        475,899         294,881
     Advance payments by customers ..................................         74,821         104,239
     Income taxes ...................................................         28,457          30,335
                                                                         -----------     -----------
         Total current liabilities ..................................      1,240,276         890,579
Long-term debt, less current installments ...........................        554,404         466,637
Minority interest in subsidiary companies ...........................         13,438          10,344
Deferred income taxes ...............................................         21,841          19,651
Other long-term liabilities, deferred credits and postretirement
     benefits other than pensions ...................................        319,983         296,629
                                                                         -----------     -----------

         TOTAL LIABILITIES ..........................................      2,149,942       1,683,840
                                                                         -----------     -----------

STOCKHOLDERS' EQUITY:
     Preferred Stock
         Authorized 1,500,000 shares; no par value - none outstanding
     Common Stock
         $1.00 par value; authorized 80,000,000 shares;
         issued: 1995-40,498,481; 1994-35,832,664 ...................         40,498          35,833
     Paid-in capital ................................................        192,721          38,266
     Retained earnings ..............................................        421,804         420,861
     Accumulated translation adjustment .............................        (28,861)        (37,915)
                                                                         -----------     -----------
                                                                             626,162         457,045
     Less cost of treasury stock
         (shares: 1995-10,804; 1994-20,129) .........................            295             551
                                                                         -----------     -----------

         TOTAL STOCKHOLDERS' EQUITY .................................        625,867         456,494
                                                                         -----------     -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .................    $ 2,775,809     $ 2,140,334
                                                                         ===========     ===========

See notes to financial statements.
* Reclassified to conform to 1995 presentation.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
(In Thousands of Dollars, Except per Share Amounts)

                                                         1995          1994          1993
                                                      ----------    ----------    ----------
REVENUES:
     Operating revenues ..........................    $3,042,177    $2,234,441    $2,583,000
     Other income (including interest:
         1995-$23,404; 1994-$25,014; 1993-$26,627)        39,753        36,682        71,505
                                                      ----------    ----------    ----------

         Total Revenues ..........................     3,081,930     2,271,123     2,654,505
                                                      ----------    ----------    ----------

COSTS AND EXPENSES:
     Cost of operating revenues ..................     2,642,290     1,909,893     2,290,395
     Selling, general and administrative expenses        250,369       203,445       204,049
     Other deductions (including interest:
         1995-$49,011; 1994-$34,978; 1993-$33,558)        64,998        45,906        60,722
     Provision for reorganization costs ..........        50,120          --            --
     Minority interest ...........................         4,490         5,012         2,521
                                                      ----------    ----------    ----------

         Total Costs and Expenses ................     3,012,267     2,164,256     2,557,687
                                                      ----------    ----------    ----------

Earnings before income taxes .....................        69,663       106,867        96,818

Provision for income taxes .......................        41,129        41,457        39,114
                                                      ----------    ----------    ----------

Net earnings .....................................    $   28,534    $   65,410    $   57,704
                                                      ==========    ==========    ==========

Earnings per share ...............................    $      .79    $     1.83    $     1.62
                                                      ==========    ==========    ==========





See notes to financial statements.

                                                                  30 (continued)

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Foster Wheeler Corporation:

     We have audited the accompanying consolidated balance sheet of Foster Wheeler Corporation and Subsidiaries as of December 29, 1995 and December 30, 1994, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foster Wheeler Corporation and Subsidiaries as of December 29, 1995 and December 30, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles.

                                                     Coopers & Lybrand L.L.P.

New York, New York
February 12, 1996

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (In Thousands of Dollars, Except per Share Amounts)

                                                                                         1995          1994          1993
                                                                                         ----          ----          ----
COMMON STOCK
   Balance at beginning of year ..................................................    $  35,833     $  35,707     $  35,656
   Sold under stock options: (shares: 1995-45,817; 1994-125,682; 1993-50,786) ....           45           126            51
   Issued in public offerings (shares: 1995-4,620,000) ...........................        4,620          --            --
                                                                                      ---------     ---------     ---------

        Balance at end of year ...................................................       40,498        35,833        35,707
                                                                                      ---------     ---------     ---------

PAID-IN CAPITAL
   Balance at beginning of year ..................................................       38,266        35,076        34,085
   Stock option exercise price less par value ....................................          573         2,214           791
   Excess of market value over cost of treasury stock issued under incentive plans           46          --            --
   Tax benefits related to stock options .........................................          192           976           200
   Excess of proceeds received on issuance of common stock in public offerings

     less par value and costs ....................................................      153,644          --            --
                                                                                      ---------     ---------     ---------

        Balance at end of year ...................................................      192,721        38,266        35,076
                                                                                      ---------     ---------     ---------

RETAINED EARNINGS
   Balance at beginning of year ..................................................      420,861       381,205       346,487
   Net earnings for the year .....................................................       28,534        65,410        57,704
   Cash dividends paid:
     Common (per share outstanding: 1995-$.77; 1994-$.72; 1993-$.645) ............      (27,591)      (25,754)      (22,986)
                                                                                      ---------     ---------     ---------
        Balance at end of year ...................................................      421,804       420,861       381,205
                                                                                      ---------     ---------     ---------

ACCUMULATED TRANSLATION ADJUSTMENT
   Balance at beginning of year ..................................................      (37,915)      (51,261)      (28,380)
   Change in accumulated translation adjustment during the year ..................        9,054        13,346       (22,881)
                                                                                      ---------     ---------     ---------

        Balance at end of year ...................................................      (28,861)      (37,915)      (51,261)
                                                                                      ---------     ---------     ---------

TREASURY STOCK
   Balance at beginning of year ..................................................          551           551           551
   Issued under incentive plans (shares: 1995-9,325) .............................         (256)         --            --
                                                                                      ---------     ---------     ---------

        Balance at end of year ...................................................          295           551           551
                                                                                      ---------     ---------     ---------

   TOTAL STOCKHOLDERS' EQUITY ....................................................    $ 625,867     $ 456,494     $ 400,176
                                                                                      =========     =========     =========



See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Thousands of Dollars)

                                                                                 1995          1994          1993
                                                                                 ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings ........................................................    $  28,534     $  65,410     $  57,704
     Adjustments to reconcile net earnings to
        cash flows from operating activities:
        Depreciation and amortization ....................................       54,625        44,288        51,456
        Noncurrent deferred tax ..........................................        5,049         9,609        11,632
        Gain on sale of subsidiary and partnership interest ..............         --            --         (36,175)
        Gain on sale of land, buildings and equipment ....................       (1,283)         (915)         (165)
        Equity earnings, net of dividends ................................       (1,578)         (623)         (883)
        Provision for reorganization costs ...............................       50,120          --            --
        Other noncash items ..............................................       (4,891)       (1,517)        1,356
     Changes in assets and liabilities, net of effects of acquisitions and divestitures:
        Receivables ......................................................     (143,023)      (24,942)       27,987
        Contracts in process and inventories .............................     (131,759)      (51,863)      (11,376)
        Accounts payable and accrued expenses ............................       29,566        (8,286)      (22,632)
        Estimated costs to complete long-term contracts ..................       50,096       (23,089)       90,196
        Advance payments by customers ....................................      (34,237)       22,316        10,847
        Income taxes .....................................................        3,801        (8,198)      (14,623)
        Other assets and liabilities .....................................      (10,327)      (36,487)      (18,599)
                                                                              ---------     ---------     ---------

        Net cash (used)/provided by operating activities .................     (105,307)      (14,297)      146,725
                                                                              ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures ................................................      (59,432)      (38,501)      (27,849)
     Proceeds from sale of properties ....................................        2,918         4,671         1,476
     Proceeds from sale of subsidiary and partnership interest ...........         --            --          50,288
     Payments for acquisitions of businesses, net of cash acquired .......     (133,451)      (50,946)         --
     Increase in investments and advances ................................      (13,596)       (5,002)       (2,421)
     Decrease/(increase) in short-term investments .......................        7,026        14,621       (17,541)
     Partnership distribution ............................................       (4,883)       (3,000)       (3,235)
                                                                              ---------     ---------     ---------

        Net cash (used)/provided by investing activities .................     (201,418)      (78,157)          718
                                                                              ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends to stockholders ...........................................      (27,591)      (25,754)      (22,986)
     Proceeds from public offering of common stock, net ..................      158,264          --            --
     Proceeds from the exercise of stock options .........................          618         2,340           842
     Increase in short-term debt .........................................        7,243        14,583         9,246
     Proceeds from long-term debt ........................................      219,978       100,848           265
     Repayment of long-term debt .........................................     (130,329)      (30,540)      (12,439)
                                                                              ---------     ---------     ---------

        Net cash provided/(used) by financing activities .................      228,183        61,477       (25,072)
                                                                              ---------     ---------     ---------

     Effect of exchange rate changes on cash and cash equivalents ........        9,872        17,264       (19,342)
                                                                              ---------     ---------     ---------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS .........................      (68,670)      (13,713)      103,029
Cash and cash equivalents at beginning of year ...........................      235,801       249,514       146,485
                                                                              ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................................    $ 167,131     $ 235,801     $ 249,514
                                                                              =========     =========     =========


Cash paid during the year for:
     Interest (net of amount capitalized) ................................    $  45,434     $  36,191     $  32,167
     Income taxes ........................................................    $  18,162     $  26,115     $  27,949


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(In Thousands of Dollars, Except per Share Amounts)

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Foster Wheeler Corporation and all significant domestic and foreign subsidiary companies.

     The Corporation's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, the year 1993 included 53 weeks while the years 1994 and 1995 included 52 weeks.

     In conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION ON LONG-TERM CONTRACTS - The Corporation reports profits on long-term contracts on a percentage-of-completion basis determined on the ratio of earned revenues to total contract price, after considering accumulated costs and estimated costs to complete each contract. Contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts. If estimates of costs to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated. The elapsed time from award of a contract to completion of performance may be up to four years. Contracts of the Engineering and Construction Group are generally considered substantially complete when engineering is completed and/or field construction is completed, while for the Energy Equipment Group it is when manufacturing and/or field construction is completed. The Corporation includes pass-through costs on cost-plus contracts which are general-customer reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer.

     The Corporation has numerous contracts that are in various stages of completion. Such contracts require estimates to determine the appropriate cost and revenue recognition. The Corporation has a substantial history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. However, current estimates may be revised as additional information becomes available.

     Certain special-purpose subsidiaries in the Power Systems Group are reimbursed for their costs, including repayment of project debt, for building and owning certain facilities over the lives of the service contracts. The Corporation records revenues relating to debt repayment on these contracts on a straight-line basis over the lives of the service contracts and records depreciation of the facilities on a straight-line basis over the estimated useful lives of the facilities, after consideration of the estimated residual value.

     CASH AND CASH EQUIVALENTS - Cash and cash equivalents include highly liquid short-term investments purchased with original maturities of three months or less.

     TRADE ACCOUNTS RECEIVABLE - In accordance with terms of long-term contracts, certain percentages of billings are withheld by customers until completion and acceptance of the contracts. Final payments of all such amounts withheld which might not be received within a one-year period are indicated in
Note 3. In conformity with trade practice, however, the full amount of accounts receivable, including such amounts withheld, has been included in current assets.

     LAND, BUILDINGS AND EQUIPMENT - Depreciation is computed on a straight-line basis using composite estimated lives ranging from 10 to 50 years for buildings and from 3 to 30 years for equipment. Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in earnings.

                                                                  33 (continued)

     INVESTMENTS AND ADVANCES - The Corporation uses the equity method of accounting for investment ownership of between 20% and 50% in affiliates unless significant economic or political considerations indicate that the cost method is appropriate. Investment ownership of less than 20% in affiliates is carried at cost. Currently, all of the Corporation's significant investments in affiliates are recorded using the equity method.

     INCOME TAXES - Deferred income taxes are provided on a liability method whereby deferred tax assets are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes currently payable and the provision for income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized on the Corporation's tax return, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the carryforward amount.

     Provision is made for Federal income taxes which may be payable on foreign subsidiary earnings to the extent that the Corporation anticipates they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested (and for which no Federal income tax has been provided) aggregated $236,000 at December 29, 1995. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


    FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and income and expenses and cash flows at monthly weighted average rates. Foreign currency transaction (losses)/gains for 1995, 1994 and 1993 were approximately $(1,600), $(120) and $4,200, respectively ($(1,000), $(80) and $2,700 net of taxes). The Corporation enters into foreign exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Amounts receivable or payable under foreign exchange hedges are recognized as deferred gains or losses, and are included in either contracts in process or estimated costs to complete long-term contracts. The Corporation utilizes foreign exchange contracts solely for hedging purposes. Corporate policy prohibits the speculative use of financial instruments.

    INVENTORIES - Inventories, principally materials and supplies, are stated at lower of cost or market, determined primarily on the average cost method.

    INTANGIBLE ASSETS - Intangible assets consist principally of the excess of cost over the fair value of net assets acquired (goodwill) ($156,370), trademarks ($65,000) and patents ($38,700). These assets are being amortized on a straight-line basis over periods of 10 to 40 years. The Corporation periodically evaluates goodwill on a separate acquired operating unit basis to assess recoverability and impairments, if any, are recognized in earnings. In the event facts and circumstances indicate that the carrying amount of goodwill associated with an investment is impaired, the Corporation reduces the carrying amount to an amount representing the estimated undiscounted future cash flows before interest to be generated by the operation.

    EARNINGS PER SHARE - Per-share data has been computed based on the weighted average number of shares of common stock outstanding of 1995-36,321,626, 1994-35,787,658 and 1993- 35,655,886. Outstanding stock options have been disregarded because their effect on earnings per share would not be significant.

   In the fourth quarter of 1995, the Corporation completed the sale of 4,620,000 shares of its common stock in a public offering. The net proceeds of the sale were used to repay borrowings under the Corporation's revolving credit agreement which were incurred to (i) fund a portion of the Pyropower acquisition (see Note 2), (ii) fund wording capital needs, (iii) refinance bank debt previously incurred in the acquisition of Enserch and (iv) pay a scheduled principal installment on the Corporation's 8.58% unsecured private placement notes. If the common stock offering had occurred as of the beginning of 1995, the earnings per share would have been $.84 per share adjusted for interest expense.


2. ACQUISITIONS

   The Corporation acquired Optimized Process Designs, Inc. (OPD) for $6,100 effective July 1994. OPD's principal process design expertise is in the area of natural gas and gas liquids conditioning, treating and processing. In October 1994, Enserch Environmental Corporation ("Enserch"), a subsidiary of ENSERCH Corporation, was acquired for $50,000, after the sale of $60,000 of receivables under a Receivable Purchase Agreement guaranteed by ENSERCH Corporation. Enserch provides full-service capabilities for hazardous and mixed-waste investigations and remediation, pollution control systems, wastewater treatment, waste management, risk analysis and impacts and environmental permitting. These acquisitions have been accounted for as purchases, accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the dates of acquisitions. The results of operations of OPD and Enserch are included in the Corporation's financial statements since the dates of acquisition. On the basis of a pro forma combination of the results of operations as if the acquisitions had occurred at the beginning of 1993 and 1994, combined pro forma revenues, net earnings and earnings per share would not have been materially different.






                                                                  34 (continued)

   Effective September 30, 1995, the Corporation acquired the power-generation business of A. Ahlstrom Corporation ("Pyropower") for approximately $207,500, including acquisition costs. During September 1995, the Corporation finalized
(i) the purchase for approximately $2,500, of the assets of Zack Power & Industrial Co., a construction company in Gary, Indiana, and (ii) the purchase of the assets of TPA, Inc., a supplier of sulfur-recovery equipment based in Dallas, Texas, for approximately $16,000. In addition, the Corporation increased its ownership in Foster Wheeler Andina, S.A. (Bogota, Colombia), an engineering company from 19% to 60% for $2,500.

   These acquisitions have been accounted for as purchases and the results of operations of these companies have been included in the consolidated financial statements since the dates of acquisition. Total consideration for these acquisitions was approximately $228,000, of which $94,500 was allocated to cost in excess of net assets of subsidiaries acquired, $38,700 to patents and $65,000 to trademarks. The intangibles are being amortized on a straight-line basis over an average life of 35 years. The assets acquired also included $73,000 in cash and fixed assets of $79,000. At December 29, 1995, approximately $22,000 remains to be paid.

    The pro forma unaudited consolidated results of operations of the Corporation and Pyropower for the years ended December 29, 1995 and December 30, 1994, which assume the acquisition had been made as of the beginning of each fiscal year, are summarized below:

                                                 1995                  1994
                                                 ----                  ----

         Revenues                             $3,331,602           $2,499,104
         Net earnings                             14,260  (1)          56,290
         Net earnings per share               $      .39           $     1.57

    (1) Includes provision for reorganization costs of $46,500, net of income taxes ($1.28 per share).

The pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expenses as the result of a step-up in the basis of fixed assets, additional amortization expense as a result of cost in excess of assets acquired, and other intangible assets and the increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of 1994 and 1995 or of future results of operations of the consolidated entities. The other acquisitions made in 1995 have not been included in the pro forma results because revenues, net earnings and earnings per share would not have been materially different.

3.        ACCOUNTS AND NOTES RECEIVABLE

  The following tabulation shows the components of trade accounts and notes receivable:

                                                              1995        1994
                                                              ----        ----
From long-term contracts:
     Amounts billed due within one year ................    $299,594    $277,530
                                                            --------    --------
Retentions:
     Billed:
          Estimated to be due in:
               1995 ....................................          --      30,929
               1996 ....................................      21,950       7,288
               1997 ....................................       1,196          --
               1999 ....................................      19,765       6,905
                                                            --------    --------
               Total billed ............................      42,911      45,122
                                                            --------    --------

     Unbilled:
          Estimated to be due in:
               1995 ....................................          --      38,074
               1996 ....................................     178,357       3,171
               1998 ....................................         724          --
                                                            --------    --------
               Total unbilled ..........................     179,081      41,245
                                                            --------    --------
               Total retentions ........................     221,992      86,367
                                                            --------    --------
               Total receivables from
                    long-term contracts ................     521,586     363,897
Other trade and notes receivable .......................     115,119      82,898
                                                            --------    --------

                                                             636,705     446,795

Less, allowance for doubtful accounts ..................       5,954       4,668
                                                            --------    --------
                                                            $630,751    $442,127
                                                            ========    ========


4.         CONTRACTS IN PROCESS AND INVENTORIES

  Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:

                                               1995          1994         1993
                                               ----          ----         ----
Contracts in process ..................      $340,526      $171,144      $87,076
                                             ========      ========      =======
Inventories:
   Materials and supplies .............      $ 31,633      $ 21,447      $18,700
   Work in process ....................         6,072         1,894        1,810
   Finished goods .....................         5,011         4,293        3,990
                                             --------      --------      -------
                                             $ 42,716      $ 27,634      $24,500
                                             ========      ========      =======




                                                                  35 (continued)

  The following tabulation shows the elements included in contracts in process as related to long-term contracts:


                                                                   1995       1994       1993
                                                                 --------   --------   --------
Costs plus accrued profits less earned revenues on contracts
   currently in process ....................................     $694,877   $350,897   $229,604
Less, Progress payments ....................................      354,351    179,753    142,528
                                                                 --------   --------   --------
                                                                 $340,526   $171,144   $ 87,076
                                                                 ========   ========   ========


   5. LAND, BUILDINGS AND EQUIPMENT

     Land, buildings and equipment are stated at cost and are set forth below:


                                                                          1995            1994
                                                                       ----------      ---------
     Land and land improvements   . . . . . . . . . .                  $   21,599      $  16,412
     Buildings  . . . . . . . . . . . . . . . . . . .                     146,858         98,263
     Equipment  . . . . . . . . . . . . . . . . . . .                     737,624        679,686
     Construction in progress   . . . . . . . . . . .                      38,515         21,385
                                                                       ----------      ---------
                                                                       $  944,596      $ 815,746
                                                                       ==========      =========


  Depreciation expense for the years 1995, 1994 and 1993 was $51,706, $43,729 and $43,732, respectively.

   6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     RETIREMENT BENEFITS - The Corporation and its domestic and foreign subsidiaries have several pension plans covering substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both years of service and level of compensation; the plans are noncontributory. Effective with retirements after April 1, 1993, benefits for domestic employees are determined based on 1.2% of the average of the highest five consecutive years of salary in the last ten years of employment.

     It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing Federal tax regulations. Such contributions, when made, are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

The following table sets forth the plans' funded status as of the end of December 1995 and 1994:

                                                                         1995             1994
                                                                      ---------        ---------

Actuarial present value of accumulated benefit obligations:
    Vested ....................................................       $ 334,082        $ 271,579
    Nonvested .................................................          10,382            7,005
                                                                      ---------        ---------
       Total ..................................................       $ 344,464        $ 278,584
                                                                      =========        =========
    Plan assets at fair value, primarily
       listed stocks and bonds ................................       $ 446,519        $ 379,820
    Projected benefit obligations .............................        (383,036)        (308,382)
                                                                      ---------        ---------

    Excess of plan assets over projected benefit obligations ..          63,483           71,438
    Unrecognized net loss due to past experience different from
       assumptions made .......................................          34,672           32,693
    Unrecognized prior service cost ...........................          15,923           14,888
    Unrecognized net assets being amortized over 12 years .....         (17,198)         (23,011)
                                                                      ---------        ---------
    Prepaid pension cost ......................................       $  96,880        $  96,008
                                                                      =========        =========






    Net periodic pension expense/(credits) included the following components:

                                                                    1995            1994            1993
                                                                  --------        --------        --------
        Service cost .....................................        $ 13,602        $ 15,289        $ 11,024
        Interest cost on projected benefit obligation ....          27,327          25,070          24,117
        Actual return on plan assets .....................         (38,848)        (38,081)        (33,370)
        Net amortization and deferrals ...................            (637)         (2,799)         (2,929)
                                                                  --------        --------        --------
        Net periodic pension expense/(credits) ...........        $  1,444        $   (521)       $ (1,158)
                                                                  ========        ========        ========


     In determining the actuarial present value of the projected benefit obligations, discount rates ranging from 7.0% to 8.5% (1994 - 7.5% to 8.5%), and rates of increase for future compensation levels ranging from 3.0% to 6.0% (1994
- 4.5% to 6.5%) were utilized. The expected long-term rate of return on assets was 10%. In conjunction with the reorganization, the Corporation offered an enhanced retirement package to employees over the age of 65. This resulted in additional service cost under the provisions of SFAS 88 of approximately $1,900.

     The Corporation has a 401(k) plan for salaried employees. The Corporation, for the years 1995, 1994 and 1993, contributed a 50% match of the employees' contributions which amounted to a cost of $3,700, $3,400 and $3,300, respectively.

     In addition to providing pension benefits, the Corporation and some of its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for these benefits if they reach normal retirement age while working for the Corporation. Benefits are provided through insurance companies.



                                                                  36 (continued)

         The following sets forth the plans' funded status reconciled with amounts reported in the Corporation's consolidated balance sheet at the end of December 1995 and 1994:

     Accumulated postretirement benefit obligation:               1995             1994
                                                                ---------        ---------
     Retirees ...........................................       $  71,861        $  71,792
     Fully-eligible active plan participants ............          11,712           10,458
     Other active plan participants .....................          38,409           35,380
                                                                ---------        ---------
     Accumulated postretirement benefit .................         121,982          117,630
     Unrecognized net (loss)/gain .......................            (669)           1,570
     Unrecognized prior service cost ....................          31,077           33,205
                                                                ---------        ---------
     Accrued postretirement benefit liability ...........       $ 152,390        $ 152,405
                                                                =========        =========


Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

                                                     1995            1994           1993
                                                    -------        -------        -------
     Service cost ...........................       $ 1,247        $ 1,244        $ 1,809
     Interest cost ..........................         6,186          6,478          7,233
     Net amortization and deferrals .........        (2,165)        (2,094)        (1,578)
                                                    -------        -------        -------
     Net periodic postretirement benefit cost       $ 5,268        $ 5,628        $ 7,464
                                                    =======        =======        =======



         In 1993, the Corporation announced certain changes to its health care plan that establish a premium based on length of service and a cap for future medical costs of active employees.

         A 9.0% annual rate of increase in the per capita costs of covered health care benefits was assumed for 1996, gradually decreasing to 5% by the year 2011. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 29, 1995, by $3,850 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 by $308. A discount rate of 7.25% (1994 - 8.5%) was used to determine the accumulated postretirement benefit obligation.

     7. BANK BORROWINGS

         The approximate weighted average interest rates on borrowings outstanding (primarily foreign) at the end of 1995 and 1994 were 9% and 6%, respectively.

         Unused lines of credit for short-term bank borrowings aggregated $130,400 at year-end 1995, of which approximately 83% was available in the United States and Canada at interest rates not exceeding the prime commercial lending rate and the remainder was available overseas in various currencies at rates consistent with market conditions in the respective countries.

     Interest costs incurred in 1995, 1994 and 1993 were $49,117, $35,445 and $33,771 of which $106, $467 and $213, respectively, were capitalized.

8. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                                    1995           1994
                                                                                  --------       --------

     Corporate Debt
     --------------

     8.58% unsecured promissory notes due in
       installments of $22,000 on September 30
       in each of the years 1996 to 1998 ..................................       $ 66,000       $ 88,000

     Revolving Credit Agreements ..........................................           --           95,000
     6 3/4% Notes due November 15, 2005 ...................................       200 ,000           --

     Special-Purpose Project Debt
     ----------------------------

     The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects ...............

     Collateralized note payable, interest
       varies based on one of several money
       market rates (1995 year-end rate
       6.4%), due semiannually through
       July 30, 2006 ......................................................         56,887         59,640
     Floating/Fixed Rate Resource Recovery
       Revenue Bonds, interest varies based
       on tax-exempt money market rates (1995
       year-end rate 5.3%), due semiannually
       August 1, 1997 through February 1, 2010 ............................         45,448         45,448
     Collateralized note payable, interest varies
       based on one of several money market
       rates (1995 year-end rate 7.47%), due
       semiannually through February 1, 1996 ..............................          3,104          7,340
     Solid Waste Disposal and Resource Recovery
       System Revenue Bonds, interest 7.125% to
       7.5%, due annually December 1, 1999
       through December 1, 2010 ...........................................        120,150        120,150
     Resource Recovery Revenue Bonds, interest
       7.9% to 10%, due annually December 15,
       1996 through 2012 ..................................................         73,505         75,805



     Other
     -----

       Bank loans, interest 9.2% ..........................................          3,982          4,446
       Other ..............................................................        19 ,976          3,373
                                                                                  --------       --------
                                                                                   589,052        499,202
       Less, Current portion ..............................................        34 ,648         32,565
                                                                                  --------       --------
                                                                                  $554,404       $466,637
                                                                                  ========       ========




                                                                  37 (continued)

  Principal payments are payable in annual installments of:

    1997 ....................................................     $  38,867
    1998 ....................................................        35,740
    1999 ....................................................        34,522
    2000 ....................................................        26,239
    2001 ....................................................        25,351
    Balance due in installments
       through 2012 .........................................       393,685
                                                                  ---------
                                                                  $ 554,404
                                                                  =========


     CORPORATE DEBT - During 1995, the Corporation sold $200,000 notes in the public market which bear interest at a fixed rate of 6 3/4% per annum, payable semiannually, and mature November 15, 2005. The Notes have been rated BBB and Baa2 by Standard and Poor's and Moody's, respectively, and were issued under an indenture between the Corporation and Harris Trust and Savings Bank. The Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The Notes will constitute senior unsecured indebtedness of the Corporation and will rank on a parity with the Corporation's other senior unsecured indebtedness.

     In conjunction with the 8.58% unsecured promissory notes, the Corporation entered into interest rate swap agreements under which it pays to the counterparties interest at a variable rate based on the London Interbank Offered Rate (LIBOR) on the current notional principal of $66,000 and the counterparties pay the Corporation interest at 7.165% (average) on the notional principal. The notional principal of the swap amortizes through September 30, 1998. Amounts receivable under the swap agreements are reflected as a reduction of interest expense.

     The Corporation has entered into a four-year revolving credit agreement ($300,000) and a 364-day revolving credit agreement ($100,000) (the "Revolving Credit Agreements") with a group of banks. The loans are for general corporate purposes. The maturity dates of the Revolving Credit Agreements are renewed each year subject to the approval of the Corporation and the banks. At year-end 1995, the Corporation had $400,000 available under the Revolving Credit Agreements. The Corporation pays to the banks a facility fee on the total facility.

     The Note Agreement, pursuant to which the 8.58% unsecured promissory notes were issued, and the Revolving Credit Agreement require the maintenance of a maximum Consolidated Leverage Ratio of .50 to 1 and a minimum Consolidated Fixed Charge Coverage Ratio of 2.50 to 1. At December 29, 1995, these ratios were .37 to 1 and 2.83 to 1, respectively.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

    SPECIAL-PURPOSE SUBSIDIARY PROJECT DEBT - Special-Purpose Subsidiary Project Debt represents debt incurred to finance the construction of cogeneration facilities or waste-to-energy projects. The notes and/or bonds are collateralized by the assets of each project.

    COGENERATION PROJECTS - The note payable for $56,887 represents a loan under a bank credit facility to a limited partnership whose general partner is a Special-Purpose Project Subsidiary. The limited partnership entered into an interest rate swap agreement which fixed the interest rate on $62,000 of the original principal amount of the debt. Under this agreement, the limited partnership pays to the counterparties interest at 8.85% on the current notional principal and the counterparties pay to the limited partnership interest at a variable rate based on LIBOR on the notional principal. The notional principal of the swap amortizes through July 30, 1999 and at December 29, 1995 was $30,326.

    The Floating/Fixed Rate Resource Recovery Revenue Bonds in the amount of $45,448 were issued in a total amount of $45,450 and the collateralized note in the amount of $3,104 represents a loan under a bank credit facility. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.

    WASTE-TO-ENERGY PROJECTS - The Solid Waste Disposal and Resource Recovery System Revenue Bonds totaling $120,150 were issued in a total amount of $133,500. The bonds are collateralized by a pledge of certain revenues and assets of the project.

    The Resource Recovery Revenue Bonds of $73,505 were issued in a total amount of $86,780. The bonds are collateralized by a pledge of certain revenues and assets of the project.

9.     RESEARCH AND DEVELOPMENT

       For the years 1995, 1994 and 1993, approximately $11,100, $9,800 and $8,300, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $25,900, $38,200 and $40,900, respectively, were spent on customer-sponsored research activities which were paid by customers of the Corporation.

10.    INCOME TAXES

       The components of earnings before income taxes for the years 1995, 1994 and 1993 were taxed under the following jurisdictions:

                                                          1995            1994             1993
                                                       ---------       ----------       ----------
     Domestic   . . . . . . . . . . . . . . .          $   2,775       $   19,955       $   25,602
     Foreign  . . . . . . . . . . . . . . . .             66,888           86,912           71,216
                                                       ---------       ----------       ----------
     Total  . . . . . . . . . . . . . . . . .          $  69,663       $  106,867       $  96 ,818
                                                       =========       ==========       ==========
  The provision for income taxes on those
  earnings was as follows:
  Current tax expense:
     Domestic   . . . . . . . . . . . . . . .          $   6,306       $    2,931       $   10,735
     Foreign  . . . . . . . . . . . . . . . .             17,883           36,739           27,047
                                                       ---------       ----------       ----------
     Total current  . . . . . . . . . . . . .             24,189           39,670           37,782
                                                       ---------       ----------       ----------
  Deferred tax expense/(benefit):
     Domestic   . . . . . . . . . . . . . . .              5,508            5,423           (9,886)
     Foreign  . . . . . . . . . . . . . . . .             11,432           (6,600)          (4,966)
                                                       ---------       ----------       ----------
     Total deferred   . . . . . . . . . . . .             16,940           (1,177)        (14 ,852)
                                                       ---------       ----------       ----------
     Investment tax credit recapture  . . . .              -               -                2 ,009
     Utilization of operating loss
     carryforwards  . . . . . . . . . . . . .              -               2 ,964           14,175
                                                       ---------       ----------       ----------
                                                           -               2 ,964           16,184
                                                       ---------       ----------       ----------
  Total provision for income taxes  . . . . .          $  41,129       $   41,457       $   39,114
                                                       =========       ==========       ==========





                                                                  38 (continued)

  Deferred tax liabilities (assets) consist of the following:

                                                                           1995             1994
                                                                        ----------       ---------
  Difference between book and
     tax depreciation   . . . . . . . . . . . . . . . .                 $   85,739       $  71,907
  Pension assets  . . . . . . . . . . . . . . . . . . .                     33,762          30,685
  Capital lease transactions  . . . . . . . . . . . . .                     12,451          12,652
  Revenue recognition . . . . . . . . . . . . . . . . .                     19,146          15,814
  Other     . . . . . . . . . . . . . . . . . . . . . .                      4,397           4,933
                                                                        ----------       ---------
  Gross deferred tax liabilities  . . . . . . . . . . .                    155,495         135,991
                                                                        ----------       ---------
  Current taxability of estimated
     costs to complete long-term
     contracts  . . . . . . . . . . . . . . . . . . . .                    (12,989)        (23,768)
  Reorganization costs  . . . . . . . . . . . . . . . .                    (18,120)           -
  Income currently taxable deferred
     for financial reporting  . . . . . . . . . . . . .                     (7,059)         (7,380)
  Expenses not currently deductible
     for tax purposes   . . . . . . . . . . . . . . . .                    (21,690)        (22,104)
  Investment tax credit carryforwards . . . . . . . . .                    (30,251)        (28,600)
  Postretirement benefits other
     than pensions  . . . . . . . . . . . . . . . . . .                    (65,919)        (55,112)
  Minimum tax credits . . . . . . . . . . . . . . . . .                     (6,605)         (6,710)
  Foreign tax credits . . . . . . . . . . . . . . . . .                    (21,400)        (21,400)
  Other     . . . . . . . . . . . . . . . . . . . . . .                     (1,071)         (2,966)
  Valuation allowance . . . . . . . . . . . . . . . . .                     20,000           5,500
                                                                        ----------       ---------
  Net deferred tax assets . . . . . . . . . . . . . . .                   (165,104)       (162,540)
                                                                        ----------       ---------
                                                                        $   (9,609)      $ (26,549)
                                                                        ==========       =========


     The domestic investment tax credit carryforwards, if not used, will expire in the years 2002 through 2007. Foreign tax credits carryforwards, if not used, will expire in the years 1996 through 2000. As reflected above, the Corporation has recorded various deferred tax assets. Realization is dependent on generating sufficient taxable income prior to the expiration of the various credits. The valuation allowance was increased by $14,500 as a result of the 1995 provision for reorganization costs. Such provision has resulted in additional deferred tax assets for financial reporting purposes, thereby making it less likely that a portion of the tax credits will be utilized. Although realization is not assured, management believes that it is more likely than not that all of the deferred tax assets (after consideration of the valuation allowance) will be realized. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed.

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

                                                              1995        1994        1993
                                                              ----        ----        ----
  Tax at U.S. statutory rate  . . . . . . . . . .             35.0%       35.0%       35.0%
  State income taxes, net of
     Federal income tax benefit   . . . . . . . .              4.4         1.2         1.3
  Increase in valuation allowance . . . . . . . .             20.8         -           -

  Nondeductible goodwill write-off  . . . . . . .              -           -           2.5
  Investment tax credit recapture . . . . . . . .              -           -           2.1
  Other     . . . . . . . . . . . . . . . . . . .             (1.2)        2.6         (.5)
                                                              ----         ---         ---
                                                              59.0%       38.8%       40.4%
                                                              ====        ====        ====

11.  LEASES

     The Corporation entered into a sale/leaseback of the 600-ton-per-day waste-to-energy plant in Charleston, South Carolina, in 1989. The terms of the agreement are to lease back the plant under a long-term operating lease for 25 years. In 1994, the Corporation entered into a lease agreement for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which is scheduled to go into operation in 1997 (see Note 13). The terms of the agreement are to lease the facility under a long-term operating lease for 32 years. Recourse under these lease agreements is primarily limited to the assets of the special-purpose entities. The lease expense for the years 1993 through 1995 totaled $9,300 annually.

     The minimum lease payments under these long-term noncancelable operating leases are as follows:

           1996   . . . . . . . . . . . . . . .            $   9,144
           1997   . . . . . . . . . . . . . . .               87,596
           1998   . . . . . . . . . . . . . . .               37,654
           1999   . . . . . . . . . . . . . . .               38,128
           2000   . . . . . . . . . . . . . . .               38,563
           Thereafter   . . . . . . . . . . . .              704,097
                                                           ---------
           Total  . . . . . . . . . . . . . . .            $ 915,182
                                                           =========


     The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $26,000 in 1995, $20,600 in 1994 and $19,500 in 1993. Future
minimum rental commitments on noncancelable leases are as follows: 1996 - $24,300; 1997 - $19,700; 1998 - $16,900; 1999 - $14,800; 2000 - $12,100; and an
aggregate of $27,100 thereafter.


                                                                  39 (continued)

12.      QUARTERLY FINANCIAL DATA (Unaudited)

                                                                               Three Months Ended
                                                     ------------------------------------------------------------------------
              1995                                      March 31           June 30           Sept. 29            Dec. 29
              ----                                      --------           -------           --------            -------

              Operating revenues ..................  $    635,993       $    678,733       $    779,938       $    947,513
              Gross earnings from operations ......        89,766             90,904             96,870            122,347
              Net earnings/(loss) .................        17,880             18,890             17,210            (25,446)(a)
              Earnings/(loss) per share (b) .......           .50                .53                .48               (.67)(a)
              Cash dividends per share ............          .185               .195               .195               .195

              Stock prices:
                 High .............................         34.50             37.625              39.50              43.50
                 Low ..............................        29.375             31.625             33.375             34.625


              1994                                      April 1           July 1             Sept. 30           Dec. 30
              ----                                      -------           ------             --------           -------

              Operating revenues ..................  $    469,645       $    571,247       $    533,599       $    659,950
              Gross earnings from operations ......        77,119             77,247             75,033             95,149
              Net earnings ........................        15,403             16,659             14,684             18,664

              Earnings per share (b) ..............           .43                .47                .41                .52
              Cash dividends per share ............          .165               .185               .185               .185

              Stock prices:
                 High .............................         45.00             45.125              42.00             37.125
                 Low ..............................         32.50              35.00             33.875             26.625


     (a) Includes a provision for reorganization costs of $46,500, net of income taxes ($1.28 per share) See Note 18.

     (b) Based on weighted average number of shares outstanding in each quarter.


13.      LITIGATION AND UNCERTAINTIES

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

    The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States and Canada, in which plaintiffs claim damages for personal injury or property damage alleged to have arisen from the exposure to or use of asbestos. At December 29, 1995, there were

NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

approximately 77,700 (1994-57,000) suits pending. Approximately 39,000 new claims were filed in fiscal 1995 and settlement costs not covered by the Corporation's insurance carriers were immaterial. The Corporation has agreements with insurance carriers covering a substantial portion of potential costs relating to pending claims. During the three-year period ended December 29, 1995, the Corporation tried, settled or summarily disposed of approximately 40,000 (1995-18,300) asbestos-related claims. Approximately $66,000, substantially all of which was reimbursed or will be reimbursed, was spent on asbestos litigation defense and case resolution during the three-year period (1993-$21,000; 1994-$24,000; 1995-$21,000). The Corporation has recorded, with respect to asbestos litigation for the years 1994 and 1995, an asset relating to probable insurance recoveries of approximately $77,000 and $83,500, respectively, and a liability relating to probable losses of approximately $78,000 and $87,000, respectively. These assets and liabilities were estimated based on historical data, developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation.

    The Corporation is in the process of constructing a recycling and waste-to-energy project for the Village of Robbins, Illinois. The Corporation will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the present Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it will receive electricity revenues projected to be substantially higher than the utility's "avoided cost." The utility is entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State will be reimbursed by the facility for the tax credit beginning after the 20th year following initial sale of electricity to the utility. The State is currently considering repealing the Retail Rate Law. If the Law is repealed and the project is not granted "grandfathered" status, there may be a significant adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions applied over the operating life of the facility, Management of the Corporation believes that should such a repeal occur, the financial impact on the operating results of the project will not result in a material, adverse effect on the financial position of the Corporation.

14. STOCK OPTION PLANS

     The Corporation has two fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Corporation's two stock option plans been determined based on the fair value at the grant date for awards in 1995 consistent with the provisions of SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1995

         Net earnings - as reported                      $ 28,534
                                                         ========
         Net earnings - pro forma                        $ 24,434
                                                         ========

         Earnings per share - as reported                $0.79
                                                         =====
         Earnings per share - pro forma                  $0.67
                                                         =====

    The assumption regarding the stock options issued to executives in 1995 was that 100% of such options vested in 1995, rather than 1/3 as required by the Plan, since 1/3 of 1993 and 1994 would have vested in 1995.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995: dividend yield of 2.21%; expected volatility of 0.3720%; risk-free interest rate of 7.68%; and expected lives of
7.5 years.

                                                                  40 (continued)

    Under the plan approved by the stockholders in April 1995, the total number of shares of common stock that may be granted is 1,500,000. In April 1990, the stockholders approved a Stock Option Plan for Directors of the Corporation. This plan authorizes the granting of options on 150,000 shares of common stock to directors who are not employees of the Corporation, who will automatically receive an option to acquire 2,000 shares each year.

    These plans provide that shares granted come from the Corporation's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option will be exercisable after ten years from the date granted. Under the Executive Compensation Plan, the long-term incentive segment provides for stock options to be issued. Participants may exercise approximately one-third of the stock option shares after the end of each year of the cycle.

    Information regarding these option plans for 1995, 1994 and 1993 is as follows:

                                                                     1995                   1994            1993
                                                         -----------------------------      ----            ----
                                                                            Weighted-
                                                                             Average
                                                                             Exercise
                                                          Shares              Price        Shares          Shares
                                                          ------              -----        ------          ------
    Options outstanding,
       beginning of year  . . . . . . . . . . .          546,462             $28.12        493,810         417,596
    Options exercised . . . . . . . . . . . . .          (45,817)             13.49       (125,682)        (50,786)
    Options granted . . . . . . . . . . . . . .          490,700              30.10        178,334         127,000
    Options outstanding, end of year  . . . . .          991,345             $29.78        546,462         493,810
                                                         =======                         =========        ========
    Option price range at end of year                   $14 .50 to                       $12.25 to        $12.25 to
                                                        $40.0625                         $40.0625         $28.75
    Option price range for

       exercised shares . . . . . . . . . . . .         $12 .25 to                       $12.25 to        $12.25 to
                                                        $13.6875                         $28.75           $22.0625
    Options available for grant

       at end of year . . . . . . . . . . . . .         1,543,000                         539,578        717,912
                                                        =========                        =========        ========
    Weighted-average fair value of options,

       granted during the year  . . . . . . . .            $13.12

The following table summarizes information about fixed-price stock options outstanding at December 29, 1995:

                                       Options Outstanding                         Options Exercisable
                          ----------------------------------------------------  ----------------------------


                                           Weighted-

                          Number           Average              Weighted-       Number        Weighted-
 Range of                 Outstanding      Remaining            Average         Exercisable   Average
 Exercise Prices          at 12/29/95      Contractual Life     Exercise Price  at 12/29/95   Exercise Price
 ---------------          -----------      ----------------     --------------  -----------   --------------

14.50                        9,158           4 years               14.50          9,158          14.50
21.3125 to 22.125           33,986           5 years               21.50         33,986          21.50
22.0625 to 28.6875          61,500           6 years               23.03         61,500          23.03
26.9375 to 27.4375          98,000           7 years               27.35         98,000          27.35
27.4375 to 28.75           119,667           8 years               28.55         85,778          28.47
32.9375 to 40.0625         178,334           9 years               35.73         72,778          36.53
29.75 to 35.25             490,700          10 years               30.10             --             --
                           -------                                               ------


14.50 to 40.0625           991,345                                              361,200
                           =======                                              =======


                                                                  41 (continued)

15.   PREFERRED SHARE PURCHASE RIGHTS

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

   In the event the Corporation is involved in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring Corporation's common stock having a market value at that time of twice the Right's exercise price.

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values:

   CASH AND SHORT-TERM INVESTMENTS - All investments are considered available for sale and the carrying amount approximates fair value because of the short maturity of these instruments.

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

     FOREIGN CURRENCY CONTRACTS AND INTEREST RATE SWAPS - The fair values of these financial instruments (used for hedging purposes) are estimated by obtaining quotes from brokers. The Corporation is exposed to market risks from changes in interest rates and fluctuations in foreign exchange rates. Financial instruments are utilized by the Corporation to reduce these risks. The Corporation does not hold or issue financial instruments for trading purposes. The Corporation is exposed to credit loss in the event of nonperformance by the counterparties. All of these financial instruments are with significant financial institutions that are primarily rated A (S&P) or better (see Notes 1 and 8).

NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    CARRYING AMOUNTS AND FAIR VALUES - The estimated fair values of the Corporation's financial instruments are as follows:

                                                            1995                          1994
                                                   -------------------          ---------------------
                                                   Carrying      Fair           Carrying        Fair
                                                   Amount        Value          Amount          Value
                                                   ------        -----          ------          -----
    Nonderivatives:
    Cash and short-term
      investments   . . . . . . . . . . . .        $279,984      $279,984       $354,362        $354,362
    Long-term investments for which it is:
      Practicable to estimate fair value  .             700         1,200            700           1,500
      Not practicable   . . . . . . . . . .           3,450                        4,500
    Long-term debt  . . . . . . . . . . . .        (589,052)    (595,000)       (499,202)       (495,000)

    Derivatives:
`   Foreign currency contracts  . . . . . .        (17,700)      (17,700)         (3,400)         (3,400)
    Interest rate swaps . . . . . . . . . .             --           200              --          (2,000)

    It is not practicable to estimate the fair value of an investment representing the preferred stock of a public Corporation because this stock is not traded; that investment is carried at its original cost of $3,450 in the consolidated balance sheet. At the end of September 1995 (latest available financial statements of this public Corporation), the total assets reported were $113,384 and the stockholders' equity was $59,986. Revenues were $107,198 and net income was $18,054 for nine months.

    In the ordinary course of business, the Corporation is contingently liable for performance under letters of credit totaling approximately $139,000 and $132,000 at December 29, 1995 and December 30, 1994, respectively. In the Corporation's past experience, virtually no claims have been made against these financial instruments. Management of the Corporation does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and therefore, is of the opinion that the fair value of these instruments is zero. As of December 29, 1995, the Corporation had $312,000 of forward exchange contracts outstanding. These forward exchange contracts mature between 1996 and 1997. Approximately 36% of these contracts require a domestic subsidiary to sell Japanese yen and receive U.S. dollars. The remaining contracts have been established by various international subsidiaries to sell a variety of currencies and either receive their respective functional currencies or other currencies for which they have payment obligations to third parties.

    Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Corporation places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base, and their dispersion across different business and geographic areas. As of December 29, 1995 and December 30, 1994, the Corporation had no significant concentrations of credit risk. The Corporation has issued third party off-balance sheet financial guarantees totaling approximately $20,000.


                                                                  42 (continued)

17.   OTHER LONG-TERM ASSETS AND LIABILITIES

    The long-term assets and liabilities consist of the following:

                                                                                    1995              1994
                                                                                    ----              ----
    Deferred charges and prepaid pension cost:
      Prepaid pension cost                                                       $ 96,880           $ 96,008
      Cash surrender value of life insurance                                       59,803             53,811
      Prepaid rent                                                                 30,464             28,036
      Insurance recovery - asbestos                                                83,500             77,000
      Other                                                                        37,722             34,262
                                                                                 --------           --------
                                                                                 $308,369           $289,117
                                                                                 ========           ========

    Other long-term liabilities, deferred credits and
      postretirement benefits other than pensions:
      Postretirement benefit liability                                           $152,390           $152,405
      Accrued dismissal indemnity                                                  25,740             22,438
      Long-term deferred income                                                    20,213             20,937
      Accrued probable loss - asbestos                                             87,000             78,000
      Other                                                                        34,640             22,849
                                                                                 --------           --------
                                                                                 $319,983           $296,629
                                                                                 ========           ========

18.   PROVISION FOR REORGANIZATION COSTS

      In connection with the acquisition of Pyropower, the Corporation recorded a one-time pretax reorganization provision in the fourth quarter of 1995 of $50,120. This provision related to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. The reorganization plan, when fully complete, will result in substantial cost savings and is expected to improve the competitive position of the Energy Equipment Group. This reorganization plan included a rationalization of manufacturing capacity and the reduction of approximately 630 salaried and hourly personnel. The provision for reorganization costs includes the following items:

      Nature of Costs                             United States    Canada        Total
      ---------------                             -------------    ------        -----
    Write-off of excess buildings and
    equipment due to the rationalization of
    production capacity                               $ 3,125      $ 7,077      $10,202

    Employee severance cost and related benefits        6,950        9,977       16,927

    Asset write-downs (including stranded
    inventory) and provisions related to
    discontinuance of certain product lines
    (including incremental costs on certain
    completed contracts)                               13,164        6,176       19,340

    Other, including the write-off of
    accumulated translation adjustment
    for curtailed operations                            1,500        2,151        3,651
                                                      -------      -------      -------

    Total pretax provision                            $24,739      $25,381      $50,120
                                                      =======      =======      =======

    Approximately 50% of the above provision is expected to have a cash impact. As of year-end, the majority of the liability remains to be paid. The spending is expected to be substantially completed by the end of 1996.

19.   BUSINESS SEGMENTS - DATA

    The business of the Corporation and its subsidiaries falls within three business groups. The ENGINEERING AND CONSTRUCTION GROUP that designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure, including power generation and distribution facilities, production terminals, pollution control equipment and water treatment facilities and process plants for the production of fine chemicals, pharmaceuticals, dyestuffs, fragrances, flavors, food additives and vitamins. Also, the E&C Group provides a broad range of environmental remediation services, together with related technical, design and regulatory services. The ENERGY EQUIPMENT GROUP designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial markets worldwide. Steam generating equipment includes a full range of fluidized bed and conventional boilers firing coal, oil, gas, biomass and other municipal solid waste, waste wood and low-Btu gases. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment and low-NOx burners. Site services related to these products encompass plant erection, maintenance engineering, plant upgrading and life extension, and plant repowering. In addition, this Group provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. The Energy Equipment Group also provides proprietary solutions and systems for many separation applications and manufactures highly-engineered chemical separations equipment for the petroleum refining, petrochemical, chemical and gas processing industries. The POWER SYSTEMS GROUP designs, engineers, manufactures and constructs to build, own or lease, and operate cogeneration, independent power production and resource recovery facilities and facilities for the process and petrochemical industries.

    The Corporation conducts its business on a global basis. The E&C Group accounted for the largest portion of the Corporation's revenues and operating income over the last ten years. In 1995, the Group accounted for approximately 70% of the operating revenues. The geographic dispersion of these operating revenues was as follows: 34% North America, 23% Asia, 19% Europe, 15% Middle East and 9% other. The Energy Equipment Group accounted for 25% of the operating revenues of the Corporation. The geographic dispersion of these operating revenues was as follows: 49% North America, 32% Asia, 15% Europe and 4% other. The Power Systems Group accounted for 5% of the Corporation's 1995 operating revenues.

    Earnings of segments represent revenues less expenses attributable to that group or geographic area where the operating units are located. Revenues between business segments are immaterial and are netted against the revenues of the respective segments.

    Export revenues and intercompany revenues are not significant. No single customer represents 10% or more of total revenues.

    Identifiable assets by group are those assets that are directly related to and support the operations of each group. Corporate assets are principally cash, investments and real estate.

    Financial information with respect to business segments and geographic data for the years 1995, 1994 and 1993 is on pages 22 and 23 (unaudited as to unfilled orders and new orders booked).