Form 10-K, Exhibit 13
period 1996-12-27
FOSTER WHEELER CORP
filed 1997-03-21
CIK 38321

                                                                      EXHIBIT 13

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

FINANCIAL SECTION
COMPARATIVE FINANCIAL STATISTICS.....................................       25
MANAGEMENT'S DISCUSSION AND ANALYSIS.................................    26-32
CONSOLIDATED BALANCE SHEET...........................................       33
CONSOLIDATED STATEMENT OF EARNINGS...................................       34
REPORT OF INDEPENDENT ACCOUNTANTS....................................       34
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY............       35
CONSOLIDATED STATEMENT OF CASH FLOWS.................................       36
NOTES TO FINANCIAL STATEMENTS........................................    37-47



COMPARATIVE FINANCIAL STATISTICS
--------------------------------------------------------------------------------------------------------------------------------
(In Thousands, Except per Share Amounts)

                                                     1996             1995            1994           1993            1992
                                                     ----             ----            ----           ----            ----
Unfilled orders, end of period ................  $7,135,413       $6,473,990       $5,135,452     $3,884,114     $ 3,806,757
Revenues ......................................   4,040,611        3,081,930        2,271,123      2,654,505       2,529,464
Provision for special charges .................      24,000           50,120             --             --              --
Earnings before income taxes and
     accounting change ........................     126,866(3)        69,663(2)       106,867         96,818          67,825
Provision for income taxes ....................      44,626           41,129           41,457         39,114          22,321
Earnings before accounting change .............      82,240           28,534           65,410         57,704          45,504
Effect of accounting change ...................        --               --               --             --           (91,259)(1)
Net earnings/(loss) ...........................      82,240           28,534           65,410         57,704         (45,755)
Earnings per share *
     Earnings before accounting change ........  $     2.03       $      .79       $     1.83     $     1.62     $      1.28
     Effect of change in accounting principle .        --               --               --             --             (2.57)(1)
                                                 ----------       ----------       ----------     ----------     -----------
     Net earnings/(loss) ......................  $     2.03       $      .79       $     1.83     $     1.62     $     (1.29)
                                                 ==========       ==========       ==========     ==========     ===========
Weighted average number of shares of common
  stock outstanding ...........................      40,592           36,322           35,788         35,656          35,596
Current assets ................................  $1,762,448       $1,468,973       $1,112,709     $  983,454     $   924,886
Current liabilities ...........................   1,441,894        1,270,276          890,579        778,989         721,018
Working capital ...............................     320,554          198,697          222,130        204,465         203,868
Land, buildings and equipment (net) ...........     724,779          644,812          566,156        567,216         595,946
Total assets ..................................   3,510,334        2,975,809        2,140,334      1,806,201       1,763,264
Bank loans ....................................      52,278           86,869           77,350         59,725          54,929
Long-term borrowings (including current
  installments):
     Corporate and other debt .................     441,399          289,958          190,819        118,961         123,141
     Project debt .............................     387,644          299,094          308,383        310,303         316,437
Net assets owned ..............................     688,958          625,867          456,494        400,176         387,297
Net assets owned per common share of stock ....  $    16.95       $    15.46       $    12.75     $    11.21     $     10.87
Rate of return on net assets ..................        13.1%             6.3%            16.3%          14.9%           (9.1)%
Cash dividends per share of common stock ......  $      .81       $      .77       $      .72     $     .645     $      .585



* Computed on the weighted average number of shares of common stock outstanding.

(1) Relates to effect of change in accounting principle for postretirement benefits other than pensions.

(2)      Includes in 1995 a provision of $50,120 for reorganization costs.

(3)      Includes in 1996 a provision of $24,000 for asbestos claims.

MANAGEMENT'S DISCUSSION
AND ANALYSIS


RESULTS OF OPERATIONS

BUSINESS GROUPS (See Note 18 to Financial Statements.)
(In Millions of Dollars)

                                                                                                         Corporate
                                                           Engineering                                   and
                                                           and            Energy             Power       Financial
                                               Total       Construction   Equipment          Systems     Services(1)
                                               -----       ------------   ---------          -------     ------------

1996
----
Unfilled orders...........................    7,135.4      4,958.2       1,763.4              384.9          28.9
New orders booked.........................    5,570.3      3,568.4       1,787.7              209.3           4.9
Revenues..................................    4,040.6      2,580.9       1,309.4              158.9          (8.6)
Interest expense (2)......................       54.9          3.1          15.5               23.3          13.0
Earnings before provision for special
    charges and income taxes..............      150.9         92.0          79.2               27.3         (47.6)
Earnings before income taxes..............      126.9         92.0          79.2               27.3         (71.6)(4)
Identifiable assets.......................    3,510.3      1,165.0       1,130.2              730.3         484.8
Capital expenditures......................      158.5         36.7          18.1               96.8           6.9
Depreciation..............................       54.3         19.2          19.0               12.4           3.7


1995
----
Unfilled orders...........................    6,474.0      4,566.6       1,651.6              227.0          28.8
New orders booked.........................    4,071.4      2,927.7       1,000.5              138.4           4.8
Revenues..................................    3,081.9      2,146.2         774.5              157.2           4.0
Interest expense (2)......................       49.0          2.8           8.1               24.5          13.6
Earnings before provision for special
    charges and income taxes..............      119.8         84.4          51.2               29.3         (45.1)
Earnings before income taxes..............       69.7         84.4           1.1(3)            29.3         (45.1)
Identifiable assets.......................    2,975.8      1,022.3         923.6              583.1         446.8
Capital expenditures......................       59.4         23.0          18.9               14.0           3.5
Depreciation..............................       51.7         16.6          13.6               17.6           3.9


1994
----
Unfilled orders...........................    5,135.5      3,798.2       1,037.9              257.9          41.5
New orders booked.........................    3,091.0      2,138.6         759.6              188.7           4.1
Revenues..................................    2,271.1      1,569.4         537.5              149.1          15.1
Interest expense (2)......................       35.0          0.8           2.8               24.0           7.4
Earnings before income taxes..............      106.9         73.7          55.2               18.1         (40.1)
Identifiable assets.......................    2,140.3        878.4         454.1              537.7         270.1
Capital expenditures......................       38.5         14.5          10.1                9.1           4.8
Depreciation..............................       43.7         14.1           8.6               17.4           3.6

GEOGRAPHIC AREAS (See Note 18 to Financial Statements.)
(In Millions of Dollars)

                                                                                                                    Corporate
                                                                                                                    and
                                                               United                                               Financial
                                              Total            States         Europe              Canada            Services (1)
                                              -----            ------         ------              ------            ------------

1996
----
Unfilled orders..........................    7,135.4           3,377.0        3,677.7               51.8               28.9
New orders booked........................    5,570.3           2,468.2        2,998.2               99.0                4.9
Revenues.................................    4,040.6           1,671.9        2,301.7               75.6               (8.6)
Interest expense (2).....................       54.9              36.2            4.3                1.4               13.0
Earnings before provision for special
    charges and income taxes.............      150.9              60.4          128.8                9.3              (47.6)
Earnings before income taxes.............      126.9              60.4          128.8                9.3              (71.6)(4)
Identifiable assets......................    3,510.3           1,730.0        1,247.7               47.8              484.8


1995
----
Unfilled orders..........................    6,474.0           3,098.3        3,318.3               28.6               28.8
New orders booked........................    4,071.4           1,832.9        2,167.6               66.1                4.8
Revenues.................................    3,081.9           1,520.9        1,491.2               65.8                4.0
Interest expense (2).....................       49.0              31.3            2.5                1.6               13.6
Earnings before provision for special
    charges and income taxes.............      119.8              72.6           92.9               (0.6)             (45.1)
Earnings before income taxes.............       69.7              47.9(3)        92.9              (26.0)(3)          (45.1)
Identifiable assets......................    2,975.8           1,444.5        1,032.6               51.9              446.8


1994
----
Unfilled orders..........................    5,135.5           2,790.7        2,229.5               73.8               41.5
New orders booked........................    3,091.0           1,101.0        1,870.3              115.6                4.1
Revenues.................................    2,271.1           1,114.1        1,053.4               88.5               15.1
Interest expense (2).....................       35.0              25.4            1.3                0.9                7.4
Earnings before income taxes.............      106.9              60.1           83.0                3.9              (40.1)
Identifiable assets......................    2,140.3           1,082.3          718.8               69.1              270.1


(1) Includes general corporate income and expense, and the Corporation's captive insurance operation.

(2) Includes intercompany interest charged by Corporate to the business groups on outstanding borrowings.

(3) Includes in 1995 a provision of $50.1 for reorganization costs. Geographic allocation: United States - $24.7; Canada - $25.4.

(4)      Includes in 1996 a provision of $24.0 for asbestos claims.



Unaudited as to unfilled orders and new orders booked.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

     This Management's Discussion and Analysis of Financial Condition and other sections of this Annual Report contain forward-looking statements that are based on management's assumptions, expectations and projections about the various industries within which the Corporation operates. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power and environmental industries, changes in regulatory environment, changes in project schedules, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, protection and validity of patents and other intellectual property rights and increasing competition by foreign and domestic companies.

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.


THREE YEARS ENDED DECEMBER 27, 1996

GENERAL

     The Corporation's consolidated backlog at the end of fiscal 1996 was $7,135.4 million, an increase of $661.4 million or 10% over the amount reported for the end of fiscal 1995 of $6,474.0 million, which in turn represented an increase of 26% from a backlog at the end of fiscal 1994 of $5,135.5 million. The dollar amount of backlog is not necessarily indicative of the future earnings of the Corporation related to the performance of such work. Although backlog represents only business which is considered firm, there can be no assurance that cancellations or scope adjustments will not occur. Due to additional factors outside of the Corporation's control, such as changes in project schedules, the Corporation cannot predict with certainty the portion of backlog not to be performed. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scopes and costs. The net reduction in backlog from project adjustments and cancellations for fiscal 1996 was $966.2 million, compared with $249.3 million in fiscal 1995 and $385.2 million in fiscal 1994. Furthermore, the Corporation's future award prospects include several large-scale international projects and, because the large size and uncertain timing of these projects can create variability in the Corporation's contract awards, future award trends are difficult to predict with certainty.

     New orders awarded for fiscal 1996 ($5,570.3 million) were 37% higher than new orders awarded in fiscal 1995 ($4,071.4 million), which were 32% higher than new orders awarded in fiscal 1994 ($3,091.0 million). A total of 56% of new orders in fiscal 1996 was for projects awarded to the Corporation's subsidiaries located outside of the United States as compared to 55% in fiscal 1995 and 64% in fiscal 1994. Key geographic regions outside of the United States contributing to new orders awarded in fiscal 1996 were Europe, China, Southeast Asia and the Middle East.

     Operating revenues increased in fiscal 1996 by 32% or $963.3 million compared to fiscal 1995, to $4,005.5 million from $3,042.2 million, which in turn represented a 36% or $807.8 million increase as compared to fiscal 1994 of $2,234.4 million.

     Gross earnings from operations, which are equal to operating revenues minus the cost of operating revenues ("gross earnings"), increased $94.6 million or 24% in fiscal 1996 as compared to fiscal 1995, to $494.5 million from $399.9 million, which was an increase of approximately 23% over gross earnings for fiscal 1994.


(28 continued)

     Selling, general and administrative expenses increased $46.5 million in fiscal 1996 as compared to fiscal 1995, to $296.9 million from $250.4 million, which in turn represented an increase from expenses reported in fiscal 1994 of $203.4 million. General and administrative expenses increased by $18.5 million in fiscal 1996 and selling expenses increased by $23.7 million, principally as a result of increased costs related to the acquisitions of Enserch Environmental Corporation ("Enserch") in September 1994 and the power-generation business of
A. Ahlstrom Corporation ("Pyropower") effective September 30, 1995.

     Other income in fiscal 1996 as compared to fiscal 1995 decreased $4.7 million or 12% to $35.1 million from $39.8 million. Approximately $1.7 million was related to lower interest income. Other income in fiscal 1995 as compared to fiscal 1994 increased $3.1 million or 8% to $39.8 million from $36.7 million.

     Other deductions in fiscal 1996 increased $11.7 million primarily due to increases in interest expense of $5.9 million and amortization of intangibles of $6.3 million. In fiscal 1995, other deductions increased $19.1 million primarily due to increases in interest expense of $14.0 million and amortization of intangibles of $2.4 million.

     In the fourth quarter of 1996, the Corporation recorded a special pretax charge of $24 million with respect to estimated probable payments for asbestos litigation that may not be covered by insurance due to insurers that have become, or may in the future become insolvent. The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries prior to and during the 1970s for which the insolvent insurers provided coverage. In conjunction with outside experts, the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that after recognition of the special charge, insurers will continue to adequately fund the balance of the claims and defense costs relating to current and future asbestos litigation. The Corporation anticipates funding the major portion of this charge over the next five to ten years.

     In connection with the acquisition of Pyropower, the Corporation recorded a pretax provision for reorganization costs in the fourth quarter of 1995 of $50.1 million. This provision relates to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. This reorganization plan included a rationalization of manufacturing capacity and the reduction of approximately 630 salaried and hourly personnel. The provision for reorganization costs included $10.2 million for the write-off of excess buildings and equipment due to the rationalization of production capacity, $16.9 million for employee severance cost and related benefits, $19.3 million for asset write-downs (including stranded inventory) and provisions related to discontinuance of certain product lines (including incremental costs on certain completed contracts) and $3.7 million for other costs (including a write-off of accumulated translation adjustment for curtailed operations). A tax benefit (after valuation allowance increase) of $3.6 million was recognized, resulting in a net provision of $46.5 million. Approximately 50% of the above provision had a cash impact, which was substantially completed at the end of 1996 in accordance with the initial plan.

     The effective tax rate for fiscal 1996 was 35.2% compared to 59.0% in fiscal 1995 and 38.8% in fiscal 1994. The fiscal 1995 effective tax rate differed from the U.S. statutory rate primarily as a result of increasing the deferred tax asset valuation allowance by $14.5 million and an increase in state income taxes. The increase in the valuation allowance resulted from the 1995 provision for reorganization costs. This provision will result in additional deferred tax assets for financial reporting purposes, thereby making it less likely that a portion of the tax credit carryforwards will be utilized. Without the increase in the valuation allowance, the effective tax rate would have been 38.2%.

     Net earnings for 1996 were at a record level of $82.2 million or $2.03 per share, after recording a special after-tax charge for asbestos claims of $15.6 million ($.38 per share). Net earnings excluding the provision for asbestos claims were $97.8 million or $2.41 per share. Net earnings for 1995 were $28.5 million or $.79 per share, which included an after-tax provision for reorganization costs of $46.5 million ($1.28 per share).


ENGINEERING AND CONSTRUCTION GROUP

     The E&C Group's backlog at the end of fiscal 1996 was $4,958.2 million, a 9% increase over backlog of $4,566.6 million at the end of fiscal 1995, which in turn represented a 20% increase from backlog of $3,798.2 million at the end of fiscal 1994. The increase in fiscal 1996 as compared to fiscal 1995 was due to awards of a polysilicon plant in the United States and an LNG plant in Oman. The increase in fiscal 1995 as compared with fiscal 1994 was attributable to major awards received by Foster Wheeler Environmental Corporation and the French subsidiary in 1995. These awards included the engineering, procurement and construction supervision contract for a waste-to-energy plant in Portugal, and two chemical projects in France.

     New orders awarded to the E&C Group increased 22% in fiscal 1996 as compared with fiscal 1995, from $2,927.7 million in fiscal 1995 to $3,568.4 million in fiscal 1996. New orders increased 37% in fiscal 1995 as compared to fiscal 1994 levels of $2,138.6 million. The increase in new orders in fiscal 1995 can be attributed to awards to the environmental company and increased awards in France. The 1996 increase was due primarily to the LNG and polysilicon plants.

     The E&C Group reported a 21% increase in operating revenues in fiscal 1996 as compared to fiscal 1995 from $2,120.2 million to $2,556.1 million, which in turn represented a 37% increase from fiscal 1994 operating revenues of $1,543.3 million. The increase in fiscal 1996 operating revenues as compared to fiscal 1995 was primarily the result of increased activities of the Italian and Spanish subsidiaries. The increase in fiscal 1995 operating revenues as compared to fiscal 1994 was the result of increased activities in the environmental subsidiary in the United States, acquired in late 1994, and the Italian and Spanish subsidiaries.

     The Corporation includes pass-through costs on cost-plus contracts which are customer-reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer. The percentage relationship between pass-through costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including


                                                                  (29 continued)
the mix of business in the years compared. Historically, engineering services revenues have higher margins than either construction or maintenance services. The British, French and Italian subsidiaries had a mix of engineering and construction contracts in fiscal 1994 that required a lower value of material cost to be reimbursed by customers as compared to the mix of contracts in fiscal 1995 and fiscal 1996.

     The E&C Group's gross earnings increased $12.9 million in fiscal 1996 as compared with fiscal 1995 or 7%, to $207.7 million from $194.8 million, which in turn represented an increase of 31% from gross earnings of $148.9 million in fiscal 1994. An increase in fiscal 1996 of $2.4 million as compared to fiscal 1995 and a $29.1 million increase in fiscal 1995 as compared to fiscal 1994 was attributable to the Corporation's environmental service activities. The remaining increases in fiscal 1996 and fiscal 1995 were attributable to the successful completion of several major contracts by subsidiaries in the United Kingdom, Spain and Italy.


ENERGY EQUIPMENT GROUP

     The Energy Equipment Group's backlog was $1,763.4 million at the end of fiscal 1996, representing a 7% increase over backlog of $1,651.6 million at the end of fiscal 1995, which in turn represented a 59% increase over backlog of $1,037.9 million at the end of fiscal 1994. The increase in backlog in fiscal 1996 as compared to fiscal 1995 was mainly attributable to the award of major contracts in China and the Middle East. The increase in backlog in fiscal 1995 as compared to fiscal 1994 was attributable to two primary factors. First, approximately $475 million of this increase was attributable to the acquisition of Pyropower. Second, contracts were awarded to the Spanish subsidiary amounting to $200 million for two 350-MW boiler islands in China and a 130-MW boiler for Chile.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

     New orders awarded to the Energy Equipment Group were $1,787.7 million, $1,000.5 million and $759.6 million in fiscal years 1996, 1995 and 1994, respectively. Of such new orders, $260.7 million, $331.8 million and $202.0 million were related to chemical-separation activities and $1,527.0 million, $668.7 million and $557.6 million were related to power generation for fiscal years 1996, 1995 and 1994, respectively.

     Operating revenues for the Energy Equipment Group increased 70% in fiscal 1996 as compared to fiscal 1995, to $1,294.9 million from $761.9 million, which in turn represented an increase of 44% from fiscal 1994 of $529.5 million.
 These changes in operating revenues for the periods stated resulted primarily from power-generation activities including the acquisition of Pyropower.

     The Energy Equipment Group's gross earnings increased by $76.4 million or 52%, to $222.1 million in fiscal 1996 from $145.7 million in fiscal 1995, which in turn represented a 17% increase from gross earnings in fiscal 1994 of $124.5 million. The increase in fiscal 1996 can be attributed to increased operating revenues as a result of the acquisition of Pyropower in the fourth quarter of 1995. The increase in fiscal 1995 was due to a higher level of operating revenues partially offset by lower gross earnings of the Spanish subsidiary due to completion of a major contract for the supply of two coal-fired steam generators in Mexico.


POWER SYSTEMS GROUP

     The Power Systems Group's operating revenues decreased in fiscal 1996 as compared to fiscal 1995, to $149.6 million from $150.8 million, which in turn represented a 5% increase from fiscal 1994 operating revenues of $143.5 million.

     The Power Systems Group's gross earnings increased $5.2 million in fiscal 1996 as compared with fiscal 1995 to $62.8 million from $57.6 million, which in turn represented an increase of $9.7 million from gross earnings of $47.9 million in fiscal 1994.


RESEARCH AND DEVELOPMENT

     The Corporation is continually engaged in research and development efforts both in performance and analytical services on current projects and in development of new products and processes. During fiscal years 1996, 1995 and 1994, approximately $16.9 million, $11.1 million and $9.8 million, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $29.6 million, $25.9 million and $38.2 million, respectively, were spent on customer-sponsored research activities that were paid for by customers of the Corporation.


FINANCIAL CONDITION

     The Corporation's consolidated financial condition improved during the three-year period ended December 27, 1996. Stockholders' equity at the end of fiscal 1996 was $689.0 million as compared to $625.9 million at the end of fiscal 1995 and $456.5 million at the end of fiscal 1994. In November 1995, the Corporation issued 4,620,000 shares of common stock in a public offering which increased stockholders' equity by $158.3 million. For fiscal 1996, increases from net earnings of $82.2 million and the change in the accumulated translation adjustment of $8.3 million were partially offset by dividends to stockholders of $32.9 million. From the beginning of fiscal 1994 to the end of fiscal 1996, net assets have increased by $288.8 million.




(30 continued)

     For the fiscal years 1994, 1995 and 1996, long-term investments in land, buildings and equipment were $38.5 million, $59.4 million and $158.5 million, respectively. In fiscal 1994, the Corporation acquired Enserch and Optimized Process Designs, Inc. with net cash payments after cash acquired of $50.9 million.


     Effective September 30, 1995, the Corporation acquired Pyropower for approximately $200.0 million, including acquisition costs. The preliminary purchase price allocation was adjusted by $80.0 million in the fourth quarter of 1996, based upon a final valuation of assets acquired and liabilities assumed. The quarterly earnings previously reported were not significantly impacted by this change. Also in September 1995, the Corporation purchased for approximately $2.5 million the assets of Zack Power & Industrial Co., a construction company in Gary, Indiana, and for approximately $16.0 million the assets of TPA, Inc., a supplier of sulfur-recovery equipment based in Dallas, Texas. During the next few years, capital expenditures will continue to be directed primarily toward strengthening and supporting the Corporation's core businesses.

     Long-term debt, including current installments, and bank loans increased by $392.3 million, net of repayments of $208.5 million, during the three-year period. In 1996, the Corporation borrowed $171.5 million under the Revolving Credit Agreements, the proceeds of which were used to fund domestic working capital and other corporate requirements and make a scheduled $22.0 million debt repayment under the Corporation's 8.58% unsecured promissory private placement notes (the "Private Notes"). In November 1995, the Corporation sold $200 million of 6.75% Notes, due 2005, in the public market, the net proceeds of which were used to repay the revolving credit debt and fund operating requirements.

     In the ordinary course of business, the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment design or plant construction. Based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, Management of the Corporation believes that the disposition of such suits will not result in charges materially in excess of amounts provided in the accounts.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents amounted to $267.1 million at December 27, 1996, an increase of $100.0 million from the prior fiscal year-end, principally as a result of the increase in cash generated by international operations. Short-term investments increased $24.3 million to $137.2 million at the end of 1996. During fiscal 1996, the Corporation paid $32.9 million in stockholder dividends, repaid debt of $47.6 million including a scheduled $22.0 million repayment of the Private Notes and funded other operating requirements. The Corporation incurred incremental borrowings of $171.5 million under the Revolving Credit Agreements.

     During fiscal 1996, cash flow provided by operating activities totaled $111.0 million. This represented an increase of $216.3 million from 1995, primarily due to advance payments by customers and current status of contracts in process. The majority of the operating cash flow was generated by international operations as domestic working capital needs were significant. The Corporation's working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of the Corporation's contracts. Working capital needs have increased as a result of the Corporation satisfying requests from its customers, primarily in the Energy Equipment Group, for more favorable payment terms under contracts. Such requests generally include reduced advance payments and more favorable payment schedules.

     During fiscal 1995, the Corporation paid $27.6 million in stockholder dividends, repaid debt of $130.3 million including $95.0 million of borrowings under the Corporation's Revolving Credit Agreements and a scheduled $22.0 million repayment on the Private Notes and paid approximately $200.0 million for the purchase of Pyropower. The Corporation incurred new borrowings of $227.2 million primarily through the issuance of $200.0 million aggregate principal amount of 6.75% Notes due November 15, 2005 and raised $158.3 million through the sale of 4,620,000 shares of the Corporation's Common Stock. The net proceeds of the debt and equity offerings were used to repay borrowings under the Corporation's Revolving Credit Agreement which were incurred to (i) fund a portion of the Pyropower acquisition, (ii) fund working capital needs, (iii) refinance bank debt previously incurred in the acquisition of Enserch and (iv) pay a scheduled principal installment on the Private Notes.

     The Corporation's contracts in process and inventories increased by $20.3 million during 1996 from $383.2 million at December 29, 1995 to $403.5 million at December 27, 1996. The increase in the contracts in process and inventories in fiscal 1996 can be attributed to an increase in the Energy Equipment Group of $43.2 million, offset by reductions in the E&C Group of $11.1 million and $17.4 million in the Power Systems Group. In addition, accounts and notes receivable increased by $140.1 million in fiscal 1996 to $885.8 million from $745.7 million. The E&C Group increased by approximately $82.7 million, primarily due to significant contracts under execution by the Spanish, French and U.K. subsidiaries. The balance of the increase can be attributed principally to the Energy Equipment Group primarily due to execution of significant contracts by the Spanish subsidiary.

     Management of the Corporation expects its customers' requests for more favorable payment terms under Energy Equipment Group contracts to continue as a result of the competitive market in which the Corporation operates. The Corporation's pricing of contracts recognizes additional costs associated with the use of working capital. The Corporation intends to satisfy the increased working capital needs through internal cash generation, borrowings under its Revolving Credit Agreements and third-party financing in the capital markets. Under the Corporation's existing shelf registration statement, there is approximately $135 million available.

     On September 20, 1995, the Corporation established two Revolving Credit Agreements with a syndicate of banks led by National Westminster Bank PLC and Mellon Bank, N.A. One Agreement is a short-term Revolving Credit Agreement of $200 million with a maturity of 364 days and the second is a $300 million revolving credit facility with a maturity of four years (collectively, the "Revolving Credit Agreements"). On November 15, 1995, the short-term revolving credit facility was permanently reduced to $100 million. Borrowings under these facilities were incurred to (i) fund a portion of the Pyropower acquisition,
(ii) refinance bank debt previously incurred to fund working capital and the acquisition of Enserch and (iii) make a $22 million scheduled principal payment on the Private Notes. The Corporation will be required to pay scheduled principal installments of $22.0 million on the Private Notes on September 30, 1997 and 1998. The Corporation expects to make such payments from internally generated cash, borrowings under its Revolving Credit Agreements and/or third-party financing in the capital markets.


                                                                  (31 continued)

     The Corporation has lease payments due under two long-term operating leases of $98.5 million in fiscal 1997, $33.7 million in fiscal 1998 and $33.6 million in fiscal 1999 and other rental payments under leases for office space. The 1997 payments include an advance lease payment for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which went into commercial operation in January 1997. The Corporation expects to make these lease payments from cash available from operations and borrowings under the Revolving Credit Agreements. Leasing arrangements for equipment, which are short-term in nature, are not expected to impact the Corporation's liquidity or capital resources.

     Management of the Corporation believes that cash and cash equivalents on hand of $267.1 million and short-term investments of $137.2 million at December 27, 1996, combined with cash flow from operating activities, available credit under its Revolving Credit Agreements and access to third-party financings in the capital markets will be adequate to meet its working capital and liquidity needs for the foreseeable future.

MANAGEMENT'S DISCUSSION
AND ANALYSIS


      In 1996, the Corporation completed the construction of a recycling and waste-to-energy project for the Village of Robbins, Illinois. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership ("the Partnership"), will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." Under the Retail Rate Law, the utility was entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State was to be reimbursed by the facility for the tax credit beginning after the 20th year following the initial sale of electricity to the utility. The State has repealed the Retail Rate Law insofar as it applies to this facility. The Partnership is contesting the Illinois legislature's partial repeal of the Retail Rate Law in court. In the event this litigation is not successful and no other means are available to generate revenue from the sale of electric power above that provided by selling electricity at the "avoided cost," there may be a significant adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions applied over the operating life of the facility, Management of the Corporation believes that should the litigation not be successful, the financial impact on the operating results of the project will not result in a material adverse effect on the financial position of the Corporation.

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

      The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries during the 1970s and prior. At December 27, 1996, there were approximately 92,600 claims pending. Approximately 35,500 new claims were filed in fiscal 1996 and settlement costs not covered by the Corporation's insurance carriers were immaterial. The Corporation has agreements with insurance carriers covering a substantial portion of potential costs relating to these exposures. During the three-year period ended December 27, 1996, the Corporation tried, settled or summarily disposed of approximately 60,000 (1996-20,600) asbestos-related claims. Approximately $72 million, substantially all of which was reimbursed or will be reimbursed, were spent on asbestos litigation defense and case resolution during the three-year period (1994-$24 million; 1995-$21 million; 1996-$27 million). The Corporation has recorded, with respect to asbestos litigation, an asset relating to probable insurance recoveries and a liability relating to probable losses. These assets and liabilities were estimated based on historical data developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that except for those insurers that have become or may become insolvent, the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation.

INFLATION

      The effect of inflation on the Corporation's revenues and earnings is minimal. Although a majority of the Corporation's revenues are made under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to complete in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.


(32 continued)

OTHER ACCOUNTING MATTERS

      In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of this Standard is not expected to impact the Corporation's consolidated results of operations, financial position or cash flows.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (In Thousands of Dollars, Except per Share
---------------------------------------------------------------------
Amounts)
--------


                                                                December 27,       December 29,
                                                                    1996               1995
                                                                -----------        -----------
                                    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents ............................       $   267,149        $   167,131
   Short-term investments ...............................           137,180            112,853
   Accounts and notes receivable:
      Trade .............................................           769,494            630,751
      Other .............................................           116,291            114,988
   Contracts in process .................................           363,716            340,526
   Inventories ..........................................            39,799             42,716
   Prepaid and refundable income taxes ..................            38,627             39,346
   Prepaid expenses .....................................            30,192             20,662
                                                                -----------        -----------
      Total current assets ..............................         1,762,448          1,468,973
                                                                -----------        -----------
Land, buildings and equipment ...........................         1,054,786            944,596
Less accumulated depreciation ...........................           330,007            299,784
                                                                -----------        -----------
      Net book value ....................................           724,779            644,812
                                                                -----------        -----------

Notes and accounts receivable - long-term ...............            74,296             63,632
Investments and advances ................................            73,725             56,767
Intangible assets, net ..................................           331,463            260,070
Prepaid pension cost and benefits .......................           180,473            156,683
Other, including insurance recoveries ...................           359,362            321,686
Deferred income taxes ...................................             3,788              3,186
                                                                -----------        -----------
      TOTAL ASSETS ......................................       $ 3,510,334        $ 2,975,809
                                                                ===========        ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current installments on long-term debt ...............       $    32,764        $    34,648
   Bank loans ...........................................            52,278             86,869
   Accounts payable .....................................           359,503            372,949
   Accrued expenses .....................................           275,527            196,633
   Estimated costs to complete long-term
      contracts .........................................           562,984            475,899
   Advance payments by customers ........................           116,903             74,821
   Income taxes .........................................            41,935             28,457
                                                                -----------        -----------
      Total current liabilities .........................         1,441,894          1,270,276
Long-term debt, less current installments ...............           796,279            554,404
Minority interest in subsidiary companies ...............            13,106             13,438
Deferred income taxes ...................................            30,095             21,841
Postretirement and other employee benefits
   other than pensions ..................................           180,210            178,130
Other long-term liabilities and deferred
   credits ..............................................           359,792            311,853
                                                                -----------        -----------
      TOTAL LIABILITIES .................................         2,821,376          2,349,942
                                                                -----------        -----------

STOCKHOLDERS' EQUITY:
Preferred Stock
   Authorized 1,500,000 shares; no par
    value - none outstanding
Common Stock
   $1.00 par value; authorized 160,000,000
   shares; issued: 1996-40,651,241;
   1995-40,498,481 ......................................            40,651             40,498
Paid-in capital .........................................           197,970            192,721
Retained earnings .......................................           471,177            421,804
Accumulated translation adjustment ......................           (20,545)           (28,861)
                                                                -----------        -----------
                                                                    689,253            626,162
Less cost of treasury stock (10,804
   shares) ..............................................               295                295
                                                                -----------        -----------

      TOTAL STOCKHOLDERS' EQUITY ........................           688,958            625,867
                                                                -----------        -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........       $ 3,510,334        $ 2,975,809
                                                                ===========        ===========


See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS (In Thousands of Dollars, Except per Share
-----------------------------------------------------------------------------
Amounts)
--------


                                                         1996             1995             1994
                                                      ----------       ----------       ----------

REVENUES:
   Operating revenues .........................       $4,005,503       $3,042,177       $2,234,441
   Other income (including interest:
      1996-$21,714; 1995-$23,404; 1994-$25,014)           35,108           39,753           36,682
                                                      ----------       ----------       ----------

      Total Revenues ..........................        4,040,611        3,081,930        2,271,123
                                                      ----------       ----------       ----------

COSTS AND EXPENSES:
   Cost of operating revenues .................        3,510,970        2,642,290        1,909,893
   Selling, general and administrative expenses          296,921          250,369          203,445
   Other deductions (including interest:
      1996-$54,940; 1995-$49,011; 1994-$34,978)           76,678           64,998           45,906
   Provision for special charges ..............           24,000           50,120               --
   Minority interest ..........................            5,176            4,490            5,012
                                                      ----------       ----------       ----------

      Total Costs and Expenses ................        3,913,745        3,012,267        2,164,256
                                                      ----------       ----------       ----------

Earnings before income taxes ..................          126,866           69,663          106,867

Provision for income taxes ....................           44,626           41,129           41,457
                                                      ----------       ----------       ----------

Net earnings ..................................       $   82,240       $   28,534       $   65,410
                                                      ==========       ==========       ==========

Earnings per share ............................       $     2.03       $      .79       $     1.83
                                                      ==========       ==========       ==========


See notes to financial statements.


(34 continued)

                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
   Foster Wheeler Corporation

   We have audited the accompanying consolidated balance sheet of Foster Wheeler Corporation and Subsidiaries as of December 27, 1996 and December 29, 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 27, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foster Wheeler Corporation and Subsidiaries as of December 27, 1996 and December 29, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 1996 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.


New York, New York

February 13, 1997

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (In Thousands of
--------------------------------------------------------------------------
Dollars, Except per Share Amounts)
----------------------------------

                                                                              1996             1995             1994
                                                                            ---------        ---------        ---------
COMMON STOCK
  Balance at beginning of year ......................................       $  40,498        $  35,833        $  35,707
  Sold under stock options: (shares: 1996-128,199; 1995-45,817;
    1994-125,682) ...................................................             128               45              126
  Restricted stock issued under incentive plans (shares: 1996-24,561)              25           --               --
  Issued in public offerings (shares: 1995-4,620,000) ...............           --               4,620           --
                                                                            ---------        ---------        ---------

    Balance at end of year ..........................................          40,651           40,498           35,833
                                                                            ---------        ---------        ---------

PAID-IN CAPITAL
  Balance at beginning of year ......................................         192,721           38,266           35,076
  Stock option exercise price less par value ........................           3,417              573            2,214
  Excess of market value over cost of treasury stock or common stock
    issued under incentive plans ....................................           1,068               46            --
  Tax benefits related to stock options .............................             764              192              976
  Excess of proceeds received on issuance of common stock in public
    offerings less par value and costs ..............................           --             153,644            --
                                                                            ---------        ---------        ---------

    Balance at end of year ..........................................         197,970          192,721           38,266
                                                                            ---------        ---------        ---------

RETAINED EARNINGS
  Balance at beginning of year ......................................         421,804          420,861          381,205
  Net earnings for the year .........................................          82,240           28,534           65,410
  Cash dividends paid:
    Common (per share outstanding: 1996-$.81; 1995-$.77; 1994-$.72) .         (32,867)         (27,591)         (25,754)
                                                                            ---------        ---------        ---------

    Balance at end of year ..........................................         471,177          421,804          420,861
                                                                            ---------        ---------        ---------

ACCUMULATED TRANSLATION ADJUSTMENT
  Balance at beginning of year ......................................         (28,861)         (37,915)         (51,261)
  Change in accumulated translation adjustment during the year ......           8,316            9,054           13,346
                                                                            ---------        ---------        ---------

    Balance at end of year ..........................................         (20,545)         (28,861)         (37,915)
                                                                            ---------        ---------        ---------

TREASURY STOCK
  Balance at beginning of year ......................................             295              551              551
  Issued under incentive plans (shares: 1995-9,325) .................          --                 (256)          --
                                                                            ---------        ---------        ---------

    Balance at end of year ..........................................             295              295              551
                                                                            ---------        ---------        ---------

  TOTAL STOCKHOLDERS' EQUITY ........................................       $ 688,958        $ 625,867        $ 456,494
                                                                            =========        =========        =========


See notes to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------
(In Thousands of Dollars)

                                                                1996            1995             1994
                                                             ---------        ---------        ---------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings .....................................       $  82,240        $  28,534        $  65,410
    Adjustments to reconcile net earnings to
     cash flows from operating activities:
     Depreciation and amortization ...................          63,605           54,625           44,288
     Noncurrent deferred tax .........................           5,338            5,049            9,609
     Gain on sale of land, buildings and equipment ...            (400)          (1,283)            (915)
     Equity earnings, net of dividends ...............          (1,474)          (1,578)            (623)
     Provision for special charges ...................          24,000           50,120             --
     Other noncash items .............................          (5,133)          (4,891)          (1,517)
    Changes in assets and liabilities, net of effects
      of acquisitions:
     Receivables .....................................        (148,023)        (143,023)         (24,942)
     Contracts in process and inventories ............         (19,983)        (131,759)         (51,863)
     Accounts payable and accrued expenses ...........          64,219           29,566           (8,286)
     Estimated costs to complete long-term contracts .          17,376           50,096          (23,089)
     Advance payments by customers ...................          39,300          (34,237)          22,316
     Income taxes ....................................          13,520            3,801           (8,198)
     Other assets and liabilities ....................         (23,629)         (10,327)         (36,487)
                                                             ---------        ---------        ---------

     Net cash provided/(used) by operating
        activities ...................................         110,956         (105,307)         (14,297)
                                                             ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures .............................        (158,526)         (59,432)         (38,501)
    Proceeds from sale of properties .................          16,278            2,918            4,671
    Payments for acquisitions of businesses, net of
     cash acquired ...................................         (14,798)        (133,451)         (50,946)
    Increase in investments and advances .............         (10,926)         (13,596)          (5,002)
    (Increase)/decrease in short-term investments ....         (19,713)           7,026           14,621
    Partnership distribution .........................          (4,859)          (4,883)          (3,000)
                                                             ---------        ---------        ---------

     Net cash used by investing activities ...........        (192,544)        (201,418)         (78,157)
                                                             ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends to stockholders ........................         (32,867)         (27,591)         (25,754)
    Proceeds from public offering of common stock,
     net .............................................            --            158,264             --
    Proceeds from the exercise of stock options ......           3,545              618            2,340
    (Decrease)/increase in short-term debt ...........         (35,258)           7,243           14,583
    Proceeds from long-term debt .....................         287,937          219,978          100,848
    Repayment of long-term debt ......................         (47,646)        (130,329)         (30,540)
                                                             ---------        ---------        ---------

     Net cash provided by financing activities .......         175,711          228,183           61,477
                                                             ---------        ---------        ---------

     Effect of exchange rate changes on cash and cash
      equivalents ....................................           5,895            9,872           17,264
                                                             ---------        ---------        ---------


INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS .....         100,018          (68,670)         (13,713)
Cash and cash equivalents at beginning of year .......         167,131          235,801          249,514
                                                             ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .............       $ 267,149        $ 167,131        $ 235,801
                                                             =========        =========        =========


Cash paid during the year for:
     Interest (net of amount capitalized) ............       $  45,985        $  45,434        $  36,191
     Income taxes ....................................       $  20,271        $  18,162        $  26,115


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Foster Wheeler Corporation and all significant domestic and foreign subsidiary companies.

   The Corporation's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, the years 1994, 1995 and 1996 included 52 weeks. Certain amounts in the 1995 consolidated balance sheet have been reclassified to conform with the 1996 presentations.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, depreciation, employee benefit plans, taxes, and contingencies (see Note 13), among others.

   REVENUE RECOGNITION ON LONG-TERM CONTRACTS - The Corporation reports profits on long-term contracts on a percentage-of-completion basis determined on the ratio of earned revenues to total contract price, after considering accumulated costs and estimated costs to complete each contract. Contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts. If estimates of costs to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated. The elapsed time from award of a contract to completion of performance may be up to four years. Contracts of the Engineering and Construction Group are generally considered substantially complete when engineering is completed and/or field construction is completed, while for the Energy Equipment Group, it is when manufacturing and/or field construction is completed. The Corporation includes pass-through costs on cost-plus contracts which are customer- reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer.

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

   Certain special-purpose subsidiaries in the Power Systems Group are reimbursed for their costs, including repayment of project debt, for building and owning certain facilities over the lives of the service contracts. The Corporation records revenues relating to debt repayment on these contracts on a straight-line basis over the lives of the service contracts, and records depreciation of the facilities on a straight-line basis over the estimated useful lives of the facilities, after consideration of the estimated residual value.

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


                                                                  (37 continued)

   LAND, BUILDINGS AND EQUIPMENT - Depreciation is computed on a straight-line basis using composite estimated lives ranging from 10 to 50 years for buildings and from 3 to 35 years for equipment. Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in earnings.

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

   Provision is made for Federal income taxes which may be payable on foreign subsidiary earnings to the extent that the Corporation anticipates they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested (and for which no Federal income tax has been provided) aggregated $305,000 at December 27, 1996. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

         FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and income and expenses and cash flows at monthly weighted average rates. Foreign currency transaction (losses) for 1996, 1995 and 1994 were approximately $(500), $(1,600) and $(120), respectively [$(320), $(1,000) and $(80) net of taxes]. The
Corporation enters into foreign exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Amounts receivable or payable under foreign exchange hedges are recognized as deferred gains or losses, and are included in either contracts in process or estimated costs to complete long-term contracts. The Corporation utilizes foreign exchange contracts solely for hedging purposes. Corporate policy prohibits the speculative use of financial instruments.

         INVENTORIES - Inventories, principally materials and supplies, are stated at lower of cost or market, determined primarily on the average cost method.

         INTANGIBLE ASSETS - Intangible assets for 1996 and 1995 consist principally of the excess of cost over the fair value of net assets acquired (goodwill) ($232,213 and $156,370), trademarks ($62,970 and $65,000) and patents
($36,280 and $38,700), respectively. These assets are being amortized on a straight-line basis over periods of 10 to 40 years. The Corporation periodically evaluates goodwill on a separate operating unit basis to assess recoverability and impairments, if any, are recognized in earnings. In the event facts and circumstances indicate that the carrying amount of goodwill associated with an investment is impaired, the Corporation reduces the carrying amount to an amount representing the estimated undiscounted future cash flows before interest to be generated by the operation.

         EARNINGS PER SHARE - Per-share data has been computed based on the weighted average number of shares of common stock outstanding of:
1996-40,592,494; 1995-36,321,626; and 1994-35,787,658. Outstanding stock options have been disregarded because their effect on earnings per share would not be significant.

2. ACQUISITIONS

         In the fourth quarter of 1995, the Corporation acquired the power-generation business of A. Ahlstrom Corporation ("Pyropower") for approximately $200,000, including acquisition costs. The Pyropower agreement provided for post-closing adjustments to the purchase price based upon the final valuation of the acquired assets and assumed liabilities. This adjustment included provisions for working capital and net worth deficiencies. In addition, provision in the final adjustment was made for a minimum level of backlog and gross margin in backlog. Since Pyropower was acquired late in 1995 and was a complex worldwide operation, which required a comprehensive review of asset values and liabilities and a significant part of the study had to take into consideration the integration of Pyropower into the Energy Equipment Group, the final assessment of the values of the assets and liabilities was not completed until early in the fourth quarter of 1996. During 1996, the Corporation obtained more comprehensive information that was not available during the preliminary allocation period. The determination of the final fair values resulted in adjustments consisting of changes from initially determined values as of the end of 1995. The most significant adjustments included increases in the estimated cost to complete long-term contracts ($68.3 million), decreases in land, buildings and equipment ($4.4 million), and other changes including decreases in long-term investments and increases in several allowance accounts ($7.3 million). These changes resulted in a corresponding increase in goodwill. The quarterly earnings previously reported were not significantly impacted by these changes.

         The unaudited pro forma consolidated results of operations of the Corporation and Pyropower for the years ended December 29, 1995 and December 30, 1994, which assume the acquisition had been made as of the beginning of each fiscal year, are summarized below:



(38 continued)

                                             1995             1994
                                             ----             ----
         Revenues                        $3,331,602       $2,499,104
         Net earnings                        14,260(1)        56,290
         Net earnings per share          $      .39       $     1.57

     (1) Includes provision for reorganization costs of $46,500, net of income taxes ($1.28 per share).


     The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expenses as the result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill, and other intangible assets and the increased interest expense on acquisition debt. The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of 1994 and 1995 or of future results of operations of the consolidated entities. The other acquisitions made in 1995 have not been included in the pro forma results because revenues, net earnings and earnings per share would not have been materially different.

     Also in 1995, the Corporation finalized (i) the purchase of the assets of Zack Power & Industrial Co., a construction company in Gary, Indiana, for approximately $2,500, and (ii) the purchase of the assets of TPA, Inc., a supplier of sulfur-recovery equipment based in Dallas, Texas, for approximately $16,000. In addition, the Corporation increased its ownership in Foster Wheeler Andina, S.A. (Bogota, Colombia), an engineering company, from 19% to 60% for $2,500.

     The acquisitions made in 1995 have all been accounted for as purchases and the results of operations of these companies have been included in the consolidated financial statements since the dates of acquisition. Approximately $175,000 were allocated to cost in excess of net assets of subsidiaries acquired, $38,700 to patents and $65,000 to trademarks. The intangibles are being amortized on a straight-line basis over an average life of 35 years. The assets acquired also included $73,000 in cash and fixed assets of $79,000. In connection with acquisitions, contracts in process have been valued at an estimated contract price less estimated cost to complete and a reasonable profit margin on the completion effort.

3. ACCOUNTS AND NOTES RECEIVABLE

   The following tabulation shows the components of trade accounts and notes receivable:

                                                                         1996              1995
                                                                         ----              ----
   From long-term contracts:
      Amounts billed due within one year................               $477,394          $299,594
                                                                       --------          --------
   Retentions:
      Billed:
         Estimated to be due in:
                1996  ..................................                     --            21,950
                1997  ..................................                 21,578             1,196
                1998  ..................................                 16,046                --
                1999  ..................................                 20,028            19,765
                                                                       --------          --------
                Total billed............................                 57,652            42,911
                                                                       --------          --------
      Unbilled:
         Estimated to be due in:
                1996  ..................................                     --           178,357
                1997  ..................................                135,241                --
                1998  ..................................                    824               724
                                                                       --------          --------
                Total unbilled..........................                136,065           179,081
                                                                       --------          --------
                Total retentions........................                193,717           221,992
                                                                       --------          --------
                Total receivables from
                   long-term contracts..................                671,111           521,586
   Other trade and notes receivable.....................                102,458           115,119
                                                                       --------          --------
                                                                        773,569           636,705
   Less, allowance for doubtful accounts................                  4,075             5,954
                                                                       --------          --------
                                                                       $769,494          $630,751
                                                                       ========          ========

4. CONTRACTS IN PROCESS AND INVENTORIES

   Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:

                                                                 1996         1995         1994
                                                                 ----         ----         ----
   Contracts in process...................................     $363,716     $340,526     $171,144
                                                               ========     ========     ========
   Inventories:
      Materials and supplies..............................     $ 31,037     $ 31,633     $ 21,447

      Work in process.....................................        2,445        6,072        1,894
      Finished goods......................................        6,317        5,011        4,293
                                                               --------     --------     --------
                                                               $ 39,799     $ 42,716     $ 27,634
                                                               ========     ========     ========

   The following tabulation shows the elements included in contracts in process as related to long-term contracts:

                                                                          1996        1995         1994
                                                                          ----        ----         ----
   Costs plus accrued profits less earned revenues on contracts
      currently in process.....................................         $633,392    $694,877    $350,897
   Less, Progress payments.....................................          269,676     354,351     179,753
                                                                        --------    --------    --------
                                                                        $363,716    $340,526    $171,144
                                                                        ========    ========    ========

                                                                  (39 continued)

5. LAND, BUILDINGS AND EQUIPMENT

      Land, buildings and equipment are stated at cost and are set forth below:

                                                                         1996        1995
                                                                         ----        ----
      Land and land improvements..............................       $   21,419     $ 21,599
      Buildings...............................................          154,160      146,858
      Equipment...............................................          743,434      737,624
      Construction in progress................................          135,773       38,515
                                                                     ----------     --------
                                                                     $1,054,786     $944,596
                                                                     ==========     ========

      Depreciation expense for the years 1996, 1995 and 1994 was $54,374, $51,706 and $43,729, respectively.


6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

    RETIREMENT BENEFITS - The Corporation and its domestic and foreign subsidiaries have several pension plans covering substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both years of service and level of compensation; the plans are noncontributory. Retirement benefits for domestic employees are determined based on 1.2% of the average of the highest five consecutive years of salary in the last ten years of employment.

    It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing Federal tax regulations. Such contributions, when made, are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


The following table sets forth the plans' funded status as of the end of December 1996 and 1995:

                                                                    1996            1995
                                                                    ----            ----
Actuarial present value of accumulated benefit obligations:
    Vested ................................................      $ 375,765       $ 334,082
    Nonvested .............................................          9,135          10,382
                                                                 ---------       ---------
        Total .............................................      $ 384,900       $ 344,464
                                                                 =========       =========


Plan assets at fair value, primarily
    listed stocks and bonds ...............................      $ 490,659       $ 446,519
Projected benefit obligations .............................       (424,285)       (383,036)
                                                                 ---------       ---------

Excess of plan assets over projected benefit
    obligations ...........................................         66,374          63,483
Unrecognized net loss due to past experience
    different from assumptions made .......................         37,047          34,672
Unrecognized prior service cost ...........................         16,638          15,923
Unrecognized net assets being amortized over
    12 years ..............................................        (12,179)        (17,198)
                                                                 ---------       ---------
Prepaid pension cost ......................................      $ 107,880       $  96,880
                                                                 =========       =========


Net periodic pension expense/(credits) included the following components:

                                                     1996           1995           1994
                                                     ----           ----           ----
Service cost ................................      $ 17,424       $ 13,602       $ 15,289
Interest cost on projected benefit
  obligation ................................        29,476         27,327         25,070
Actual return on plan assets ................       (43,600)       (38,848)       (38,081)
Net amortization and deferrals ..............        (2,279)          (637)        (2,799)
                                                   --------       --------       --------
Net periodic pension expense/(credits) ......      $  1,021       $  1,444       $   (521)
                                                   ========       ========       ========


      In determining the actuarial present value of the projected benefit obligations, discount rates ranging from 7.0% to 8.5%, and rates of increase for future compensation levels ranging from 3.0% to 6.5% were utilized. The expected long-term rate of return on assets was 10%. In conjunction with the 1995 reorganization, the Corporation offered an enhanced retirement package to employees. This resulted in additional service cost under the provisions of SFAS No. 88 of approximately $1,900.

      The Corporation has a 401(k) plan for salaried employees. The Corporation, for the years 1996, 1995 and 1994, contributed a 50% match of the employees' contributions which amounted to a cost of $4,300, $3,700 and $3,400, respectively.

      In addition to providing pension benefits, the Corporation and some of its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for these benefits if they reach normal retirement age while working for the Corporation. Benefits are provided through insurance companies.

      The following sets forth the plans' funded status reconciled with amounts reported in the Corporation's consolidated balance sheet at the end of December 1996 and 1995.




(40 continued)

           Accumulated postretirement benefit obligation:

                                                                   1996              1995
                                                                   ----              ----
        Retirees.............................................    $ 70,095         $ 71,861
        Fully-eligible active plan participants..............      11,927           11,712
        Other active plan participants.......................      36,895           38,409
                                                                 --------         --------
        Accumulated postretirement benefit...................     118,917          121,982
        Unrecognized net gain/(loss).........................       3,052             (669)
        Unrecognized prior service cost......................      28,976           31,077
                                                                 --------         --------

        Accrued postretirement benefit liability.............    $150,945         $152,390
                                                                 ========         ========


           Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:

                                                                  1996             1995            1994
                                                                  ----             ----            ----
        Service cost..........................................  $ 1,623          $ 1,247         $ 1,244
        Interest cost.........................................    6,010            6,186           6,478
        Net amortization and deferrals........................   (2,101)          (2,165)         (2,094)
                                                                -------          -------         -------
        Net periodic postretirement benefit cost..............  $ 5,532          $ 5,268         $ 5,628
                                                                =======          =======         =======


      An 8.5% annual rate of increase in the per capita costs of covered health care benefits was assumed for 1997, gradually decreasing to 5% by the year 2011. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 27, 1996, by $3,550 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 by $280. A discount rate of 7.75% (1995 - 7.25%) was used to determine the accumulated postretirement benefit obligation.


7. BANK BORROWINGS

      The approximate weighted average interest rates on borrowings outstanding (primarily foreign) at the end of 1996 and 1995 were 5% and 9%, respectively.

      Unused lines of credit for short-term bank borrowings aggregated $125,723 at year-end 1996, of which approximately 88% was available in the United States and Canada at interest rates not exceeding the prime commercial lending rate and the remainder was available overseas in various currencies at rates consistent with market conditions in the respective countries.

      Interest costs incurred in 1996, 1995 and 1994 were $61,302, $49,117 and $35,445 of which $6,362, $106 and $467, respectively, were capitalized.

8. LONG-TERM DEBT

Long-term debt consisted of the following:                                        1996          1995
                                                                                  ----          ----
Corporate Debt
---------------
8.58% unsecured promissory notes due in
   installments of $22,000 on September 30
   in each of the years 1997 and 1998 ....................................      $ 44,000      $ 66,000

Revolving Credit Agreements (average interest rate 6%) ...................       171,500            --
6.75% Notes due November 15, 2005 ........................................       200,000       200,000

Special-Purpose Project Debt
----------------------------
The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects .............

Collateralized note payable, interest varies based on one of several money market rates (1996 year-end rate 6.4%), due semiannually through
   July 30, 2006 .........................................................        53,853        56,887
Floating/Fixed Rate Resource Recovery
   Revenue Bonds, interest varies based on tax-exempt money market rates
   (1996 year-end rate 4.2%), due semiannually
   August 1, 1997 through February 1, 2010 ...............................        45,448        45,448
Collateralized note payable, interest varies
   based on one of several money market
   rates .................................................................            --         3,104
Fixed Rate Trust Certificates, interest at 7.36%,
   due semiannually August 15, 1997 through
   February 15, 2014 .....................................................        97,923            --
Solid Waste Disposal and Resource Recovery
   System Revenue Bonds, interest 7.125% to
   7.5%, due annually December 1, 1999
   through December 1, 2010 ..............................................       120,150       120,150
Resource Recovery Revenue Bonds, interest
   7.9% to 10%, due annually December 15,
   1997 through 2012 .....................................................        70,270        73,505
Other ....................................................................        25,899        23,958
                                                                                --------      --------
                                                                                 829,043       589,052
Less, Current portion ....................................................        32,764        34,648
                                                                                --------      --------
                                                                                $796,279      $554,404
                                                                                ========      ========

Principal payments are payable in annual installments of:
      1998................................................................      $ 48,800
      1999................................................................        27,154
      2000................................................................       202,920
      2001................................................................        28,510
      2002................................................................        29,927
      Balance due in installments
         through 2014.....................................................       458,968
                                                                                --------
                                                                                $796,279
                                                                                ========

                                                                  (41 continued)

      CORPORATE DEBT - During 1995, the Corporation sold $200,000 Notes in the public market which bear interest at a fixed rate of 6.75% per annum, payable semiannually, and mature November 15, 2005. The Notes have been rated BBB and Baa2 by Standard and Poor's and Moody's, respectively, and were issued under an indenture between the Corporation and Harris Trust and Savings Bank. The Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The Notes will constitute senior unsecured indebtedness of the Corporation and will rank on a parity with the Corporation's other senior unsecured indebtedness.

      In conjunction with the 8.58% unsecured promissory notes, the Corporation entered into interest rate swap agreements under which it pays to the counterparties interest at a variable rate based on the London Interbank Offered Rate (LIBOR) on the current notional principal of $44,000 and the counterparties pay the Corporation interest at 7.165% (average) on the notional principal. The notional principal of the swap amortizes through September 30, 1998. Amounts receivable under the swap agreements are reflected as a reduction of interest expense.

      The Corporation has entered into a four-year Revolving Credit Agreement ($300,000) and a 364-day Revolving Credit Agreement ($100,000) (the "Revolving Credit Agreements") with a group of banks. The loans are for general corporate purposes. The maturity dates of the Revolving Credit Agreements are renewed each year subject to the approval of the Corporation and the banks. At year-end 1996, the Corporation had $171,500 outstanding of the $400,000 available under the Revolving Credit Agreements. The Corporation pays to the banks a facility fee on the total facility.

      The Note Agreement, pursuant to which the 8.58% unsecured promissory notes were issued, and the Revolving Credit Agreements require the maintenance of a maximum Consolidated Leverage Ratio of .50 to 1 and a minimum Consolidated Fixed Charge Coverage Ratio of 2.50 to 1. At December 27, 1996, these ratios were .46 to 1 and 3.25 to 1, respectively.

      SPECIAL-PURPOSE SUBSIDIARY PROJECT DEBT - Special-Purpose Subsidiary Project Debt represents debt incurred to finance the construction of cogeneration facilities or waste-to-energy projects. The notes and/or bonds are collateralized by the assets of each project.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

      COGENERATION PROJECTS - The note payable for $53,853 represents a loan under a bank credit facility to a limited partnership whose general partner is a Special-Purpose Project Subsidiary. The limited partnership entered into an interest rate swap agreement which fixed the interest rate on $62,000 of the original principal amount of the debt. Under this agreement, the limited partnership pays to the counterparties interest at 8.85% on the current notional principal and the counterparties pay to the limited partnership interest at a variable rate based on LIBOR on the notional principal. The notional principal of the swap amortizes through July 30, 1999 and at December 27, 1996 was $23,806. Amounts receivable under the swap agreements are reflected as a reduction of interest expense.

      The Floating/Fixed Rate Resource Recovery Revenue Bonds in the amount of $45,448 were issued in a total amount of $45,450. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.

      The Fixed Rate Trust Certificates in the amount of $97,923 were issued in a total amount of $162,000 by a Chilean limited liability company owned 85% by a Special-Purpose Subsidiary and 15% by the Chilean national oil company and one of its affiliates.

      WASTE-TO-ENERGY PROJECTS - The Solid Waste Disposal and Resource Recovery System Revenue Bonds totaling $120,150 were issued in a total amount of $133,500. The bonds are collateralized by a pledge of certain revenues and assets of the project.

      The Resource Recovery Revenue Bonds of $70,270 were issued in a total amount of $86,780. The bonds are collateralized by a pledge of certain revenues and assets of the project.

9. RESEARCH AND DEVELOPMENT

        For the years 1996, 1995 and 1994, approximately $16,900, $11,100 and $9,800, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $29,600, $25,900 and $38,200, respectively, were spent on customer-sponsored research activities which were paid by customers of the Corporation.

10. INCOME TAXES

        The components of earnings/(loss) before income taxes for the years 1996, 1995 and 1994 were taxed under the following jurisdictions:

                                                                         1996          1995         1994
                                                                         ----          ----         ----
   Domestic ....................................................      $(11,261)      $ 2,775      $ 19,955
   Foreign .....................................................       138,127        66,888        86,912
                                                                      --------       -------      --------
   Total .......................................................      $126,866       $69,663      $106,867
                                                                      ========       =======      ========

The provision for income taxes on those earnings was as follows:
Current tax expense:
   Domestic ....................................................      $  6,002       $ 6,306      $  2,931
   Foreign .....................................................        31,197        17,883        36,739
                                                                      --------       -------      --------
   Total current ...............................................        37,199        24,189        39,670
                                                                      --------       -------      --------
Deferred tax expense/(benefit):
   Domestic ....................................................        (5,434)        5,508         5,423
   Foreign .....................................................        12,861        11,432        (6,600)
                                                                      --------       -------      --------
   Total deferred ..............................................         7,427        16,940        (1,177)
                                                                      --------       -------      --------
   Utilization of operating loss
     carryforwards .............................................            --            --         2,964
                                                                      --------       -------      --------

Total provision for income taxes ...............................      $ 44,626       $41,129      $ 41,457
                                                                      ========       =======      ========


(42 continued)

Deferred tax liabilities (assets) consist of the following:

                                                                    1996            1995
                                                                    ----            ----
Difference between book and
   tax depreciation .......................................      $  90,995       $  85,739
Pension assets ............................................         36,024          33,762
Capital lease transactions ................................         12,201          12,451
Revenue recognition .......................................         19,994          19,146
Other .....................................................          6,416           4,397
                                                                 ---------       ---------
Gross deferred tax liabilities ............................        165,630         155,495
                                                                 ---------       ---------

Current taxability of estimated
   costs to complete long-term
   contracts ..............................................         (9,061)        (12,989)
Reorganization costs ......................................             --         (18,120)
Income currently taxable deferred
   for financial reporting ................................         (6,697)         (7,059)
Expenses not currently deductible
   for tax purposes .......................................        (37,104)        (21,690)
Investment tax credit carryforwards .......................        (30,251)        (30,251)
Postretirement benefits other
   than pensions ..........................................        (64,900)        (65,919)
Asbestos claims ...........................................         (8,400)             --
Minimum tax credits .......................................         (6,832)         (6,605)
Foreign tax credits .......................................        (21,400)        (21,400)
Other .....................................................         (3,166)         (1,071)
Valuation allowance .......................................         20,000          20,000
                                                                 ---------       ---------
Net deferred tax assets ...................................       (167,811)       (165,104)
                                                                 ---------       ---------

                                                                 $  (2,181)      $  (9,609)
                                                                 =========       =========

      The domestic investment tax credit carryforwards, if not used, will expire in the years 2002 through 2007. Foreign tax credits carryforwards are recognized based on their potential utilization and, if not used, will expire in the years 1997 through 2001. The Corporation has significant foreign tax credit carryforwards for which deferred tax assets have not been recorded since their utilization is deemed remote. As reflected above, the Corporation has recorded various deferred tax assets. Realization is dependent on generating sufficient taxable income prior to the expiration of the various credits. The valuation allowance was increased by $14,500 as a result of the 1995 provision for reorganization costs. Such provision has resulted in additional deferred tax assets for financial reporting purposes, thereby making it less likely that a portion of the tax credits will be utilized. Although realization is not assured, Management believes that it is more likely than not that all of the deferred tax assets (after consideration of the valuation allowance) will be realized. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed.

      The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:


                                       1996          1995          1994
                                       ----          ----          ----
Tax at U.S. statutory rate ....        35.0 %        35.0 %       35.0%
State income taxes, net of
   Federal income tax benefit .         2.0           4.4          1.2
Increase in valuation allowance          --          20.8           --
Other .........................        (1.8)         (1.2)         2.6
                                       ----          ----         ----
                                       35.2 %        59.0 %       38.8%
                                       ====          ====         ====

11. LEASES

      The Corporation entered into a sale/leaseback of the 600-ton-per-day waste-to-energy plant in Charleston, South Carolina, in 1989. The terms of the agreement are to lease back the plant under a long-term operating lease for 25 years. In 1994, the Corporation entered into a lease agreement for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which went into commercial operation in January 1997 (see Note 13). The terms of the agreement are to lease the facility under a long-term operating lease for 32 years. Recourse under these lease agreements is primarily limited to the assets of the special-purpose entities. The lease expense for the years 1994 through 1996 totaled $9,300 annually.

      The minimum lease payments under these long-term noncancelable operating leases are as follows:

            1997..................    $ 98,528
            1998..................      33,743
            1999..................      33,626
            2000..................      33,529
            2001..................      35,352
            Thereafter............     687,248
                                      --------
            Total.................    $922,026
                                      ========

      The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $28,800 in 1996, $26,000 in 1995 and $20,600 in 1994. Future
minimum rental commitments on noncancelable leases are as follows: 1997 - $25,800; 1998 - $23,900; 1999 - $21,000; 2000 - $18,300; 2001-$16,600; and an
aggregate of $25,800 thereafter.




                                                                  (43 continued)

12.     QUARTERLY FINANCIAL DATA (Unaudited)

                                                                   Three Months Ended
                                                 ----------------------------------------------------------

1996                                             March 29          June 28         Sept. 27         Dec. 27
----                                             --------          -------         --------         -------
Operating revenues........................       $843,916          $970,535        $960,912       $1,230,140
Gross earnings from operations............        117,274           117,495         128,011          131,753
Net earnings..............................         23,436            25,065          23,965            9,774(a)

Earnings per share(c).....................            .58               .62             .59              .24(a)
Cash dividends per share..................           .195              .205            .205             .205

Stock prices:
    High..................................          47.25            47.125           45.00           44.625
    Low...................................         39.375             39.75          39.875            33.75

1995                                             March 31          June 30        Sept. 29          Dec. 29
----                                             --------          -------        --------          -------
Operating revenues........................       $635,993          $678,733        $779,938         $947,513
Gross earnings from operations............         89,766            90,904          96,870          122,347
Net earnings/(loss).......................         17,880            18,890          17,210          (25,446)(b)

Earnings/(loss) per share(c)..............            .50               .53             .48             (.67)(b)
Cash dividends per share..................           .185              .195            .195             .195

Stock prices:
    High..................................          34.50            37.625           39.50            43.50
    Low...................................         29.375            31.625          33.375           34.625


(a) Includes a provision for asbestos claims of $15,600, net of income taxes ($0.38 per share). See Note 17.

(b) Includes a provision for reorganization costs of $46,500, net of income taxes ($1.28 per share) See Note 17.

(c)  Based on weighted average number of shares outstanding in each quarter.


13. LITIGATION AND UNCERTAINTIES

    In the ordinary course of business the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment design or plant construction. Based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, Management believes that the disposition of such suits will not result in charges materially in excess of amounts provided in the accounts.

    The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries during the 1970s and prior. At December 27, 1996, there were approximately 92,600 (1995-77,700) claims pending. Approximately 35,500 new claims were filed in fiscal 1996 and settlement costs not

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

covered by the Corporation's insurance carriers were immaterial. The Corporation has agreements with insurance carriers covering a substantial portion of potential costs relating to these exposures. During the three-year period ended December 27, 1996, the Corporation tried, settled or summarily disposed of approximately 60,000 (1996-20,600) asbestos-related claims. Approximately $72,000, substantially all of which was reimbursed or will be reimbursed, were spent on asbestos litigation defense and case resolution during the three-year period (1994-$24,000; 1995-$21,000; 1996-$27,000). The Corporation has recorded, with respect to asbestos litigation, an asset relating to probable insurance recoveries and a liability relating to probable losses. These assets and liabilities were estimated based on historical data developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that except for those insurers that have become or may become insolvent, the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation (see Note 17).

    In 1996, the Corporation completed the construction of a recycling and waste-to-energy project for the Village of Robbins, Illinois. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership ("the Partnership"), will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." Under the Retail Rate Law, the utility was entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State was to be reimbursed by the facility for the tax credit beginning after the 20th year following the initial sale of electricity to the utility. The State has repealed the Retail Rate Law insofar as it applied to this facility. The Partnership is contesting the Illinois legislature's partial repeal of the Retail Rate Law in court. In the event this litigation is not successful and no other means are available to generate revenue from the sale of electric power above that provided by selling electricity at the "avoided cost," there may be a significant adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions applied over the operating life of the facility, Management of the Corporation believes that should the litigation not be successful, the financial impact on the operating results of the project will not result in a material adverse effect on the financial position of the Corporation.

    The ultimate legal and financial liability of the Corporation in respect to all claims, lawsuits and proceedings cannot be estimated with certainty. As additional information concerning the estimates used by the Corporation becomes known, the Corporation reassesses its position both with respect to gain contingencies and accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change relate to legal matters, which are subject to change as events evolve and as additional information becomes available during the administration and litigation process.


14.      STOCK OPTION PLANS

    The Corporation has two fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Corporation's two stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                             1996            1995
                                                             ----            ----
         Net earnings - as reported                        $ 82,240        $ 28,534
                                                           ========        ========
         Net earnings - pro forma                          $ 79,725        $ 24,434
                                                           ========        ========

         Earnings per share - as reported                  $   2.03        $   0.79
                                                           ========        ========
         Earnings per share - pro forma                    $   1.96        $   0.67
                                                           ========        ========




(44 continued)

    The assumption regarding the stock options issued to executives in 1996 and 1995 was that 100% of such options vested in each year, rather than one-third as required by the Plan, since one-third of the previous two years would have vested in 1996 and 1995.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                         1996             1995
                                         ----             ----
         Dividend yield                  1.83%            2.21%
         Expected volatility            27.56%           37.20%
         Risk-free interest rate         5.63%            7.68%
         Expected life (years)           7.5              7.5

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

    These plans provide that shares granted come from the Corporation's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100% of the fair market value of the shares on the date of grant. An option may not be exercised within one year from the date of grant and no option will be exercisable after ten years from the date granted. Under the Executive Compensation Plan, the long-term incentive segment provides for stock options to be issued. Participants may exercise approximately one-third of the stock option shares after the end of each year of the cycle.

    Information regarding these option plans for 1996, 1995 and 1994 is as follows:

                                                                 1996                         1995               1994
                                                       -------------------------   ------------------------      ----
                                                                       Weighted-                  Weighted-
                                                                        Average                    Average
                                                                       Exercise                   Exercise
                                                         Shares          Price       Shares         Price       Shares
                                                         ------          -----       ------         -----       ------
 Options outstanding,
     beginning of year......................             991,345        $29.78       546,462       $28.12        493,810
 Options exercised..........................            (128,199)        27.65       (45,817)       13.49       (125,682)
 Options granted............................             260,084         42.63       490,700        30.10        178,334
                                                      ----------                  ----------                   ---------
 Options outstanding, end of year...........           1,123,230        $33.00       991,345       $29.78        546,462
                                                      ==========                  ==========                   =========

 Option price range at end of year..........          $    14.50 to               $    14.50 to                $   12.25 to
                                                      $  45.6875                  $  40.0625                   $ 40.0625

 Option price range for
     excercised shares......................          $    14.50 to               $    12.25 to                $   12.25 to
                                                      $  32.9375                  $  13.6875                   $   28.75

 Options available for grant
     at end of year.........................           1,282,916                   1,543,000                     539,578
                                                      ==========                  ==========                   =========

 Weighted-average fair value of options,
     granted during the year................          $    14.90                  $    13.12

The following table summarizes information about fixed-price stock options outstanding at December 27, 1996:


                                        Options Outstanding                         Options Exercisable
                        ---------------------------------------------------   --------------------------------
                                         Weighted-
                        Number           Average             Weighted-        Number            Weighted-
    Range of            Outstanding      Remaining           Average          Exercisable       Average
    Exercise Prices     at 12/27/96      Contractual Life    Exercise Price   at 12/27/96       Exercise Price
    ---------------     -----------      ----------------    --------------   -----------       --------------
$14.50                      2,691           3 years              $14.50           2,691               $14.50
 21.3125 to 22.125         28,387           4 years               21.51          28,387                21.51
 22.0625 to 28.6875        48,000           5 years               23.17          48,000                23.17
 26.9375 to 27.4375        88,000           6 years               27.34          88,000                27.34
 27.4375 to 28.75          94,667           7 years               28.50          94,667                28.50
 32.9375 to 40.0625       172,334           8 years               35.83         121,561                36.06
 29.75   to 35.25         429,067           9 years               30.14         302,282                30.20
 42.1875 to 45.6875       260,084          10 years               42.63              --                   --
                        ---------                                               -------

   14.50 to 45.6875     1,123,230                                               685,588
                        =========                                               =======

15. PREFERRED SHARE PURCHASE RIGHTS

      On September 22, 1987, the Corporation's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right on each share of the Corporation's common stock outstanding as of October 2, 1987. Each Right allows the shareholder to purchase a one one-hundredth of a share of a new series of preferred stock of the Corporation at an exercise price of $75. Rights are exercisable only if a person or group acquires 20% or more of the Corporation's



                                                                  (45 continued)
common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Corporation's common stock. The Rights, which do not have the right to vote or receive dividends, expire on October 2, 1997, and may be redeemed, prior to becoming exercisable, by the Board of Directors at $.02 per Right or by shareholder action with an acquisition proposal.

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

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


nonperformance by the counterparties. All of these financial instruments are with significant financial institutions that are primarily rated A (S&P) or better (see Notes 1 and 8).

      CARRYING AMOUNTS AND FAIR VALUES - The estimated fair values of the Corporation's financial instruments are as follows:

                                          1996                             1995
                                -------------------------       -------------------------
                                Carrying        Fair            Carrying        Fair
                                Amount          Value           Amount          Value
                                ------          -----           ------          -----
Nonderivatives:
Cash and short-term
   investments ...........      $ 404,329       $ 404,329       $ 279,984       $ 279,984
Long-term investments ....            700           1,170           4,150           4,650
Long-term debt ...........       (829,043)       (828,287)       (589,052)       (595,000)

Derivatives:
Foreign currency contracts          1,430           1,430         (17,700)        (17,700)
Interest rate swaps ......             --             260              --             200


    In the ordinary course of business, the Corporation is contingently liable for performance under letters of credit totaling approximately $166,000 and $139,000 at December 27, 1996 and December 29, 1995, respectively. In the Corporation's past experience, virtually no claims have been made against these financial instruments. Management of the Corporation does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero. As of December 27, 1996, the Corporation had $144,000 of forward exchange contracts outstanding. These forward exchange contracts mature between 1997 and 1998. Approximately 15% of these contracts require a domestic subsidiary to sell Japanese yen and receive U.S. dollars. The remaining contracts have been established by various international subsidiaries to sell a variety of currencies and either receive their respective functional currencies or other currencies for which they have payment obligations to third parties.

    Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Corporation places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base and their dispersion across different business and geographic areas. As of December 27, 1996 and December 29, 1995, the Corporation had no significant concentrations of credit risk. The Corporation had issued third party off-balance-sheet financial guarantees totaling approximately $20,000 at year end 1996 and 1995.

17. PROVISION FOR SPECIAL CHARGES

       (a) ASBESTOS CLAIMS - In the fourth quarter of 1996, the Corporation recorded a special pretax charge of $24,000 with respect to estimated probable payments for asbestos litigation that may not be covered by insurance due to insurers that have become, or may in the future become insolvent. The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries prior to and during the 1970s for which the insolvent insurers provided coverage. In conjunction with outside experts, the Corporation has carefully considered the financial viability and legal obligations of


(46 continued)
its insurance carriers and has concluded that after recognition of the special charge, insurers will continue to adequately fund the balance of the claims and defense costs relating to current and future asbestos litigation. The Corporation anticipates funding the major portion of this charge over the next five to ten years.

       (b) REORGANIZATION - In connection with the acquisition of Pyropower, the Corporation recorded a pretax reorganization provision in the fourth quarter of 1995 of $50,120. This provision related to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. The reorganization plan, when fully complete, will result in substantial cost savings and is expected to improve the competitive position of the Energy Equipment Group. This reorganization plan included a rationalization of manufacturing capacity and the reduction of approximately 630 salaried and hourly personnel. The provision for reorganization costs included the following items:

       NATURE OF COSTS                                            UNITED STATES        CANADA         TOTAL
       ---------------                                            -------------        ------         -----
     Write-off of excess buildings and
       equipment due to the rationalization of
       production capacity......................................    $ 3,125            $ 7,077        $10,202

     Employee severance cost and related benefits...............      6,950              9,977         16,927

     Asset write-downs (including stranded
       inventory) and provisions related to
       discontinuance of certain product lines
       (including incremental costs on certain
       completed contracts).....................................     13,164              6,176         19,340

     Other, including the write-off of
       accumulated translation adjustment
       for curtailed operations.................................      1,500              2,151          3,651
                                                                    -------            -------        -------

     Total pretax provision.....................................    $24,739            $25,381        $50,120
                                                                    =======            =======        =======


     The reorganization has been substantially completed as of the end of 1996 in accordance with the initial plan. Approximately 50% of the provision had a cash impact.

18. BUSINESS SEGMENTS - DATA

     The business of the Corporation and its subsidiaries falls within three business groups. The Engineering and Construction Group that designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure, including power- generation and distribution facilities, production terminals, pollution control equipment and water treatment facilities and process plants for the production of fine chemicals, pharmaceuticals, dyestuffs, fragrances, flavors, food additives and vitamins. Also, the E&C Group provides a broad range of environmental remediation services, together with related technical, design and regulatory services. The Energy Equipment Group designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial markets worldwide. Steam generating equipment includes a full range of fluidized-bed and conventional boilers firing coal, oil, gas, biomass and other municipal solid waste, waste wood and low-Btu gases. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment and low-NO(x) burners. Site services related to these products encompass plant erection, maintenance engineering, plant upgrading and life extension, and plant repowering. In addition, this Group provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. The Energy Equipment Group also provides proprietary solutions and systems for many separation applications and manufactures highly-engineered chemical-separations equipment for the petroleum refining, petrochemical, chemical and gas processing industries. The Power Systems Group utilizes Foster Wheeler's strengths in design, engineering, manufacturing and construction to build, own or lease, and operate cogeneration, independent power production and resource recovery facilities as well as facilities for the process and petrochemical industries.

     The Corporation conducts its business on a global basis. The E&C Group accounted for the largest portion of the Corporation's revenues and operating income over the last ten years. In 1996, the Group accounted for approximately 64% of the operating revenues. The geographic dispersion of these operating revenues was as follows: 25% North America, 19% Asia, 35% Europe, 14% Middle East and 7% other. The Energy Equipment Group accounted for 32% of the operating revenues of the Corporation. The geographic dispersion of these operating revenues was as follows: 34% North America, 34% Asia, 25% Europe and 7% other. The Power Systems Group accounted for 4% of the Corporation's 1996 operating revenues.

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

     Financial information with respect to business segments and geographic data for the years 1996, 1995 and 1994 is on pages 26 and 27 (unaudited as to unfilled orders and new orders booked).