Form 10-K, Exhibit 13
period 1997-12-26
FOSTER WHEELER CORP
filed 1998-03-19
CIK 38321

                                                                      EXHIBIT 13

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

FINANCIAL SECTION


                      Comparative Financial Statistics                        23
                      ----------------------------------------------------------
                      Management's Discussion and Analysis                    24
                      ----------------------------------------------------------
                      Consolidated Balance Sheet                              32
                      ----------------------------------------------------------
                      Consolidated Statement of Earnings                      33
                      ----------------------------------------------------------
                      Report of Independent Accountants                       33
                      ----------------------------------------------------------
                      Consolidated Statement of Changes
                      in Stockholders' Equity                                 34
                      ----------------------------------------------------------
                      Consolidated Statement of Cash Flows                    35
                      ----------------------------------------------------------
                      Notes to Financial Statements                           36





COMPARATIVE FINANCIAL STATISTICS
(In Thousands, Except per Share Amounts)

                                                 1997              1996             1995             1994           1993
                                                 ----              ----             ----             ----           ----

Unfilled orders, end of year .............   $ 7,184,628       $ 7,135,413      $ 6,473,990      $ 5,135,452    $ 3,884,114
Revenues .................................     4,172,015         4,040,611        3,081,930        2,271,123      2,654,505
Provision for special charges ............            --            24,000           50,120               --             --
(Loss)/earnings before income taxes ......        (5,234)(1)       126,866(2)        69,663(3)       106,867         96,818
Provision for income taxes ...............         5,229            44,626           41,129           41,457         39,114
Net (loss)/earnings ......................       (10,463)           82,240           28,534           65,410         57,704
(Loss)/earnings per share:
    Basic ................................   $      (.26)      $      2.03      $       .79      $      1.83    $      1.62
    Diluted ..............................   $      (.26)      $      2.02      $       .78      $      1.82    $      1.61
Shares outstanding:
    Basic:
       Weighted average number of shares
         outstanding .....................        40,677            40,592           36,322           35,788         35,656
    Diluted:
       Effect of stock options ...........             *               167              107               90             83
                                             -----------       -----------      -----------      -----------    -----------
    Total diluted ........................        40,677            40,759           36,429           35,878         35,739
                                             ===========       ===========      ===========      ===========    ===========

Current assets ...........................   $ 1,545,271       $ 1,762,448      $ 1,468,973      $ 1,112,709    $   983,454
Current liabilities ......................     1,437,052         1,441,894        1,270,276          890,579        778,989
Working capital ..........................       108,219           320,554          198,697          222,130        204,465
Land, buildings and equipment (net) ......       824,452           724,779          644,812          566,156        567,216
Total assets .............................     3,366,363         3,510,334        2,975,809        2,140,334      1,806,201
Bank loans ...............................        53,748            52,278           86,869           77,350         59,725
Long-term borrowings (including current
    installments):
    Corporate and other debt .............       445,836           441,399          289,958          190,819        118,961
    Project debt .........................       443,360           387,644          299,094          308,383        310,303
Net assets owned .........................       619,430           688,958          625,867          456,494        400,176
Net assets owned per common share of stock   $     15.21       $     16.95      $     15.46      $     12.75    $     11.21
Rate of return on net assets .............          (1.5)%            13.1%             6.3%            16.3%          14.9%
Cash dividends per share of common stock .   $      .835       $       .81      $       .77      $       .72    $      .645


(1) Includes in 1997 a net charge of $110,900 ($76,400 after tax) consisting of the following pretax items: Second quarter amounts: Gain on sale of Glitsch International, Inc.'s operations-$56,400; provision for Robbins Resource Recovery Facility-$60,000; provision for reorganization costs of the Energy Equipment Group-$32,000; and write-downs of long-lived assets-$6,500. Third quarter amounts:
         Contract write-downs-$24,000 (Engineering & Construction Group) and $30,000 (Energy Equipment Group). Fourth quarter amount: Realignment of the Engineering & Construction Group's European operations-$14,800.

(2) Includes in 1996 a provision of $24,000 ($15,600 after tax) for asbestos claims.

(3) Includes in 1995 a provision of $50,120 ($46,500 after tax) for reorganization costs.

* The effect of the stock options was not included in the calculation of diluted earnings per share as these options were antidilutive due to the 1997 loss.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

BUSINESS GROUPS (See Note 17 to Financial Statements.)
(In Millions of Dollars)

                                                                                                               CORPORATE
                                                         ENGINEERING                                           AND
                                                         AND                  ENERGY             POWER         FINANCIAL
                                             TOTAL       CONSTRUCTION         EQUIPMENT          SYSTEMS       SERVICES (1)
                                             -----       ------------         ---------          -------       ------------
1997

Unfilled orders .....................         7,184.6        5,295.6          1,604.5           255.0             29.5
New orders booked ...................         5,063.9        3,583.5          1,295.4           159.2             25.8
Revenues ............................         4,172.0        2,808.7          1,143.4           208.5             11.4
Interest expense (2) ................            54.7            5.7             12.6            23.2             13.2
Loss before income taxes ............            (5.2)          51.5(5)          49.0(5)        (51.4)(5)        (54.3)(5)
Identifiable assets .................         3,366.4        1,241.3            896.9           888.0            340.2
Capital expenditures ................           189.8           42.1             14.6           131.2              1.9
Depreciation ........................            52.3           22.6             13.8            13.2              2.7


1996

Unfilled orders .....................         7,135.4        4,958.2          1,763.4           384.9             28.9
New orders booked ...................         5,570.3        3,568.4          1,787.7           209.3              4.9
Revenues ............................         4,040.6        2,580.9          1,309.4           158.9             (8.6)
Interest expense (2) ................            54.9            3.1             15.5            23.3             13.0
Earnings before provision for special
  charges and income taxes ..........           150.9           92.0             79.2            27.3            (47.6)
Earnings before income taxes ........           126.9           92.0             79.2            27.3            (71.6)(4)
Identifiable assets .................         3,510.3        1,165.0          1,130.2           730.3            484.8
Capital expenditures ................           158.5           36.7             18.1            96.8              6.9
Depreciation ........................            54.3           19.2             19.0            12.4              3.7


1995

Unfilled orders .....................         6,474.0        4,566.6          1,651.6           227.0             28.8
New orders booked ...................         4,071.4        2,927.7          1,000.5           138.4              4.8
Revenues ............................         3,081.9        2,146.2            774.5           157.2              4.0
Interest expense (2) ................            49.0            2.8              8.1            24.5             13.6
Earnings before provision for special
  charges and income taxes ..........           119.8           84.4             51.2            29.3            (45.1)
Earnings before income taxes ........            69.7           84.4              1.1(3)         29.3            (45.1)
Identifiable assets .................         2,975.8        1,022.3            923.6           583.1            446.8
Capital expenditures ................            59.4           23.0             18.9            14.0              3.5
Depreciation ........................            51.7           16.6             13.6            17.6              3.9

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES





GEOGRAPHIC AREAS (See Note 17 to Financial Statements.)
(In Millions of Dollars)

                                                                                                            CORPORATE
                                                                                                            AND
                                                          UNITED                                            FINANCIAL
                                            TOTAL         STATES          EUROPE             CANADA         SERVICES (1)
                                            -----         ------          ------             ------         ------------
1997

Unfilled orders .....................       7,184.6        3,496.7           3,591.4             67.0             29.5
New orders booked ...................       5,063.9        2,112.5           2,812.9            112.7             25.8
Revenues ............................       4,172.0        1,690.1           2,378.7             91.8             11.4
Interest expense (2) ................          54.7           36.0               4.7              0.8             13.2
Loss before income taxes ............          (5.2)         (36.9)(5)          78.1(5)           7.9(5)         (54.3)(5)
Identifiable assets .................       3,366.4        1,644.4           1,335.5             46.3            340.2



1996

Unfilled orders .....................       7,135.4        3,377.0           3,677.7             51.8             28.9
New orders booked ...................       5,570.3        2,468.2           2,998.2             99.0              4.9
Revenues ............................       4,040.6        1,671.9           2,301.7             75.6             (8.6)
Interest expense (2) ................          54.9           36.2               4.3              1.4             13.0
Earnings before provision for special
  charges and income taxes ..........         150.9           60.4             128.8              9.3            (47.6)
Earnings before income taxes ........         126.9           60.4             128.8              9.3            (71.6)(4)
Identifiable assets .................       3,510.3        1,730.0           1,247.7             47.8            484.8



1995

Unfilled orders .....................       6,474.0        3,098.3           3,318.3             28.6             28.8
New orders booked ...................       4,071.4        1,832.9           2,167.6             66.1              4.8
Revenues ............................       3,081.9        1,520.9           1,491.2             65.8              4.0
Interest expense (2) ................          49.0           31.3               2.5              1.6             13.6
Earnings before provision for special
  charges and income taxes ..........         119.8           72.6              92.9             (0.6)           (45.1)
Earnings before income taxes ........          69.7           47.9(3)           92.9            (26.0)(3)        (45.1)
Identifiable assets .................       2,975.8        1,444.5           1,032.6             51.9            446.8




(1) Includes general corporate income and expense, and the Corporation's captive insurance operation.

(2) Includes intercompany interest charged by Corporate to the business groups on outstanding borrowings.

(3) Includes in 1995 a provision of $50.1 for reorganization costs. Geographic allocation: United States-$24.7; Canada-$25.4.

(4)      Includes in 1996 a provision of $24.0 for asbestos claims.

(5) Includes in 1997 a net charge of $110.9 ($76.4 after tax) consisting of the following pretax items: Second quarter amounts: Gain on sale of Glitsch International, Inc.'s operations-$56.4 (Energy Equipment Group); provision for Robbins Resource Recovery Facility-$60.0 (Power Systems Group); provision for reorganization costs-$32.0 (Energy Equipment Group); and write-downs of long-lived assets-$6.5 (Corporate and Financial Services). Third quarter amounts: Contract write-downs-$24.0 (Engineering & Construction Group) and $30.0 (Energy Equipment Group). Fourth quarter amount: European realignment cost- $14.8 (Engineering & Construction Group). The geographic allocation of the $110.9 is as follows: United States-$64.8, Europe-$34.3, Canada-$5.3 and Corporate and Financial Services-$6.5.


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


THREE YEARS ENDED DECEMBER 26, 1997

GENERAL

The Corporation's consolidated backlog at the end of fiscal 1997 was $7,184.6 million, an increase of $49.2 million over the amount reported for the end of fiscal 1996 of $7,135.4 million, which in turn represented an increase of 10% from a backlog at the end of fiscal 1995 of $6,474.0 million. The dollar amount of backlog is not necessarily indicative of the future earnings of the Corporation related to the performance of such work. Although backlog represents only business which is considered firm, there can be no assurance that cancellations or scope adjustments will not occur. Due to additional factors outside of the Corporation's control, such as changes in project schedules, the Corporation cannot predict with certainty the portion of backlog which may not be performed. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scopes and costs. The net reduction in backlog from project adjustments and cancellations for fiscal 1997 was $619.5 million, compared with $966.2 million in fiscal 1996 and $249.3 million in fiscal 1995. The Corporation's future award prospects include several large-scale international projects. The large size and uncertain timing of these projects can create variability in the Corporation's contract awards, and therefore, future award trends are difficult to predict.

  New orders awarded for fiscal 1997 ($5,063.9 million) were 9.1% lower than new orders awarded in fiscal 1996 ($5,570.3 million), which were 37% higher than new orders awarded in fiscal 1995 ($4,071.4 million). A total of 58% of new orders in fiscal 1997 was for projects awarded to the Corporation's subsidiaries located outside of the United States as compared to 56% in fiscal 1996 and 55% in fiscal 1995. Key geographic regions outside of the United States contributing to new orders awarded in fiscal 1997 were Europe, China, Southeast Asia and the Middle East.

  Operating revenues increased in fiscal 1997 by $54.5 million compared to fiscal 1996, to $4,060.0 million from $4,005.5 million, which in turn represented a 32% or $963.3 million increase as compared to fiscal 1995 of $3,042.2 million.

  Gross earnings from operations, which are equal to operating revenues minus the cost of operating revenues ("gross earnings"), decreased $251.3 million or 51% in fiscal 1997 as compared to fiscal 1996, to $243.2 million from $494.5 million, which was an increase of approximately 24% over gross earnings for fiscal 1995. Included in cost of operating revenues for 1997 were the following provisions: $60.0 million for the Robbins Resource Recovery Facility, $32.0 million for reorganization of the Energy Equipment Group, $24.0 million for contract write-downs in the Engineering and Construction Group, $30.0 million for contract write-downs in the Energy Equipment Group and $13.3 million for realignment of the European operations of the Engineering and Construction Group.






26 (continued)

  In the fourth quarter of 1996, the Corporation recorded a special pretax charge of $24.0 million with respect to estimated probable payments for asbestos litigation that may not be covered by insurance due to insurers that have become, or may in the future become insolvent. The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries prior to and during the 1970s for which the insolvent insurers provided coverage. In conjunction with outside experts, the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that after recognition of the special charge, insurers will continue to adequately fund the balance of the claims and defense costs relating to current and future asbestos litigation. The Corporation anticipates funding the major portion of this charge over the next five to ten years.

  Selling, general and administrative expenses decreased $28.9 million in fiscal 1997 as compared to fiscal 1996, to $268.0 million from $296.9 million, which in turn represented an increase from expenses reported in fiscal 1995 of $250.4 million. General and administrative expenses decreased by $20.9 million in fiscal 1997 and selling expenses decreased by $6.7 million, principally as a result of the sale of Glitsch International in the second quarter.

  Other income in fiscal 1997 as compared to fiscal 1996 increased $76.9 million to $112.0 million from $35.1 million. The Corporation recorded a $56.4 million gain on the sale of Glitsch International, Inc.'s operations to Koch Engineering Company. This gain was included in other income in the second quarter. The Corporation received approximately $185.0 million in cash for the majority of the assets of Glitsch International, Inc. The retained net assets have been valued at their current estimated realizable value which are not material to the overall

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


operations of the Corporation. For segment reporting purposes, the earnings of Glitsch International, Inc. up to the closing date of June 27, 1997, were included in the operating results of the Corporation within the Energy Equipment Group. In addition to the Glitsch transaction gain, approximately $13.4 million in equity earnings of unconsolidated affiliates, and a gain of $2.8 million related to the sale of an office building in France were included in other income in 1997. Other income in fiscal 1996 as compared to fiscal 1995 decreased $4.7 million or 12% to $35.1 million from $39.8 million, of which $1.7 million was related to lower interest income.

  Other deductions in fiscal 1997 increased $12.8 million primarily due to the provision of approximately $8.0 million for disposition of certain under-performing assets. Included in the $8.0 million was a provision of $6.5 million for the disposition of Ullrich Copper, Inc. This subsidiary was sold in the third quarter with no additional financial impact. In fiscal 1996, other deductions increased $11.7 million primarily due to increases in interest expense of $5.9 million and amortization of intangibles of $6.3 million.

  In connection with the acquisition of Pyropower, the Corporation recorded a pretax provision for reorganization costs in the fourth quarter of 1995 of $50.1 million. This provision relates to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. Approximately 50% of the above provision had a cash impact. This reorganization was completed at the end of 1997 in accordance with the initial plan.

  The tax provision for fiscal 1997 was $5.2 million on losses before income taxes of $5.2 million primarily due to taxes on foreign earnings and losses. The effective tax rate for fiscal 1996 was 35.2% compared to 59.0% in fiscal 1995. The fiscal 1995 effective tax rate differed from the U.S. statutory rate primarily as a result of increasing the deferred tax asset valuation allowance by $14.5 million and an increase in state income taxes. The increase in the valuation allowance resulted from the 1995 provision for reorganization costs. This provision resulted in additional deferred tax assets for financial reporting purposes, thereby reducing the likelihood that a portion of the tax credit carryforwards will be utilized.

  The net loss for 1997 was $(10.5) million or $(.26) basic per share. The net loss included after-tax charges recorded in the second and fourth quarters of $64.0 million and $12.2 million, respectively, and the after-tax gain on sale of Glitsch International, Inc. of $36.7. Net earnings for 1996 were $82.2 million or $2.03 basic per share, after recording a special after-tax charge for asbestos claims of $15.6 million ($.38 basic per share). Net earnings excluding the provision for asbestos claims were $97.8 million or $2.41 basic per share. Net earnings for 1995 were $28.5 million or $.79 basic per share, which included an after-tax provision for reorganization costs of $46.5 million ($1.28 basic per share).


ENGINEERING AND CONSTRUCTION GROUP

The E&C Group's backlog at the end of fiscal 1997 was $5,295.6 million, a 7% increase over backlog of $4,958.2 million at the end of fiscal 1996, which in turn represented a 9% increase from backlog of $4,566.6 million at the end of fiscal 1995. The increase in fiscal 1996 as compared to fiscal 1995 was due to awards of a polysilicon plant in the United States and a LNG plant in Oman.

  New orders awarded to the E&C Group in fiscal 1997 amounted to $3,583.5 million compared with $3,568.4 million in fiscal 1996. New orders increased 22% in fiscal 1996 as compared to fiscal 1995 levels of $2,927.7 million. The 1996 increase was due primarily to the LNG and polysilicon plants.

  The E&C Group reported an 8% increase in operating revenues in fiscal 1997 as compared to fiscal 1996 from $2,556.1 million to $2,772.9 million, which in turn represented a 21% increase from fiscal 1995 operating revenues of $2,120.2 million. The increase in fiscal 1997 operating revenues compared to 1996 was due to increased activities in the United Kingdom and the United States. The increase in fiscal 1996 operating revenues as compared to fiscal 1995 was primarily the result of increased activities of the Italian and Spanish subsidiaries.

  The Corporation includes pass-through costs on cost-plus contracts, which are customer-reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer. The percentage relationship between pass-through costs of contracts and revenues will fluctuate from year to year depending on a variety of factors including the mix of business in the years compared. Historically, engineering service revenues have higher margins than either construction or maintenance services.


                                                                  27 (continued)

  The E&C Group's gross earnings decreased $41.6 million in fiscal 1997 as compared with fiscal 1996 or 20%, to $166.1 million from $207.7 million, which in turn represented an increase of 7% from gross earnings of $194.8 million in fiscal 1995. The decrease in fiscal 1997 was attributed to a provision of approximately $24.0 million on several projects in the third quarter of 1997 for which the Corporation is seeking recovery of a significant portion from clients and the $13.3 million provision for the realignment of the Group's European operations. The new structure will bring the Italian, French and Spanish operations under common management, headquartered in Milan, Italy. The $13.3 million pretax charge includes $6.2 million for severance and benefits for employees to be terminated and $6.6 million for office lease expense, due to the consolidation of the Reading, United Kingdom operations into one facility. Also in 1997, there was a decrease in gross earnings in the Spanish subsidiary of $13.1 million. Approximately $2.4 million of the increase in fiscal 1996 as compared to fiscal 1995 was attributable to the Corporation's environmental remediation and service activities. The remaining increases in fiscal 1996 were attributable to the successful completion of several major contracts by subsidiaries in the United Kingdom, Spain and Italy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ENERGY EQUIPMENT GROUP

The Energy Equipment Group's backlog was $1,604.5 million at the end of fiscal 1997, representing a 9% decrease in the backlog of $1,763.4 million at the end of fiscal 1996, which in turn represented a 7% increase over backlog of $1,651.6 million at the end of fiscal 1995. Approximately $130.0 million of the decrease in backlog in fiscal 1997 was attributable to the sale of Glitsch International, Inc.

  New orders awarded to the Energy Equipment Group were $1,295.4 million, $1,787.7 million and $1,000.5 million in fiscal years 1997, 1996 and 1995, respectively. Of such new orders, $113.0 million, $260.7 million and $331.8 million were related to Glitsch International, Inc.'s activities, which were sold at the end of June 1997. This accounted for the majority of the decrease in 1997. Power generation new orders amounted to $1,182.4 million, $1,527.0 million and $668.7 million for fiscal years 1997, 1996 and 1995, respectively.

  Operating revenues for the Energy Equipment Group decreased 18% in fiscal 1997 as compared to fiscal 1996, to $1,064.1 million from $1,294.9 million, which in turn represented an increase of 70% from fiscal 1995 of $761.9 million. The decrease in 1997 is primarily attributable to the sale of Glitsch International, Inc.'s operations in the second quarter. The increase in operating revenues in 1996 primarily resulted from power-generation activities including the acquisition of Pyropower.

  The Energy Equipment Group's gross earnings decreased by $134.0 million or 60%, to $88.1 million in fiscal 1997 from $222.1 million in fiscal 1996, which in turn represented a 52% increase from gross earnings in fiscal 1995 of $76.4 million. The decrease in 1997 is attributable to (1) the sale of Glitsch International, Inc. accounting for $34.0 million, (2) reorganization costs of $32.0 million recorded in the second quarter of 1997, and (3) $30.0 million in provisions for increased costs on three projects, which were initially bid and executed out of the San Diego office. The reorganization costs represent the last phase of the Group's reorganization started in 1995 following the Pyropower acquisition. These actions will result in a further reduction in operating costs with a more efficient project execution capability. This plan includes $14.5 million for the discontinuance of certain product lines, including incremental costs on certain completed contracts. Approximately $9.2 million of the charge relates to the consolidation of the San Diego operations with the Group's activities in New Jersey. Of this amount $5.2 million was for personnel costs, including severance and related benefits, and the balance represents write-downs of property to its net realizable value. These San Diego long-lived assets are now considered to be for sale and have been accounted for at their current market value less estimated cost to sell. The remaining balance of $8.3 million is primarily related to the write-down of a Canadian cogeneration plant to its net realizable value. Approximately 70% of the Energy Equipment Group's charges mentioned above will have a cash impact. 50% of this cost was paid out by year-end and the balance will be paid out during 1998.

POWER SYSTEMS GROUP

The Power Systems Group's operating revenues increased in fiscal 1997 as compared to fiscal 1996, to $197.7 million from $149.6 million, and 1995 operating revenues of $150.8 million.

  The Group's gross earnings decreased $76.3 million in fiscal 1997 as compared with fiscal 1996 to a $13.5 million loss from earnings of $62.8 million, which in turn represented an increase of $5.2 million from gross earnings of $57.6 million in fiscal 1995. The loss in 1997 is primarily due to a $60.0 million provision with respect to the Robbins Resource Recovery Facility. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership, operates this facility under a long-term operating lease. By virtue of this facility's qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided costs." Since the State repealed the Retail Rate Law and a 1997 decision in State Court regarding procedural matters, management of the Corporation determined that a charge against current earnings was required. Management considers this charge to be sufficient to cover the anticipated losses until the end of 1999, reflecting the time period within which the Corporation expects the Courts to provide relief from the State government's repeal of the Illinois Retail Rate Law or other alternatives are undertaken. Approximately 60% of the $60.0 million had a cash-flow impact in 1997; the balance will be expended over the following two years. In addition, earnings of the Group were negatively impacted as a result of noncapitalizable development costs.



28 (continued)

RESEARCH AND DEVELOPMENT

The Corporation is continually engaged in research and development efforts, both in performance and analytical services on current projects and in development of new products and processes. During fiscal years 1997, 1996 and 1995, approximately $16.1 million, $16.9 million and $11.1 million, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $40.4 million, $29.6 million and $25.9 million, respectively, were spent on customer-sponsored research activities that were paid for by customers of the Corporation.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

FINANCIAL CONDITION

From the beginning of fiscal 1995 to the end of fiscal 1997, net assets have increased by $162.9 million. Stockholders' equity at the end of fiscal 1997 was $619.4 million as compared to $689.0 million at the end of fiscal 1996 and $625.9 million at the end of fiscal 1995. In November 1995, the Corporation issued 4,620,000 shares of common stock in a public offering, which increased stockholders' equity by $158.3 million. For fiscal 1997, the net loss of $10.5 million, change in the accumulated translation adjustment of $28.3 million and payment of dividends to stockholders of $34.0 million had the effect of reducing stockholders' equity in 1997.

  For the fiscal years 1995, 1996 and 1997, long-term investments in land, buildings and equipment were $59.4 million, $158.5 million and $189.8 million, respectively. During the next few years, capital expenditures will continue to be directed primarily toward strengthening and supporting the Corporation's core businesses. At the end of June 1997, the Corporation sold the majority of the operations of Glitsch International, Inc. for approximately $185.0 million in cash.

  Long-term debt, including current installments, and bank loans increased by $366.3 million, net of repayments of $212.5 million, during the three-year period. At year-end 1997, the Corporation had $205.0 million outstanding under the Revolving Credit Agreements, the proceeds of which were used to fund domestic working capital and other corporate requirements and make a scheduled $22.0 million debt repayment under the Corporation's 8.58% unsecured promissory private placement notes (the "Private Notes").

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

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents amounted to $167.4 million at December 26, 1997, a decrease of $99.7 million from the prior fiscal year-end, principally as a result of the increase in cash required for operating activities. Short-term investments decreased $45.3 million to $91.9 million at the end of 1997. During fiscal 1997, the Corporation paid $34.0 million in stockholder dividends, repaid debt of $34.6 million, including a scheduled $22.0 million repayment of the Private Notes, and funded other operating requirements. The Corporation incurred incremental borrowings of $33.5 million under the Revolving Credit Agreements.

  During fiscal 1997, cash flow used for operating activities totaled $120.1 million. In 1996, cash flow provided from operating activities amounted to $111.0 million. This change was primarily due to a reduction of advance payments by customers and current status of contracts in process. The majority of the operating cash flow was generated by international operations, as domestic working capital needs were significant. The Corporation's working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of the Corporation's contracts. Working capital needs have increased as a result of the Corporation's satisfying requests from its customers, primarily in the Energy Equipment Group, for more favorable payment terms under contracts. Such requests generally include reduced advance payments and less favorable payment schedules to the Corporation.

  The Corporation's contracts in process and inventories increased by $11.7 million during 1997 from $403.5 million at December 27, 1996, to $415.2 million at December 26, 1997. The increase in the contracts in process and inventories in fiscal 1997 can be attributed to increases in the E&C Group of $49.8 million and $17.1 million in the Energy Equipment Group, offset by reductions in the Power Systems Group of $41.8 million and $13.4 million in Corporate and Financial Services. In addition, accounts and notes receivable decreased by $86.4 million in fiscal 1997 to $799.4 million from $885.8 million in fiscal 1996. The E&C Group decreased by approximately $33.6 million, primarily due to a reduction of contracts in the Spanish and French subsidiaries. The balance of the decrease can be attributed principally to the Energy Equipment Group, primarily due to the sale of Glitsch International, Inc's operations.

                                                                  29 (continued)

  Management of the Corporation expects its customers' requests for more favorable payment terms under Energy Equipment Group contracts to continue as a result of the competitive market in which the Corporation operates. The Corporation's pricing of contracts recognizes additional costs associated with the use of working capital. The Corporation intends to satisfy the increased working

MANAGEMENT'S DISCUSSION AND ANALYSIS

capital needs through internal cash generation, borrowings under its Revolving Credit Agreements and third-party financing in the capital markets. Under the Corporation's existing shelf registration statement, there is approximately $135.0 million available.

  The Corporation will be required to pay the final principal installment of $22.0 million on the Private Notes on September 30, 1998. The Corporation expects to make such payment from internally generated cash, borrowings under its Revolving Credit Agreements and/or third-party financing in the capital markets.

  The Corporation has lease payments due under two long-term operating leases of $14.0 million in fiscal 1998, $18.2 million in fiscal 1999 and $35.6 million in fiscal 2000 and other rental payments under leases for office space. The Corporation expects to make these lease payments from cash available from operations and borrowings under the Revolving Credit Agreements. Leasing arrangements for equipment, which are short term in nature, are not expected to have a material impact on the Corporation's liquidity or capital resources.

  Management of the Corporation believes that cash and cash equivalents on hand of $167.4 million and short-term investments of $91.9 million at December 26, 1997, combined with cash flow from operating activities, available credit under its Revolving Credit Agreements and access to third-party financings in the capital markets will be adequate to meet its working capital and liquidity needs for the foreseeable future.

  In 1996, the Corporation completed the construction of a recycling and waste-to-energy project for the Village of Robbins, Illinois. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership ("the Partnership"), will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." Under the Retail Rate Law, the utility was entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State was to be reimbursed by the facility for the tax credit beginning after the 20th year following the initial sale of electricity to the utility. The State repealed the Retail Rate Law insofar as it applies to this facility. The Partnership is contesting the Illinois legislature's partial repeal of the Retail Rate Law in Court. In the event this litigation is not successful and no other means are available to generate revenue from the sale of electric power above that provided by selling electricity at the "avoided cost," there may be an additional adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions, the Corporation in the second quarter of 1997 recorded a charge of $60.0 million sufficient to cover the anticipated losses until the year 1999. This time period is subject to considerable uncertainty.

  In 1997, the United States Supreme Court effectively invalidated New Jersey's long-standing municipal solid waste flow rules and regulations. The immediate effect was to eliminate the guaranteed supply of municipal solid waste to the Camden County Waste-to-Energy Project (the "Project") with its corresponding tipping fee revenues. As a result, tipping fees have been reduced to market rate in order to provide a steady supply of fuel to the plant. Those market-based revenues are not expected to be sufficient to service the debt on outstanding bonds, which were issued to construct the plant and to acquire a landfill for Camden County's use. The Corporation has filed suit against the involved parties, including the State of New Jersey, seeking among other things to void the applicable contracts and agreements governing the Project. Pending outcome of the litigation and the results of legislative initiatives in New Jersey to solve the crisis, management believes that the plant will continue to operate at full capacity while receiving market rates for waste disposal. At this time, management cannot determine the ultimate outcome and its effect on the Project.

  Management's strategy for managing risks associated with interest rate fluctuations is to enter into financial instrument transactions, such as interest rate swaps and forward rate agreements, to reduce such risks. Management's strategy for managing transaction risks associated with currency fluctuations is for each operating unit to enter into forward foreign exchange agreements to hedge its exposure on contracts into the operating unit's functional currency. The Corporation utilizes all such financial instruments solely for hedging. Corporate policy prohibits the speculative use of such instruments. The Corporation is exposed to credit loss in the event of nonperformance by the counter parties to such financial instruments. To minimize this risk, the Corporation enters into these financial instruments with financial institutions that are primarily rated A or better by Standard & Poor's or A2 or better by Moody's. Management believes that the geographical diversity of the Corporation's operations mitigates the effects

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


of the currency translation exposure. No significant unhedged assets or liabilities are maintained outside the functional currency of the operating subsidiaries. Accordingly, translation exposure is not hedged.

  The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries during the 1970s and prior. As of December 26, 1997, there were approximately 65,000 (1996-92,600) claims pending. Approximately 29,800 new claims were filed in 1997. The Corporation has agreements with insurance carriers covering a substantial portion of the potential costs relating to these exposures. During the three-year period ended December 26, 1997, the Corporation tried, settled or summarily disposed of approximately 96,300 (1997-57,300) asbestos-related claims. Approximately $76,700, substantially all of which was reimbursed or will be reimbursed, were spent on asbestos litigation defense and case resolution during the three-year period (1995-$21,000; 1996-$27,000; 1997-$28,700). The Corporation has recorded, with respect to asbestos litigation, an asset relating to probable insurance recoveries and a liability relating to probable losses. These assets and liabilities were estimated based on historical data developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that except for those insurers that have become or may become insolvent, the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation (see
Note 18).

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

OTHER ACCOUNTING MATTERS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) and No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  This Statement requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

  This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

  SFAS No. 131 establishes standards for the way that public business companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers.

  This Statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated.

  The adoption of these Statements will not have an impact on the Corporation's consolidated results of operations, financial position or cash flow.

                                                                  31 (continued)

YEAR 2000 CONVERSION

The Corporation has established a committee to coordinate the identification, evaluation, and implementation of changes to computer systems and applications necessary to achieve a year 2000-date conversion. Software failures due to processing errors potentially arising from calculations using the year 2000 date are a known risk. Major areas of potential business impact are currently being identified. The assessment has yet to be made of the total cost of compliance and its effect on the Corporation's future results of operations.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEET
(In Thousands of Dollars, Except per Share Amounts)

                                                                                       December 26,        December 27,
                                                                                           1997               1996
                                                                                       ------------        ------------
                                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ....................................................       $   167,417        $   267,149
  Short-term investments .......................................................            91,888            137,180
  Accounts and notes receivable:
     Trade .....................................................................           663,505            769,494
     Other .....................................................................           135,870            116,291
  Contracts in process .........................................................           406,378            363,716
  Inventories ..................................................................             8,808             39,799
  Prepaid and refundable income taxes ..........................................            46,175             38,627
  Prepaid expenses .............................................................            25,230             30,192
                                                                                       -----------        -----------
     Total current assets ......................................................         1,545,271          1,762,448
                                                                                       -----------        -----------
Land, buildings and equipment ..................................................         1,138,098          1,054,786
Less accumulated depreciation ..................................................           313,646            330,007
                                                                                       -----------        -----------
     Net book value ............................................................           824,452            724,779
                                                                                       -----------        -----------

Notes and accounts receivable - long-term ......................................            86,353             74,296
Investments and advances .......................................................           127,629             73,725
Intangible assets, net .........................................................           298,217            331,463
Prepaid pension cost and benefits ..............................................           187,200            180,473
Other, including insurance recoveries ..........................................           275,582            359,362
Deferred income taxes ..........................................................            21,659              3,788
                                                                                       -----------        -----------
     TOTAL ASSETS ..............................................................       $ 3,366,363        $ 3,510,334
                                                                                       ===========        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current installments on long-term debt .......................................       $    33,528        $    32,764
  Bank loans ...................................................................            53,748             52,278
  Accounts payable .............................................................           380,016            359,503
  Accrued expenses .............................................................           246,144            275,527
  Estimated costs to complete long-term
     contracts .................................................................           603,224            562,984
  Advance payments by customers ................................................            98,865            116,903
  Income taxes .................................................................            21,527             41,935
                                                                                       -----------        -----------
     Total current liabilities .................................................         1,437,052          1,441,894
Long-term debt, less current installments ......................................           855,668            796,279
Minority interest in subsidiary companies ......................................            26,730             13,106
Deferred income taxes ..........................................................            34,148             30,095
Postretirement and other employee benefits
  other than pensions ..........................................................           169,212            180,210
Other long-term liabilities and deferred
  credits ......................................................................           224,123            359,792
                                                                                       -----------        -----------
     TOTAL LIABILITIES .........................................................         2,746,933          2,821,376
                                                                                       -----------        -----------

STOCKHOLDERS' EQUITY:
Preferred Stock
  Authorized 1,500,000 shares; no par
  value - none outstanding
Common Stock
  $1.00 par value; authorized 160,000,000
  shares; issued: 1997-40,745,668;
  1996-40,651,241 ..............................................................            40,746             40,651
Paid-in capital ................................................................           201,105            197,970
Retained earnings ..............................................................           426,761            471,177
Accumulated translation adjustment .............................................           (48,887)           (20,545)
                                                                                       -----------        -----------
                                                                                           619,725            689,253
Less cost of treasury stock (10,804 shares) ....................................               295                295
                                                                                       -----------        -----------

     TOTAL STOCKHOLDERS' EQUITY ................................................           619,430            688,958
                                                                                       -----------        -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ................................       $ 3,366,363        $ 3,510,334
                                                                                       ===========        ===========

See notes to financial statements.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF EARNINGS
(In Thousands of Dollars, Except per Share Amounts)

                                                                 1997              1996             1995
                                                             -----------        ----------       ----------
REVENUES:
     Operating revenues ..............................       $ 4,059,965        $4,005,503       $3,042,177
     Other income (including interest:
         1997-$21,669; 1996-$21,714; 1995-$23,404) ...           112,050            35,108           39,753
                                                             -----------        ----------       ----------

         Total Revenues ..............................         4,172,015         4,040,611        3,081,930
                                                             -----------        ----------       ----------

COSTS AND EXPENSES:
     Cost of operating revenues ......................         3,816,748         3,510,970        2,642,290
     Selling, general and administrative expenses ....           268,026           296,921          250,369
     Other deductions (including interest:
         1997-$54,675; 1996-$54,940; 1995-$49,011) ...            89,544            76,678           64,998
     Provision for special charges ...................              --              24,000           50,120
     Minority interest ...............................             2,931             5,176            4,490
                                                             -----------        ----------       ----------

         Total Costs and Expenses ....................         4,177,249         3,913,745        3,012,267
                                                             -----------        ----------       ----------

(Loss)/earnings before income taxes ..................            (5,234)          126,866           69,663

Provision for income taxes ...........................             5,229            44,626           41,129
                                                             -----------        ----------       ----------

Net (loss)/earnings ..................................       $   (10,463)       $   82,240       $   28,534
                                                             ===========        ==========       ==========

(Loss)/earnings per share:
     Basic ...........................................       $      (.26)       $     2.03       $      .79
                                                             ===========        ==========       ==========
     Diluted .........................................       $      (.26)       $     2.02       $      .78
                                                             ===========        ==========       ==========

Shares outstanding:
     Basic:
         Weighted average number of shares outstanding            40,677            40,592           36,322
     Diluted:
         Effect of stock options .....................                 *               167              107
                                                             -----------        ----------       ----------

     Total diluted ...................................            40,677            40,759           36,429
                                                             ===========        ==========       ==========

* The effect of the stock options was not included in the calculation of diluted earnings per share as these options were antidilutive due to the 1997 loss.

See notes to financial statements.

                                                                  33 (continued)

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of Foster Wheeler Corporation

    We have audited the accompanying consolidated balance sheet of Foster Wheeler Corporation and Subsidiaries as of December 26, 1997 and December 27, 1996, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 26, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foster Wheeler Corporation and Subsidiaries as of December 26, 1997 and December 27, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 26, 1997 in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.


New York, New York
January 27, 1998

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands of Dollars, Except per Share Amounts)

                                                                    1997             1996             1995
                                                                 ---------        ---------        ---------
COMMON STOCK
     Balance at beginning of year ........................       $  40,651        $  40,498        $  35,833
     Sold under stock options: (shares: 1997-94,427;
       1996-128,199; 1995-45,817) ........................              95              128               45
     Restricted stock issued under incentive plans
       (shares: 1996-24,561) .............................            --                 25             --
     Issued in public offerings (shares: 1995-4,620,000) .            --               --              4,620
                                                                 ---------        ---------        ---------

       Balance at end of year ............................          40,746           40,651           40,498
                                                                 ---------        ---------        ---------

PAID-IN CAPITAL
     Balance at beginning of year ........................         197,970          192,721           38,266
     Stock option exercise price less par value ..........           2,665            3,417              573
     Excess of market value over cost of treasury stock or
       common stock issued under incentive plans .........            --              1,068               46
     Tax benefits related to stock options ...............             470              764              192
     Excess of proceeds received on issuance of common
       stock in public offerings less par value and costs             --               --            153,644
                                                                 ---------        ---------        ---------

       Balance at end of year ............................         201,105          197,970          192,721
                                                                 ---------        ---------        ---------

RETAINED EARNINGS
     Balance at beginning of year ........................         471,177          421,804          420,861
     Net (loss)/earnings for the year ....................         (10,463)          82,240           28,534
     Cash dividends paid:
       Common (per share outstanding: 1997-$.835;
          1996-$.81; 1995-$.77) ..........................         (33,953)         (32,867)         (27,591)
                                                                 ---------        ---------        ---------

       Balance at end of year ............................         426,761          471,177          421,804
                                                                 ---------        ---------        ---------

ACCUMULATED TRANSLATION ADJUSTMENT
     Balance at beginning of year ........................         (20,545)         (28,861)         (37,915)
     Change in accumulated translation adjustment during
       the year ..........................................         (34,615)           8,316            9,054
     Amount transferred to income upon sale of subsidiary            6,273             --               --
                                                                 ---------        ---------        ---------

       Balance at end of year ............................         (48,887)         (20,545)         (28,861)
                                                                 ---------        ---------        ---------

TREASURY STOCK
     Balance at beginning of year ........................             295              295              551
     Issued under incentive plans (shares: 1995-9,325) ...            --               --               (256)
                                                                 ---------        ---------        ---------

       Balance at end of year ............................             295              295              295
                                                                 ---------        ---------        ---------

     TOTAL STOCKHOLDERS' EQUITY ..........................       $ 619,430        $ 688,958        $ 625,867
                                                                 =========        =========        =========

See notes to financial statements.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands of Dollars)

                                                                                    1997             1996             1995
                                                                                 ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net (loss)/earnings .................................................       $ (10,463)       $  82,240        $  28,534
     Adjustments to reconcile net (loss)/earnings to
          cash flows from operating activities:
          Depreciation and amortization ..................................          62,010           63,605           54,625
          Noncurrent deferred tax ........................................         (13,216)           5,338            5,049
          Gain on sale of land, buildings and equipment ..................          (5,583)            (400)          (1,283)
          Equity earnings, net of dividends ..............................         (13,429)          (1,474)          (1,578)
          Net gain on sale of subsidiaries ...............................         (49,400)            --               --
          Provision for special charges ..................................            --             24,000           50,120
          Other noncash items ............................................          (6,534)          (5,133)          (4,891)
     Changes in assets and liabilities, net of effects of acquisitions and divestitures:
          Receivables ....................................................         (62,072)        (148,023)        (143,023)
          Contracts in process and inventories ...........................         (72,533)         (19,983)        (131,759)
          Accounts payable and accrued expenses ..........................          37,940           64,219           29,566
          Estimated costs to complete long-term contracts ................          83,675           17,376           50,096
          Advance payments by customers ..................................           1,251           39,300          (34,237)
          Income taxes ...................................................         (22,472)          13,520            3,801
          Other assets and liabilities ...................................         (49,231)         (23,629)         (10,327)
                                                                                 ---------        ---------        ---------

          Net cash (used)/provided by operating activities ...............        (120,057)         110,956         (105,307)
                                                                                 ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures ................................................        (189,767)        (158,526)         (59,432)
     Proceeds from sale of properties ....................................          12,516           16,278            2,918
     Payments for acquisitions of businesses, net of
          cash acquired ..................................................            --            (14,798)        (133,451)
     Sales of subsidiaries ...............................................         185,601             --               --
     Increase in investments and advances ................................         (40,426)         (10,926)         (13,596)
     Decrease/(increase)in short-term investments ........................          34,160          (19,713)           7,026
     Partnership distribution ............................................          (4,800)          (4,859)          (4,883)
                                                                                 ---------        ---------        ---------

          Net cash used by investing activities ..........................          (2,716)        (192,544)        (201,418)
                                                                                 ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends to stockholders ...........................................         (33,953)         (32,867)         (27,591)
     Proceeds from public offering of common stock, net ..................            --               --            158,264
     Proceeds from the exercise of stock options .........................           2,760            3,545              618
     Increase/(decrease)in short-term debt ...............................           7,590          (35,258)           7,243
     Proceeds from long-term debt ........................................          98,761          287,937          219,978
     Repayment of long-term debt .........................................         (34,551)         (47,646)        (130,329)
                                                                                 ---------        ---------        ---------

            Net cash provided by financing activities ....................          40,607          175,711          228,183
                                                                                 ---------        ---------        ---------

     Effect of exchange rate changes on cash and
          cash equivalents ...............................................         (17,566)           5,895            9,872
                                                                                 ---------        ---------        ---------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS .........................         (99,732)         100,018          (68,670)
Cash and cash equivalents at beginning of year ...........................         267,149          167,131          235,801
                                                                                 ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................................       $ 167,417        $ 267,149        $ 167,131
                                                                                 =========        =========        =========

Cash paid during the year for:
     Interest (net of amount capitalized) ................................       $  40,225        $  45,985        $  45,434
     Income taxes ........................................................       $  30,099        $  20,271        $  18,162

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Foster Wheeler Corporation and all significant domestic and foreign subsidiary companies.

     The Corporation's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, the years 1995, 1996 and 1997 included 52 weeks.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Significant estimates are used when accounting for long-term contracts including customer and vendor claims, depreciation, employee benefit plans, taxes, and contingencies (see Note 13), among others.

REVENUE RECOGNITION ON LONG-TERM CONTRACTS - The Engineering and Construction Group records profits on long-term contracts on a percentage-of-completion basis determined on the ratio of earned revenues to total contract price, after considering accumulated costs and estimated costs to complete each contract. Contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts. Contracts of the Engineering and Construction Group are generally considered substantially complete when engineering is completed and/or field construction is completed. The Corporation includes pass-through costs on cost-plus contracts, which are customer-reimbursable materials, equipment and subcontractor costs when the Corporation determines that it is responsible for the engineering specification, procurement and management of such cost components on behalf of the customer.

     The Energy Equipment Group primarily records profits on long-term contracts on a percentage-of-completion basis determined on a variation of the efforts-expended and the cost-to-cost methods, which include multiyear contracts that require significant engineering efforts and multiple delivery units. These methods are periodically subject to physical verification of the actual progress towards completion. Contracts of the Energy Equipment Group are generally considered substantially complete when manufacturing and/or field erection is completed.

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

     Certain special-purpose subsidiaries in the Power Systems Group are reimbursed for their costs, including repayment of project debt, for building and owning certain facilities over the lives of the service contracts. The Corporation records revenues relating to debt repayment obligations on these contracts on a straight-line basis over the lives of the service contracts, and records depreciation of the facilities on a straight-line basis over the estimated useful lives of the facilities, after consideration of the estimated residual value.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include highly liquid short-term investments purchased with original maturities of three months or less.

TRADE ACCOUNTS RECEIVABLE - In accordance with terms of long-term contracts, certain percentages of billings are withheld by customers until completion and acceptance of the contracts. Final payments of all such amounts withheld, which might not be received within a one-year period, are indicated in Note 3. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, has been included in current assets.

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

36 (continued)

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

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

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

     Provision is made for Federal income taxes which may be payable on foreign subsidiary earnings to the extent that the Corporation anticipates they will be remitted. Unremitted earnings of foreign subsidiaries, which have been, or are intended to be, permanently reinvested (and for which no Federal income tax has been provided) aggregated $273,000 at December 26, 1997. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and income and expenses and cash flows at monthly weighted average rates. Foreign currency transaction gains/(losses) for 1997, 1996 and 1995 were approximately $2,600, $(500) and $(1,600), respectively [$1,700, $(320) and $(1,000) net of taxes].
The Corporation enters into foreign exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Amounts receivable or payable under foreign exchange hedges are recognized as deferred gains or losses, and are included in either contracts in process or estimated costs to complete long-term contracts. The Corporation utilizes foreign exchange contracts solely for hedging purposes. Corporate policy prohibits the speculative use of financial instruments.

INVENTORIES - Inventories, principally materials and supplies, are stated at lower of cost or market, determined primarily on the average cost method.

INTANGIBLE ASSETS - Intangible assets for 1997 and 1996 consist principally of the excess of cost over the fair value of net assets acquired (goodwill) ($206,807 and $232,213), trademarks ($58,390 and $62,970) and patents ($33,020 and $36,280), respectively. These assets are being amortized on a straight-line basis over periods of 10 to 40 years. The Corporation periodically evaluates goodwill on a separate operating unit basis to assess recoverability, and impairments, if any, are recognized in earnings. In the event facts and circumstances indicate that the carrying amount of goodwill associated with an investment is impaired, the Corporation reduces the carrying amount to an amount representing the estimated undiscounted future cash flows before interest to be generated by the operation.

EARNINGS PER SHARE - At the end of 1997, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." All per share data has been restated to conform to the provisions of this Statement. Basic per share data has been computed based on the weighted average number of shares of common stock outstanding. Diluted per share data has been computed on the basic plus the dilution of stock options.


2.  ACQUISITIONS AND DIVESTITURES

In the fourth quarter of 1995, the Corporation acquired the power-generation business of A. Ahlstrom Corporation ("Pyropower") for approximately $200,000, including acquisition costs. The Pyropower agreement provided for post-closing adjustments to the purchase price based upon the final valuation of the acquired assets and assumed liabilities. This adjustment included provisions for working capital and net worth deficiencies. In addition, provision in the final adjustment was made for a minimum level of backlog and gross margin in backlog. Since Pyropower was acquired late in 1995 and was a complex worldwide operation, which required a comprehensive review of asset values and liabilities and a significant part of the study had to take into consideration the integration of Pyropower into the Energy Equipment Group, the final assessment of the values of the assets and liabilities was not completed until early in the fourth quarter of 1996. The acquisition made in 1995 has been accounted for as a purchase and the results of operations of this company have been included in the consolidated financial statements since the date of acquisition. Approximately $255,000 were allocated to cost in excess of net assets of subsidiaries acquired, $38,700 to patents and $65,000 to trademarks. The intangibles are being amortized on a straight-line basis over an average life of 35 years. The assets acquired also included $73,000 in cash and fixed assets of $79,000. In connection with acquisitions, contracts in process have been valued at an estimated contract price less estimated cost to complete and a reasonable profit margin on the completion effort. As a result, estimated cost to complete long-term contracts was increased by $68,300.

                                                                  37 (continued)

      In 1997, the Corporation sold two subsidiaries: (1) in the second quarter, an accrual for $6,500 was recognized for the valuation of Ullrich Copper, Inc. Since this subsidiary (a manufacturer of copper extrusions) was not part of the Corporation's three core business groups, management of the Corporation reached a decision to sell this subsidiary which was valued at the estimated fair value less the cost to sell. The final sale was completed in the third quarter of 1997 with no additional financial impact; and (2) in the second quarter, the Corporation recorded a $56,400 pretax ($36,660 after tax) gain on the sale of Glitsch International, Inc.'s operations to Koch Engineering Company. This gain was included in the second quarter. The Corporation received approximately $185,000 in cash for the majority of the assets

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


of Glitsch International, Inc. The retained net assets have been valued at their current estimated realizable value, which are not considered material to the overall operations of the Corporation. For segment reporting purposes, the earnings of Glitsch International, Inc. up to the closing date of June 27, 1997, were included in the operating results of the Corporation within the Energy Equipment Group.


3.  ACCOUNTS AND NOTES RECEIVABLE

The following tabulation shows the components of trade accounts and notes receivable:

                                                             1997           1996
                                                           --------       --------
From long-term contracts:
   Amounts billed due within one year .........            $443,355       $477,394
                                                           --------       --------
Retentions:
   Billed:
      Estimated to be due in:
             1997 .............................                --           21,578
             1998 .............................              48,694         16,046
             1999 .............................               3,367         20,028
             2000 .............................                 148           --
                                                           --------       --------
             Total billed .....................              52,209         57,652
                                                           --------       --------

   Unbilled:
      Estimated to be due in:
             1997 .............................                --          135,241
             1998 .............................             131,583            824
             1999 .............................                 540           --
             2000 .............................                 337           --
                                                           --------       --------
             Total unbilled ...................             132,460        136,065
                                                           --------       --------
             Total retentions .................             184,669        193,717
                                                           --------       --------
             Total receivables from
                long-term contracts ...........             628,024        671,111
Other trade and notes receivable ..............              36,719        102,458
                                                           --------       --------
                                                            664,743        773,569
Less, allowance for doubtful accounts .........               1,238          4,075
                                                           --------       --------
                                                           $663,505       $769,494
                                                           ========       ========


4.  CONTRACTS  IN  PROCESS  AND  INVENTORIES

Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:

                                  1997           1996           1995
                                --------       --------       --------

Contracts in process ....       $406,378       $363,716       $340,526
                                ========       ========       ========
Inventories:
   Materials and supplies       $  7,336       $ 31,037       $ 31,633
   Work in process ......           --            2,445          6,072
   Finished goods .......          1,472          6,317          5,011
                                --------       --------       --------
                                $  8,808       $ 39,799       $ 42,716
                                ========       ========       ========

The following tabulation shows the elements included in contracts in process as related to long-term contracts:

                                        1997           1996           1995
                                      --------       --------       --------
Costs plus accrued profits less
   earned revenues on contracts
   currently in process .......       $837,556       $633,392       $694,877
Less, Progress payments .......        431,178        269,676        354,351
                                      --------       --------       --------
                                      $406,378       $363,716       $340,526
                                      ========       ========       ========

38 (continued)

5.  LAND, BUILDINGS AND EQUIPMENT

Land, buildings and equipment are stated at cost and are set forth below:

                                                                         1997             1996
                                                                         ----             ----
      Land and land improvements..............................      $    19,820       $    21,419
      Buildings...............................................          134,574           154,160
      Equipment...............................................          744,484           743,434
      Construction in progress................................          239,220           135,773
                                                                    -----------       -----------
                                                                    $ 1,138,098       $ 1,054,786
                                                                    ===========       ===========


      Depreciation expense for the years 1997, 1996 and 1995 was $52,336, $54,374 and $51,706, respectively.


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

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

    The following table sets forth the plans' funded status as of the end of December 1997 and 1996:

                                                                     1997             1996
                                                                  ---------        ---------

Actuarial present value of accumulated benefit obligations:
    Vested ................................................       $ 439,455        $ 375,765
    Nonvested .............................................           8,991            9,135
                                                                  ---------        ---------
        Total .............................................       $ 448,446        $ 384,900
                                                                  =========        =========


Plan assets at fair value, primarily
    listed stocks and bonds ...............................       $ 542,601        $ 490,659
Projected benefit obligations .............................        (500,744)        (424,285)
                                                                  ---------        ---------

Excess of plan assets over projected
    benefit obligations ...................................          41,857           66,374
Unrecognized net loss due to past
    experience different from
    assumptions made ......................................          63,698           37,047
Unrecognized prior service cost ...........................          16,735           16,638
Unrecognized net assets being
    amortized over 12 years ...............................          (6,288)         (12,179)
                                                                  ---------        ---------
Prepaid pension cost ......................................       $ 116,002        $ 107,880
                                                                  =========        =========



Net periodic pension expense included the following components:

                                       1997            1996            1995
                                     --------        --------        --------
Service cost .................       $ 25,363        $ 17,424        $ 13,602
Interest cost on projected
    benefit obligation .......         33,526          29,476          27,327
Actual return on plan assets .        (61,110)        (43,600)        (38,848)
Net amortization and deferrals         11,076          (2,279)           (637)
                                     --------        --------        --------
Net periodic pension expense .       $  8,855        $  1,021        $  1,444
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

      The Corporation has a 401(k) plan for salaried employees. The Corporation, for the years 1997, 1996 and 1995, contributed a 50% match of the employees' contributions, which amounted to a cost of $5,500, $5,900 and $5,700, respectively.

      In addition to providing pension benefits, the Corporation and some of its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Employees may become eligible for these benefits if they reach normal retirement age while working for the Corporation. Benefits are provided through insurance companies.

      The following sets forth the plans' funded status reconciled with amounts reported in the Corporation's consolidated balance sheet at the end of December 1997 and 1996.


           Accumulated postretirement benefit obligation:

                                                  1997            1996
                                               ---------        --------

Retirees ...............................       $  82,329        $ 70,095
Fully-eligible active plan participants            7,704          11,927
Other active plan participants .........          33,099          36,895
                                               ---------        --------
Accumulated postretirement benefit .....         123,132         118,917
Unrecognized net (loss)/gain ...........          (2,442)          3,052
Unrecognized prior service cost ........          25,865          28,976
                                               ---------        --------

Accrued postretirement benefit liability       $ 146,555        $150,945
                                               =========        ========

                                                                  39 (continued)

     Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

                                       1997           1996           1995
                                     -------        -------        -------
Service cost .................       $ 1,000        $ 1,623        $ 1,247
Interest cost ................         6,264          6,010          6,186
Net amortization and deferrals        (2,211)        (2,101)        (2,165)
                                     -------        -------        -------
Net periodic postretirement
   benefit cost ..............       $ 5,053        $ 5,532        $ 5,268
                                     =======        =======        =======


      An 8.5% annual rate of increase in the per capita costs of covered health care benefits was assumed for 1998, gradually decreasing to 5% by the year 2011. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 26, 1997, by $3,740 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 by $275. Discount rates of 7.25% for 1997 and 7.75% for 1996 were used to determine the accumulated postretirement benefit obligation.


7.  BANK BORROWINGS

The approximate weighted average interest rates on borrowings outstanding (primarily foreign) at the end of 1997 and 1996 were 7% and 5%, respectively.

      Unused lines of credit for short-term bank borrowings aggregated $128,710 at year-end 1997, of which approximately 83% was available in the United States and Canada at interest rates not exceeding the prime commercial lending rate and the remainder was available overseas in various currencies at rates consistent with market conditions in the respective countries.

      Interest costs incurred in 1997, 1996 and 1995 were $65,054, $61,302 and $49,117 of which $10,379, $6,362 and $106, respectively, were capitalized.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

8.  LONG-TERM  DEBT

Long-term debt consisted of the following:

                                                                                        1997           1996
                                                                                      --------       --------
Corporate Debt
     8.58% unsecured promissory notes due on
        September 30, 1998 ....................................................       $ 22,000       $ 44,000

     Revolving Credit Agreements (average interest rate 6%) ...................        205,000        171,500
     6.75% Notes due November 15, 2005 ........................................        200,000        200,000

Special-purpose Project Debt
     The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects.

     Collateralized note payable, interest varies based on one of several money market rates (1997-year-end rate 6.895%), due semiannually through
        July 30, 2006 .........................................................         50,493         53,853
     Floating/Fixed Rate Resource Recovery
        Revenue Bonds, interest varies based on tax-exempt money market rates
        (1997 year-end rate 4.2%), due semiannually
        August 1, 1998 through February 1, 2010 ...............................         43,648         45,448
     Fixed Rate Trust Certificates, interest at 7.36%,
        due semiannually August 15, 1998 through
        February 15, 2014 .....................................................        162,000         97,923
     Solid Waste Disposal and Resource Recovery
        System Revenue Bonds, interest 7.125% to
        7.5%, due annually December 1, 1999
        through 2010 ..........................................................        120,150        120,150
     Resource Recovery Revenue Bonds, interest
        7.9% to 10%, due annually December 15,
        1998 through 2012 .....................................................         67,070         70,270

     Other ....................................................................         18,835         25,899
                                                                                      --------       --------
                                                                                       889,196        829,043
     Less, Current portion ....................................................         33,528         32,764
                                                                                      --------       --------
                                                                                      $855,668       $796,279
                                                                                      ========       ========

        Principal payments are payable in annual installments of:
           1999.........................................................................          $ 40,232
           2000.........................................................................            30,097
           2001.........................................................................           232,431
           2002.........................................................................            29,921
           2003.........................................................................            33,596
           Balance due in installments
              through 2014..............................................................           489,391
                                                                                                  --------
                                                                                                  $855,668
                                                                                                  ========



CORPORATE DEBT - The Corporation has $200,000 Notes in the public market which bear interest at a fixed rate of 6.75% per annum, payable semiannually, and mature November 15, 2005. The Notes have been rated BBB and Baa2 by Standard & Poor's and Moody's, respectively, and were issued under an indenture between the Corporation and Harris Trust and Savings Bank. The Notes are not redeemable prior to maturity and are not subject to any sinking fund requirements. The Notes will constitute senior unsecured indebtedness of the Corporation and will rank on parity with the Corporation's other senior unsecured indebtedness.

40 (continued)

      The Corporation has entered into a four-year Revolving Credit Agreement ($300,000) and a 364-day Revolving Credit Agreement ($100,000) (the "Revolving Credit Agreements") with a group of banks. The loans are for general corporate purposes. The maturity dates of the Revolving Credit Agreements are renewed each year subject to the approval of the Corporation and the banks. At year-end 1997, the Corporation had $205,000 outstanding of the $400,000 available under the Revolving Credit Agreements. The Corporation pays to the banks a facility fee on the total facility.

      The Note Agreement, pursuant to which the 8.58% unsecured promissory notes were issued, and the Revolving Credit Agreements require the maintenance of a maximum Consolidated Leverage Ratio and a minimum Consolidated Fixed Charge Coverage Ratio. At December 26, 1997, the Corporation was in compliance with all these provisions.

SPECIAL-PURPOSE SUBSIDIARY PROJECT DEBT - Special-purpose Subsidiary Project Debt represents debt incurred to finance the construction of cogeneration facilities or waste-to-energy projects. The notes and/or bonds are collateralized by the assets of each project.

COGENERATION PROJECTS - The note payable for $50,493 represents a loan under a bank credit facility to a limited partnership whose general partner is a Special-purpose Project Subsidiary. The limited partnership entered into an interest rate swap agreement, which fixed the interest rate on $62,000 of the original principal amount of the debt. Under this agreement, the limited partnership pays to the counterparties interest at 8.85% on the current notional principal and the counterparties pay to the limited partnership interest at a variable rate based on LIBOR on the notional principal. The notional principal of the swap amortizes through July 30, 1999, and at December 26, 1997, was $16,620. Amounts receivable under the swap agreements are reflected as a reduction of interest expense.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


      The Floating/Fixed Rate Resource Recovery Revenue Bonds in the amount of $43,648 were issued in a total amount of $45,450. The bonds are collateralized by an irrevocable standby letter of credit issued by a commercial bank.

      The Fixed Rate Trust Certificates were issued and remain outstanding in a total amount of $162,000 by a Chilean limited liability company owned 85% by a Special-purpose Subsidiary and 15% by the Chilean national oil company and one of its affiliates.

WASTE-TO-ENERGY PROJECTS - The Solid Waste Disposal and Resource Recovery System Revenue Bonds totaling $120,150 were issued in a total amount of $133,500. The bonds are collateralized by a pledge of certain revenues and assets of the project.

      The Resource Recovery Revenue Bonds of $67,070 were issued in a total amount of $86,780. The bonds are collateralized by a pledge of certain revenues and assets of the project.


9.  RESEARCH AND DEVELOPMENT

For the years 1997, 1996 and 1995, approximately $16,100, $16,900 and $11,100, respectively, were spent on Corporation-sponsored research activities. During the same periods, approximately $40,400, $29,600 and $25,900, respectively, were spent on customer-sponsored research activities, which were paid by customers of the Corporation.


10.  INCOME TAXES

The components of (loss)/earnings before income taxes for the years 1997, 1996 and 1995 were taxed under the following jurisdictions:

                                          1997             1996           1995
                                        --------        ---------        -------
   Domestic .....................       $(91,188)       $ (11,261)       $ 2,775
   Foreign ......................         85,954          138,127         66,888
                                        --------        ---------        -------
   Total ........................       $ (5,234)       $ 126,866        $69,663
                                        ========        =========        =======

The provision for income taxes on
those earnings was as follows:

Current tax (benefit)/expense:
   Domestic .....................       $(12,183)       $   6,002        $ 6,306
   Foreign ......................         40,059           31,197         17,883
                                        --------        ---------        -------
   Total current ................         27,876           37,199         24,189
                                        --------        ---------        -------
Deferred tax (benefit)/expense:
   Domestic .....................        (18,162)          (5,434)         5,508
   Foreign ......................         (4,485)          12,861         11,432
                                        --------        ---------        -------
   Total deferred ...............        (22,647)           7,427         16,940
                                        --------        ---------        -------

Total provision for income taxes        $  5,229        $  44,626        $41,129
                                        ========        =========        =======

                                                                  41 (continued)

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


      Deferred tax liabilities (assets) consist of the following:

                                             1997             1996
                                          ---------        ---------
Difference between book and
   tax depreciation ...............       $  89,562        $  90,995
Pension assets ....................          36,092           36,024
Capital lease transactions ........          11,899           12,201
Revenue recognition ...............          24,546           19,994
Other .............................           2,023            6,416
                                          ---------        ---------
Gross deferred tax liabilities ....         164,122          165,630
                                          ---------        ---------

Current taxability of estimated
   costs to complete
   long-term contracts ............          (7,331)          (9,061)
Income currently taxable deferred
   for financial reporting ........          (6,291)          (6,697)
Expenses not currently deductible
   for tax purposes ...............         (60,969)         (37,104)
Investment tax credit carryforwards         (30,251)         (30,251)
Postretirement benefits other
   than pensions ..................         (64,707)         (64,900)
Asbestos claims ...................          (6,370)          (8,400)
Minimum tax credits ...............          (9,822)          (6,832)
Foreign tax credits ...............         (21,400)         (21,400)
Other .............................          (1,809)          (3,166)
Valuation allowance ...............          20,000           20,000
                                          ---------        ---------
Net deferred tax assets ...........        (188,950)        (167,811)
                                          ---------        ---------

                                          $ (24,828)       $  (2,181)
                                          =========        =========


      The domestic investment tax credit carryforwards, if not used, will expire in the years 2002 through 2007. Foreign tax credit carryforwards are recognized based on their potential utilization and, if not used, will expire in the years 1998 through 2002. The Corporation has significant foreign tax credit carryforwards for which deferred tax assets have not been recorded since their utilization is deemed remote. As reflected above, the Corporation has recorded various deferred tax assets. Realization is dependent on generating sufficient taxable income prior to the expiration of the various credits. Management believes that it is more likely than not that all of the deferred tax assets (after consideration of the valuation allowance) will be realized through future earnings and/or tax planning strategies. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


      The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

                                                     1997           1996           1995
                                                    ------         ------         ------
Tax (benefit)/provision
   at U.S. statutory rate ...................       ( 35.0%)         35.0%          35.0%
State income taxes, net of
   Federal income tax benefit ...............         36.9            2.0            4.4
Increase in valuation allowance .............         --             --             20.8
Difference in estimated
   income taxes on foreign income and losses,
   net of previously provided amounts .......        104.9           --             --
Other .......................................         (6.9)          (1.8)          (1.2)
                                                    ------         ------         ------
                                                      99.9%          35.2%          59.0%
                                                    ======         ======         ======


11.  LEASES

The Corporation entered into a sale/leaseback of the 600-ton-per-day waste-to-energy plant in Charleston, South Carolina, in 1989. The terms of the agreement are to lease back the plant under a long-term operating lease for 25 years. In 1994, the Corporation entered into a lease agreement for a 1,600-ton-per-day recycling and waste-to-energy plant located in Robbins, Illinois, which went into commercial operation in January 1997 (see Note 13). The terms of the agreement are to lease the facility under a long-term operating lease for 32 years. Recourse under these lease agreements is primarily limited to the assets of the special-purpose entities. The lease expense for the years 1995, 1996 and 1997 was $9,300, $9,300 and $32,700, respectively.

      The minimum lease payments under these long-term noncancelable operating leases are as follows:


      1998 ................................       $ 14,012
      1999 ................................         18,218
      2000 ................................         35,578
      2001 ................................         35,580
      2002 ................................         53,598
      Thereafter ..........................        692,566
                                                  --------
      Total ...............................       $849,552
                                                  ========

     The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $26,500 in 1997, $28,800 in 1996 and $26,000 in 1995. Future
minimum rental commitments on noncancelable leases are as follows: 1998 - $25,200; 1999 - $23,600; 2000 - $20,400; 2001 - $19,800; 2002 - $17,500; and an
aggregate of $16,300 thereafter.


12.  QUARTERLY  FINANCIAL  DATA (UNAUDITED)

                                             Three Months Ended
                          -----------------------------------------------------------
1997                      March 28         June 27         Sept. 26          Dec. 26
----                      --------       ----------       ----------       ----------
Operating revenues        $965,114       $1,030,634       $1,029,994       $1,034,223
Gross earnings from
    operations ....        110,599           30,948           19,487           82,183
Net earnings/(loss)         20,221           (3,631)(a)      (29,348)(b)        2,295(c)

42 (continued)

Earnings/(loss) per share:
    Basic ...........................              .50             (.09)             (.72)              .06
    Diluted .........................              .50             (.09)             (.72)              .06
Shares outstanding:
    Basic:
       Weighted average
         number of shares outstanding           40,642           40,643            40,688            40,734
    Diluted:
       Effect of stock options ......              140                *                 *                68
                                            ----------       ----------        ----------        ----------
    Total diluted ...................           40,782           40,643            40,688            40,802
                                            ==========       ==========        ==========        ==========

Cash dividends per share ............             .205              .21               .21               .21

Stock prices:
    High ............................            42.75            41.50            48.125             44.75
    Low .............................           35.875           35.125             39.75            26.688

1996                                         March 29       June 28        Sept. 27        Dec. 27
                                             --------       --------       --------       ----------
Operating revenues ...................       $843,916       $970,535       $960,912       $1,230,140
Gross earnings from
    operations .......................        117,274        117,495        128,011          131,753
Net earnings .........................         23,436         25,065         23,965            9,774(d)

Earnings per share:
    Basic ............................            .58            .62            .59              .24
    Diluted ..........................            .58            .61            .59              .24
Shares outstanding:
    Basic:
       Weighted average
          number of shares outstanding         40,513         40,596         40,621           40,640
    Diluted:
       Effect of stock options .......            202            194            177              127
                                             --------       --------       --------       ----------
    Total diluted ....................         40,715         40,790         40,798           40,767
                                             ========       ========       ========       ==========

Cash dividends per share .............           .195           .205           .205             .205

Stock prices:
    High .............................          47.25         47.125          45.00           44.625
    Low ..............................         39.375          39.75         39.875            33.75


(a) Includes a gain of $56,400 related to the sale of Glitsch International, Inc. and a charge of $98,500, a net loss of $27,400 net of income taxes $(.67) per share. See Notes 2 and 18.

(b) Includes $54,000 for contract write-downs, a net loss of $36,800 $(.91) per share. See Note 18.

(c) Includes a charge of $14,800 for the realignment of the Engineering & Construction Group in Europe, a net loss of $12,200 $(.30) per share. See Note 18.

(d) Includes a provision for asbestos claims of $15,600, net of income taxes $(.38) per share. See Note 18.

* The effect of the stock options was not included in the calculation of diluted earnings per share as these options were antidilutive due to the quarterly loss.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


13.   LITIGATION AND UNCERTAINTIES


In the ordinary course of business, the Corporation and its subsidiaries enter into contracts providing for assessment of damages for nonperformance or delays in completion. Suits and claims have been or may be brought against the Corporation by customers alleging deficiencies in either equipment or plant construction. Based on its knowledge of the facts and circumstances relating to the Corporation's liabilities, if any, and to its insurance coverage, management of the Corporation believes that the disposition of suits will not result in charges against assets or earnings materially in excess of amounts previously provided in the accounts.

    The Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries during the 1970s and prior. As of December 26, 1997, there were approximately 65,000 (1996-92,600) claims pending. Approximately 29,800 new claims were filed in 1997. The Corporation has agreements with insurance carriers covering a substantial portion of the potential costs relating to these exposures. During the three-year period ended December 26, 1997, the Corporation tried, settled or summarily disposed of approximately 96,300 (1997-57,300) asbestos-related claims. Approximately $76,700, substantially all of which was reimbursed or will be reimbursed, were spent on asbestos litigation defense and case resolution during the three-year period (1995-$21,000; 1996-$27,000; 1997-$28,700). The Corporation has recorded, with respect to asbestos litigation, an asset relating to probable insurance recoveries and a liability relating to probable losses. These assets and liabilities were estimated based on historical data developed in conjunction with outside experts. Management of the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that except for those insurers that have become or may become insolvent, the insurers will continue to adequately fund claims and defense costs relating to asbestos litigation (see
Note 18).

    In 1997, the United States Supreme Court effectively invalidated New Jersey's long-standing municipal solid waste flow rules and regulations. The immediate effect was to eliminate the guaranteed supply of municipal solid waste to the Camden County Waste-to-Energy Project (the "Project") with its corresponding tipping fee revenue. As a result, tipping fees have been reduced to market rate in order to provide a steady supply of fuel to the plant. Those market-based revenues are not expected to be sufficient to service the debt on outstanding bonds which were issued to construct the plant and to acquire a landfill for Camden County's use. The Corporation has filed suit against the involved parties, including the State of New Jersey, seeking among other things to void the applicable contracts and agreements governing the Project. Pending outcome of the litigation and the results of legislative initiatives in New Jersey to solve the crisis, management believes that the plant will continue to operate at full capacity while receiving market rates for waste disposal. At this time, management cannot determine the ultimate outcome and its effect on the Project.

    In 1996, the Corporation completed the construction of a recycling and waste-to-energy project for the Village of Robbins, Illinois. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership ("the Partnership"), will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." Under the Retail Rate Law, the utility was entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State was to be reimbursed by the facility for the tax credit beginning after the 20th year following the initial sale of electricity to the utility. The State repealed the Retail Rate Law insofar as it applied to this facility. The Partnership is contesting the Illinois legislature's partial repeal of the Retail Rate Law in Court. In the event this litigation is not successful and no other means are available to generate revenue from the sale of electric power above that provided by selling electricity at the "avoided cost," there may be a significant adverse financial impact on the operating results of the project. However, based on reasonable financial and economic assumptions, the Corporation in the second quarter of 1997 recorded a charge of $60,000 sufficient to cover the anticipated losses until the year 1999 (see Note 18), reflecting the time period within which the Corporation expects the Courts to provide relief from the State government's repeal of the Illinois Retail Rate Law or other alternatives are undertaken. This time period is subject to considerable uncertainty.

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

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)


14.  STOCK OPTION PLANS

The Corporation has two fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Corporation's two stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            1997               1996              1995
                                                            ----               ----              ----
         Net (loss)/earnings - as reported                 $(10,463)          $ 82,240          $ 28,534
                                                           =========          ========          ========
         Net (loss)/earnings - pro forma                   $(13,093)          $ 79,725          $ 24,434
                                                           =========          ========          ========

         (Loss)/earnings per share - as reported
                Basic                                      $  (.26)            $2.03           $  .79
                Diluted                                    $  (.26)*           $2.02           $  .78
         (Loss)/earnings per share - pro forma
                Basic                                      $  (.32)            $1.96           $  .67
                Diluted                                    $  (.32)*           $1.96           $  .67

         * Stock options not included in diluted earnings per share due to loss in 1997.


    The assumption regarding the stock options issued to executives in 1997 and 1996 was that 100% of such options vested in each year, rather than one-third as required by the Plan, since one-third of the previous two years would have vested in 1997, 1996 and 1995.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                            1997               1996               1995
                                                            ----               ----               ----
           Dividend yield                                    2.22%            1.83%              2.21%
           Expected volatility                              27.52%           27.56%             37.20%
           Risk-free interest rate                           6.25%            5.63%              7.68%
           Expected life (years)                             5.0              7.5                7.5

      Under the 1995 Stock Option Plan approved by the stockholders in April 1995, the total number of shares of common stock that may be granted is 1,500,000. In April 1990, the stockholders approved a Stock Option Plan for Directors of the Corporation. On April 29, 1997, the stockholders approved an amendment of the Directors' Stock Option Plan, which authorizes the granting of options on 400,000 shares of common stock to directors who are not employees of the Corporation, who will automatically receive an option to acquire 3,000 shares each year.

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

44 (continued)

      Information regarding these option plans for 1997, 1996 and 1995 is as follows:

                                                               1997                     1996                     1995
                                                      ------------------------------------------------------------------------
                                                                    Weighted-                Weighted-                Weighted-
                                                                    Average                  Average                   Average
                                                                    Exercise                 Exercise                 Exercise
                                                       Shares         Price        Shares      Price       Shares       Price
                                                       ------         -----        ------      -----       ------       -----
      Options outstanding, beginning of year......    1,123,230      $33.00        991,345     $29.78      546,462      $28.12
      Options exercised...........................      (94,427)      29.23       (128,199)     27.65      (45,817)      13.49
      Options granted.............................      379,500       36.96        260,084      42.63      490,700       30.10
                                                      ---------                  ---------                --------
      Options outstanding, end of year............    1,408,303      $34.32      1,123,230     $33.00      991,345      $29.78
                                                      =========                  =========                ========

      Option price range at end of year ..........    $14.50 to                  $14.50 to                $14.50 to
                                                      $45.6875                   $45.6875                 $40.0625

      Option price range for exercised shares.....    $21.3125 to                $14.50 to                $12.25 to
                                                      $42.1875                   $32.9375                 $13.6875

      Options available for grant at end of year...   1,153,416                 1,282,916                 1,543,000
                                                      =========                 =========                 =========

      Weighted-average fair value of options,
          granted during the year.................       $10.67                   $14.90                     $13.12

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES

                 The following table summarizes information about fixed-price stock options outstanding at December 26, 1997:

                                                    Options Outstanding                             Options Exercisable
                                     ----------------------------------------------------     ---------------------------------
                                                         Weighted-
                                       Number            Average             Weighted-          Number             Weighted-
              Range of               Outstanding        Remaining             Average         Exercisable           Average
              Exercise Prices        at 12/26/97     Contractual Life      Exercise Price     at 12/26/97        Exercise Price
              ---------------        -----------     ----------------      --------------     -----------        --------------
             $14.50                     2,691             2 years              $14.50             2,691               $14.50
             21.3125 to 22.125         24,727             3 years               21.54            24,727                21.54
             22.0625 to 28.6875        40,500             4 years               23.37            40,500                23.37
             26.9375 to 27.4375        76,833             5 years               27.33            76,833                27.33
             27.4375 to 28.75          89,667             6 years               28.49            89,667                28.49
             32.9375 to 40.0625       160,834             7 years               36.04           160,834                36.04
             29.75 to 35.25           375,967             8 years               30.19           317,578                30.22
             42.1875 to 45.6875       257,584             9 years               42.64           114,528                43.20
             36.9375 to 37.25         379,500            10 years               36.96                 -                    -
                                      -------                                                   -------
             14.50 to 45.6875       1,408,303                                                   827,358
                                    =========                                                   =======



15.   PREFERRED  SHARE  PURCHASE  RIGHTS

On September 22, 1987, the Corporation's Board of Directors (the "Board") declared a dividend distribution of one Preferred Share Purchase Right on each share of the Corporation's common stock outstanding as of October 2, 1987 and adopted the Rights Agreement, dated as of September 22, 1987 (the "Rights Agreement"). On September 30, 1997, the Board amended and restated the Rights Agreement. Each Right allows the shareholder to purchase a one one-hundredth of a share of a new series of preferred stock of the Corporation at an exercise price of $175. Rights are exercisable only if a person or group acquires 20% or more of the Corporation's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Corporation's common stock. The Rights, which do not have the right to vote or receive dividends, expire on October 2, 2007, and may be redeemed, prior to becoming exercisable, by the Board at $.02 per Right or by shareholder action with an acquisition proposal.

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

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)




CARRYING AMOUNTS AND FAIR VALUES - The estimated fair values of the Corporation's financial instruments are as follows:

                                                              1997                           1996
                                                   ------------------------       ------------------------
                                                     Carrying        Fair           Carrying         Fair
                                                      Amount         Value           Amount          Value
                                                      ------         -----           ------          -----
    Nonderivatives:
    Cash and short-term
       investments.............................      $259,305       $259,305        $404,329        $404,329
    Long-term investments......................           700          1,240             700           1,170
    Long-term debt.............................      (889,196)      (888,321)       (829,043)       (828,287)

    Derivatives:
    Foreign currency
       contracts...............................        31,210         31,210           1,430           1,430
    Interest rate swaps........................             -           (605)              -             260

    In the ordinary course of business, the Corporation is contingently liable for performance under letters of credit totaling approximately $252,000 and $166,000 at December 26, 1997 and December 27, 1996, respectively. In the Corporation's past experience, no material claims have been made against these financial instruments. Management of the Corporation does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero. As of December 26, 1997, the Corporation had $475,000 of forward exchange contracts outstanding. These forward exchange contracts mature between 1998 and 2002. Approximately 18% of these contracts require a domestic subsidiary to sell Japanese yen and receive U.S. dollars. The remaining contracts have been established by various international subsidiaries to sell a variety of currencies and either receive their respective functional currencies or other currencies for which they have payment obligations to third parties.

    Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist principally of cash equivalents and trade receivables. The Corporation places its cash equivalents with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base and their dispersion across different business and geographic areas. As of December 26, 1997 and December 27, 1996, the Corporation had no significant concentrations of credit risk. The Corporation had issued third-party off-balance-sheet financial guarantees totaling approximately $77,000 and $20,000 at year-end 1997 and 1996, respectively. Also, the Corporation has agreed to provide a working capital support facility to the Robbins Resource Recovery Limited Partnership of which $63,000 was available at year-end 1997.


17.  BUSINESS SEGMENTS - DATA

The business of the Corporation and its subsidiaries falls within three business groups. THE ENGINEERING AND CONSTRUCTION GROUP designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure, including power- generation and distribution facilities, production terminals, pollution control equipment and water treatment facilities and process plants for the production of fine chemicals, pharmaceuticals, dyestuffs, fragrances, flavors, food additives and vitamins. Also, the E&C Group provides a broad range of environmental remediation services, together with related technical, design and regulatory services. THE ENERGY EQUIPMENT GROUP designs, manufactures and erects steam- generating and auxiliary equipment for power stations and industrial markets worldwide. Steam-generating equipment includes a full range of fluidized-bed and conventional boilers firing coal, oil, gas, biomass and other municipal solid waste, waste wood and low-Btu gases. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment and low-NOX burners. Site services related to these products encompass plant erection, maintenance engineering, plant upgrading and life extension, and plant repowering. In addition, this Group provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. At the end of June 1997, the Energy Equipment Group sold Glitsch International, Inc. which provided proprietary solutions and systems for many separation applications and manufactured highly engineered chemical-separations equipment for the petroleum refining, petrochemical, chemical and gas processing industries. THE POWER SYSTEMS GROUP utilizes Foster Wheeler's strengths in design, engineering, manufacturing and construction to build, own or lease, and operate cogeneration, independent power production and resource recovery facilities as well as facilities for the process and petrochemical industries.

       The Corporation conducts its business on a global basis. The E&C Group accounted for the largest portion of the Corporation's revenues and operating income over the last ten years. In 1997, the Group accounted for approximately 68% of the operating revenues. The geographic dispersion of these operating revenues was as follows: 34% North America, 8% Asia, 35% Europe, 17% Middle East and 6% other. The Energy Equipment Group accounted for 27% of the operating revenues of the Corporation. The geographic dispersion of these operating revenues was as follows: 27% North America, 44% Asia, 24% Europe and 5% other. The Power Systems Group accounted for 5% of the Corporation's 1997 operating revenues.

46 (continued)

       Earnings of segments represent revenues less expenses attributable to that group or geographic area where the operating units are located. Revenues between business segments are immaterial and are netted against the revenues of the respective segments.

       Export revenues and intercompany revenues are not significant. No single customer represents 10% or more of total revenues.

                                     FOSTER WHEELER CORPORATION AND SUBSIDIARIES


       Identifiable assets by group are those assets that are directly related to and support the operations of each group. Corporate assets are principally cash, investments and real estate.

       Financial information with respect to business segments and geographic data for the years 1997, 1996 and 1995 is on pages 24 and 25 (unaudited as to unfilled orders and new orders booked).


18.  OTHER EVENTS

In 1997, the Corporation recognized in the cost of operating revenues the following:

   (1) in the second quarter, $92,000 related to: (a) $60,000 against the Power Systems Group with respect to the Robbins Resource Recovery facility. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership, operates this facility under a long-term operating lease. By virtue of this facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." The State repealed the Retail Rate Law insofar as it applied to this facility. As the result of the failure of the bill introduced in the Illinois State Legislature, which would have reinstated the Retail Rate Law and a 1997 decision in State Court regarding procedural matters, management of the Corporation determined that a charge against current earnings was required. Management considers this charge to be sufficient to cover the anticipated losses until the year 1999, reflecting the time period within which the Corporation expects the Courts to provide relief from the State government's repeal of the Illinois Retail Rate Law. Approximately 60% of the $60,000 had a cash-flow impact in 1997; the balance will be expended over the following two years. (b) $32,000 against the Energy Equipment Group representing the last phase of the Group's reorganization started in 1995 following the Pyropower acquisition. These actions will result in a further reduction in operating costs with a more efficient project execution capability. This plan includes $14,500 for the discontinuance of certain product lines including incremental costs on certain completed contracts. Approximately $9,200 of the charge relates to the consolidation of the San Diego operations with the Group's activities in New Jersey. The $9,200 includes approximately $5,200 for personnel costs including severance and related benefits. The balance ($4,000) represents write-downs of San Diego assets (primarily land and buildings) in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." These San Diego long-lived assets are now considered to be for sale and have been accounted for at their current market value less estimated cost to sell. The remaining balance of approximately $8,300 is primarily related to the write-down of a Canadian cogeneration plant in accordance with SFAS No.121. As a result of the current reorganization, this cogeneration plant is now considered to be for sale. The basis of this plant has been adjusted to its estimated fair market value less cost to sell. Approximately 70% of the Energy Equipment Group's charges mentioned above will have a cash impact. Approximately 50% of this cost was paid out by year-end and the balance will be paid out during 1998.

   (2) in the third quarter $54,000 related to: (a) The Engineering and Construction Group recorded provisions amounting to $24,000 on several projects for which it is seeking recovery of a portion from clients. The ultimate outcome of these claims as to both timing and amount is uncertain; (b) The Energy Equipment Group recorded approximately $30,000 in provisions for increased cost on three projects, which were initially bid and executed out of the San Diego office. As previously announced in July 1997, this operation has been closed and the execution of contracts transferred to the New Jersey headquarters.

   (3) in the fourth quarter of 1997, the Corporation recorded a previously announced $14,800 provision for the realignment of the Engineering and Construction Group's European operations. The new structure will bring the Italian, French, and Spanish operations under common management, headquartered in Milan, Italy. This provision includes a charge of $6,200 for severance costs, $6,600 for office lease expense, due to the consolidation of the Reading, United Kingdom operations into one facility and $500 for other organizational costs. A $1,500 provision for the write-down of certain under-performing assets was included in other deductions.

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

                                                                  47 (continued)

Reorganization - In connection with the acquisition of Pyropower, the Corporation recorded a pretax reorganization provision in the fourth quarter of 1995 of $50,120. This provision related to the reorganization of the operations of the Energy Equipment Group that existed before the acquisition of Pyropower. This reorganization plan included a rationalization of manufacturing capacity and the reduction of approximately 630 salaried and hourly personnel. The reorganization plan was completed in 1997.