Form 10-K/A, Exhibit 13
period 1997-12-26
FOSTER WHEELER CORP
filed 1998-12-18
CIK 38321

EXHIBIT  13
                                                                     -----------
                                     Foster Wheeler Corporation And Subsidiaries

FINANCIAL SECTION

                      ----------------------------------------------------------
                        Comparative Financial Statistics
                      ----------------------------------------------------------
                        Management's Discussion and Analysis
                      ----------------------------------------------------------
                        Consolidated Balance Sheet
                      ----------------------------------------------------------
                       Consolidated Statement of Earnings
                      ----------------------------------------------------------
                       Report of Independent Accountants
                      ----------------------------------------------------------
                       Consolidated Statement of Changes in Stockholders' Equity
                      ----------------------------------------------------------
                       Consolidated Statement of Cash Flows
                      ----------------------------------------------------------
                       Notes to Financial Statements
                      ----------------------------------------------------------




COMPARATIVE FINANCIAL STATISTICS
(In Thousands, Except per Share Amounts)


                                                        1997<F4>        1996             1995          1994            1993
                                                        ----           ----             ----          ----            ----

Unfilled orders, end of year......................   $7,184,628      $7,135,413     $6,473,990      $5,135,452     $3,884,114
Revenues..........................................    4,172,015       4,040,611      3,081,930       2,271,123      2,654,505
Provision for special charges.....................         -             24,000         50,120            -              -
Earnings before income taxes......................       19,516    <F1> 126,866   <F2>  69,663  <F3>   106,867         96,818
Provision for income taxes........................       13,892          44,626         41,129          41,457         39,114
Net earnings......................................        5,624          82,240         28,534          65,410         57,704
Earnings per share:
     Basic........................................        $ .14           $2.03          $ .79           $1.83          $1.62
     Diluted......................................        $ .14           $2.02          $ .78           $1.82          $1.61
Shares outstanding:
     Basic:
        Weighted average number of shares
          outstanding.............................       40,677          40,592         36,322          35,788         35,656
     Diluted:
        Effect of stock options...................          127             167            107              90             83
                                                         ------          ------         ------          ------         ------
     Total diluted................................       40,804          40,759         36,429          35,878         35,739
                                                         ======          ======         ======          ======         ======

Current assets....................................   $1,545,271      $1,762,448     $1,468,973      $1,112,709       $983,454
Current liabilities...............................    1,412,302       1,441,894      1,270,276         890,579        778,989
Working capital...................................      132,969         320,554        198,697         222,130        204,465
Land, buildings and equipment (net)...............      824,452         724,779        644,812         566,156        567,216
Total assets......................................    3,357,700       3,510,334      2,975,809       2,140,334      1,806,201
Bank loans........................................       53,748          52,278         86,869          77,350         59,725
Long-term borrowings (including current
    installments):
    Corporate and other debt......................      445,836         441,399        289,958         190,819        118,961
    Project debt..................................      443,360         387,644        299,094         308,383        310,303
Net assets owned..................................      635,517         688,958        625,867         456,494        400,176
Net assets owned per common share of stock               $15.60          $16.95         $15.46          $12.75         $11.21
Rate of return on net assets....................           0.8%           13.1%           6.3%           16.3%          14.9%
Cash dividends per share of common stock...               $.835            $.81           $.77            $.72          $.645

<F1> Includes in 1997 a net charge of $50,900  ($37,400 after tax) consisting of the following pretax items: Second quarter amounts: Gain on sale of Glitsch International, Inc.'s operations-$56,400; provision for reorganization costs of the Energy Equipment Group-$32,000; and write-downs of long-lived assets-$6,500. Third quarter amounts: Contract write-downs-$24,000 (Engineering & Construction Group) and $30,000 (Energy Equipment Group). Fourth quarter amount: Realignment of the Engineering & Construction Group's European operations-$14,800.

<F2> Includes in 1996 a provision  of $24,000  ($15,600  after tax) for asbestos claims.
<F3> Includes in 1995 a provision of $50,120 ($46,500 after tax) for reorganization costs.
<F4> Restated from amounts previously reported.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results Of Operations

BUSINESS GROUPS (See Note 17 to Financial Statements.)
(In Millions of Dollars)



                                                                                                                    Corporate
                                                                 Engineering                                        and
                                                                 and               Energy             Power         Financial
                                                     Total       Construction      Equipment          Systems       Services (1)
                                                     -----       ------------      ---------          -------       ------------

1997 <F6>
----
Unfilled orders.................................     7,184.6          5,295.6        1,604.5            255.0             29.5
New orders booked...............................     5,063.9          3,583.5        1,295.4            159.2             25.8
Revenues........................................     4,172.0          2,808.7        1,143.4            208.5             11.4
Interest expense<F2>............................        54.7              5.7           12.6             23.2             13.2
Earnings before income taxes....................        19.5             51.5 <F5>      49.0 <F5>       (26.7)<F5>       (54.3)<F5>
Identifiable assets.............................     3,357.7          1,241.3          896.9            879.3            340.2
Capital expenditures............................       189.8             42.1           14.6            131.2              1.9
Depreciation....................................        52.3             22.6           13.8             13.2              2.7


1996
----
Unfilled orders.................................     7,135.4          4,958.2        1,763.4            384.9             28.9
New orders booked...............................     5,570.3          3,568.4        1,787.7            209.3              4.9
Revenues........................................     4,040.6          2,580.9        1,309.4            158.9             (8.6)
Interest expense<F2>............................        54.9              3.1           15.5             23.3             13.0
Earnings before provision for special
    charges and income taxes....................       150.9             92.0           79.2             27.3            (47.6)
Earnings before income taxes....................       126.9             92.0           79.2             27.3            (71.6)<F4>
Identifiable assets.............................     3,510.3          1,165.0        1,130.2            730.3            484.8
Capital expenditures............................       158.5             36.7           18.1             96.8              6.9
Depreciation....................................        54.3             19.2           19.0             12.4              3.7


1995
----
Unfilled orders.................................     6,474.0          4,566.6        1,651.6            227.0             28.8
New orders booked...............................     4,071.4          2,927.7        1,000.5            138.4              4.8
Revenues........................................     3,081.9          2,146.2          774.5            157.2              4.0
Interest expense<F2>............................        49.0              2.8            8.1             24.5             13.6
Earnings before provision for special
    charges and income taxes....................       119.8             84.4           51.2             29.3            (45.1)
Earnings before income taxes....................        69.7             84.4            1.1<F3>         29.3            (45.1)
Identifiable assets.............................     2,975.8          1,022.3          923.6            583.1            446.8
Capital expenditures............................        59.4             23.0           18.9             14.0              3.5
Depreciation....................................        51.7             16.6           13.6             17.6              3.9

GEOGRAPHIC AREAS (See Note 17 to Financial Statements.)
(In Millions of Dollars)

                                                                                                                  Corporate
                                                                                                                  and
                                                                      United                                      Financial
                                                     Total            States          Europe       Canada         Services <F1>
                                                     -----            ------          ------       ------         ------------

1997 <F6>
----
Unfilled orders.................................     7,184.6           3,496.7        3,591.4        67.0            29.5
New orders booked...............................     5,063.9           2,112.5        2,812.9       112.7            25.8
Revenues........................................     4,172.0           1,690.1        2,378.7        91.8            11.4
Interest expense<F2>............................        54.7              36.0            4.7         0.8            13.2
Earnings before income taxes....................        19.5             (12.2)<F5>      78.1<F5>     7.9<F1>       (54.3)<F5>
Identifiable assets.............................     3,357.7           1,635.7        1,335.5        46.3           340.2



1996
----
Unfilled orders.................................     7,135.4           3,377.0        3,677.7        51.8            28.9
New orders booked...............................     5,570.3           2,468.2        2,998.2        99.0             4.9
Revenues........................................     4,040.6           1,671.9        2,301.7        75.6            (8.6)
Interest expense<F2>............................        54.9              36.2            4.3         1.4            13.0
Earnings before provision for special
    charges and income taxes....................       150.9              60.4          128.8         9.3           (47.6)
Earnings before income taxes....................       126.9              60.4          128.8         9.3           (71.6)<F4>
Identifiable assets.............................     3,510.3           1,730.0        1,247.7        47.8           484.8



1995
----
Unfilled orders.................................     6,474.0           3,098.3        3,318.3        28.6            28.8
New orders booked...............................     4,071.4           1,832.9        2,167.6        66.1             4.8
Revenues........................................     3,081.9           1,520.9        1,491.2        65.8             4.0
Interest expense<F2>............................        49.0              31.3            2.5         1.6            13.6
Earnings before provision for special
    charges and income taxes....................       119.8              72.6           92.9        (0.6)          (45.1)
Earnings before income taxes....................        69.7              47.9<F3>       92.9       (26.0)<F3>      (45.1)
Identifiable assets.............................     2,975.8           1,444.5        1,032.6        51.9           446.8

<F1> Includes  general  corporate  income  and  expense,  and the  Corporation's captive insurance operation.
<F2> Includes intercompany interest charged by
     Corporate to the business groups on outstanding borrowings.
<F3> Includes in 1995 a provision of $50.1 for reorganization costs.  Geographic allocation: United States-$24.7; Canada-$25.4.
<F4> Includes in 1996 a provision of $24.0 for asbestos claims.
<F5> Includes in 1997 a net charge of $50.9 ($37.4 after tax)  consisting of the following pretax items: Second quarter amounts: Gain on sale of Glitsch International, Inc.'s operations-$56.4 (Energy Equipment Group); provision for reorganization costs-$32.0 (Energy Equipment Group); and write-downs of long-lived assets-$6.5 (Corporate and Financial Services). Third quarter amounts: Contract write-downs-$24.0 (Engineering & Construction Group) and $30.0 (Energy Equipment Group). Fourth quarter amount: European realignment cost-$14.8 (Engineering & Construction Group). The geographic allocation of the $50.9 is as follows: United States-$4.8, Europe-$34.3, Canada-$5.3 and Corporate and Financial Services-$6.5.
<F6> Restated from amounts previously reported.

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

     All 1997 data included herein has been restated as described in Note 1 to the financial statements.

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

     Gross earnings from operations, which are equal to operating revenues minus the cost of operating revenues ("gross earnings"), decreased $226.5 million or 46% in fiscal 1997 as compared to fiscal 1996, to $268.0 million from $494.5 million, which was an increase of approximately 24% over gross earnings for fiscal 1995. Included in cost of operating revenues for 1997 were the following provisions:$32.0 million for reorganization of the Energy Equipment Group, $24.0 million for contract write-downs in the Engineering and Construction Group, $30.0 million for contract write-downs in the Energy Equipment Group and $13.3 million for realignment of the European operations of the Engineering and Construction Group. In addition, the Robbins Facility reported a gross loss of $36.3 million for 1997. In the fourth quarter of 1996, the Corporation recorded a special pretax charge of $24.0 million with respect to estimated probable payments for asbestos litigation that may not be covered by insurance due to insurers that have become, or may in the future become insolvent. The
Corporation and its subsidiaries, along with many other companies, are codefendants in numerous lawsuits pending in the United States. Plaintiffs claim damages for personal injury alleged to have arisen from the exposure to or use of asbestos in connection with work performed by the Corporation and its subsidiaries prior to and during the 1970s for which the insolvent insurers provided coverage. In conjunction with outside experts, the Corporation has carefully considered the financial viability and legal obligations of its insurance carriers and has concluded that after recognition of the special charge, insurers will continue to adequately fund the balance of the claims and defense costs relating to current and future asbestos litigation. The Corporation anticipates funding the major portion of this charge over the next five to ten years.

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

     Other  income in fiscal 1997 as compared  to fiscal  1996  increased  $76.9 million to $112.0 million from $35.1 million. The Corporation recorded a $56.4 million gain on the sale of Glitsch International, Inc.'s operations to Koch Engineering Company. This gain was included in other income in the second quarter. The Corporation received approximately $185.0 million in cash for the majority of the assets of Glitsch International, Inc. The retained net assets have been valued at their current estimated realizable value which are not material to the overalloperations of the Corporation. For segment reporting purposes, the earnings of Glitsch International, Inc. up to the closing date of June 27, 1997, were included in the operating results of the Corporation within the Energy Equipment Group. In addition to the Glitsch transaction gain, approximately $13.4 million in equity earnings of unconsolidated affiliates, and a gain of $2.8 million related to the sale of an office building in France were included in other income in 1997. Other income in fiscal 1996 as compared to fiscal 1995 decreased $4.7 million or 12% to $35.1 million from $39.8 million, of which $1.7 million was related to lower interest income.

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

     The tax provision for fiscal 1997 was $13.9 million on earnings before income taxes of $19.5 million primarily due to taxes on foreign earnings and losses. The effective tax rate for fiscal 1996 was 35.2% compared to 59.0% in fiscal 1995. The fiscal 1995 effective tax rate differed from the U.S. statutory rate primarily as a result of increasing the deferred tax asset valuation allowance by $14.5 million and an increase in state income taxes. The increase in the valuation allowance resulted from the 1995 provision for reorganization costs. This provision resulted in additional deferred tax assets for financial reporting purposes, thereby reducing the likelihood that a portion of the tax credit carryforwards will be utilized.

     The net earnings for 1997 was $5.6 million or $.14 basic per share. The net earnings included after-tax charges recorded in the second and fourth quarters of $25.0 million and $12.2 million, respectively, and the after-tax gain on sale of Glitsch International, Inc. of $36.7. The 1997 results also included a net loss of $25.3 million related to the Robbins Facility. Net earnings for 1996 were $82.2 million or $2.03 basic per share, after recording a special after-tax charge for asbestos claims of $15.6 million ($.38 basic per share). Net earnings excluding the provision for asbestos claims were $97.8 million or $2.41 basic per share. Net earnings for 1995 were $28.5 million or $.79 basic per share, which included an after-tax provision for reorganization costs of $46.5 million ($1.28 basic per share).


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

     The Group's gross earnings decreased $51.5 million in fiscal 1997 as compared with fiscal 1996 to $11.3 million from $62.8 million, which in turn represented an increase of $5.2 million from gross earnings of $57.6 million in fiscal 1995. The loss in 1997 is primarily due to $38.9 million pre-tax loss with respect to the Robbins Resource Recovery Facility. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership, operates this facility under a long-term operating lease. By virtue of this facility's qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided costs." Since the State repealed the Retail Rate Law and a 1997 decision in State Court regarding procedural matters, management of the Corporation determined that a charge against current earnings was required. In addition, earnings of the Group were negatively impacted as a result of noncapitalizable development costs.

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

Financial Condition

From the beginning of fiscal 1995 to the end of fiscal 1997, net assets have increased by $179.0 million. Stockholders' equity at the end of fiscal 1997 was $635.5 million as compared to $689.0 million at the end of fiscal 1996 and $625.9 million at the end of fiscal 1995. In November 1995, the Corporation issued 4,620,000 shares of common stock in a public offering, which increased stockholders' equity by $158.3 million. For fiscal 1997, the net earnings of $5.6 million, change in the accumulated translation adjustment of $28.3 million and payment of dividends to stockholders of $34.0 million had the effect of reducing stockholders' equity in 1997.

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

     Management of the Corporation expects its customers' requests for more favorable payment terms under Energy Equipment Group contracts to continue as a result of the competitive market in which the Corporation operates. The Corporation's pricing of contracts recognizes additional costs associated with the use of working capital.The Corporation intends to satisfy the increased working capital needs through internal cash generation, borrowings under its Revolving Credit Agreements and third-party financing in the capital markets. Under the Corporation's existing shelf registration statement, there is approximately $135.0 million available.

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

     In 1996, the Corporation completed the construction of a recycling and waste-to-energy project for the Village of Robbins, Illinois. A subsidiary of the Corporation, Robbins Resource Recovery Limited Partnership ("the Partnership"), will operate this facility under a long-term operating lease. By virtue of the facility qualifying under the Illinois Retail Rate Law as a qualified solid waste-to-energy facility, it was to receive electricity revenues projected to be substantially higher than the utility's "avoided cost." Under the Retail Rate Law, the utility was entitled to a tax credit against a state tax on utility gross receipts and invested capital. The State was to be reimbursed by the facility for the tax credit beginning after the 20th year following the initial sale of electricity to the utility. The State repealed the Retail Rate Law insofar as it applies to this facility. The Partnership is contesting the Illinois legislature's partial repeal of the Retail Rate Law in Court. In the event this litigation is not successful and no other means are available to generate revenue from the sale of electric power above that provided by selling electricity at the "avoided cost," there will be an additional adverse financial impact on the operating results of the project.

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

     Management's strategy for managing risks associated with interest rate fluctuations is to enter into financial instrument transactions, such as interest rate swaps and forward rate agreements, to reduce such risks. Management's strategy for managing transaction risks associated with currency fluctuations is for each operating unit to enter into forward foreign exchange agreements to hedge its exposure on contracts into the operating unit's functional currency. The Corporation utilizes all such financial instruments solely for hedging. Corporate policy prohibits the speculative use of such instruments. The Corporation is exposed to credit loss in the event of nonperformance by the counter parties to such financial instruments. To minimize this risk, the Corporation enters into these financial instruments with financial institutions that are primarily rated A or better by Standard & Poor's or A2 or better by Moody's. Management believes that the geographical diversity of the Corporation's operations mitigates the effectsof the currency translation exposure. No significant unhedged assets or liabilities are maintained outside the functional currency of the operating subsidiaries. Accordingly, translation exposure is not hedged.

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


CONSOLIDATED BALANCE SHEET
(In Thousands of Dollars, Except per Share Amounts)

                                                                    December 26,        December 27,
                                                                     1997 <F1>             1996
                                                                     ----                  ----

                                                       ASSETS

CURRENT ASSETS:
     Cash and cash equivalents............................          $    167,417        $    267,149
     Short-term investments...............................                91,888             137,180
     Accounts and notes receivable:
         Trade............................................               663,505             769,494
         Other............................................               135,870             116,291
     Contracts in process.................................               406,378             363,716
     Inventories..........................................                 8,808              39,799
     Prepaid and refundable income taxes..................                46,175              38,627
     Prepaid expenses.....................................                25,230              30,192
                                                                     -----------         -----------
         Total current assets.............................             1,545,271           1,762,448
                                                                     -----------         -----------
Land, buildings and equipment.............................             1,138,098           1,054,786
Less accumulated depreciation.............................               313,646             330,007
                                                                     -----------         -----------
         Net book value...................................               824,452             724,779
                                                                     -----------         -----------

Notes and accounts receivable - long-term.................                86,353              74,296
Investments and advances..................................               127,629              73,725
Intangible assets, net....................................               298,217             331,463
Prepaid pension cost and benefits.........................               187,200             180,473
Other, including insurance recoveries.....................               275,582             359,362
Deferred income taxes.....................................                12,996               3,788
                                                                     -----------         -----------
         TOTAL ASSETS.....................................           $ 3,357,700         $ 3,510,334
                                                                     ===========         ===========

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current installments on long-term debt...............           $    33,528         $    32,764
     Bank loans...........................................                53,748              52,278
     Accounts payable.....................................               380,016             359,503
     Accrued expenses.....................................               246,144             275,527
     Estimated costs to complete long-term
         contracts........................................               578,474             562,984
     Advance payments by customers........................                98,865             116,903
     Income taxes.........................................                21,527              41,935
                                                                     -----------         -----------
         Total current liabilities........................             1,412,302           1,441,894
Long-term debt, less current installments.................               855,668             796,279
Minority interest in subsidiary companies.................                26,730              13,106
Deferred income taxes.....................................                34,148              30,095
Postretirement and other employee benefits
     other than pensions..................................               169,212             180,210
Other long-term liabilities and deferred
     credits  ............................................               224,123             359,792
                                                                     -----------         -----------
         TOTAL LIABILITIES................................             2,722,183           2,821,376
                                                                     -----------         -----------

STOCKHOLDERS' EQUITY:
Preferred Stock
     Authorized 1,500,000 shares; no par
     value - none outstanding
Common Stock
     $1.00 par value; authorized 160,000,000
     shares; issued: 1997-40,745,668;
     1996-40,651,241......................................                40,746              40,651
Paid-in capital...........................................               201,105             197,970
Retained earnings.........................................               442,848             471,177
Accumulated translation adjustment........................               (48,887)            (20,545)
                                                                      ------------        -----------
                                                                         635,812             689,253
Less cost of treasury stock (10,804 shares)...............                   295                 295
                                                                      ------------        -----------

         TOTAL STOCKHOLDERS' EQUITY.......................               635,517             688,958
                                                                      ------------        -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......           $ 3,357,700          $ 3,510,334
                                                                     =============        ===========

See notes to financial statements.

<F1> Restated - see Note 1 to the financial statements.

CONSOLIDATED STATEMENT OF EARNINGS
(In Thousands of Dollars, Except per Share Amounts)

                                                                          1997 <F1>        1996             1995
                                                                          ----             ----             ----
REVENUES:
     Operating revenues..........................................        $4,059,965      $4,005,503        $3,042,177
     Other income (including interest:
         1997-$21,669; 1996-$21,714; 1995-$23,404)...............           112,050          35,108            39,753
                                                                         ----------      ----------        ----------

         Total Revenues..........................................         4,172,015       4,040,611         3,081,930
                                                                         ----------      ----------        ----------

COSTS AND EXPENSES:
     Cost of operating revenues..................................         3,791,998       3,510,970         2,642,290
     Selling, general and administrative expenses................           268,026         296,921           250,369
     Other deductions (including interest:
         1997-$54,675; 1996-$54,940; 1995-$49,011)...............            89,544          76,678            64,998
     Provision for special charges...............................              -             24,000            50,120
     Minority interest...........................................             2,931           5,176             4,490
                                                                         ----------      ----------        ----------

         Total Costs and Expenses................................         4,152,499       3,913,745         3,012,267
                                                                         ----------      ----------        ----------

Earnings before income taxes.....................................            19,516         126,866            69,663

Provision for income taxes.......................................            13,892          44,626            41,129
                                                                         ----------      ----------        ----------

Net earnings.....................................................        $    5,624      $   82,240        $   28,534
                                                                         ==========      ==========        ==========

Earnings per share:
     Basic....................................................               $.14            $2.03               $.79
                                                                          =======          =======             ======
     Diluted..................................................               $.14            $2.02               $.78
                                                                          =======          =======             ======

Shares outstanding:
     Basic:
         Weighted average number of shares outstanding........              40,677          40,592             36,322
     Diluted:
         Effect of stock options..............................                 127             167                107
                                                                         ----------      ----------        ----------

     Total diluted............................................              40,804          40,759             36,429
                                                                         ==========      ==========        ==========

See notes to financial statements.

<F1> Restated - see Note 1 to financial statements.

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

     As indicated on Note 1, the consolidated financial statements as of and for the year ended December 26, 1997 have been restated.

PricewaterhouseCoopers L.L.P.


New York,  New York January 27, 1998,  except for the  restatement  paragraph of
Note 1 as to which the date is December 17, 1998

CONSOLIDATED  STATEMENT  OF CHANGES IN  STOCKHOLDERS'  EQUITY (In  Thousands  of
Dollars, Except per Share Amounts)

                                                                                             1997 <F1>     1996            1995
                                                                                             ----          ----            ----
COMMON STOCK
   Balance at beginning of year.......................................................     $ 40,651       $ 40,498       $ 35,833
   Sold under stock options: (shares: 1997-94,427; 1996-128,199;
     1995-45,817).....................................................................           95            128             45
   Restricted stock issued under incentive plans (shares: 1996-24,561)................         -                25           -
   Issued in public offerings (shares: 1995-4,620,000)................................         -              -             4,620
                                                                                            -------       --------       --------

     Balance at end of year...........................................................       40,746         40,651         40,498
                                                                                           --------       --------       --------

PAID-IN CAPITAL
   Balance at beginning of year.......................................................      197,970        192,721         38,266
   Stock option exercise price less par value.........................................        2,665          3,417            573
   Excess of market value over cost of treasury stock or common stock
     issued under incentive plans.....................................................        -              1,068             46
   Tax benefits related to stock options..............................................          470            764            192
   Excess of proceeds received on issuance of common stock in public
     offerings less par value and costs...............................................        -               -           153,644
                                                                                          ---------       --------       --------

     Balance at end of year...........................................................      201,105        197,970        192,721
                                                                                          ---------       --------       --------

RETAINED EARNINGS
   Balance at beginning of year.......................................................      471,177        421,804        420,861
   Net earnings for the year..........................................................        5,624         82,240         28,534
   Cash dividends paid:
     Common (per share outstanding: 1997-$.835; 1996-$.81; 1995-$.77).................      (33,953)       (32,867)       (27,591)
                                                                                            ---------       --------       --------

     Balance at end of year...........................................................      442,848        471,177        421,804
                                                                                           --------       --------       --------

ACCUMULATED TRANSLATION ADJUSTMENT
   Balance at beginning of year.......................................................       (20,545)       (28,861)       (37,915)
   Change in accumulated translation adjustment during the year.......................       (34,615)         8,316          9,054
   Amount transferred to income upon sale of subsidiary...............................         6,273           -              -
                                                                                            --------        -------        --------

     Balance at end of year...........................................................       (48,887)       (20,545)       (28,861)
                                                                                            ---------       --------      ---------

TREASURY STOCK
   Balance at beginning of year.......................................................          295            295            551
   Issued under incentive plans (shares: 1995-9,325)..................................         -               -             (256)
                                                                                           --------        --------        --------

     Balance at end of year...........................................................          295            295            295
                                                                                            --------       --------       --------

   TOTAL STOCKHOLDERS' EQUITY.........................................................     $635,517       $688,958       $625,867
                                                                                           ========       ========       ========



See notes to financial statements.

<F1> Restated - see Note 1 to financial statements.

FOSTER WHEELER CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands of Dollars)

                                                                                               1997 <F1>     1996          1995
                                                                                               ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings...............................................................              $ 5,624       $ 82,240      $ 28,534
     Adjustments to reconcile net (loss)/earnings to
        cash flows from operating activities:
        Depreciation and amortization...........................................               62,010         63,605        54,625
        Noncurrent deferred tax.................................................               (4,553)         5,338         5,049
        Gain on sale of land, buildings and equipment...........................               (5,583)          (400)       (1,283)
        Equity earnings, net of dividends.......................................              (13,429)        (1,474)       (1,578)
        Net gain on sale of subsidiaries........................................              (49,400)           -             -
        Provision for special charges...........................................                  -           24,000        50,120
        Other noncash items.....................................................               (6,534)        (5,133)       (4,891)
     Changes in assets  and  liabilities,  net of effects  of  acquisitions  and divestitures:
        Receivables.............................................................              (62,072)      (148,023)     (143,023)
        Contracts in process and inventories....................................              (72,533)       (19,983)     (131,759)
        Accounts payable and accrued expenses...................................               37,940         64,219        29,566
        Estimated costs to complete long-term contracts.........................               58,925         17,376        50,096
        Advance payments by customers...........................................                1,251         39,300       (34,237)
        Income taxes............................................................              (22,472)        13,520         3,801
        Other assets and liabilities............................................              (49,231)       (23,629)      (10,327)
                                                                                              ----------     ---------     ---------

        Net cash (used)/provided by operating activities........................             (120,057)       110,956      (105,307)
                                                                                              ----------   ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures.......................................................             (189,767)      (158,526)      (59,432)
     Proceeds from sale of properties...........................................               12,516         16,278         2,918
     Payments for acquisitions of businesses, net of cash acquired..............                  -          (14,798)     (133,451)
     Sales of subsidiaries......................................................              185,601           -             -
     Increase in investments and advances.......................................              (40,426)       (10,926)      (13,596)
     Decrease/(increase)in short-term investments...............................               34,160        (19,713)        7,026
     Partnership distribution...................................................               (4,800)        (4,859)       (4,883)
                                                                                               ---------     ---------     ---------

        Net cash used by investing activities...................................               (2,716)      (192,544)     (201,418)
                                                                                               ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends to stockholders..................................................              (33,953)       (32,867)      (27,591)
     Proceeds from public offering of common stock, net.........................                  -            -           158,264
     Proceeds from the exercise of stock options................................                2,760          3,545           618
     Increase/(decrease)in short-term debt......................................                7,590        (35,258)        7,243
     Proceeds from long-term debt...............................................               98,761        287,937       219,978
     Repayment of long-term debt................................................              (34,551)       (47,646)     (130,329)
                                                                                              ---------     ---------     ---------

             Net cash provided by financing activities..........................               40,607        175,711       228,183
                                                                                              ---------     ---------     ---------

      Effect of exchange rate changes on cash and cash equivalents..............                (17,566)       5,895         9,872
                                                                                              ---------     ---------     ---------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS................................                (99,732)     100,018        (68,670)
Cash and cash equivalents at beginning of year..................................                267,149      167,131        235,801
                                                                                              ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR........................................               $167,417     $267,149       $167,131
                                                                                              =========     =========     =========


Cash paid during the year for:
        Interest (net of amount capitalized)....................................               $40,225      $45,985         $45,434

        Income taxes............................................................               $30,099      $20,271         $18,162

See notes to financial statements.

<F1>(a) Restated - see Note 1 to financial statements.

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

Restatement

The 1997 earnings were restated to eliminate a charge of $60.0 million that was taken in the second quarter of 1997. This charge related to the anticipated losses of a waste-to-energy plant located in the Village of Robbins, Illinois (the "Robbins Facility"). These losses were initially provided for because the Corporation expected the income and cash to be generated by the Robbins Facility would not be sufficient to cover the lease expense. Based on further detailed review and analysis, the Corporation determined that the costs associated with this operating lease agreement should only be accrued in the event that the lessee no longer benefits from the use of the property (formal exit plan). Since the Corporation has an obligation to continue to operate the facility, it was determined that the losses should be recognized as incurred and not accrued based on probable scenarios.

The effect of this restatement is shown below:


                                     (In thousands, except per-share amounts)


Net                           As Previously      Earnings Per                           Earnings
Earnings/(Loss)                  Reported        Share-Basic       As Revised           Share-Basic
                                 --------        -----------       ----------           -----------


1997

First quarter                  $  20,221        $   .50             $  20,221           $   .50
                                                -------                                 -------
Second quarter                    (3,631)       $  (.09)               22,586           $   .56
                                                --------                                -------
Third quarter                    (29,348)       $  (.72)              (34,976)          $  (.86)
                                                --------                                 -------
Fourth quarter                     2,295        $  (.06)               (2,207)          $  (.05)
                              ----------        --------            -----------          -------
Year                           $ (10,463)       $ (0.26)            $   5,624           $  0.14
                               ==========      =========            ==========          ========

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

     In 1997, the Corporation sold two subsidiaries: (1) in the second quarter, an accrual for $6,500 was recognized for the valuation of Ullrich Copper, Inc. Since this subsidiary (a manufacturer of copper extrusions) was not part of the Corporation's three core business groups, management of the Corporation reached a decision to sell this subsidiary which was valued at the estimated fair value less the cost to sell. The final sale was completed in the third quarter of 1997 with no additional financial impact; and (2) in the second quarter, the Corporation recorded a $56,400 pretax ($36,660 after tax) gain on the sale of Glitsch International, Inc.'s operations to Koch Engineering Company. This gain was included in the second quarter. The Corporation received approximately $185,000 in cash for the majority of the assets of Glitsch International, Inc. The retained net assets have been valued at their current estimated realizable value, which are not considered material to the overall operations of the Corporation. For segment reporting purposes, the earnings of Glitsch International, Inc. up to the closing date of June 27, 1997, were included in the operating results of the Corporation within the Energy Equipment Group.


3.  ACCOUNTS AND NOTES RECEIVABLE

The following tabulation shows the components of trade accounts and notes receivable:


                                                            1997          1996
                                                            ----          ----
  From long-term contracts:
     Amounts billed due within one year.......           $443,355      $477,394
                                                         --------      --------
  Retentions:
     Billed:
        Estimated to be due in:
             1997 ............................              -            21,578
             1998 ............................             48,694        16,046
             1999 ............................              3,367        20,028
             2000 ............................                148          -
                                                         --------        ------
             Total billed.....................             52,209        57,652
                                                         --------        ------

     Unbilled:
        Estimated to be due in:
             1997 ............................              -           135,241
             1998 ............................            131,583           824
             1999 ............................                540          -
             2000 ............................                337          -
                                                         --------       -------
             Total unbilled...................            132,460       136,065
                                                         --------      --------
             Total retentions.................            184,669       193,717
                                                         --------      --------
             Total receivables from
                long-term contracts...........            628,024       671,111
  Other trade and notes receivable............             36,719       102,458
                                                         --------      --------
                                                          664,743       773,569
  Less, allowance for doubtful accounts.......              1,238         4,075
                                                         --------      --------
                                                         $663,505      $769,494
                                                         ========      ========


4.  CONTRACTS  IN  PROCESS  AND  INVENTORIES

Costs of contracts in process and inventories considered in the determination of cost of operating revenues are shown below:
                                                1997          1996       1995
                                                ----          ----       ----

  Contracts in process....................   $406,378      $363,716    $340,526
                                             ========      ========    ========
  Inventories:
     Materials and supplies...............  $   7,336      $ 31,037    $ 31,633
     Work in process......................      -             2,445       6,072
     Finished goods.......................      1,472         6,317       5,011
                                           ----------     ---------   ---------
                                            $   8,808      $ 39,799    $ 42,716
                                            =========      ========    ========


The following tabulation shows the elements included in contracts in process as related to long-term contracts:

                                                 1997          1996        1995
                                                 ----          ----        ----
  Costs plus accrued profits less
     earned revenues on contracts
     currently in process.................... $837,556       $633,392   $694,877
  Less, Progress payments....................  431,178        269,676    354,351
                                             ---------      ---------  ---------
                                              $406,378       $363,716   $340,526
                                              ========       ========   ========

5.  LAND, BUILDINGS AND EQUIPMENT

Land, buildings and equipment are stated at cost and are set forth below:

                                                            1997          1996
                                                            ----          ----

     Land and land improvements....................   $    19,820   $    21,419
     Buildings.....................................       134,574       154,160
     Equipment.....................................       744,484       743,434
     Construction in progress......................       239,220       135,773
                                                      -----------   -----------
                                                       $1,138,098    $1,054,786
                                                      ===========    ==========

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

    The following table sets forth the plans' funded status as of the end of December 1997 and 1996:


    The following table sets forth the plans' funded status as of the end of December 1997 and 1996:

                                                           1997           1996
                                                           ----           ----
Actuarial present value of accumulated benefit
  obligations:
    Vested.........................................     $ 439,455      $ 375,765
    Nonvested......................................         8,991          9,135
                                                        ---------      ---------
       Total.......................................     $ 448,446      $ 384,900
                                                        =========      =========

Plan assets at fair value, primarily
    listed stocks and bonds........................     $ 542,601      $ 490,659
Projected benefit obligations......................      (500,744)     (424,285)
                                                        ----------    ----------

Excess of plan assets over projected
    benefit obligations............................       41,857          66,374
Unrecognized net loss due to past
    experience different from
    assumptions made...............................       63,698          37,047
Unrecognized prior service cost....................       16,735          16,638
Unrecognized net assets being
    amortized over 12 years........................       (6,288)       (12,179)
                                                       ----------     ----------
Prepaid pension cost...............................     $ 116,002      $ 107,880
                                                        =========      =========


Net periodic pension expense included the following components:
                                              1997          1996           1995
                                              ----          ----           ----

    Service cost........................  $  25,363      $  17,424    $  13,602
    Interest cost on projected
       benefit obligation...............     33,526         29,476       27,327
    Actual return on plan assets........    (61,110)       (43,600)     (38,848)
    Net amortization and deferrals......     11,076         (2,279)        (637)
                                           --------      ---------    ---------
    Net periodic pension expense........  $   8,855      $   1,021    $   1,444
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


         Accumulated postretirement benefit obligation:
                                                           1997           1996

       Retirees....................................     $  82,329      $  70,095
       Fully-eligible active plan participants.....         7,704         11,927
       Other active plan participants..............        33,099         36,895
                                                        ---------      ---------
       Accumulated postretirement benefit..........       123,132        118,917
       Unrecognized net (loss)/gain................        (2,442)         3,052
       Unrecognized prior service cost.............        25,865         28,976
                                                        ---------      ---------

       Accrued postretirement benefit liability....     $ 146,555      $ 150,945
                                                        =========      =========


         Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

                                             1997           1996         1995
                                             ----           ----         ----
       Service cost...................... $   1,000       $  1,623     $  1,247
       Interest cost.....................     6,264          6,010        6,186
       Net amortization and deferrals....    (2,211)        (2,101)      (2,165)
                                            ---------       --------   --------
     Net periodic postretirement
         benefit cost.................... $   5,053       $  5,532     $  5,268
                                            =========       ========   ========

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

Notes to Financial Statements
(In Thousands of Dollars, Except per Share Amounts)

8.  LONG-TERM DEBT

Long-term debt consisted of the following:                                       1996           1997
                                                                                 ----           ----
Corporate Debt
    8.58% unsecured promissory notes due on
       September 30, 1998.........................................             $ 22,000      $ 44,000

    Revolving Credit Agreements (average interest rate 6%)........              205,000       171,500
    6.75% Notes due November 15, 2005.............................              200,000       200,000

Special-purpose Project Debt
    The Corporation's obligations with respect to this debt are limited to guaranteeing the operating performance of the projects.

    Collateralized note payable, interest varies based on one of several money market rates (1997-year-end rate 6.895%), due semiannually through
       July 30, 2006..............................................               50,493        53,853
    Floating/Fixed Rate Resource Recovery
       Revenue  Bonds,  interest  varies based on tax-exempt  money market rates
       (1997  year-end  rate  4.2%),  due  semiannually  August 1, 1998  through
       February 1, 2010                                                          43,648        45,448
    Fixed Rate Trust Certificates, interest at 7.36%,
       due semiannually August 15, 1998 through
       February 15, 2014..........................................              162,000        97,923
    Solid Waste Disposal and Resource Recovery
       System Revenue Bonds, interest 7.125% to
       7.5%, due annually December 1, 1999
       through 2010...............................................              120,150       120,150
    Resource Recovery Revenue Bonds, interest
       7.9% to 10%, due annually December 15,
       1998 through 2012..........................................               67,070        70,270

    Other.........................................................               18,835        25,899
    -----                                                                      --------      --------
                                                                                889,196       829,043
    Less, Current portion............................................            33,528        32,764
                                                                               --------      --------
                                                                               $855,668      $796,279
                                                                               ========      ========
       Principal payments are payable in annual installments of:
         1999...........................................................       $ 40,232
         2000...........................................................         30,097
         2001...........................................................        232,431
         2002...........................................................         29,921
         2003...........................................................         33,596
         Balance due in installments through 2014.......................        489,391
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

10.  INCOME TAXES

The components of (loss)/earnings before income taxes for the years 1997, 1996 and 1995 were taxed under the following jurisdictions:

                                            1997          1996          1995
                                            ----          ----          ----

       Domestic...........................$(66,438)      $(11,261)      $  2,775
       Foreign............................  85,954        138,127         66,888
                                          --------       --------       --------
       Total..............................$ 19,516       $126,866       $ 69,663
                                          ========       ========       ========

    The provision for income taxes on those was as follows:

    Current tax (benefit)/expense:
       Domestic........................... (12,183)      $  6,002       $  6,306
       Foreign............................  40,059         31,197         17,883
                                          --------       --------       --------
       Total current......................  27,876         37,199         24,189
                                          --------       --------       --------
    Deferred tax (benefit)/expense:
       Domestic...........................  (9,499)        (5,434)         5,508
       Foreign............................  (4,485)        12,861         11,432
                                           ---------     --------       --------
       Total deferred..................... (13,984)         7,427         16,940
                                           ---------     --------       --------

    Total provision for income taxes......$ 13,892       $ 44,626       $ 41,129
                                          ========       ========       ========

                                    FOSTER WHEELER CORPORATION AND SUBSIDIARIES


       Deferred tax liabilities (assets) consist of the following:

                                                        1997         1996
    Difference between book and
       tax depreciation............................  $ 89,562      $ 90,995
    Pension assets.................................    36,092        36,024
    Capital lease transactions.....................    11,899        12,201
    Revenue recognition............................    24,546        19,994
    Other      ....................................     2,023         6,416
                                                     --------      --------
    Gross deferred tax liabilities.................   164,122       165,630
                                                     --------      --------

    Current taxability of estimated
       costs to complete
       long-term contracts.........................    (7,331)       (9,061)
    Income currently taxable deferred
       for financial reporting.....................    (6,291)       (6,697)
    Expenses not currently deductible
       for tax purposes............................   (52,306)      (37,104)
    Investment tax credit carryforwards............   (30,251)      (30,251)
    Postretirement benefits other
       than pensions...............................   (64,707)      (64,900)
    Asbestos claims................................    (6,370)       (8,400)
    Minimum tax credits............................    (9,822)       (6,832)
    Foreign tax credits............................   (21,400)      (21,400)
    Other      ....................................    (1,809)       (3,166)
    Valuation allowance............................    20,000        20,000
                                                    ---------     ---------
    Net deferred tax assets........................  (180,287)     (167,811)
                                                     ----------    ----------

                                                    $ (16,165)     $ (2,181)
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

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars, Except per Share Amounts)

       The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:


                                                                   1997          1996            1995
                                                                   ----          ----            ----
    Tax (benefit)/provision
       at U.S. statutory rate.............................         35.0 %        35.0%          35.0%
    State income taxes, net of
       Federal income tax benefit.........................          9.9           2.0            4.4
    Increase in valuation allowance.......................          -             -             20.8
    Difference in estimated
       income taxes on foreign income and losses,
       net of previously provided amounts ................         28.1           -              -
    Other      ...........................................         (1.8)         (1.8)          (1.2)
                                                                  ------        ------         ------
                                                                   71.2%         35.2%          59.0%
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

    The minimum lease payments under these long-term noncancelable operating leases are as follows:

       1998          .............................       $ 14,012
       1999          .............................         18,218
       2000          .............................         35,578
       2001          .............................         35,580
       2002          .............................         53,598
       Thereafter    .............................        692,566
                                                        ---------
       Total         .............................       $849,552
                                                         ========

    The Corporation and certain of its subsidiaries are obligated under operating lease agreements primarily for office space. Rental expense for these leases amounted to $26,500 in 1997, $28,800 in 1996 and $26,000 in 1995. Future
minimum rental commitments on noncancelable leases are as follows: 1998 - $25,200; 1999 - $23,600; 2000 - $20,400; 2001 - $19,800; 2002-$17,500; and an
aggregate of $16,300 thereafter.

12.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                                           Three Months Ended
1997 (1)                                                           March 28          June 27       Sept. 26           Dec. 26
                                                                  ---------         --------      ----------          -------

                  Operating revenues........................       $965,114        $1,030,634      $1,029,994       $1,034,223
                  Gross earnings from
                      operations............................        110,599            71,280          10,829           75,259
                  Net earnings/(loss).......................         20,221            22,586(a)      (34,976)(b)       (2,207)(c)

                  Earnings/(loss) per share:
                      Basic.................................           .50            .56             (.86)             (.05)
                      Diluted...............................           .50            .55             (.86)             (.05)
                  Shares outstanding:
                      Basic:
                         Weighted average
                           number of shares outstanding.....         40,642           40,643           40,688           40,734
                      Diluted:
                         Effect of stock options............            140              133               *                *
                                                                    -------         --------        ---------        --------
                      Total diluted.........................         40,782           40,776           40,688           40,734
                                                                     ======           ======           ======          =======

                  Cash dividends per share..................           .205             .21               .21             .21

                  Stock prices:
                      High .................................         42.75            41.50             48.125          44.75
                      Low  .................................         35.875           35.125            39.75           26.688

                  (1) Restated - see Note 1 to financial statements.

                  1996                                             March 29          June 28        Sept. 27            Dec. 27
                  ----                                             --------          -------        --------            -------



                  Operating revenues........................       $843,916          $970,535        $960,912       $1,230,140
                  Gross earnings from
                      operations............................        117,274           117,495         128,011          131,753

                  Net earnings..............................         23,436            25,065          23,965            9,774(d)

                  Earnings per share:
                      Basic.................................           .58              .62              .59             .24
                      Diluted...............................           .58              .61              .59             .24
                  Shares outstanding:
                      Basic:
                         Weighted average
                            number of shares outstanding....         40,513           40,596          40,621           40,640
                      Diluted:
                         Effect of stock options............            202              194             177              127
                                                                    -------          -------         -------          -------
                      Total diluted.........................         40,715           40,790          40,798           40,767
                                                                     ======           ======          ======           ======

                  Cash dividends per share..................           .195             .205             .205            .205

                  Stock prices:
                      High .................................         47.25            47.125           45.00           44.625
                      Low  .................................         39.375           39.75            39.875          33.75


(a) Includes a gain of $56,400 related to the sale of Glitsch International, Inc. and a charge of $38,500, a net gain of $11,600 net of income taxes $(.29) per share. See Notes 2 and 18.

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


                                                            1997               1996              1995
                                                            ----               ----              ----
         Net earnings - as reported                       $   5,624           $ 82,240          $ 28,534
                                                          =========           ========          ========
         Net earnings - pro forma                         $   2,994           $ 79,725          $ 24,434
                                                          =========           ========          ========
         Earnings per share - as reported
                Basic                                      $  .14              $2.03        $  .79
                Diluted                                    $  .14              $2.02        $  .78
         Earnings per share - pro forma
                Basic                                      $  .07              $1.96        $  .67
                Diluted                                    $  .07              $1.96        $  .67

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

      Information regarding these option plans for 1997, 1996 and 1995 is as follows:



                                                         1997                         1996                       1995
                                                    ---------------------     --------------------      -------------------

                                                                  Weighted-               Weighted-               Weighted-
                                                                  Average                 Average                 Average
                                                                  Exercise                Exercise                Exercise
                                                     Shares       Price       Shares      Price         Shares    Price



      Options outstanding, beginning of year.....   1,123,230    $33.00       991,345      $29.78       546,462    $28.12
      Options exercised                               (94,427)    29.23      (128,199)      27.65       (45,817)    13.49
      Options granted                                 379,500     36.96       260,084       42.63       490,700     30.10
                                                   ----------                --------                   -------
      Options outstanding, end of year              1,408,303     $34.32     1,123,230      $33.00      991,345    $29.78
                                                    =========                =========                 ========

      Option price range at end of year             $14.50 to                $14.50 to                  $14.50 to
                                                    $45.6875                 $45.6875                   $40.0625

      Option price range for exercised shares       $21.3125 to              $14.50 to                  $12.25 to
                                                    $42.1875                 $32.9375                   $13.6875

      Options available for grant at end of year....1,153,416                1,282,916                  1,543,000
                                                    =========                =========                  =========

      Weighted-average fair value of options,
          granted during the year...                   $10.67                   $14.90                    $13.12


                 The following table summarizes information about fixed-price stock options outstanding at December 26, 1997:


                                                    Options Outstanding                         Options Exercisable
                                      --------------------------------------------------   ------------------------------
                                                       Weighted-
                                      Number           Average             Weighted-       Number              Weighted
             Range of                 Outstanding      Remaining           Average         Exercisable         Average
            Exercise Prices           at 12/26/97      Contractual Life    Exercise Price  at 12/26/97      Exercise Price


             $14.50                     2,691           2 years            $14.50           2,691               $14.50
             21.3125 to 22.125         24,727           3 years             21.54          24,727                21.54
             22.0625 to 28.6875        40,500           4 years             23.37          40,500                23.37
             26.9375 to 27.4375        76,833           5 years             27.33          76,833                27.33
             27.4375 to 28.75          89,667           6 years             28.49          89,667                28.49
             32.9375 to 40.0625       160,834           7 years             36.04         160,834                36.04
             29.75 to 35.25           375,967           8 years             30.19         317,578                30.22
             42.1875 to 45.6875       257,584           9 years             42.64         114,528                43.20
             36.9375 to37.25          379,500          10 years             36.96          -                      -
                                      -------                                         -----------

             14.50 to 45.6875       1,408,303                                             827,358
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

Notes to Financial Statements
(In Thousands of Dollars, Except per Share Amounts)

Carrying   Amounts  and  Fair  Values  -  The  estimated   fair  values  of  the
Corporation's financial instruments are as follows:


                                                           1997                               1996
                                                   --------------------------       ----------------------
                                                    Carrying        Fair            Carrying         Fair
                                                    Amount          Value           Amount           Value

 Nonderivatives:
 Cash and short-term
    investments................................      $259,305       $259,305        $404,329        $404,329
 Long-term investments.........................           700          1,240             700           1,170
 Long-term debt................................       (889,196)     (888,321)        (829,043)      (828,287)

 Derivatives:
 Foreign currency
    contracts..................................         31,210        31,210            1,430          1,430
 Interest rate swaps...........................            -           (605)             -              260



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

17.  BUSINESS SEGMENTS - DATA

The business of the Corporation and its subsidiaries falls within three business groups. THE ENGINEERING AND CONSTRUCTION GROUP designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure, including power- generation and distribution facilities, production terminals, pollution control equipment and water treatment facilities and process plants for the production of fine chemicals, pharmaceuticals, dyestuffs, fragrances, flavors, food additives and vitamins. Also, the E&C Group provides a broad range of environmental remediation services, together with related technical, design and regulatory services. THE ENERGY EQUIPMENT GROUP designs, manufactures and erects steam- generating and auxiliary equipment for power stations and industrial markets worldwide. Steam- generating equipment includes a full range of fluidized-bed and conventional boilers firing coal, oil, gas, biomass and other municipal solid waste, waste wood and low-Btu gases. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment and low-NOX burners. Site services related to these products encompass plant erection, maintenance engineering, plant upgrading and life extension, and plant repowering. In addition, this Group provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. At the end of June 1997, the Energy Equipment Group sold Glitsch International, Inc. which provided proprietary solutions and systems for many separation applications and manufactured highly engineered chemical-separations equipment for the petroleum refining, petrochemical, chemical and gas processing industries. THE POWER SYSTEMS GROUP utilizes Foster Wheeler's strengths in design, engineering, manufacturing and construction to build, own or lease, and operate cogeneration, independent power production and resource recovery facilities as well as facilities for the process and petrochemical industries.

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

18.  OTHER EVENTS

In 1997, the Corporation recognized in the cost of operating revenues the following:

   (1) in the second quarter, $32,000 against the Energy Equipment Group representing the last phase of the Group's reorganization started in 1995 following the Pyropower acquisition. These actions will result in a further reduction in operating costs with a more efficient project execution capability. This plan includes $14,500 for the discontinuance of certain product lines including incremental costs on certain completed contracts. Approximately $9,200 of the charge relates to the consolidation of the San Diego operations with the Group's activities in New Jersey. The $9,200 includes approximately $5,200 for personnel costs including severance and related benefits. The balance ($4,000) represents write-downs of San Diego assets (primarily land and buildings) in accordance with SFAS No. 121, "Accounting for the
         Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." These San Diego long-lived assets are now considered to be for sale and have been accounted for at their current market value less estimated cost to sell. The remaining balance of approximately $8,300 is primarily related to the write-down of a Canadian cogeneration plant in accordance with SFAS No.121. As a result of the current reorganization, this cogeneration plant is now considered to be for sale. The basis of this plant has been adjusted to its estimated fair market value less cost to sell. Approximately 70% of the Energy Equipment Group's charges mentioned above will have a cash impact. Approximately 50% of this cost was paid out by year-end and the balance will be paid out during 1998.

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